Form 10-K, Exhibit 13
period 2000-12-31
LINCOLN NATIONAL CORP
filed 2001-03-12
CIK 59558

Exhibit 13 Portions of LNC's 2000 Annual Report to Shareholders



Selected Quarterly Financial Data


                                                                 (in millions, except per share data)
Operating Results by Quarter                     1st Qtr          2nd Qtr             3rd Qtr              4th Qtr
------------------------------------------------------------------------------------------------------------------
2000 Data
Premiums and other considerations                 $959.1         $1,029.2            $1,043.0             $1,101.4
Net investment income                              711.1            673.8               690.0                672.1
Realized gain (loss) on investments                 (1.0)           (10.4)              (17.0)                 0.1

Net income(1)                                     $170.2           $163.6              $138.6               $148.9

Net income per diluted share                       $0.87            $0.84               $0.71                $0.76

1999 Data
Premiums and other considerations                 $963.9           $981.5              $939.7             $1,108.1
Net investment income                              709.5            700.8               697.1                700.1
Realized gain (loss) on investments                  1.9             (4.0)                5.4                 (0.3)

Net income                                        $145.1           $148.4              $132.3                $34.6

Net income per diluted share                       $0.71            $0.73               $0.66                $0.18
==================================================================================================================

(1) Net income for the third and fourth quarters of 1999 includes special charges for changes in estimates of reserves and the fourth quarter includes a charge for estimated settlement costs for participation in workers' compensation carve-out business and a tax benefit related to the release of a tax valuation allowance.





Selected Annual Financial Data

Year Ended December 31                                   2000        1999         1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Total revenue                                        $6,851.5    $6,803.7     $6,087.1      $4,898.5      $4,733.6
Net income from continuing operations(1)                621.4       460.4        509.8          22.2         356.4
Net income from discontinued operations                    --          --           --         134.9         157.2
Gain on sale of discontinued operations                    --          --           --         776.9            --
------------------------------------------------------------------------------------------------------------------
Net income(1)                                          $621.4      $460.4       $509.8        $934.0        $513.6

Per Share Data:(2)
Net income from continuing operations                   $3.19       $2.30        $2.51         $0.11         $1.69
Net income from discontinued operations                    --          --           --          0.65          0.75
Gain on sale of discontinued operations                    --          --           --          3.73            --
------------------------------------------------------------------------------------------------------------------
Net Income-Diluted                                      $3.19       $2.30        $2.51         $4.49         $2.44
Net Income-Basic                                        $3.25       $2.33        $2.54         $4.56         $2.47
Common stock dividends                                 $1.175      $1.115       $1.055        $0.995        $0.935

                                                                  (millions of dollars, except per share data)
Year Ended December 31                                   2000        1999         1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Assets                                              $99,844.1  $103,095.7    $93,836.3     $77,174.7     $71,713.4
Long-term debt                                          712.2       712.0        712.2         511.0         626.3
Company-obligated mandatorily redeemable preferred
securities of subsidiary trusts holding
solely junior subordinated debentures                   745.0       745.0        745.0         315.0         315.0
Shareholders' equity                                 $4,954.1     4,263.9      5,387.9       4,982.9       4,470.0

Per Share Data:(2)
Shareholders' equity (Securities at market)            $25.92      $21.76       $26.59        $24.63        $21.50
Shareholders' equity (Securities at cost)               25.85       24.14        23.86         22.48         19.51
Market value of common stock                           $47.31      $40.00       $40.91        $39.07        $26.25
==================================================================================================================
(1) Factors affecting the comparability of income from continuing operations and net income from continuing operations for the 1996-2000 period are shown on page 36 (see "Supplemental Data"). Other factors affecting comparability are shown within the results of operations by segment (see pages 41 through 57).

(2) Per share amounts were affected by the issuance of 2,796,224 shares of common stock in 1997 and the retirement of
    6,222,581, 7,675,000; 1,246,562; 9,897,800 and 1,238,164 shares of common stock in 2000, 1999, 1998, 1997 and
    1996, respectively.




Supplemental Data

The following table presents a reconciliation of "Income (Loss) from Continuing Operations" to "Net Income from Continuing Operations" determined in accordance with generally accepted accounting principles. Income
(Loss) from Continuing Operations is LNC's alternative measure of operating performance which excludes the after-tax realized gain (loss) on investments and associated items, gain (loss) on sale of subsidiaries
(if applicable) and restructuring charges.

Year Ended December 31 (in millions)                       2000        1999        1998        1997        1996
---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations(1)              $719.1      $475.5      $530.4     $(50.7)      $298.8
Realized gain (loss) on investments, net of associated
amortization of deferred policy acquisition costs,
provision for policyholder commitments, investment
expenses and income taxes                                 (17.5)        3.8        13.7       72.9         57.6
Restructuring charges, net of income taxes                (80.2)      (18.9)      (34.3)        --           --
---------------------------------------------------------------------------------------------------------------
Net Income from Continuing Operations                    $621.4      $460.4      $509.8      $22.2       $356.4
===============================================================================================================

(1) Income (loss) from continuing operations for 1999 includes changes in estimates of reserves for 1) Lincoln UK' s pension business of $126.1 million, after-tax and 2) Reinsurance's HMO excess-of-loss reinsurance programs of
    $25.0 million, after-tax and workers' compensation carve-out business underwritten by Unicover Managers, Inc.
    of $40.4 million, after-tax; and includes a tax benefit of $42.1 million related to the decision to explore exiting the UK insurance market. Also, 1997 includes the impact of changes in estimates of reserves needed for
    1) LNC's disability income business of $130.0 million, after-tax 2) Lincoln UK's pension business of $174.9 million, after-tax and 3) Reinsurance's personal accident programs of $113.7 million, after-tax.



Management's Discussion and Analysis

Introduction

Lincoln National Corporation ("LNC") is a holding company. Through subsidiary companies, LNC operates multiple insurance and investment management businesses. The collective group of companies uses "Lincoln Financial Group" as its marketing identity. LNC is the 33rd largest (based on assets) United States corporation (1999 Fortune 500 Largest U.S. Corporations, April 2000). Operations are divided into five business segments: 1) Annuities, 2) Life Insurance, 3) Reinsurance, 4) Investment Management and 5) Lincoln UK. Total employment of LNC at December 31, 2000 on a consolidated basis was 7,820.

Forward-Looking Statements -- Cautionary Language
The pages that follow review LNC's results of operations and financial condition including liquidity and cash flows, and capital resources. Historical financial information is presented and analyzed. Where appropriate, factors that may affect future financial performance are identified and discussed. Certain statements made in this report are "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe", "anticipate", "expect", "estimate", "project", "will", "shall" and other words or phrases with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements. These risks and uncertainties include, among others: subsequent significant changes in the company (e.g., acquisitions and divestitures), financial markets (e.g., interest rates and securities markets), legislation (e.g., corporate, individual, estate and product taxation), accounting principles generally accepted in the United States, regulations (e.g., insurance and securities regulations), receipt of regulatory approvals, litigation (e.g., adverse decisions in extracontractual and class action damage cases, new appellate decisions which change the law, unexpected trial court rulings, unavailability of witnesses and newly discovered evidence), debt and claims paying ratings issued by nationally recognized statistical rating organizations, acts of God (e.g., hurricanes, earthquakes and storms), stability of foreign governments in countries that LNC does business, other insurance risks (e.g., policyholder mortality and morbidity) and competition.

The risks included here are not exhaustive. Other sections of this report may include additional factors which could adversely impact LNC's business and financial performance. Moreover, LNC operates in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. Further, it is not possible to assess the impact of all risk factors on LNC's business or the extent to which any factor or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undo reliance on forward-looking statements as a prediction of actual results. In addition, LNC disclaims any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

On pages 37 through 57, the results of operations of LNC consolidated, LNC's five business segments and "Other Operations" are presented and discussed. Within these discussions of the results of operations, reference is made to "Income from Operations". This alternative measure of earnings is defined as "Net income less realized gain (loss) on sale of investments and associated items, gain (loss) on sale of subsidiaries and restructuring charges, all net of taxes." Pages 57 through 60 discuss LNC's consolidated investments. Pages 60 through 62 discuss LNC's consolidated financial condition including liquidity and cash flow, and capital resources. Pages 62 through 69 provide LNC's quantitative and qualitative disclosures about market risk. Please note that all amounts stated in this "Management's Discussion and Analysis" are on an after-tax basis except where specifically identified as pre-tax.

This "Management's Discussion and Analysis" should be read in conjunction with the audited consolidated financial statements and accompanying notes presented on pages 70 through 114.




Overview: Results Of Consolidated Operations

Summary Information                                                                              Increase
                                                                                                (Decrease)
                                                                                           --------------------
Year Ended December 31 (in millions)            2000          1999           1998           2000           1999
---------------------------------------------------------------------------------------------------------------
Life insurance and annuity premiums         $1,403.3      $1,183.0         $985.6             19%            20%
Health insurance premiums                      409.8         698.5          635.1            (41%)           10%
Insurance fees                               1,661.4       1,537.6        1,274.6              8%            21%
Investment advisory fees                       213.2         223.8          227.1             (5%)           (1%)
Net investment income                        2,747.1       2,807.5        2,681.4             (2%)            5%
Equity in earnings (losses) of
unconsolidated affiliates                       (0.4)          5.8            3.3
Realized gain (loss) on investments            (28.3)          3.0           19.0
Other revenue and fees                         445.4         344.5          261.0             29%            32%
Life insurance and annuity benefits          3,108.2       3,145.3        2,762.0             (1%)           14%
Health insurance benefits                      449.0         659.7          566.9            (32%)           16%
Underwriting, acquisition, insurance and
other expenses                               2,318.5       2,295.0        1,943.7              1%            18%
Interest and debt expenses                     139.5         133.7          117.1              4%            14%
Federal income taxes                           214.9         109.6          187.6
---------------------------------------------------------------------------------------------------------------
Net Income                                    $621.4        $460.4         $509.8
===============================================================================================================



Summary
Net income for 2000 was $621.4 million compared to $460.4 million for 1999, a $161.0 million or 35% increase. Net income for 1999 included the following special items which decreased earnings by $149.4 million: additions to HMO excess-of-loss and UK pension reserves of $25.0 million and $126.1 million, respectively, a charge for estimated settlement costs for participation in workers' compensation carve-out business of $40.4 million and a tax benefit of $42.1 million related to the decision in 1999 to explore exiting the UK insurance market. In addition, restructuring charges net of reversals included in net income in 2000 and 1999 were $80.2 million and $18.9 million, respectively. (Refer to page 39 in the MD&A for further discussion of restructuring charges.) Income from operations was $719.1 million in 2000 compared to $624.9 million in 1999, exclusive of the special items noted above. The increase in 2000 was $94.2 million or 15%. The increases in net income and income from operations excluding special charges recorded in 1999 were primarily the result of increased earnings from the Annuities, Life Insurance and Reinsurance segments.

Management's Discussion and Analysis

Operating revenue (total revenue excluding realized gains and losses on investments) increased slightly (1%) in 2000 reflecting increased insurance fees in the Annuities and Life Insurance segments primarily due to increased variable account values during the early part of 2000, increased individual life insurance premiums in the Reinsurance segment resulting from business volume growth and increased other revenue in the Reinsurance and Investment Management segments. Also, the Life Insurance and Reinsurance segments had increased investment income due primarily to increased investments resulting from business volume growth. These increases were partially offset by decreased health premiums in the Reinsurance segment resulting from business volume decreases within exited businesses, decreased investment advisory fees in the Investment Management segment due to a decrease in assets under management and decreased investment income in the Annuities segment resulting from fixed annuity lapses and transfers.

Total expenses, exclusive of federal income taxes, decreased 3.5% in 2000 due to decreased annuity benefits in the Annuities segment resulting from a decline in fixed annuity account values and decreased life insurance benefits in the Lincoln UK segment. In 1999, Lincoln UK recorded a charge of $194.0 million pre-tax to strengthen reserves for pension mis-selling. In addition, health benefits decreased in the Reinsurance segment due to business volume decreases within exited businesses. Underwriting, acquisition, insurance and other expenses exclusive of the pre-tax restructuring charges of $104.9 million and $27.3 million in 2000 and 1999, respectively, decreased due primarily to lower operating expenses in the Life Insurance and Reinsurance segments resulting from lower year 2000 information technology costs. These decreases were partially offset by increased volume-related expenses in all segments except for the Lincoln UK segment. In addition, operating expenses increased in the Investment Management segment due primarily to the implementation of initiatives to improve the investment management process.

Net income for 1999 was $460.4 million compared with $509.8 million for 1998. Restructuring charges (after-tax) included in net income in 1999 and 1998 were $18.9 million and $34.3 million, respectively. Excluding after-tax realized gain on investments, restructuring charges, and the 1999 special items described above, LNC earned $624.9 million for 1999 compared to $530.4 million for 1998. This increase was the result of increased earnings in the Annuities, Life Insurance, Reinsurance and Investment Management segments. For further discussion of the results of operations, see the discussion of the results of operations by segment starting on page 41.

Accounting for Derivative Instruments and Hedging Activities
LNC adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on January 1, 2001. Upon adoption, the provisions of FAS 133 were applied prospectively. The financial statement impacts resulting from the adoption of FAS 133 were computed using actual market conditions and other relevant information as of January 1, 2001. The pre-tax transition adjustments that LNC recorded upon adoption of FAS 133 on January 1, 2001 resulted in a net loss of $11.5 million (pre-tax) recorded in net income as a component of realized gains and losses on investments, and a net gain of $45.4 million (pre-tax) recorded in equity as a component of Other Comprehensive Income. These transition adjustments will be reported in LNC's first quarter 2001 financial statements as the effects of a change in accounting principle.

In addition to the net transition adjustments that were recorded as of January 1, 2001 relating to the adoption of FAS 133, LNC also expects that FAS 133 will result in increased volatility in ongoing reported net income. Certain derivative instruments, such as interest rate caps and swaptions, that are regularly used by LNC to manage risks associated with fluctuating interest rates, do not meet the requirements of the new rules of FAS 133 for hedge accounting treatment. In these instances, LNC expects to record changes in the fair market value of such derivatives as a component of gains and losses on investments in net income.

Reorganization of Reporting Segments
In December 1999, management initiated a plan to change the structure of LNC's internal organization in a manner that caused the composition of its reportable segments to change beginning in 2000. During the first quarter of 2000, the implementation of these changes were finished so that beginning with the quarter ending March 31, 2000, decisions about resource allocation and performance assessment were made separately for an Annuities segment and a Life Insurance segment. As of and for the year ended December 31, 2000, financial reporting for the two separate segments is presented and the corresponding information for earlier periods is presented on a basis consistent with the new segment reporting structure. Most of the lines of business previously included in the Life Insurance and Annuities segment are now reported within either the Annuities segment or the Life Insurance segment based on how the lines of business are being managed.

Consistent with the current management structures, the life and annuity results for First Penn-Pacific are now reported in the Life Insurance segment, Legacy Life results are now reported in the Annuities segment and results for Lincoln Financial Advisors ("LFA") are now reported in "Other Operations." Also, net investment income and related unrealized and realized gain/loss on surplus investments and certain unallocated expenses previously reported in the Life Insurance and Annuities segment are now allocated to the Annuities, Life Insurance, Reinsurance and Investment Management segments and Other Operations.

During 2000, management initiated a plan to change the operational and management reporting structure of LNC's wholesale distribution organization, such that beginning in 2001, Lincoln Financial Distributors ("LFD"), the wholesaling arm of LNC's distribution network, will be reported within Other Operations. Earlier periods will be restated to aid comparability of segment reporting between periods. LFD, comprised of approximately 250 wholesalers, is responsible for the sale of various internally manufactured life insurance products, annuities, mutual funds and wrap accounts through multiple distribution channels. Previously, LNC's wholesaling efforts were conducted separately within the Annuities, Life Insurance and Investment Management segments. The purpose of the distribution reorganization is to improve client service, reduce redundancies, increase efficiencies and effectiveness and achieve economies of scale.

Also, in the fourth quarter of 2000, a decision was made to change the management reporting and operational responsibilities for First Penn-Pacific's ("First Penn") annuities business. This decision will result in the consolidation of the management of all annuities products. The financial reporting for the annuities portion of First Penn will be moved from the Life Insurance segment where it had previously been reported. Beginning with the quarter ending March 31, 2001, the financial reporting for First Penn's annuities business will be included in the Annuities segment. Earlier periods will be restated to aid the comparability of segment reporting between periods.

Changes Related to Inter-segment Transactions
Prior to 2001, primarily all of the management of general account investments performed by Lincoln Investment Management for LNC's U.S. based insurance operations was generally priced on an "at cost" basis. Effective January 1, 2001, substantially all of these internal investment management services will be priced on an arms-length "profit" basis. To reflect this new internal pricing standard, Lincoln Investment Management will receive approximately 18.5 basis points on certain assets under management. Lincoln Investment Management is reported within the Investment Management segment and, subsequent to December 31, 2000, its operations were combined into Delaware Management Holdings, Inc. The change in pricing of internal investment management services will impact segment reporting results for the Annuities, Life Insurance, Reinsurance and Investment Management segments, along with Other Operations. Beginning with the quarter ending March 31, 2001, earlier periods will be restated to aid the comparability of segment reporting between periods.

Lincoln UK Restructuring
On September 28, 2000, LNC reached a definitive agreement to transfer Lincoln UK's sales force, numbering in total over 1,000 members, to Inter-Alliance Group PLC ("Inter-Alliance"), one of the UK's largest independent financial advisory groups. The terms of the transfer provide various persistency protections on Lincoln UK's current block of business. As provided under the transfer agreement, Inter-Alliance hired 563 of Lincoln UK's sales force members and will assume the leases on 11 Lincoln UK sales offices.

Concurrent with the announcement of the Inter-Alliance transfer agreement, LNC announced that a party with which it had been negotiating the sale of Lincoln UK had advised LNC that it would not proceed with the transaction. In light of this development, and in conjunction with the transfer of the Lincoln UK sales force, LNC ceased writing new business in the UK through direct sales distribution. Lincoln UK will continue to manage, administer and accept new deposits on its current block of business, and as required by UK regulation, accept new business for certain products.

To implement these decisions, LNC entered into an exit plan ("restructuring plan") in the third quarter of 2000. The objective of this restructuring plan is to exit all direct sales and sales support operations and consolidate the Uxbridge home office with the Barnwood home office. Where all commitment date and liability recognition criteria were met in the third quarter of 2000, charges for this restructuring plan were recorded in the third quarter of 2000. The charges associated with this restructuring plan that were recorded in the fourth quarter of 2000 occurred as final decisions under the contract with Inter-Alliance related to personnel and facilities were made, as regulatory requirements related to certain employee involuntary termination benefits were met, and as the decision to consolidate the Uxbridge home office with the Barnwood home office was completed.


Management's Discussion and Analysis

Accordingly, LNC recorded charges totaling $81.4 million after-tax during 2000. Of this total, $40.5 million was recorded in the third quarter of 2000 as a restructuring charge and $3.4 million was recorded as an operating expense. Another $36.1 million was recorded in the fourth quarter of 2000 as a restructuring charge and an additional $1.4 million was recorded as an operating expense. These actual charges were less than the estimated total 2000 after-tax charges of $93 million that LNC disclosed in the third quarter of 2000, primarily due to increased UK tax benefits relative to the initial estimate. LNC had also disclosed in the third quarter that up to an additional $10 million after-tax might be recorded in either the fourth quarter of 2000 or the first quarter of 2001 relating to the consolidation of Lincoln UK home office operations. Because all decisions and employee notifications relating to the closure of the Uxbridge home office occurred within the fourth quarter of 2000, these costs are included within the $36.1 million after-tax fourth quarter charge. (See Note 12 to the consolidated financial statements for further details regarding this restructuring plan.)

Other Restructuring Charges
During 1998, LNC implemented a restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA Corporation ("CIGNA"). A second restructuring plan relating to the streamlining of LNC's corporate center operations was also implemented during 1998. The aggregate charges associated with these two unrelated restructuring plans totaled $34.3 million after-tax ($52.8 million pre-tax). The restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA was completed in the first quarter of 2000 and the restructuring plan relating to the streamlining of LNC's corporate center was completed in the fourth quarter of 2000 except for the on-going payments of rents on abandoned facilities which are expected to continue until the end of 2004. During the fourth quarter of 2000, $0.5 million (pre-tax) of the original charge was reversed as a reduction in restructuring costs, due primarily to changes in severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. Actual pre-tax costs totaling $55.1 million have been expended or written off for both plans through December 31, 2000. The remaining aggregate reserve balance of $1.3 million for the restructuring plan relating to LNC's corporate center is anticipated to be utilized in the completion of this restructuring plan. (See Note 12 to the consolidated financial statements for details regarding both of these restructuring plans.)

During 1999, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Lynch & Mayer, Inc. ("Lynch & Mayer"), 2) the discontinuance of HMO excess-of-loss reinsurance programs and 3) the streamlining of Lincoln UK's operations. The aggregate charges associated with these three unrelated restructuring plans totaled $21.8 million after-tax ($31.8 million pre-tax). During the fourth quarter of 1999, $3.0 million (pre-tax) of the original charge recorded for the Lynch & Mayer restructuring plan was reversed as a reduction of restructuring costs due primarily to a change in estimate for costs associated with abandoned leased office space. In addition, during the fourth quarter of 1999, $1.5 million (pre-tax) associated with lease terminations was released into income. During the fourth quarter of 2000, the Lynch & Mayer restructuring plan was completed and $0.3 million (pre-tax) of the original charge recorded was reversed as Lynch & Mayer was able to successfully exit certain contracts without any further obligations or penalties. Also, during the fourth quarter of 2000, $1.0 million (pre-tax) of the original charge for the discontinuance of HMO excess-of-loss reinsurance programs was reversed due primarily to changes in severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. Actual pre-tax costs totaling $21.8 million have been expended or written-off for all three plans through December 31, 2000. Details of each of these three restructuring plans are discussed in Note 12 to the consolidated financial statements.

During 2000, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Vantage Global Advisors, Inc. ("Vantage"), 2) the exit of all direct sales and sales support operations of Lincoln UK and the consolidation of its Uxbridge home office with its Barnwood home office, and 3) the downsizing and consolidation of the investment management operations of Lincoln Investment Management. The Vantage restructuring charge was recorded in the second quarter, the Lincoln UK restructuring was recorded in the third and fourth quarters, and the Lincoln Investment Management restructuring charge was recorded in the fourth quarter of 2000. The aggregate charges associated with all restructuring plans entered into during 2000 totaled $81.8 million after-tax ($107.4 million pre-tax). The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $33.8 million, write-off of impaired assets of $40.9 million and other exit costs of $32.7 million. During the fourth quarter of 2000, $0.6 million (pre-tax) of the original charge recorded for the Vantage restructuring plan was reversed as a reduction of restructuring costs due primarily to changes in estimates associated with severance and abandoned leased office space costs. Actual pre-tax costs totaling $64.3 million have been expended or written off for these plans through December 31, 2000. Details of each of these restructuring plans are discussed in the results of operations for the Investment Management and Lincoln UK segments, respectively, and in Note 12 to the consolidated financial statements.

Results Of Operations By Segment

Annuities

The Annuities segment, headquartered in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, the Annuities segment provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. The Annuities segment distributes some of its products through LNC's wholesaling unit, Lincoln Financial Distributors ("LFD"), as well as LNC's retail unit, Lincoln Financial Advisors ("LFA"). In addition, the Annuities segment has alliances with a variety of unrelated companies where LNC provides the manufacturing platform for annuity products and the alliance company provides marketing and distribution.



Results of Operations(1): The Annuities segment's financial results and account values were as follows:

Year Ended December 31 (in millions)          2000            1999          1998             1997           1996
----------------------------------------------------------------------------------------------------------------
Financial Results:
Income from Operations                      $344.9          $285.8        $243.8           $200.7         $155.8
Realized Gain (Loss) on Investments           (2.5)           (7.4)         11.8             33.3           23.8
----------------------------------------------------------------------------------------------------------------
Net Income                                  $342.4          $278.4        $255.6           $234.0         $179.6
================================================================================================================

December 31 (in billions)                     2000            1999          1998             1997           1996
----------------------------------------------------------------------------------------------------------------
Annuity Account Values:
Variable Annuities                           $39.4           $41.5         $33.4            $27.3          $20.4
Fixed Annuities                               13.6            14.8          14.4             13.4           13.5
----------------------------------------------------------------------------------------------------------------
Total Annuity Account Values                 $53.0           $56.3         $47.8            $40.7          $33.9
================================================================================================================

(1) The 1996-1999 data was restated from the prior year due to the reorganization of the Life Insurance and Annuities segment into two separate segments: An Annuities segment and a Life Insurance segment.




The Annuities segment reported record net income of $342.4 million in 2000, $278.4 million in 1999 and $255.6 million in 1998. The Annuities segment reported record income from operations of $344.9 million in 2000, $285.8 million in 1999 and $243.8 million in 1998.

Comparison of 2000 to 1999
The $59.1 million or 21% increase in income from operations in 2000 was primarily driven by growth in fee income from variable annuities. Average variable annuity account values for 2000 as compared to 1999 were $5.8 billion greater which contributed $40.4 million of additional earnings. In addition, the mix of variable annuity accounts changed in 2000 toward higher fee products, which contributed $5.6 million of income. The Annuities segment also reported additional earnings of $20.7 million due to increased dividend received deductions flowing from variable annuity business. The Annuities segment also had an increase in earnings of $7.4 million due to increased income on surplus investments. Finally in 2000, changes in various assumptions relating to a block of annuity business acquired from CIGNA in 1998 resulted in $6.1 million of income.

The noted increases in earnings for 2000 were partially offset by a $19.0 million decrease in earnings resulting from lower investment margins on fixed annuities. This was attributed to a $684.0 million decrease in average fixed annuity values coupled with an increase in crediting rates in 2000 as compared to 1999. Also, changes in assumptions underlying the amortization of deferred acquisition costs and present value of in-force resulted in additional expense of $8.2 million. The amortization of the affected balances varies with the profitability of the underlying business; thus, the downturn in the equity markets and increase in net cash outflows resulted in lowered estimates of future gross profits and increased current amortization expense.

Management's Discussion and Analysis

In reviewing the results of fixed annuities, investment spread is a key performance measure. LNC defines investment spread as the difference between the average net investment income earned on the underlying investment portfolio and the average crediting rates paid on the fixed annuity contracts. Net investment income includes investment management expenses and portfolio risk management expenses. The investment spreads on fixed annuities were 1.49% and 1.62% in 2000 and 1999, respectively, a decrease of 13 basis points between years. This decrease resulted from a change in mix of crediting rates on fixed annuities and the accelerated recognition of amortization of premium on certain securities in accordance with accounting guidelines.

Comparison of 1999 to 1998
The Annuities segment's results for 1999 were primarily driven by growth in fee income from variable annuities, along with improved investment spreads on fixed annuity accounts. The year-end variable annuity account values grew $8.1 billion or 24% over the prior year-end and fixed annuity account values were relatively flat with only $0.3 billion or 2% growth between years. The growth in variable annuity account values was due primarily to stock market appreciation partially offset by net withdrawals. Also, investment spreads on fixed annuities were 1.62% and 1.54% in 1999 and 1998, an increase of eight basis points between years.




Cash Flows
The Annuities segment's product cash flows were as follows:

Year Ended December 31 (in billions)     2000         1999        1998           1997         1996
--------------------------------------------------------------------------------------------------
Net Flows:
Variable Annuities Deposits              $3.2         $2.6        $2.8           $2.7         $2.7
Variable Annuities Withdrawals           (4.9)        (3.8)       (3.0)          (2.0)        (1.4)
--------------------------------------------------------------------------------------------------
Variable Annuities Net Flows             (1.7)        (1.2)       (0.2)           0.7          1.3
Fixed Annuities Deposits                  1.9          2.3         1.3            1.6          1.7
Fixed Annuities Withdrawals              (2.5)        (1.9)       (1.9)          (1.7)        (1.5)
--------------------------------------------------------------------------------------------------
Fixed Annuities Net Flows                (0.6)         0.4        (0.6)          (0.1)         0.2
Total Annuities Net Flows               $(2.3)       $(0.8)      $(0.8)          $0.6         $1.5
Incremental Deposits(1)                  $4.4         $4.4        $3.7           $3.9         $3.9
==================================================================================================

(1) Incremental Deposits represent gross deposits reduced by transfers from other Lincoln
    Annuity products.



Key to sustaining profitable future earnings growth for both fixed and variable annuity products is the ability to attract new deposits and to retain existing accounts. For 2000, total annuity deposits were $5.1 billion and withdrawals were $7.4 billion, resulting in net cash outflow of $2.3 billion. For 1999, total annuity deposits were $4.9 billion and withdrawals were $5.7 billion, resulting in net cash outflow of $0.8 billion. In 1998, annuity deposits totaled $4.1 billion and withdrawals were $4.9 billion, for a net cash outflow of $0.8 billion. Total incremental deposits were $4.4 billion in 2000, $4.4 billion in 1999 and $3.7 billion in 1998. Incremental deposits represent gross deposits reduced by transfers from other Lincoln annuity products.

The growth rate of gross deposits in 2000 was 4%, while incremental deposits were flat between years. The growth rates of gross deposits and incremental deposits in 1999 were 20% and 19%, respectively. Although LNC's gross deposits growth rate decreased from 1999 to 2000 and incremental deposits did not grow in 2000, the deposit trend did improve in the last quarter of 2000 after LNC introduced many new variable annuity products in the third quarter of 2000. (See below for additional discussion of LNC's new product introductions.)

Total account withdrawals have grown steadily over the last three years; the growth rate in 2000 was $1.7 billion or 30% from $0.8 billion or 16% in 1999. In looking at this trend of annuity withdrawals and the overall profitability of the business, it is important to look beyond the mere total dollar amount of withdrawals and assess how total withdrawals compare to total retained account values. These measures of account persistency are referred to as lapse rates, which are key elements to assessing underlying profitability. By comparing actual lapse rates to the rates assumed in designing the annuity product, it is possible to gauge whether performance is better or worse than pricing. In the aggregate, the lapse rates for 2000, 1999 and 1998 have been more favorable than expected in pricing assumptions. This has been a contributing factor in the strong earnings growth for these years.

Another important aspect of analyzing the impact of net cash flows is to review the underlying number of new accounts compared to the number of accounts leaving. Because a typical account leaving LNC has grown over time, due to the strong performance of the financial markets, the trend in the number of annuity accounts cannot be measured by just looking at net cash flows. Here again, LNC's experience has been favorable, with the number of new annuity accounts established in 2000, 1999 and 1998 significantly exceeding the number of accounts exiting.

Despite the fact that persistency has been favorable relative to product pricing and that the total number of accounts is increasing, LNC is concerned about the continued trend of net withdrawals experienced over the last three years and the effects that such a trend will have on future profitability of the Annuities segment. LNC is continuing to address its annuity cash flow issue using a two-pronged effort: retention of assets and growth of new deposits.

Retention of Assets
LNC has built a significant and seasoned book of business with many annuity accounts out of the surrender charge period, which is the period during which a policyholder must pay a surrender charge to terminate the account. To illustrate this, LNC's variable annuity assets were the third highest in the industry as of December 31, 2000 (VARDS -- Top 25 Variable Annuity Assets by Issuer 2000 Year-end). This large and seasoned block of business has been more vulnerable to competitors offering products with financial incentives designed to increase market share. LNC is attacking this persistency issue on the individual annuity side of the business on the following fronts: 1) refining renewal notice letters on fixed annuity contracts, 2) conducting a grass roots effort with broker/dealers on retention management with a focus on key distributors and 3) filing for exemptive relief with the SEC in order to provide more options for seasoned contractholders.

With regards to exemptive relief, in December of 2000, LNC filed with the SEC seven options for its American Legacy I and II products. The options include a bonus on current account value, an enhanced guaranteed death benefit rider or an estate enhancement death benefit rider. In exchange for these favorable benefits to the contractholder, a new surrender charge period applicable to the entire account would be imposed. The surrender charge period would be for at least the same term and of the same magnitude as the original surrender charge period. Given that LNC's exemptive relief filings are similar to previously approved filings, LNC is expecting approval during the first half of 2001.

LNC has a cross-functional team in place to champion quick execution of this exemptive relief plan. LNC believes that the options and benefits that exemptive relief will provide its more seasoned American Legacy contractholders, coupled with the superior, long-term strength of the underlying investment options of the product, American Funds Insurance Series[SERVICE MARK], will collectively help stem the flow of exchanges to competitors' bonus products.

There have also been significant efforts on the employer-sponsored side of the business to address the problem of redemptions in group contracts. These efforts have included the development of a new direct sales team with broadened market segment focus, creation of the Fringe Benefits Division within LFA (which has 250 dedicated retirement consultants around the United States) and product enhancements. The product portfolio of this division includes the Multi-Fund(registered trademark) Variable Annuity (group and individual), Group Variable Annuity, fixed annuities and most recently the Alliance Program. The account values of these products represent approximately one-third of total annuity account values as of December 31, 2000.

The Multi-Fund(registered trademark) product was ranked 23rd in variable annuity sales for 2000 (VARDS -- Top 25 Variable Annuity Contract Sales
- 2000 Year-end) and has been the flagship product of the employer-sponsored business over the past several years. However, preferences of the marketplace are changing and the Alliance Program is quickly becoming the product of choice for new programs and has become an essential part of the strategy to retain old business as well. Begun in 1998, the Alliance Program combines plan expertise with the flexibility and performance of mutual funds and a fixed annuity. It offers over 200 mutual fund families representing over 2000 mutual funds. As a result of the efforts to retain and grow new business, the employer-sponsored market's incremental deposits grew 10% in 2000.


Management's Discussion and Analysis

Growth of New Deposits
LNC's efforts to grow new deposits have focused on both product and distribution breadth. Also, the marketing and sales areas are promoting a sales drive with producers to increase new deposits. LNC introduced more new annuity products in the year 2000 than it had in the last five years. These product introductions, which were concentrated in the third quarter of 2000, included American Legacy C-share and bonus credit products and Lincoln ChoicePlus[SERVICE MARK] C-share and bonus credit products. New York versions of C-share products were introduced in early 2001. Bonus annuities, which have recently been the fastest-selling annuities in the industry, offer buyers of new contracts a "credit" of anywhere from 2% to 5% on their initial deposit. The credit increases the amount of money at work in the annuity. C-share annuities carry no surrender charges and offer 100% liquidity, which is the ability to convert an investment into cash quickly with little or no loss in value.

Another innovative product feature that will be offered by LNC on most of its manufactured individual variable annuities beginning in the first quarter of 2001, is the Income4Life solution. Income4Life provides a new value proposition in which a customer investing with LNC, gains an account balance that is also a death benefit plus an income stream. There will be daily values which are accessible via the internet, customer statements and voice response. The investor not only has a monthly income benefit, but can change investment options.

LNC is building upon its successful partnership with American Funds Distributors ("AFD"). To further strengthen the AFD alliance, LNC is putting together a support team of 18 dedicated American Legacy insurance consultants by the end of 2001, who will work with the AFD wholesalers. LNC is also partnering with SEI Investments ("SEI"), and introduced a new variable annuity product designed for SEI in August of 2000. This variable annuity is manufactured by LNC and is distributed by SEI, a leader in the largest and fastest growing distribution channel for annuities, the independent financial planner channel. Also, LFD, LNC's newly organized wholesaling distribution arm and an internal partner of the Annuities segment, is providing a dedicated wholesaling unit for the distribution of the Lincoln ChoicePlus variable annuity. Finally, LNC is currently working on other alliances that will provide increased access for LNC annuity products to the financial institutions' distribution channel.

LNC experienced improved results from its new product offerings and strategic partnerships in the fourth quarter of 2000. Total variable annuity gross deposits increased to $846 million in the fourth quarter of 2000, a $212 million or 33% increase from the same quarter in 1999. Lincoln ChoicePlus gross deposits in the fourth quarter of 2000 doubled versus the same quarter of 1999; $244 million compared to $122 million. Over 40% of the Lincoln ChoicePlus sales were for the new C-share and bonus annuity products. American Legacy gross deposits were relatively flat between quarters; $545 million in the fourth quarter of 2000 and $540 million in the same quarter of 1999. Also, sales of the SEI variable annuity were minimal in its first full quarter of operation due to a slower than expected launch. Sales are expected to increase in the first quarter of 2001 as more sales agreements are put in place.

Outlook
LNC is aggressively pursuing ways to continue to grow deposits and retain existing assets, with the objective of returning to positive net cash flows by the end of 2001. At the same time, LNC is focusing on effective expense management as a means to maintaining profitability in an increasingly challenging market.

Life Insurance
The Life Insurance segment, headquartered in Hartford, Connecticut, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers, through its Hartford operations, universal life, variable universal life, interest-sensitive whole life and corporate owned life insurance. Additional offerings through its First Penn-Pacific operations include universal life and term life insurance along with deferred fixed annuities. All of the Life Insurance segment's products are distributed through LFD and LFA.


Results of Operations(1): The Life Insurance segment's financial results, first year premiums by product, account values and in-force amounts were as follows:

Year Ended December 31 (in millions)         2000         1999          1998          1997           1996
---------------------------------------------------------------------------------------------------------
Financial Results:
Income from Operations                     $285.9       $236.6        $180.4         $67.7          $69.7
Realized Gain (Loss) on Investments         (11.6)        (1.0)         (2.3)          6.2           16.4
Restructuring Charge                           --           --         (20.0)           --             --
---------------------------------------------------------------------------------------------------------
Net Income                                 $274.3       $235.6        $158.1         $73.9          $86.1
First Year Premiums (by Product):
Universal Life                             $283.7       $338.5        $233.0        $114.4         $132.0
Variable Universal Life                     208.6        128.7          86.0          52.9           54.2
Whole Life                                   22.4         24.0          19.5           4.5            6.5
Term                                         47.5         50.4          48.8          33.5           23.6
Corporate Owned Life Insurance ("COLI")      87.0         14.6           4.0            --             --
---------------------------------------------------------------------------------------------------------
Total First Year Premiums                  $649.2       $556.2        $391.3        $205.3         $216.3
---------------------------------------------------------------------------------------------------------

December 31 (in billions)                    2000         1999          1998          1997           1996
---------------------------------------------------------------------------------------------------------
Account Values:
Universal Life                               $6.9         $6.6          $6.3          $2.6           $2.5
Variable Universal Life                       1.8          1.6           1.2           0.5            0.4
Interest-Sensitive Whole Life                 2.1          2.0           1.8            --             --
---------------------------------------------------------------------------------------------------------
Total Life Insurance                         10.8         10.2           9.3           3.1            2.9
Annuities                                     3.1          3.4           3.6           3.9            4.1
Reinsurance Ceded on Annuities               (1.2)        (1.4)         (1.6)         (1.8)          (1.8)
---------------------------------------------------------------------------------------------------------
Total Annuities                               1.9          2.0           2.0           2.1            2.3
Total Account Values                        $12.7        $12.2         $11.3          $5.2           $5.2

In-Force -- Face Amount:
Universal Life and Other                   $115.9       $109.3        $105.8         $32.8          $32.9
Term Insurance                              100.1         85.7          67.1          30.3           16.3
---------------------------------------------------------------------------------------------------------
Total In-Force                             $216.0       $195.0        $172.9         $63.1          $49.2
=========================================================================================================

(1) The 1996-1999 data was restated from the prior year due to the reorganization of the Life Insurance and Annuities segment into two separate segments: An Annuities segment and a Life Insurance segment.


The Life Insurance segment reported record net income of $274.3 million in 2000, $235.6 million in 1999 and $158.1 million in 1998. The Life Insurance segment reported record income from operations of $285.9 million in 2000, $236.6 million in 1999 and $180.4 million in 1998.

Comparison of 2000 to 1999
The $38.7 million or 16% increase in net income and the $49.3 million or 21% increase in income from operations in 2000 were primarily attributable to strong sales growth. Also contributing to the increased earnings were favorable investment income and effective expense management. Non-volume related expenses decreased in 2000 due primarily to lower year 2000 information technology costs and lower general and administrative expenses.

First year premiums increased by $93 million or 17% in 2000. Account values of universal life, variable universal life and interest-sensitive life insurance products increased $0.6 billion or 6% from the end of 1999 to the end of 2000. In-force increased $21 billion or 11% year-over-year. Policy lapses in 2000 were in line with pricing assumptions for the year. The sales growth was fueled by variable universal life ("VUL") and corporate owned life insurance ("COLI") products which had increased sales between years of $79.9 million or 62% and $72.4 million or 496%, respectively.

Management's Discussion and Analysis

The Life Insurance segment introduced two new single life VUL products in 1999 and a survivorship VUL product in May 2000, which have been significant drivers of this growth. Also, COLI sales were bolstered by a new corporate VUL product which was launched at the end of 1999. The increase in account values was due to the growth in business.

Comparison of 1999 to 1998
The $77.5 million or 49% increase in net income and the $56.2 million or 31% increase in income from operations in 1999 were driven by strong sales growth, increased investment margins and fee income attributable to increased in-force and account values. The increased sales growth (premiums and deposits) was a result of expanded distribution channels along with new product introductions. Distribution capacity was bolstered by the business acquired from CIGNA and Aetna, Inc. on January 2, 1998 and October 1, 1998, respectively.

First year premiums increased by $163.4 million or 40% over 1998 and deposits in the universal life, variable life and interest-sensitive life insurance products were $1.7 billion in 1999, a 42% increase over the 1998 deposits of $1.2 billion. Investment margins and fee income increase proportionately with the increase in in-force and account values for universal life, variable life and interest-sensitive life products. Account values for these insurance products increased $1.2 billion or 13% over 1998 due to net deposits of $247 million and investment growth.

Product Development
Over the past several years, individuals have increasingly used VUL as a source of insurance protection and as a means to participate in strong financial markets for potential wealth accumulation. The Life Insurance segment has benefited from this market trend over the last two years and has experienced significant sales growth of its VUL products. In 1999, two new VUL products were introduced that targeted different segments of the affluent market. The first, Lincoln Variable Universal Life ("LVUL"), targets the younger, middle-aged, emerging affluent customer whose goal is wealth accumulation. This product offers 30 mutual funds from 12 well-known fund managers and an interest bearing account. The Lincoln VULdb was the second product launched and was designed for older individuals seeking low premiums and a high death benefit. VUL sales were bolstered by these additions in 1999 with almost half of total annual 1999 VUL sales occurring in the fourth quarter, subsequent to the launch of LVUL and VULdb. These products also contributed greatly to 2000 sales, accounting for 21% of total first year premiums.

More recently, there has been a rise in couples using Joint-life VUL or Survivorship VUL to help preserve wealth through estate planning. In fact, according to a sales survey conducted by Life Insurance Marketing Resource Association ("LIMRA"), annualized premiums for Joint-Life or Survivorship VUL were up 35% in 2000. Lincoln Life was ranked as the third largest provider of survivorship life insurance according to the 2000 LIMRA U.S. Survivorship Life Insurance Sales Survey. With the introduction of the Lincoln SVUL-II product in May 2000, Lincoln Life has continued to capitalize on this growing trend. The Lincoln SVUL-II has a range of features designed to make it a cost-effective estate planning tool. It features a joint life policy that insures two lives and is designed to provide death benefits at the second death, which is generally when the bulk of an estate's assets transfer to the next generation. This product offers 36 mutual funds from 13 well-known fund families. Other features include the ability to split the policy into two single life policies, favorable charge structures and the ability to fund the policy at a level that will prevent lapse regardless of market performance. Sales of the new SVUL-II were very strong in 2000 with first year premiums of $35.9 million, accounting for 6% of total first year premiums.

Proposed Estate Tax Reform
One proposed federal measure, which could affect the Life Insurance segment, is estate tax reform. It is not currently clear what level of reform or repeal will ultimately occur. Thus, it is not possible to determine the magnitude of any effect on the sales or in-force of survivorship life insurance in the industry or LNC by itself. However, LNC's total first year premiums in 2000 included $67.3 million of survivorship universal life, $64.3 million of survivorship VUL and $16.7 million of survivorship whole life. Sales of these three products accounted for 23% of total first year premiums in 2000.

LNC has been closely monitoring estate tax proposals, discussion and bills over the last few years and has been developing product and sales strategies that can capitalize on the opportunity that the various scenarios of change may bring. LNC's industry leading ability to develop competitive, innovative products that are delivered with leading edge speed is viewed as a great strength that will assist in a quick and effective response to new opportunities. In addition, the Life
Insurance segment's product offerings including survivorship life insurance address other segments of the affluent market that are unaffected by estate tax reform, including other wealth transfer markets, (i.e., business succession planning, charitable giving and estate liquidity), and wealth accumulation markets. Finally, tax reform could provide savings and wealth accumulation opportunities that LNC's other business segments could capitalize on with their multitude of investment products.

Outlook
The Life Insurance segment is positioned to build upon its strengths: the breadth and quality of its product portfolio along with its commitment to exceptional customer service, its extensive distribution network and the growth opportunity offered by its target market, the affluent. The optimization of these strengths through flawless execution is key to the achievement of LNC's goal to place its life insurance operations among the top five in the industry based on annualized premium. LNC expects the Life Insurance segment to generate revenues in future years in excess of revenues produced for the year ended December 31, 2000.

Reinsurance
The Reinsurance segment ("Lincoln Re") manufactures and sells reinsurance products and services to insurance companies, self-funded employers and other primary risk accepting organizations in the United States and economically attractive international markets. Lincoln Re utilizes a customization process to meet the needs of its clients and it also relies on alliance partners to reach and service its clients.


Results of Operations(1): Lincoln Re's financial results, sales and in-force were as follows:

Year Ended December 31 (in millions)        2000          1999             1998            1997         1996
------------------------------------------------------------------------------------------------------------
Financial Results by Source:
Individual Markets                         $90.6         $91.9            $83.5           $71.9        $49.8
Group Markets                                7.5          (1.6)             1.6             3.3         10.2
Financial Reinsurance                       20.3          21.7             17.1            15.5         17.5
Other                                       (5.2)         (1.5)            (0.9)           (0.2)        (0.2)
------------------------------------------------------------------------------------------------------------
Income from Operations, excluding
Exited Businesses                          113.2         110.5            101.3            90.5         77.3
Exited Businesses(2)                        11.7         (67.0)             6.0          (238.9)        (0.8)
------------------------------------------------------------------------------------------------------------
Income (Loss) from Operations(2)           124.9          43.5            107.3          (148.4)        76.5
Realized Gain (Loss) on Investments         (0.7)          3.8             (2.6)           16.3         12.0
Restructuring Charge                         0.7          (3.2)              --              --           --
------------------------------------------------------------------------------------------------------------
Net Income (Loss)(2)                      $124.9         $44.1           $104.7         $(132.1)       $88.5

Individual Life Sales --
Face Amount (in billions)                 $139.5        $116.8            $78.1           $39.5        $26.6

December 31 (in billions)                   2000          1999             1998            1997         1996
------------------------------------------------------------------------------------------------------------
Individual and Group Life
Insurance In-Force Face Amount            $436.7        $340.8           $250.3          $183.5       $160.9
============================================================================================================

(1) The 1996-1999 data was restated from prior year due to the reallocation of net investment income on surplus investments from "Other" in the former Life Insurance and Annuities segment to all segments that have business in Lincoln National Life Insurance Company.

(2) Exited businesses, income (loss) from operations and net income (loss) for 1999 include the impact of changes in estimates of reserves for HMO excess-of-loss reinsurance programs of $25.0 million, after-tax and workers'
    compensation carve-out business underwritten by Unicover Managers, Inc. of $40.4 million, after-tax. Also, exited businesses, income (loss) from operations and net income (loss) for 1997  include the impact of changes in estimates of reserves needed for 1) LNC's disability income business of $130.0 million, after-tax and for 2)
    personal accident programs of $113.7 million, after-tax.


Lincoln Re reported record net income of $124.9 million in 2000 and net income of $44.1 million in 1999 and $104.7 million in 1998. Lincoln Re reported record income from operations of $124.9 million in 2000. In 1999, Lincoln Re reported income from operations of $108.9 million exclusive of special charges totaling $65.4 million (after-tax) reported in exited businesses for reserve strengthening for the HMO excess-of-loss programs and settlement costs associated with the workers' compensation carve-out business underwritten by Unicover Managers, Inc. This compares with $107.3 million in 1998.

Management's Discussion and Analysis

Comparison of 2000 to 1999
The increase in income from operations (exclusive of special charges recorded in 1999) of $16.0 million or 15% in 2000 was a result of offsetting results by business source. Individual markets experienced a slight decrease in its earnings of $1.3 million or 1% between years. Individual markets continued to experience significant growth in individual life sales (face amount) of $22.7 billion or 19% and individual life insurance in-force of $100.8 billion or 33% between years. Part of the growth in sales and in-force in 2000 was due to a surge in business during the first half of the year related to term life policies written by direct life insurance companies prior to January 1, 2000 when the Valuation of Life Insurance Model Regulation ("Regulation XXX") became effective. Regulation XXX requires companies to increase reserves related to certain term life insurance policies; the resulting surplus strain created for direct writing companies provided increased sales opportunities for Lincoln Re.

The individual markets earnings growth rate did not keep pace with the growth in sales volume due to higher mortality. The actual to expected loss ratio was 97.8% for 2000 as compared to 88.9% for 1999. This deterioration in mortality can be attributed to more competitive pricing on newer business deals, which are performing closer to expected long-term pricing levels of 100% loss ratios, and to below pricing performance on two large in-force blocks. While the newer blocks of business are priced to achieve a return on equity of over 15%, and are performing near expectations, the performance on in-force block deals continues to be an area of focused attention for individual markets.

Group markets experienced an increase in earnings of $9.1 million in 2000 primarily as a result of better pricing in the employer stop-loss business. During 2000, employer stop-loss earnings were also bolstered by the successful integration and retention of clients that were acquired as a part of Alden Risk Management Services in November 1999.

Financial reinsurance had a decrease in earnings of $1.4 million or 6% in 2000 primarily due to reduced fee income from two large clients during 2000. Other had an increase in the loss between years of $3.7 million as a result of higher expenses associated with Lincoln Re's international activities, along with less investment income on surplus investments.

Exited businesses had income (loss) from operations of $11.7 million in 2000 and $(1.6) million in 1999 (exclusive of special charges).
The $13.3 million increase in earnings between years was due primarily to $9.2 million interest received upon the transfer of LNC's investment in Seguros Serfin Lincoln in the first quarter of 2000. In addition, there were offsetting impacts in the disability income and HMO excess-of-loss/group carrier medical lines of business. The disability income line had increased earnings of approximately $8 million primarily due to amortization of the deferred gain from the 1999 transfer of a block of direct disability income business to MetLife and a reduction in the expenses associated with the administration of the business. The HMO excess-of-loss/group carrier medical lines had claims losses in 2000 related to the 1999 underwriting year that decreased earnings by approximately $8 million.

Comparison of 1999 to 1998
The increase in income from operations (exclusive of special charges) of $1.6 million or 1.5% in 1999 was the result of increased sales volumes in the individual markets and financial reinsurance businesses offset by losses in the group markets business and exited businesses. Individual markets had an increase in pre-tax revenues of $180.5 million or 28% from 1998 as a result of record sales in 1999, but increases in benefits payments and operating expenses resulting from the addition of $90.5 billion of in-force (face amount) business resulted in only an $8.4 million or 10% increase in income from operations for the individual markets business. Financial reinsurance revenues increased $65.2 million pre-tax or 23% from 1998 and income from operations kept pace by increasing $4.6 million or 27% from 1998. Group markets had an increased loss of $3.2 million over 1998 and exited businesses had an increased loss of $7.6 million (exclusive of special charges) over 1998 due to higher benefit expenses and operating expenses in 1999. Other had an increased loss of $0.6 million due to higher expenses in Lincoln Re's international operations.

Exited Businesses
Exited businesses include lines in which new agreements are not being entered into, but Lincoln Re must continue to manage and accept premiums for a limited time according to contract terms under agreements in force. These businesses include group carrier medical reinsurance, HMO excess-of-loss reinsurance, personal accident which also includes Unicover workers' compensation programs, reinsurance disability income business and through the first quarter of 2000, Seguros Serfin Lincoln. Significant developments with respect to these exited businesses are discussed below.

HMO Excess-of-Loss Reinsurance Programs: During the third quarter of 1999, reported claims experience for certain HMO excess-of-loss reinsurance programs deteriorated causing loss ratios to significantly exceed pricing assumptions. The unfavorable loss ratio development related primarily to business written in 1998 and 1997. Time lags in the reporting of claims experience to Lincoln Re by clients and larger than anticipated costs for prescription drugs were significant factors that led to losses exceeding pricing assumptions. As a result of these developments, the reserve level for these programs was deemed inadequate to meet future obligations. Consequently, Lincoln Re took a charge in the third quarter of 1999 of $25.0 million or $0.12 per share ($38.5 million pre-tax) to strengthen reserves for claims on the HMO excess-of-loss reinsurance programs. The run-off of this line of business is expected to be virtually complete by the end of 2001.

HMO Excess-of-Loss Restructuring Charge: As a result of the decision to exit the HMO excess-of-loss business, in the third quarter of 1999, LNC recorded a charge in the Reinsurance segment of $3.2 million
($4.9 million pre-tax) for employee severance and other costs related to the discontinuance of this business. During the fourth quarter of 2000, $0.7 million ($1.0 million pre-tax) of the original restructuring charge for the discontinuance of HMO excess-of-loss reinsurance programs was reversed due primarily to a change in estimate for severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. (See Note 12 to the consolidated financial statements for further details regarding this restructuring plan.)

Personal Accident Programs: During the fourth quarter of 1999, LNC conducted an in-depth review of its exposure related to its participation in workers' compensation carve-out (i.e., life and health risks associated with workers' compensation coverage) programs managed by Unicover Managers, Inc. As a result of this review as well as settlement proceedings conducted to resolve this issue, LNC took a net charge of $40.4 million or $0.20 per share ($62.2 million pre-tax) in the fourth quarter of 1999. During the first quarter of 2000, LNC reached a settlement with regard to one portion of the Unicover programs. The costs of this settlement were in line with earlier estimated costs to settle this portion of LNC's participation in these programs.

Disability Income: Lincoln Life discontinued writing disability income insurance in early 1996. The block of business was subsequently transferred to Lincoln Re where it has been managed along with a block of reinsurance disability income business. In May 1999, LNC announced an agreement to transfer a block of direct individual disability income business to MetLife. Lincoln Re transferred to MetLife cash of $490.4 million equal to statutory reserves, net of purchase price consideration. A gain on sale of $56.7 million was deferred and will be recognized in future periods over the premium-paying period of the business. During 2000, Lincoln Re recognized in exited businesses approximately $4 million ($6.2 million pre-tax) of the deferred gain that resulted from the transfer to MetLife.

Seguros Serfin Lincoln: On March 30, 2000, LNC transferred its 49% share of Seguros Serfin Lincoln to its partner, Grupo Financiero Serfin S.A., for $100.5 million. The proceeds included the recovery of LNC's investment which freed up approximately $90.0 million of capital and included interest of $14.1 million pre-tax ($9.2 million after-tax).

Product Development and Marketing
Lincoln Re has always focused its product development and marketing efforts on providing customized solutions for its clients by utilizing its core strengths of knowledge management and more specifically, mortality management. Lincoln Re's core business, domestic individual life reinsurance, has benefited over the last several years from this industry leading knowledge-based model. Individual life reinsurance in the United States, however, is not a high growth business. Therefore, Lincoln Re has sought to find and capitalize on new opportunities for growth. To this end, Lincoln Re has established its platform for growth which includes: partnering with new entrants into the marketplace, expanding its international efforts and meeting and exceeding the web-based needs of the marketplace.

Lincoln Re has had success in capitalizing on its knowledge-based tools such as its industry leading proprietary system, Lincoln Mortality System[TM] ("LMS"). Of all new business written in 2000, almost 50% originated from clients who use LMS. In 2000, Lincoln Re began expanding the reach of LMS by exporting the system into international markets, starting with Mexico and other Latin American countries. Lincoln Re is bringing its overall mortality knowledge into these countries, but is tailoring the information for the region. This is the model for future growth into Japan and Europe. Japan continues to present reinsurance opportunities for Lincoln Re. Lincoln Re's international efforts also include a commitment to creating a joint venture in China that will sell reinsurance products and services.


Management's Discussion and Analysis

Lincoln Re was rated the 4th best financial services company and No. 1 reinsurer in a 2000 survey conducted by Flaspohler/Reyes which asked the question, "What companies come to mind when thinking about companies that are especially successful or advanced in e-commerce?" Lincoln Re has web-enabled sales and marketing, knowledge and administration for its e-commerce customers. Lincoln Re's customer friendly e-commerce tools include an electronic underwriting manual and the LincStar system which is a web-based administrative system that gives the client and Lincoln Re the ability to interact with each other.

Outlook
By leveraging scale, brand and an expert talent pool, Lincoln Re continues to enhance its reputation as a leading life-health and financial strategies reinsurer. It is positioned for growth both domestically and internationally through its proven competency of mortality risk management. E-commerce, enhanced research and development, client product innovation and the use of patented risk management technology abroad are strong foundations for individual life reinsurance growth. The employer stop-loss business anticipates additional growth by leveraging its morbidity management knowledge within the group markets line of business.

Investment Management
The Investment Management segment offers a variety of asset management services to retail and institutional clients located throughout the United States and certain foreign countries. Its product offerings include mutual funds and separate account wrap products. It also provides investment management and account administration services for variable annuity products, and 401(k), pension, endowment and trust accounts. The primary operating companies within this segment are the subsidiaries of Delaware Management Holdings, Inc. ("Delaware"). Retail products are distributed through both LFD and LFA. Institutional products, including large case 401(k) plans, are marketed by a separate sales force in conjunction with pension consultants. Until December 31, 2000, this segment also included Lincoln Investment Management, LNC's internal investment advisor. Subsequent to December 31, 2000, the investment management operations of Lincoln Investment Management were combined into Delaware as discussed below under Restructuring Charges.

Diversity of investment styles, as well as diversity of clients served, are prudent ways to diversify risk in varying market environments. Delaware, historically known for a conservative, "value" equity investment style has now evolved into an investment manager with strong and diversified offerings across all asset classes including value and growth equity investment styles; high-grade, high-yield and municipal fixed income investment styles; balanced and quantitative investment styles; and the international and global equity and fixed income investment styles.


Results of Operations(1): The Investment Management segment's financial results and assets under management were as follows:

Year Ended December 31 (in millions)      2000          1999         1998          1997         1996
----------------------------------------------------------------------------------------------------
Financial Results:
Revenues:
Investment Advisory Fees                $231.6        $248.6       $249.0       $229.9        $199.8
Investment Advisory Fees At Cost(2)       46.1          37.7         47.9         46.2          43.7
Other Revenue and Fees                   124.7         117.0        102.6         78.9          60.1
Income:
Income (Loss) from Operations            $14.0         $32.9        $20.7        $(0.3)         $2.8
Realized Gain (Loss) on Investments       (2.5)         (0.1)         0.5          7.0           6.4
Restructuring Charges                     (4.6)         (9.2)          --           --            --
----------------------------------------------------------------------------------------------------
Net Income                                $6.9         $23.6        $21.2         $6.7          $9.2
Income from Operations-Excluding
Amortization of Intangibles              $40.8         $60.7        $49.4        $26.8         $26.8
----------------------------------------------------------------------------------------------------

December 31 (in billions)                 2000          1999         1998         1997          1996
----------------------------------------------------------------------------------------------------
Assets Under Management
Regular Operations:
Retail - Equity                          $21.2         $23.4        $22.1        $17.8         $13.1
Retail - Fixed                             6.5           7.4          8.2          8.1           5.9
----------------------------------------------------------------------------------------------------
Total Retail                              27.7          30.8         30.3         25.9          19.0
Institutional - Equity                   $19.1         $23.6        $24.2        $24.9         $22.9
Institutional - Fixed                      6.1           7.0          7.0          5.7           3.6
----------------------------------------------------------------------------------------------------
Total Institutional                       25.2          30.6         31.2         30.6          26.5
Total Retail and Institutional            52.9          61.4         61.5         56.5          45.5
At Cost Operations                        35.7          35.9         39.4         35.6          37.4
----------------------------------------------------------------------------------------------------
Total Assets Under Management            $88.6         $97.3       $100.9        $92.1         $82.9
====================================================================================================

(1) The 1996-1999 data was restated from the prior year due to the reallocation of net investment income on surplus investments and expenses from "Other" in the former Life Insurance and Annuities segment to all segments that have business in Lincoln National Life Insurance Company. Within this segment, the reallocation relates to the 401(k) operations.

(2) Fees "at cost" are calculated on an expense-sharing basis and do not include a profit margin.



The Investment Management segment reported net income of $6.9 million in 2000, $23.6 million in 1999 and $21.2 million in 1998. Income (loss) from operations was $14.0 million, $32.9 million for 1999 and $20.7 million for 1998.

Comparison of 2000 to 1999
The decrease in income from operations of $18.9 million or 57% in 2000 was attributable to decreased investment advisory fees on retail and institutional assets under management and increased expenses, which were partially offset by an increase in other revenue. The decrease in investment advisory fees was due to an overall decrease in external assets under management between years of $8.5 billion, composed of a $3.1 billion decrease in retail assets and a $5.4 billion decrease in institutional assets. The decline in assets under management during 2000 caused earnings to decrease by $11.1 million. The primary cause of the decrease in assets under management was net cash outflows of $7.2 billion (see below for further discussion of net cash flows) and to a lesser extent market depreciation of $1.3 billion.

Overall, expenses increased $19.0 million primarily as a result of an increase in headcount of investment professionals, higher severance costs related to turnover of investment professionals and higher commission expense resulting from sales growth. These expense increases were partially offset by cost savings achieved from consolidating both Lynch & Mayer and Vantage into Delaware, as well as lower costs achieved from the reorganization and decentralization of shared services within the 401(k) line of business and lower year 2000 information technology costs. Other revenue increased by $5.0 million primarily due to higher fees on the 401(k) line of business resulting from higher average balances and higher average annual rates. In addition, distribution income increased as a result of higher retail sales, and accounting and record-keeping fees increased as result of more activity and more accounts being serviced in 2000.

Comparison of 1999 to 1998
The growth in income from operations of $12.2 million or 59% in 1999 was primarily attributable to cost savings related to the downsizing of Lynch & Mayer and the integration of the Lincoln Life 401(k) business into Delaware and an increase in other revenue and fees. Other revenue and fees increased due to an increase in Delaware's accounting and record-keeping fees resulting from an increase in accounts being serviced and an increase in distribution income resulting from higher retail sales by Delaware over 1998.

Investment advisory fees for the segment were relatively flat from 1998 because of a slight overall decrease in external assets under management (retail and institutional). External assets under management were $61.4 billion at December 31, 1999 and $61.5 billion at December 31, 1998. The change in assets under management of $(0.1) billion from 1998 was attributed to net cash outflows of $4.5 billion partially offset by $4.4 billion in market appreciation. The net cash outflows for the segment were primarily due to investment performance issues in the institutional accounts and domestic mutual funds. The primary investment performance issues centered around all of Lynch & Mayer's portfolios and Delaware's value portfolios, which under performed the S&P 500 and Russell 1000 Value indices, respectively, in 1999.

Management's Discussion and Analysis

Although the overall net cash flows were negative, the international business had net inflows of $2.8 billion. The international net inflows were the result of an industry-wide trend toward the globalization of pension investments. In addition, Delaware's domestic retail growth funds and institutional growth accounts experienced significant asset growth during 1999. Delaware's retail growth assets under management increased $2.2 billion or 129% to $3.9 billion at December 31, 1999 from $1.7 billion at December 31, 1998 and its institutional growth assets grew 103% to $0.9 billion. These increases in the growth assets were the result of positive cash flows and strong investment performance experienced in this area.


Net Cash Flows: The Investment Management segment's net cash flows were as follows:

Year Ended December 31 (in billions)        2000        1999        1998        1997        1996
------------------------------------------------------------------------------------------------
Net Cash Flows:
Retail:
Equity Sales                                $4.0        $3.3        $3.6        $3.0        $2.2
Equity Redemptions and Transfers            (4.5)       (5.1)       (1.7)       (1.7)       (0.9)
------------------------------------------------------------------------------------------------
Net Flows                                   (0.5)       (1.8)        1.9         1.2         1.3
Fixed Sales                                  0.7         1.0         1.1         1.0         0.8
Fixed Redemptions and Transfers             (1.7)       (1.4)       (1.2)       (1.6)       (1.2)
------------------------------------------------------------------------------------------------
Net Flows                                   (1.0)       (0.4)       (0.1)       (0.6)       (0.4)
------------------------------------------------------------------------------------------------

Total Retail Net Flows                      (1.5)       (2.2)        1.8         0.6         0.9

Institutional:
Equity Inflows                               2.7         5.2         3.8         2.5         2.0
Equity Withdrawals and Transfers            (7.2)       (7.8)       (7.4)       (6.5)       (4.8)
------------------------------------------------------------------------------------------------
Net Flows                                   (4.5)       (2.6)       (3.6)       (4.0)       (2.8)
Fixed Inflows                                0.8         2.0         2.2         2.5         1.5
Fixed Withdrawals and Transfers             (2.0)       (1.7)       (1.3)       (0.8)       (1.1)
------------------------------------------------------------------------------------------------
Net Flows                                   (1.2)        0.3         0.9         1.7         0.4
------------------------------------------------------------------------------------------------
Total Institutional Net Flows               (5.7)       (2.3)       (2.7)       (2.3)       (2.4)
------------------------------------------------------------------------------------------------
Total Retail and Institutional Net Flows   $(7.2)      $(4.5)      $(0.9)      $(1.7)      $(1.5)
================================================================================================

The Investment Management segment's trend of net cash outflows continued in 2000 with net cash outflows totaling $5.7 billion for institutional accounts and $1.5 billion for retail accounts. These results were primarily due to investment performance issues. Retail accounts, however, reversed the trend in the fourth quarter of 2000, with positive net flows of $58 million. This improvement represented the best quarter for redemptions in both retail equity and fixed accounts since the third quarter of 1998. In total, institutional net cash flows did not improve during 2000; however, the last three quarters of the year showed significant improvement over the first quarter net cash outflows of $2.6 billion.

Although total retail and institutional net flows for the fourth quarter were negative, overall net flows have improved over the previous four quarters. During 2000, growth accounts have contributed positively to new flows. Retail growth assets under management increased $1.4 billion or 36% to $5.3 billion at December 31, 2000 from $3.9 billion at December 31, 1999 and institutional growth assets under management grew $1.6 billion or 178% to $2.5 billion at December 31, 2000 from $0.9 billion at December 31, 1999. These increases in the growth assets were the result of positive cash flows and strong investment performance experienced in this area.

In the first quarter of 2000, LNC initiated actions to fix the investment performance problems that have been the root of the negative cash flows that have plagued the Investment Management segment over the last several quarters. LNC believes that once investment performance is measurably improved, increased asset retention and new asset flows should follow. Higher assets under management translate into higher fees and ultimately to higher earnings for the Investment Management segment. These management actions have focused on two critical components necessary to improving investment performance across all asset classes: people and process. Specifically, these actions included hiring a new chief executive officer for the Investment Management segment with substantial industry experience, overhauling the investment process in the large cap value investment management area, recruiting a team of 20 new fixed-income investment professionals, creating a separate portfolio management group for the retail area, adding to in-house research resources across all asset classes and enhancing sub-advisory relationships.

At the beginning of this process, management estimated that at least one full year of good performance relative to peers and relevant benchmarks would precede measurable improvement in retail flows. Management also estimated that the turnaround on improved institutional cash flows would be more protracted and take up to three years of good performance before consultants would accept marked improvement and begin recommending Delaware.

During 2000, investment performance improved for both retail and institutional asset classes. On the retail side, 16 of the largest 25 mutual funds offered by Delaware finished in the top half of their respective Lipper universes during the last nine months of 2000. Likewise, all 13 institutional asset classes managed by Delaware finished ahead of their benchmarks for the year ended December 31, 2000. These results are an improvement over 1999's performance when 11 of Delaware's 25 largest mutual funds were in the top half of their respective Lipper classifications and 10 institutional asset classes outperformed their benchmarks for the year.

LNC is encouraged by these results and believes that progress has been achieved towards the goals of 1) upgrading talent and improving investment process, 2) achieving good, consistent performance in all asset classes, and 3) retaining and increasing assets under management.

Restructuring Charges
During the second quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.7 million after-tax ($4.1 million pre-tax). The objective of this restructuring plan is to combine the structured products team of Delaware and Vantage in Philadelphia and consolidate the back office operations of Vantage into Delaware, to reduce ongoing operating costs and eliminate redundant facilities within this business segment. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $2.3 million related to the elimination of 15 positions, (2) write-off of impaired assets of $1.4 million and (3) other costs of $0.4 million. Write-offs under the restructuring plan began in the second quarter of 2000. During the fourth quarter of 2000, LNC determined that part of rent expense related to abandoned office space included in (3) above would not be incurred due to the landlord allowing LNC to surrender the lease earlier than expected. In addition, Vantage determined that some of the termination benefit payments included in (1) above would not be required to be made. As a result, $0.6 million (pre-tax) of the original charge was reversed. All expenditures under this restructuring plan are expected to be completed by the third quarter of 2001. As of December 31, 2000, $2.8 million (pre-tax) has been expended or written-off under this restructuring plan and all 15 positions have been eliminated. As of December 31, 2000, a balance of $0.7 million remains in the restructuring reserve for this plan.

During the fourth quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.5 million after-tax ($3.9 million pre-tax). The objective of this restructuring plan is to combine the investment management operations of Lincoln Investment Management and Delaware in Philadelphia, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $1.7 million related to the elimination of 19 positions, (2) write-off of impaired assets of $0.3 million and (3) other costs of $1.9 million (primarily lease payments on abandoned office space). Expenditures and write-offs under the restructuring plan began in the fourth quarter of 2000. All remaining expenditures under this restructuring plan are expected to be completed by the end of the first quarter of 2002, except for lease payments on abandoned office space which will continue until the end of the lease term in November 2014. As of December 31, 2000, $0.1 million (pre-tax) has been expended or written-off under this restructuring plan and 12 positions have been eliminated. As of December 31, 2000, a balance of $3.8 million remains in the restructuring reserve for this plan.

Outlook
LNC initiated significant changes in the Investment Management segment during 2000. These changes, centered on improving investment performance, have yielded short-term improvement in investment performance and net cash flows. LNC believes a strong foundation now exists in the Investment Management segment for future growth and improved investment performance in 2001. However, the magnitude of any positive net cash flows is subject to the continuation of good investment performance and to the uncertainties associated with the securities markets.

Management's Discussion and Analysis

Lincoln UK
During 2000, LNC announced the transfer of the Lincoln UK sales force to Inter-Alliance and the decision to cease writing new business in the UK through direct sales distribution. Managing the retention of the existing blocks of business, completing the relocation of the home office operations, and effectively managing expenses are significant on-going operational objectives for the Lincoln UK segment.

Results of Operations: Lincoln UK's financial results, net initial commission value, account values, in-force and exchange rates were as follows:

Year Ended December 31 (in millions)                          2000        1999        1998        1997        1996
------------------------------------------------------------------------------------------------------------------
Financial Results:
Income (Loss) from Operations(1)                             $61.0      $(13.9)      $70.9     $(108.3)      $66.1
Realized Gain (Loss) on Investments                            2.3         2.2         0.8         1.5        (0.1)
Restructuring Charge                                         (76.5)       (6.5)         --          --          --
------------------------------------------------------------------------------------------------------------------
Net Income (Loss)(1)                                        $(13.2)     $(18.2)      $71.7     $(106.8)      $66.0

Net Initial Commission Value(2)                              $32.6       $51.4       $54.9       $55.4       $47.2

December 31 (in billions)                                     2000        1999        1998        1997        1996
------------------------------------------------------------------------------------------------------------------
Unit-Linked Assets                                            $6.4        $7.2        $6.3       $ 5.6        $5.1
Individual Life Insurance In-Force                           $24.3       $25.7       $25.0       $25.0       $23.8
Exchange Rate Ratio - U.S. Dollars to Pounds Sterling
Average for the Year                                         1.518       1.617       1.658       1.644       1.567
End of Year                                                  1.493       1.615       1.660       1.651       1.713
==================================================================================================================



(1) Income (loss) from operations and net income (loss) for 1999 and 1997 include charges of $126.1 million ($194.0 million pre-tax) and $174.9 million ($199.4 million pre-tax) for changes in estimate of the cost of settling pension mis-selling liabilities and 1999 includes a tax benefit of $42.1 million relating to the decision to explore exiting the UK insurance market (see below for discussion of these special items in 1999).

(2) Net Initial Commission Value was a measure used by Lincoln UK to measure sales progress and future profitability.

The Lincoln UK segment reported net income (loss) of $(13.2) million in 2000, $(18.2) million in 1999 and $71.7 million in 1998. Income (loss) from operations was $61.0 million in 2000, $(13.9) million in 1999 and $70.9 million in 1998. Income from operations excluding special charges in 1999 for changes in estimate of the cost of settling pension mis-selling liabilities and the 1999 tax benefit relating to the decision to explore exiting the UK insurance market was $70.1 million.

Comparison of 2000 to 1999
The $9.1 million or 13% decrease in income from operations excluding the 1999 special items totaling $84.0 million ($126.1 million pension mis-selling costs less $42.1 million tax benefit) in 2000 was due primarily to reduced sales volumes and increased expenses. Net income in 2000 was also negatively impacted by the recording of restructuring charges in the third and fourth quarters of 2000 totaling $76.5 million after-tax. Sales volumes were down during 2000 as a result of the transfer of the sales force in the third quarter and sales force productivity suffered earlier in the year due to uncertainty around the UK strategic review. Expenses increased in 2000 as a result of one-time items related to operational initiatives started in the fourth quarter of 1999 and reserve strengthening of $4.0 million for policies carrying guaranteed annuity options. Also, there was $3.4 million in additional expenses related to the strategic review of Lincoln UK and $1.4 million of expenses associated with the UK restructuring plan that did not qualify for inclusion in the restructuring charge. In addition, a change in assumptions governing the amortization of deferred acquisition costs caused an increase in expenses (see Lincoln UK Restructuring below for further discussion). Partially offsetting these increased expenses were lower volume-related expenses.

Comparison of 1999 to 1998
The $0.8 million decrease in income from operations excluding the 1999 special items totaling $84.0 million ($126.1 million pension mis-selling costs less $42.1 million tax benefit) in 1999 was due primarily to relatively flat operating revenues and increased expenses. Operating revenues increased $5.0 million or 1% in 1999 due primarily to an increase in revenues generated by the increase in unit-linked assets of $0.9 billion or 14% between years. This was partially offset by a decrease in life insurance and annuity premiums on non-linked business caused by an industry-wide decrease in demand for pension products and product repricing. The increase in the unit-linked assets was mainly due to market appreciation. The industry-wide decrease in demand for pension products was due to the advent of the Stakeholder Pension to be launched in 2001. Benefits expense excluding the reserve strengthening noted above was flat between years. Underwriting, acquisition, insurance and other expenses increased by $23.1 million or 13% due primarily to the costs related to the strategic review process initiated in 1999.

Lincoln UK Restructuring
During 2000, Lincoln UK entered into a restructuring plan. (See discussion in the MD&A Overview: Results of Consolidated Operations and in Note 12 to the consolidated financial statements.) As a result of this restructuring, retaining the existing business on Lincoln UK's books for as long as possible is important to future profitability. The agreement with Inter-Alliance contains incentives designed to help Lincoln UK retain the existing business. Despite these protections, the significant changes in Lincoln UK's business will require management to continue to update persistency assumptions. In the third quarter of 2000 an initial assessment of likely changes in persistency resulted in increased operating expense of $3.5 million. As decisions relating to the final number of Lincoln UK sales associates that would become affiliated with Inter-Alliance were finalized during the fourth quarter, Lincoln UK updated persistency assumptions again. This update resulted in increased operating expense of $2.9 million in the fourth quarter of 2000. As the status of the existing business on Lincoln UK's books continues to develop in the future, LNC management will continue to consider whether further changes in persistency assumptions are necessary.

Mortgage Endowments
On November 30, 2000 UK regulators issued a paper containing draft guidelines explaining how mortgage endowment holders would be compensated in instances were it is determined that mis-selling occurred. This release also indicated that an extensive analysis is underway of mortgage endowment products offered by insurance companies in the UK marketplace since 1988. Where the results of this analysis indicate that products are designed in a way that could lead to potential mis-selling, UK regulators are contacting companies to review sales practices.

Lincoln UK received a letter from UK regulators on February 8, 2001, raising concerns with certain mortgage endowment products sold by British National Life Assurance Company ("BNLA"). The specific policies at issue were sold between the period of July 1988 through March 1994. Lincoln UK acquired BNLA from Citibank in August of 1993. Less than 6,000 of these BNLA policies remain in force.

UK regulators are contending that BNLA's sales literature was written in a manner that provides a contractual warranty that, if certain assumptions were achieved, the mortgage endowment would grow to a balance sufficient to repay the contractholder's mortgage. LNC strongly disagrees that any contractual warranties were made in the sale of these mortgage endowment policies. LNC is prepared to proceed with all available means of resolution, including pursuing regulatory, administrative and legal means of concluding this matter.

While the ultimate outcome of these matters is uncertain, LNC believes that it will prevail on the merits of its argument that no contractual warranties were provided in the sale of BNLA's mortgage endowment contracts. If LNC does not prevail, and is consequently required to incur compensatory remedies under the UK regulator's breach of warranty theory, LNC has estimated that it could incur costs of up to $20 million.

United Kingdom Pension Product Mis-selling
During the fourth quarter of 1999, LNC took a charge of $126.1 million or $0.64 per share ($194.0 million pre-tax) to further strengthen its reserve for pension mis-selling in the UK. This additional reserve strengthening was made following: 1) the mandate issued by the Financial Services Authority, the UK regulating body, for the use of more up to date mortality rates in determining redress and reduced interest rate assumptions to be used in calculating redress, thereby causing the amount of redress to increase, 2) the change to guidance that would have allowed a simplified process for the calculation and payment of redress for certain policy groups and 3) the inclusion of redress relating to additional voluntary contributions made to pension plans by individuals, retroactive to 1988. (See Note 7 to the consolidated financial statements for an update on the reserve for United Kingdom Pension Products.)

Tax Benefit Relating to Decision to Explore Exit of UK Insurance Market When LNC decided to explore exiting the UK insurance market in 1999, LNC was required to change its method of accounting for Lincoln UK's taxes. In the fourth quarter of 1999, LNC recorded a $42.1 million tax benefit relating to this matter.

Management's Discussion and Analysis

Exchange Rates
LNC's subsidiary in the UK, as with subsidiaries in other countries, has its balance sheets and income statements translated at the current spot exchange rate as of the year end and average spot exchange rate for the year, respectively.

Outlook
During 2001, Lincoln UK will work to retain and manage its current block of business while maximizing earnings through expense management initiatives.

Other Operations
Activity which is not included in the major business segments is shown as "Other Operations." "Other Operations" includes operations not directly related to the business segments, unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt and unallocated overhead expenses) and LFA. Starting in 1999, 100% of LNC's corporate overhead expenses was allocated to the business segments.


Results of Operations(1): Other Operations' financial results were as follows:


Year Ended December 31(1) (in millions)           2000        1999        1998        1997        1996
------------------------------------------------------------------------------------------------------
Financial Results by Source:
LNC Financing                                  $(85.5)     $(83.6)     $(52.5)     $(31.9)     $(49.7)
LFA                                             (11.7)      (20.8)      (23.7)       (5.3)      (10.2)
Other Corporate                                 (14.5)       (5.1)      (16.4)      (24.9)      (12.2)
------------------------------------------------------------------------------------------------------
Loss from Operations                           (111.7)     (109.5)      (92.6)      (62.1)      (72.1)
Realized Gain (Loss) on Investments              (2.5)        6.4         5.3         8.6        (1.0)
Restructuring Charge                              0.3          --       (14.3)         --          --
------------------------------------------------------------------------------------------------------
Net Income (Loss)                             $(113.9)    $(103.1)    $(101.6)     $(53.5)     $(73.1)
======================================================================================================



(1) The 1996-1999 data was restated from the prior year due to the reorganization of the Life Insurance and Annuities segment into two separate segments: an Annuities segment and a Life Insurance segment. Results for LFA and certain unallocated expenses previously reported in the Life Insurance and Annuities segment are now reported in "Other
Operations."

Other Operations reported a net loss of $113.9 million in 2000, $103.1 million in 1999 and $101.6 million in 1998. Other Operations reported loss from operations of $111.7 million in 2000, $109.5 million in 1999 and $92.6 million in 1998. The restructuring charge of $14.3 million included in net income in 1998 resulted from an organizational/expense review and represents severance pay and space abandonment charges related to staff reductions in the parent company and reduction in the size of LNC's facilities. The reversal of the restructuring charge of $0.3 million recorded in 2000 was related to a change in estimate of severance costs included in the original 1998 plan. Some employees, who held positions that were identified for termination, found employment in other areas of the company. (See Note 12 to the consolidated financial statements for discussion of these restructuring activities.)

Comparison of 2000 to 1999
The slight increase in the loss from operations of $2.2 million or 2% in 2000 was due to offsetting items. First, the loss in Financing increased by $1.9 million due primarily to an increase in short-term borrowing costs caused by both an increase in the average outstanding commercial paper balance and an increase in interest rates. LFA had a decrease in its loss between years of $9.1 million or 44% as a result of increased sales volumes and decreased general and administrative expenses. Other Corporate had an increase in its loss between years of $9.4 million or 184% due primarily to an increase in incentive compensation in 2000 resulting from the achievement of the three-year long-term incentive compensation goals. This expense was not allocated to the business segments. In addition, offsetting litigation settlements contributed to the increased loss between years (see Litigation below for further discussion).

Comparison of 1999 to 1998
The increase in loss from operations of $16.9 million or 18% in 1999 was also due to offsetting items. First, the loss in Financing increased by $31.1 million or 59% due to higher average debt outstanding. Included in 1999 was a full year of interest related to long-term debt that was issued in March and August of 1998. The debt proceeds were used to finance the purchase of a block of business from Aetna Inc. in October 1998. The results for LFA were slightly improved over the prior year due primarily to increased sales volumes. Other Corporate had a decrease in its loss of $11.3 million or 69% due primarily to the 1999 change in allocation methodology in which 100% of LNC's corporate overhead expenses was allocated to the business segments. The loss that was recorded in 1999 was related to LNC's investment in AnnuityNet.

Litigation
During the first quarter of 2000, the appellate court upheld LNC's position in litigation relating to the 1992 sale of the Employee
Life-Health Benefit business segment. As a result of this favorable decision, LNC's earnings increased by approximately $11.2 million ($17.2 million pre-tax).

During the fourth quarter of 2000, Lincoln National Life Insurance Company ("LNL") reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of non-variable universal life and participating whole life insurance policies. The agreement is subject to court approval and is expected to become final in 2001. It requires that LNL provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 policies.

Total charges recorded during 2000 for this preliminary settlement aggregated $42.1 million ($64.7 million pre-tax). A charge of $13.8 million ($21.2 million pre-tax) was recorded in the first quarter of 2000 relating to the preliminary settlement of one such class action lawsuit against LNL. A charge of $28.3 million ($43.5 million pre-tax) was recorded in the fourth quarter of 2000 related to this preliminary settlement.

In December 2000, LNC received a $43 million (pre-tax) cash payment in exchange for agreeing to modify certain non-compete terms included in an acquisition completed by LNC prior to 1999. In LNC's purchase accounting for this acquisition, the non-compete terms of the acquisition agreement were believed to have only negligible value and there was no reasonable basis for estimating the additional business and profits, if any, that might result from these non-compete terms. Under these facts and circumstances, LNC concluded that no separately identifiable intangible asset should be recorded for the non-compete terms. However, events in 2000 resulted in a substantial increase in the value of these non-compete terms, culminating with the receipt of the $43 million payment. LNC does not believe that the forefeiture of its remaining non-compete rights and benefits, which would have otherwise expired in 2001, diminishes the value of goodwill recorded in the acquisition. As a result, LNC recorded the $28.0 million ($43 million pre-tax) payment in fourth quarter 2000 net income.


Consolidated Investments

The consolidated investments on the balance sheet classified by investment advisor, mean invested assets, net investment income and investment yield are as follows:


December 31 (in billions)                         2000        1999        1998        1997        1996
------------------------------------------------------------------------------------------------------
Assets Managed by Advisor:
Investment Management Segment(1):
External Assets                                  $52.9       $61.4       $61.5       $56.5       $45.5
Internal Assets                                   35.7        35.9        39.4        35.6        37.4
Lincoln UK                                         7.9         8.6         7.6         6.8         6.1
Within Business Units (Policy Loans)               1.9         1.9         1.8         0.8         0.8
Non-LNC Affiliates                                32.9        32.7        23.5        19.4        15.3
------------------------------------------------------------------------------------------------------
Total Assets Managed                            $131.3      $140.5      $133.8      $119.1      $105.1
Mean Invested Assets                            $37.47      $39.03      $36.50      $30.34      $27.91
Adjusted Net Investment Income(2)                $2.75       $2.82       $2.69       $2.26       $2.10
Investment Yield (ratio of net investment
income to mean invested assets)                   7.35%       7.21%       7.36%       7.46%       7.52%
======================================================================================================


(1) See Investment Management segment data starting on page 50 for additional detail.

(2) Includes tax-exempt income.




Management's Discussion and Analysis

Investment Objective: Invested assets are an integral part of the Annuities, Life Insurance, Lincoln UK and Reinsurance segments' operations. For discussion of external assets under management, i.e. retail and institutional assets, see the Investment Management segment discussion starting on page 50. LNC follows a balanced approach of investing for both current income and prudent risk management, with an emphasis on generating sufficient current income to meet LNC's obligations. This approach requires the evaluation of risk and expected return of each asset class utilized, while still meeting the income objectives of LNC. This approach also permits LNC to be more effective in its asset-liability management, since decisions can be made based upon both the economic and current investment income considerations affecting assets and liabilities.

Investment Portfolio Composition and Diversification: Fundamental to LNC's investment policy is diversification across asset classes. LNC's investment portfolio, excluding cash and invested cash, is composed of fixed maturity securities; mortgage loans on real estate; real estate either wholly owned or in joint ventures and other long-term investments. LNC purchases investments for its segmented portfolios that have yield, duration and other characteristics that take into account the liabilities of the products being supported. The dominant investments held are fixed maturity securities, which represent approximately 78% of the investment portfolio. The total investment portfolio decreased $0.2 billion in 2000 and $2.4 billion in 1999. The decrease in 2000 was due primarily to the continuation of net cash outflows for fixed annuity portfolios. This decline was partially offset by new purchases of investments from cash flow generated by the business units and market appreciation of fixed maturity securities due to the decline in interest rates during 2000. The decrease in 1999 was due to the decrease in fair value of fixed maturity securities available-for-sale due to a rising interest rate environment in 1999 and the continuation of the transfer of funds by fixed annuity contractholders to variable annuity contracts partially offset by the new purchases of investments from cash flow generated by the business units.

Fixed Maturity Security Ratings: LNC maintains a high-quality fixed maturity securities portfolio. As of December 31, 2000, $8.0 billion or 29.1% of its fixed maturity securities portfolio had ratings of AA or better. Fixed maturity securities with below-investment-grade ratings (BB or less) were $1.9 billion or 6.9% of the total fixed maturity securities portfolio (see Note 3 to the consolidated financial statements). The below-investment-grade fixed maturity securities represent 5.3% of LNC's total investment portfolio. The interest rates available on these below-investment-grade securities are significantly higher than are available on other corporate debt securities. Also, the risk of loss due to default by the borrower is significantly greater with respect to such below investment grade securities because these securities are generally unsecured, often subordinated to other creditors of the issuer and issued by companies that usually have high levels of indebtedness. LNC attempts to minimize the risks associated with these below investment grade securities by limiting the exposure to any one issuer and by closely monitoring the credit worthiness of such issuers. For the year ended December 31, 2000, the aggregate cost of below investment grade securities purchased was $162.3 million. Aggregate proceeds from such investments sold were $176.9 million, resulting in a realized pre-tax loss at the time of sale of $46.7 million.

Securities Available-for-Sale: LNC's entire fixed maturity and equity securities portfolio is classified as "available-for-sale" and is carried at fair value on its balance sheet. Because the general intent of the "available-for-sale" accounting rules is to reflect shareholders' equity as if unrealized gains and losses were actually recognized, it is necessary for LNC to consider all related accounting adjustments that would occur upon such a hypothetical recognition of unrealized gains and losses. Such related balance sheet effects include adjustments to the balances of deferred acquisition costs, policyholder commitments and deferred income taxes. Adjustments to each of these balances are charged or credited directly to shareholders' equity as part of LNC's "available-for-sale" accounting. For instance, deferred acquisition costs are adjusted upon the recognition of unrealized gains or losses since the amortization of deferred acquisition costs is based upon an assumed emergence of gross profits on certain insurance business. In a similar manner, adjustments to the balances of policyholder reserves or commitments are made because LNC has either a contractual obligation or has a consistent historical practice of making allocations of investment gains or losses to certain policyholders. Deferred income tax balances are also adjusted, since unrealized gains or losses do not affect actual taxes currently paid. See Note 3 to the consolidated financial statements for details of the gross unrealized gains and losses as of December 31, 2000.

Mortgage-Backed Securities: LNC's fixed maturity securities available-for-sale include mortgage-backed securities. The mortgage-backed securities included in LNC's investment portfolio are subject to risks associated with variable prepayments. This may result in these securities having a different actual cash flow and maturity than expected at the time of purchase. Securities that have an amortized cost greater than par and are backed by mortgages that prepay faster than expected will incur a reduction in yield or a loss. Those securities with an amortized cost lower than par that prepay faster than expected will generate an increase in yield or a gain. In addition, LNC may incur reinvestment risks if market yields are lower than the book yields earned on the securities. Prepayments occurring slower than expected have the opposite impact. LNC may incur disinvestment risks if market yields are higher than the book yields earned on the securities and LNC is forced to sell the securities. The degree to which a security is susceptible to either gains or losses is influenced by 1) the difference between its amortized cost and par, 2) the relative sensitivity of the underlying mortgages backing the assets to prepayment in a changing interest rate environment and 3) the repayment priority of the securities in the overall securitization structure.

LNC limits the extent of its risk on mortgage-backed securities by prudently limiting exposure to the asset class, by generally avoiding the purchase of securities with a cost that significantly exceeds par, by purchasing securities backed by stable collateral, and by concentrating on securities with enhanced priority in their trust structure. Such securities with reduced risk typically have a lower yield (but higher liquidity) than higher-risk mortgage-backed securities. At selected times, higher-risk securities may be purchased if they do not compromise the safety of the general portfolio. At December 31, 2000, LNC did not have a significant amount of higher-risk mortgage-backed securities. There are negligible default risks in the mortgage-backed securities portfolio as a whole as the vast majority of the assets are either guaranteed by U.S. government-sponsored entities or are supported in the securitization structure by junior securities enabling the assets to achieve high investment grade status. See Note 3 to the consolidated financial statements for additional detail about the underlying collateral.

Mortgage Loans on Real Estate and Real Estate: As of December 31, 2000, mortgage loans on real estate and investments in real estate represented 13.2% and 0.8% of the total investment portfolio. As of December 31, 2000, the underlying properties supporting the mortgage loans on real estate consisted of 29.9% in retail stores, 32.5% in commercial office buildings, 13.5% in apartments, 13.9% in industrial buildings, 6.0% in hotels/motels and 4.2% in other. In addition to the dispersion by type of property, the mortgage loan portfolio is geographically diversified throughout the United States.

Fixed Maturity Performance: In 2000, the performance of LNC's fixed maturity portfolio, managed by the Investment Management segment, was measured against investment income and risk management measures. The portfolios have exceeded the investment income benchmark by $47.1 million. The investment income measure is a forecasted investment income target based upon the assets at the beginning of the year, expected new investment spreads, and adjusted for interest rate movements during the year. The portfolios' performance exceeded the risk management measure by 105 basis points in 2000. The risk management measure is a weighted composite benchmark, constructed from eighteen asset class indices. The indices are related to each of the major asset classes utilized by Lincoln Investment Management. The performance relative to the income measure exceeded the benchmark due to a number of factors, primarily asset allocation strategies, credit spread widening and interest rate increases. While the risk management measure did not exceed the benchmark in all asset sectors, the aggregate benchmark was exceeded. This out-performance in aggregate is the result of a continuing commitment to portfolio diversification and to strong underwriting guidelines in asset selection.

Net Investment Income: Net investment income decreased $60.4 million or 2% in 2000 due to a 4% decrease in mean invested assets partially offset by an increase in the yield on investments from 7.21% to 7.35% (all calculations on a cost basis). The decrease in mean invested assets in 2000 was due primarily to net cash outflows from fixed annuities in the Annuities segment. Net investment income increased $126.1 million or 4.7% in 1999 due to a 6.9% increase in mean invested assets partially offset by a decrease in the yield on investments from 7.36% to 7.21% (all calculations on a cost basis). The increase in mean invested assets was the result of increased business volumes of traditional life insurance business in the Life Insurance segment. The increase in the Life Insurance segment includes the impact of the acquisition of the blocks of business in 1998 (see Note 11 to the consolidated financial statements).

Realized Gain on Investments: The pre-tax realized gain (loss) on investments, net of associated amortization of deferred acquisition costs and expenses, was $(28.3) million, $3.0 million and $19.0 million in 2000, 1999 and 1998, respectively. The after-tax gain (loss) in 2000, 1999 and 1998 was $(17.5) million, $3.8 million and $13.7 million, respectively. The loss in 2000 was primarily the result of the sale of investments, and to a lesser extent due to the write-down and provision for losses on investments. Gains in 1999 and 1998 were primarily the result of the sale of investments. Write-downs and provisions for losses offset a portion of the realized gains.

Management's Discussion and Analysis

Write-Downs and Allowance for Losses: Securities available-for-sale, mortgage loans on real estate and real estate that were deemed to have declines in fair value that were other than temporary were written down. The fixed maturity securities to which these write-downs apply were generally of investment grade quality at the time of purchase, but were classified as "below-investment-grade" at the time of the write-downs. Also, write-downs and allowances for losses on select mortgage loans on real estate, real estate and other investments were established when the underlying value of the property was deemed to be less than the carrying value. These write-downs and provisions for losses are disclosed within the notes to the accompanying consolidated financial statements (see
Note 3 to the consolidated financial statements).

Use of Derivatives: The primary use of derivatives at LNC is to hedge interest rate risk that is embedded in either life insurance and annuity product liabilities or investment portfolios. To a lesser extent, derivatives are also used to hedge exposures to foreign currency and equity market risks.

Review Of Consolidated Financial Condition

Liquidity and Cash Flow
Liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations to meet cash requirements with a prudent margin of safety. Because of the interval of time from receipt of a deposit or premium until payment of benefits or claims, LNC and other insurers employ investment portfolios as an integral element of operations. By segmenting its investment portfolios along product lines, LNC enhances the focus and discipline it can apply to managing the liquidity as well as the interest rate and credit risk of each portfolio commensurate with the profile of the liabilities. For example, portfolios backing products with less certain cash flows and/or withdrawal provisions are kept more liquid than portfolios backing products with more predictable cash flows.

The consolidated statements of cash flows on page 75 indicate that operating activities provided cash of $2.0 billion, $2.3 billion and $2.2 billion in 2000, 1999 and 1998, respectively. This statement also classifies the other sources and uses of cash by investing activities and financing activities and discloses the amount of cash available at the end of the year to meet LNC's obligations.

Although LNC generates adequate cash flow to meet the needs of its normal operations, periodically LNC may issue debt or equity securities to fund internal expansion, acquisitions, investment opportunities and the retirement of LNC's debt and equity. LNC had an unused balance as of December 31, 2000 of $825 million on its existing shelf registration filed in April, 1998, that would allow LNC to issue various securities. The hybrid securities utilize six subsidiaries (Lincoln National Capital I, II, III, IV, V and VI) which were formed for the specific purpose of issuing such securities. All of these subsidiaries' common securities are owned by LNC. Cash funds are also available from LNC's revolving credit agreements, which provide for borrowing up to $700 million (see
Note 5 to the consolidated financial statements).

In 1998, LNC issued $300 million of long-term debt, $200 million of Series C Trust Originated Preferred Securities and $230 million of FELINE PRIDES. LNC purchased and retired 6,222,581, 7,675,000 and 1,246,562 shares of common stock at a cost of $210.0 million, $377.7 million and $46.9 million in 2000, 1999 and 1998, respectively. In May 1999, the LNC board authorized $500 million to repurchase shares of common stock. The shares repurchased in 1999 included 4,875,600 shares at a cost of $236.6 million that were purchased under the May 1999 board authorization. In November 2000, the LNC board authorized an additional $500 million to repurchase shares of common stock. At the time of this authorization, there was $99.7 million remaining under the May 1999 share repurchase authorization. All of the shares repurchased in 2000 came under the May 1999 share repurchase authorization. This leaves a Board authorization to repurchase an additional $553.4 million of LNC's common stock as of December 31, 2000.

On March 5, 2001, LNC announced that it has agreed to purchase 2.75 million shares of its common stock held by the Dai-ichi Mutual Life Insurance Company. This transaction is expected to close March 12, 2001. This transaction completes the May 1999 authorization to repurchase $500 million of LNC stock and initiates usage under the November 2000 $500 million board authorization. After completion of the Dai-ichi transaction, $423.7 million remains available in the current repurchase program.

In order to maximize the use of available cash, the holding company
(LNC) maintains a facility where subsidiaries can borrow from the holding company to meet their short-term needs and can invest their short-term funds with the holding company. Depending on the overall cash availability or need, the holding company invests excess cash in short-term investments or borrows funds in the financial markets. In addition to facilitating the management of cash, the holding company receives dividends from its subsidiaries, invests in operating companies, maintains an investment portfolio and pays shareholder dividends and certain corporate expenses.

LNC's insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Generally, these restrictions pose no short-term liquidity concerns for the holding company. However, as discussed in detail within Note 7 to the consolidated financial statements, the acquisition of two blocks of business in 1998 placed further restrictions on the ability of LNC's primary insurance subsidiary, LNL, to declare and pay dividends. As a result of these acquisitions and dividends declared, LNL's statutory earned surplus is negative. It is necessary for LNL to obtain the prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time its statutory earned surplus is positive. The time frame for statutory earned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid by LNL. Although no assurance can be given that additional dividends will be approved, during 2000, LNL received regulatory approval and paid extraordinary dividends totaling $420 million to LNC. In the event such approvals are not obtained, management believes that LNC can obtain the funds required to satisfy its obligations from its existing credit facilities and other sources.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the State of New York imposes upon accredited reinsurers.

As of December 31, 2000, LNC's senior debt ratings were Moody's at A3 ("Upper Medium Grade"), Standard and Poor's at A- ("Strong"), Fitch at A+ ("Strong") and A.M. Best at a ("Strong"), and LNC's commercial paper ratings included Moody's at P-2 ("Strong"), Standard and Poor's at A-2 ("Satisfactory") and Fitch at F-1 ("Very Strong"). In October of 2000, Moody's downgraded LNC's senior debt from A2 ("Upper Medium Grade") to A3 ("Upper Medium Grade") and LNC's commercial paper from P-1 ("Superior") to P-2 ("Strong"). Although there are less investors for A-2/P-2 commercial paper, management believes that liquidity will not be adversely impacted. LNC can draw upon alternative short-term borrowing facilities such as revolving lines of bank credit.

Management expects the short-term borrowing rate on the issuance of commercial paper (based on historical trends) to increase approximately 0.20% per annum as a result of the downgrade by Moody's. Since late December 2000, however, LNC has experienced greater volatility in commercial paper borrowing rates as an A-2/P-2 issuer with the spread above A-1/P-1 rates ranging from 0.25% to 0.50%.

As of December 31, 2000, Lincoln National (UK) PLC's commercial paper ratings were Standard and Poor's at A-2 ("Satisfactory") and Moody's at P-2 ("Strong"). In October of 2000, Moody's also downgraded Lincoln National (UK) PLC from P-1 ("Superior") to P-2 ("Strong"). When Standard and Poor's lowered its rating of Lincoln National (UK) PLC's commercial paper in November of 1999, the market treated Lincoln UK like a A-2/P-2 issuer rather than one with a split rating and its borrowing rate went up at that time by approximately 0.20% per annum. Management did not expect any incremental costs as a result of the latest downgrade by Moody's, but in January 2001, conditions changed in the A-2/P-2 commercial paper market making it more difficult for Lincoln UK as well as all other A-2/P-2 issuers to issue commercial paper. As a result, when Lincoln UK has been able to issue commercial paper, it has experienced up to a 0.10% per annum increase in its borrowing rate. Until conditions improve, Lincoln UK can draw upon alternative short-term borrowing facilities in the form of bank loans which will cause an increase in the borrowing rate of approximately 0.20% per annum.

Effect of Inflation
LNC's insurance affiliates, as well as other companies in the insurance industry, attempt to minimize the effect of inflation on their revenues and expenses by anticipating inflationary trends in the pricing of their products. Inflation, except for changes in interest rates, does not have a significant effect on LNC's balance sheet due to the minimal amount of dollars invested in property, plant and equipment and the absence of inventories.

Management's Discussion and Analysis

Capital Resources
Total shareholders' equity increased $690.2 million during the year ended December 31, 2000. Excluding the increase of $477.7 million related to the decrease in the unrealized loss on securities available-for-sale, shareholders' equity increased $212.5 million. This increase in shareholders' equity was the net result of increases due to $621.4 million of net income, $33.6 million from the issuance of common stock related to benefit plans and $0.9 million from the issuance of common stock related to purchase of subsidiary companies partially offset by $8.1 million related to a decrease in the accumulated foreign exchange gain, $224.4 million related to the declaration of dividends to shareholders, $210.0 million for the retirement of common stock and $0.9 million for shares forefeited under benefit plans.

During May 1999, LNC's Board of Directors approved a two-for-one stock split for its common stock. The record date for the stock split was June 4, 1999 and the additional shares were distributed to shareholders on June 21, 1999.

Capital adequacy is a primary measure used by insurance regulators to determine the financial stability of an insurance company. In the U.S., risk-based capital guidelines are used by the National Association of Insurance Commissioners to determine the amount of capital that represents minimum acceptable operating amounts related to insurance and investment risks. Regulatory action is triggered when an insurer's statutory-basis capital falls below the formula-produced capital level. At December 31, 2000, statutory-basis capital for each of LNC's U.S. insurance subsidiaries was in excess of regulatory action levels of risk-based capital required by the jurisdiction of domicile.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. The domiciliary states of LNC's U.S. insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that LNC's U.S. insurance subsidiaries use to prepare their statutory-basis financial statements. Management believes the impact of these changes to LNC and its U.S. insurance subsidiaries' statutory-based capital and surplus as of January 1, 2001 will not be significant.

As noted above, shareholders' equity includes net unrealized gain (loss) on securities available-for-sale. At December 31, 2000, the book value of $25.92 per share included $0.07 of unrealized gains on securities and at December 31, 1999, the book value of $21.76 per share included $2.38 of unrealized losses on securities.

Contingencies

See Note 7 to the consolidated financial statements for information regarding contingencies.

Legislation

The Financial Services Modernization Act was passed in November 1999 and repeals the Glass-Steagall Act of 1933 and expands the Bank Holding Company Act of 1956. This act allows, among other things, cross-ownership by banks, securities firms and insurance companies. In 2000, there were some cross-ownership activities in the financial services industry, however, there was minimal impact on LNC's operations.

Tax legislation could reduce tax-advantages for some of LNC's life and annuity products. LNC continues to support reductions in the tax burden imposed on its businesses, employees and policyholders.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures of Financial Instruments
LNC analyzes and manages the risks arising from market exposures of financial instruments, as well as other risks, in an integrated asset-liability management process that takes diversification into account. By aggregating the potential effect of market and other risks of the entire enterprise, LNC estimates, reviews and in some cases manages the risk to its earnings and shareholder value. LNC has exposures to several market risks including interest rate, default risk, foreign currency exchange and equity price risks.

The exposures of financial instruments to market risks, and the related risk management processes, are most important in the Annuities and Life Insurance segments. It is within these segments where most of the invested assets support accumulation and investment oriented insurance products. As an important element of its integrated asset-liability management process, LNC uses derivatives to minimize the effects of changes in interest rate levels and the shape of the yield curve. In this context, derivatives are designated as a hedge and serve to reduce interest rate risk by mitigating the effect of significant increases in interest rates on LNC's earnings. Additional market exposures exist in LNC's other general account insurance products and in its debt structure and derivatives positions. The primary sources of market risk are: 1) substantial, relatively rapid and sustained increases or decreases in interest rates, 2) fluctuations in currency exchange rates or 3) a sharp drop in equity market values. Each of these market risks are discussed in detail in the following pages.

1) Interest Rate Risk
Accumulation and Investment Oriented Insurance Products. General account assets supporting accumulation and investment oriented insurance products total $23.1 billion or 65% and $24.2 billion or 68% of total invested assets at December 31, 2000 and 1999, respectively.

With respect to these products, LNC seeks to earn a stable and profitable spread between investment income and interest credited to account values. If LNC has adverse experience on investments that cannot be passed onto customers, its spreads are reduced. Alternatively, LNC may seek to maintain spreads and this may result in crediting rates that are not competitive in the market place. This strategy could result in adverse surrender experience on policies and could force LNC to liquidate a portion of its portfolio to fund cash surrender value benefits.

LNC does not view the near term risk to spreads over the next twelve months to be material. The combination of a probable range of interest rate changes over the next twelve months, asset-liability management strategies, flexibility in adjusting policy crediting rate levels and protection afforded by policy surrender charges and other switching costs all work together to minimize this risk. The interest rate scenarios of concern are those in which there is a substantial, relatively rapid increase or decrease in interest rates that is then sustained over a long period.

Fixed Deferred Annuities. Assets of $15.5 billion and $16.8 billion at December 31, 2000 and 1999, respectively, support the largest category of accumulation and investment oriented insurance products, fixed deferred annuities. For these products, LNC may adjust renewal crediting rates monthly or quarterly, subject to guaranteed minimums ranging from 3% to 5%. The higher minimums apply to in-force blocks of older products that no longer are sold. Annuity insurance customers have the right to surrender their policies at account value less a surrender charge that grades to zero over periods ranging from 5 to 10 years from policy issue date or, in some cases, the date of each premium received. In some cases, a market value adjustment may also apply. Due to LNC's ability to change crediting rates to reflect investment experience on the majority of its traditional annuity products, the underlying assets are assumed to be a good proxy for the interest rate risk inherent in these liabilities. This assumption is appropriate for probable movements in interest rates over the next 12 months. This assumption may not be appropriate for a substantial, relatively rapid increase or decrease in interest rates that is then sustained over a long period.

Universal Life. LNC had $5.8 billion and $5.4 billion in assets at December 31, 2000 and 1999, respectively, supporting universal life insurance on which it has the right to adjust renewal crediting rates subject to guaranteed minimums ranging from 4% to 6% at December 31, 2000. Similar to annuities, universal life insurance customers have the right to surrender their policies at account value less a surrender charge that grades to zero over periods ranging from 10 to 20 years from policy issue date or, in some cases, the date of each premium received.

Guaranteed Interest Contracts and Group Pension Annuities. LNC had assets totaling $1.8 billion and $2.0 billion at December 31, 2000 and 1999, respectively, that support guaranteed interest contracts, group pension annuities and immediate annuities. Generally, the cash flows expected on these liabilities do not vary with fluctuations in market interest rates and are not adjustable by LNC. Accordingly, if experience on the assets supporting these products is more adverse than the assumptions used in pricing the products, spreads will tend to be below expectations. LNC limits exposure to interest rate risk by managing the duration and maturity structure of each investment portfolio in relation to the liabilities it supports.

Management's Discussion and Analysis

Other General Account Insurance Products. LNC had $12.3 billion and $11.4 billion of assets at December 31, 2000 and 1999, respectively, supporting general account products, including disability income and term life insurance. For these products, the liability cash flows may have actuarial uncertainty. However, their amounts and timing do not vary significantly with interest rates. LNC limits interest rate risk by analyzing the duration of the projected cash flows and structuring investment portfolios with similar durations.

Interest Rate Risk -- Falling Rates. Interest rates fell in 1995, rose again in 1996, declined in 1997 and 1998, rose again in 1999 and declined again in 2000. For example, the five-year Treasury yield decreased from 7.8% in 1994 to 5.4% at the end of 1995, increased to 6.2% by the end of 1996, decreased to 5.7% by the end of 1997, decreased to 4.5% by the end of 1998, increased to 6.3% by the end of 1999 and declined to 5.0% by the end of 2000. Under scenarios in which interest rates fall and remain at levels significantly lower than those prevailing at December 31, 2000, minimum guarantees on annuity and universal life insurance policies (generally 3% to 5% or an average of approximately 4%) could cause the spread between the yield on the portfolio and the interest rate credited to policyholders to deteriorate. Select contracts that specify these minimum guarantees can be amended periodically to reflect current interest rate conditions. The earned rate on the annuity and universal life insurance portfolios both averaged 7.7% for the year ended December 31, 2000, providing a cushion for a decline before the earned rates would be insufficient to cover minimum guaranteed rates plus the target spread. The maturity structure and call provisions of the related portfolios are structured to afford protection against erosion of this cushion for a period of time. However, spreads would be at risk if interest rates continued to fall and remained lower for a long period. LNC devotes extensive effort to evaluating these risks by simulating asset and liability cash flows for a wide range of interest rate scenarios. LNC manages these exposures by maintaining a suitable maturity structure and by limiting its exposure to call risk in each respective investment portfolio.

LNC believes that the portfolios supporting its accumulation and investment oriented insurance products have a prudent degree of call protection individually and on a consolidated basis. As of December 31, 2000, the mortgage-backed securities ("MBS") and asset-backed securities ("ABS") portion of the portfolio represented a total of $4.2 billion or 18% of the $23.1 billion of general account assets supporting such products. Of this portfolio, 12% of general account assets or $2.8 billion is subject to residential prepayment risk from investments made in Collateralized Mortgage Obligations ("CMOs"), mortgage pass-throughs, manufactured housing and home equity loans. As of December 31, 1999, the MBS and ABS portion of the portfolio represented a total of $4.4 billion or 18% of the $24.2 billion of general account assets supporting such products. LNC's MBS portfolio has equal to or slightly less prepayment risk than the MBS pass-through market in general primarily due to holding more seasoned securities in the portfolio.

Interest Rate Risk -- Rising Rates. For both annuities and universal life insurance, a rapid and sustained rise in interest rates poses risks of deteriorating spreads and high surrenders. The portfolios supporting these products have fixed-rate assets laddered over maturities generally ranging from one to ten years or more. Accordingly, the earned rate on each portfolio lags behind changes in market yields. As rates rise, the lag may be increased by slowing MBS prepayments. The greater and faster the rise in interest rates, the more the earned rate will tend to lag behind market rates. If LNC sets renewal crediting rates to earn the desired spread, the gap between its renewal crediting rates and competitors' new money rates may be wide enough to cause increased surrenders. If LNC credits more competitive renewal rates to limit surrenders, its spreads will narrow. LNC devotes extensive effort to evaluating these risks by simulating asset and liability cash flows for a wide range of interest rate scenarios. Such analysis has led to adjustments in the target maturity structure and to hedging the risk of rising rates by buying out-of-the-money interest rate cap agreements and swaptions (see discussion below). With these instruments in place, the potential adverse impact of a rapid and sustained rise in rates is kept within corporate risk tolerances.

Debt. As of December 31, 2000, LNC had short-term debt, long-term debt and company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures totaling $1.77 billion ($1.46 billion with fixed rates and $0.31 billion with floating rates). As of December 31, 1999, LNC had short-term debt, long-term debt and minority interest-preferred securities of subsidiary companies totaling $1.92 billion ($1.46 billion with fixed rates and $0.46 billion with floating rates). LNC manages the timing of maturities and the mixture of fixed-rate and floating-rate debt as part of the process of integrated management of interest rate risk for the entire enterprise.

Derivatives. As indicated in Note 7 to the consolidated financial statements, LNC has entered into derivative transactions to reduce its exposure to rapid rises in interest rates. The four programs discussed below are used to help LNC achieve more stable margins while providing competitive crediting rates to policyholders during periods when interest rates are rising. Failure to maintain competitive crediting rates could cause policyholders to withdraw their funds and place them in more competitive products.

LNC uses interest rate cap agreements to hedge against the negative impact of a significant and sustained rise in interest rates. Interest rate caps are contracts that require counterparties to pay LNC at specified future dates the amount, if any, by which a specified market interest rate exceeds the cap rate stated in the agreements, applied to a notional amount. As of December 31, 2000 and 1999, LNC had agreements with notional amounts of $1.6 billion and $2.5 billion, respectively. At December 31, 2000, the agreements had cap rates ranging from 250 to 650 basis points above prevailing interest rates. The cap rates in some contracts increase over time. These agreements expire in 2001 through 2006.

LNC also uses swaptions to hedge against the negative impact of a significant and sustained rise in interest rates. Swaptions are options to enter into a swap at a specified future date. If the option is exercised at expiration, the option is either settled in cash or exercised into a swap agreement. LNC purchases swaptions to be settled in cash. At expiration, the counterparty is required to pay LNC the amount, if any, of the present value of the difference between the fixed rate on a market rate swap and the strike rate stated in the agreement, applied to a notional amount. As of December 31, 2000 and 1999, LNC had agreements with notional amounts of $1.8 billion. At December 31, 2000, the agreements had strike rates ranging from 350 to 450 basis points above prevailing interest rates. These agreements expire in 2002 through 2003.

Notional for interest rate caps decreased by $0.9 billion as a result of expirations. Interest rate caps and swaptions were not purchased during the year, reflecting declining fixed annuity sales and declining fixed annuity account values.

For future periods, the fair value of LNC's interest rate caps and swaptions depends on the levels of future U.S. Treasury and U.S. dollar swap interest rates. The table below shows estimates of fair value levels for the cap and swaption portfolio at December 31, 2000 for future time periods and selected potential future interest rate levels.


Year Ended December 31, 2000   (in millions)         2000        2001        2002        2003        2004        2005
---------------------------------------------------------------------------------------------------------------------
No change                                             1.3         0.3         0.1          --          --          --
Up 2%                                                18.3         7.1         1.7         0.7         0.2          --
Up 4%                                                88.0        52.7        24.0         7.3         3.0         1.1
Up 6%                                               197.9       137.0        79.3        38.6        19.7        10.5
=====================================================================================================================


LNC uses exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate LNC to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. As of December 31, 2000, LNC did not have any open futures.

LNC uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. LNC is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. LNC also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business or certain other portfolios of assets. As of December 31, 2000 and 1999, LNC had swap agreements with a notional amount of $708.2 million and $630.9 million, respectively. The agreements expire in 2001 through 2011. Notional for interest rate swaps increased $77.3 million during 2000 primarily as a result of purchasing interest rate swaps to hedge the exposure to interest rate fluctuations related to the forecasted purchase of assets.

In addition to continuing existing programs, LNC may use derivative products in other strategies to limit risk and enhance returns, particularly in the management of investment spread businesses. LNC has established policies, guidelines and internal control procedures for the use of derivatives as tools to enhance management of the overall portfolio of risks assumed in LNC's operations.

Management's Discussion and Analysis

Table of Significant Exposures. The table below provides a general measure of LNC's significant interest rate risk (principal amounts are shown by year of maturity and include amortization of premiums and discounts; notional amounts for interest rate caps and swaptions are shown by amount outstanding at the year-end given) as of December 31, 2000.


                                                                                               There-                    Fair
(in millions)                        2001        2002        2003        2004        2005       after       Total       Value
-----------------------------------------------------------------------------------------------------------------------------
Rate Sensitive Assets:
Fixed interest rate securities     $932.8    $1,247.4    $1,512.4    $1,379.3    $1,948.9   $21,516.0   $28,536.8   $26,430.8
Average interest rate                7.42%       7.35%       7.32%       7.52%       7.70%       7.72%       7.66%

Variable interest rate securities   $43.8       $62.5        $3.0        $3.1       $99.3    $1,733.5    $1,945.2    $1,019.0
Average interest rate                6.99%      18.64%       7.40%       8.20%      10.99%       9.32%      10.01%

Mortgage loans                     $133.9      $503.4      $240.2      $596.6      $273.6    $2,915.9    $4,663.6    $4,702.5
Average interest rate                8.40%       8.31%       8.16%       7.76%       8.58%       7.95%       8.02%

Rate Sensitive Liabilities:
Guaranteed Interest Contracts:
Interest paid at maturity           $41.0        $2.0       $19.0       $29.0       $19.0         $--      $110.0      $121.0
Average interest rate                8.15%       6.18%      10.67%      10.71%      10.72%                   9.69%

Investment type insurance
contracts, excluding
guaranteed interest
contracts(1)                       $816.6    $1,068.2    $1,040.1    $1,053.2    $1,019.4   $13,776.0   $18,773.5   $17,318.3
Average interest rate                7.39%       7.65%       7.37%       7.48%       7.81%       8.03%       7.90%

Debt(2)                            $542.9      $100.0         $--         $--      $193.0      $935.3    $1,771.2    $1,743.0
Average interest rate                7.21%       7.63%                               7.25%       7.85%       7.58%

Rate Sensitive Derivative
Financial Instruments:
Interest Rate and Foreign
Currency Swaps:
Pay variable/receive fixed           49.6        26.2        47.0         5.0        67.2       550.7       745.7        40.6
Average pay rate                      6.9%        7.9%        6.7%        6.8%        7.3%        6.5%        6.7%
Average receive rate                  6.0%        7.0%        5.3%        5.9%        7.0%        7.1%        6.9%

Interest Rate Caps and
Swaptions:(3)
Outstanding notional              3,232.2     2,542.3       659.3       250.0       250.0       113.7                     1.3
Average strike rate(4)                9.0%        8.9%        8.9%        8.4%        8.4%        8.4%
Forward CMT curve(5)                  5.0%        5.2%        5.2%        5.2%        5.3%        5.4%
=============================================================================================================================



The table shows the principal amounts and fair values of assets, liabilities and derivatives having significant interest rate risks as of December 31, 1999.

                                                 Principal
(in millions)                                       Amount     Fair Value
-------------------------------------------------------------------------
Fixed interest rate securities                   $29,982.8      $26,876.2
Variable interest rate securities                  1,520.3          812.6
Mortgage loans                                     4,729.8        4,615.5
Guaranteed interest contracts                        284.0          294.0
Investment type insurance contracts(1)            21,095.1       19,065.2
Debt(2)                                            1,918.4        1,806.5
Interest rate and foreign currency swaps                --          (20.0)
Interest rate caps and swaptions(3)                     --           14.0
=========================================================================

(1) The information shown is for the fixed maturity securities and mortgage loans that support these insurance contracts.

(2) Includes minority interest preferred securities of subsidiary companies.

(3) Swaptions notional is shown converted to cap equivalent.

(4) The indexes are a mixture of five-year and ten-year Constant
Maturity Treasury ("CMT") and Constant Maturity Swap ("CMS").

(5) The CMT curve is the five-year constant maturity treasury forward curve.



2) Foreign Currency Risk
Foreign Currency Denominated Investments. LNC invests in foreign currency securities for incremental return and risk diversification relative to United States Dollar-Denominated ("USD") securities. The fair value of foreign securities totaled $128.4 million as of December 31, 2000. LNC periodically uses foreign exchange forward contracts and foreign currency swaps to hedge some of the foreign exchange risk related to its investments in securities denominated in foreign currencies. The currency risk is hedged using foreign currency derivatives of the same currency as the bonds. The table below shows LNC's exposure to foreign currency securities. Also included is the relevant information relating to the foreign currency derivatives that are hedging the currency risk of these securities. The table below presents the principal or notional amount in U.S. dollar equivalents by expected maturity for LNC's foreign currency denominated investments and foreign currency swaps as of December 31, 2000.


                                                                                       There-                    Fair
(in millions)                2001        2002        2003        2004        2005       after       Total       Value
---------------------------------------------------------------------------------------------------------------------
Currencies:
Canadian Dollar              $9.7       $10.9       $10.0        $8.0        $3.9       $38.9       $81.4       $83.8
Interest Rate                8.30%       7.68%       7.15%       5.61%       7.90%       5.65%       6.52%
British Pound                 5.8          --          --          --                    14.1        19.9        22.0
Interest Rate                4.88%                                                      10.07%       8.53%
Argentine Peso                 --        10.0          --          --                     7.0        17.0        15.2
Interest Rate                           11.54%                                          11.70%      11.61%
All Other Currencies          2.2         1.2         0.6          --                     3.7         7.7         7.4
Interest Rate               12.75%      12.29%      13.80%                              10.37%      11.74%
Total Currencies             17.7        22.1        10.6         8.0         3.9        63.7       126.0       128.4
Derivatives:
Foreign Currency Swaps        9.6         8.3          --          --        15.0         4.6        37.5         2.5
=====================================================================================================================



Management's Discussion and Analysis


The table below presents the principal or notional amount in U.S. dollar equivalents of LNC's foreign currency denominated investments and foreign currency swaps as of December 31, 1999.

                              Principal/
                               Notional
(in millions)                    Amount     Fair Value
------------------------------------------------------
Currencies:
Canadian Dollar                   $94.8          $95.3
British Pound                      21.4           23.1
Argentine Peso                     17.0           15.1
All other currencies                8.3            7.8
------------------------------------------------------
Total Currencies                 $141.5         $141.3
------------------------------------------------------
Derivatives:
Foreign Currency Swaps             44.2           (0.4)
======================================================

Foreign Currency Forward Contracts. LNC uses foreign currency forward contracts to hedge some of the foreign exchange risk related to its investments in fixed maturity securities denominated in foreign currencies. LNC typically engages in short-term currency forward contracts of less than six months and actively monitors currency markets in determining those currencies to hedge, the duration of the hedge and the nominal amount to hedge. A foreign currency forward contract obligates LNC to deliver a specified amount of currency at a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

Foreign Currency Swaps. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. LNC uses foreign currency swaps to convert the cash flow of foreign currency securities to U.S. dollars.

3) Equity Market Exposures
LNC's revenues, assets, liabilities and derivatives are exposed to equity market risk.

Fee Revenues. The fee revenues of LNC's Investment Management segment and fees earned from variable annuities and variable life insurance products are exposed to the risk of a decline in equity market values. These fees are generally a fixed percentage of the market value of assets under management. In a severe equity market decline, fee income could be reduced by not only reduced market valuations but also by customer withdrawals and redemptions. Such withdrawals and redemptions from equity funds and accounts might be partially offset by transfers to LNC's fixed-income accounts and the transfer of funds to LNC by its competitors' customers.

Assets. While LNC invests in equity assets with the expectation of achieving higher returns than would be available in its core fixed-income investments, the returns on, and values of, these equity investments are subject to somewhat greater market risk than its fixed income investments. These investments, however, add diversification benefits to LNC's fixed income investments. The table below shows the sensitivity of price changes to LNC's equity assets owned.


                                               December 31, 2000                   December 31, 1999
                                --------------------------------------------    --------------------
                                                        10% Fair    10% Fair
                                Carrying        Fair       Value       Value    Carrying        Fair
(in millions)                      Value       Value    Increase    Decrease       Value       Value
----------------------------------------------------------------------------------------------------
U.S. Equities                     $200.1      $200.1      $220.1      $180.1      $189.4      $189.4
Foreign Equities                   337.1       337.1       370.8       303.4       401.6       401.6
Emerging Market Equities            12.5        12.5        13.8        11.2        13.0        13.0
----------------------------------------------------------------------------------------------------
Subtotal                           549.7       549.7       604.7       494.7       604.0       604.0

Real Estate                        282.0       323.0       355.3       290.7       256.2       291.0
S&P 500 Index Call Options          19.3        19.3        22.2        17.8        24.8        24.8
Other Equity Interests             388.3       399.3       439.2       359.4       329.4       359.4
----------------------------------------------------------------------------------------------------
Total                           $1,293.3    $1,291.3    $1,421.4    $1,162.6    $1,214.4    $1,279.2
====================================================================================================



Liabilities. LNC has an exposure to U.S. equity markets through reinsurance contracts that reinsure equity-indexed annuities. The aggregate amount of account value of these annuities is $19.3 million and $24.8 million at December 31, 2000 and 1999, respectively. LNC also has exposure to U.S. equity markets through stock appreciation rights ("SARs") issued in 2000. The aggregate value for vested and non-vested SARs was $3.1 million and $13.9 million at December 31, 2000, respectively. The risks for both of these programs are being hedged with equity derivatives as discussed below.

Derivatives Hedging Equity Risks. LNC hedges equity market risk in annuities that contain equity features and equity market risk in stock appreciation rights on LNC stock with the following two programs.

LNC uses OTC equity call options on the S&P 500 index to hedge against the increase in its liabilities resulting from certain reinsurance agreements which guarantee payment of the appreciation of the S&P 500 index on certain underlying annuity products. These call options require the counterparty to pay LNC at specified future expiration dates the amount, if any, of the percentage increase in the S&P 500 index over the strike price defined in the contract, applied to the notional amount. The reinsurance agreement then requires LNC to pay any appreciation on the S&P 500 index to the reinsurance client. LNC had agreements with notional amounts of $183.3 million and $129.6 million for December 31, 2000 and 1999, respectively. The call option expirations are matched to the liabilities and expire in 2001 through 2007. Notional for the call options increased by $53.7 million during 2000 as a result of purchasing additional options to support additional business assumed under the reinsurance agreement.

LNC began using OTC equity call options on LNC stock to hedge against the increase in its liabilities arising from stock appreciation rights granted on LNC stock in 2000. These call options require the counterparty to pay LNC at specified future expiration dates the amount, if any, of the increase in LNC's stock price over the strike price of the option, applied to the number of contracts. LNC had 0.6 million call options on an equal number of shares of LNC stock at December 31, 2000. The call options expirations are matched to the liabilities and expire in 2005.

Default Risk. LNC's portfolio of invested assets was $35.4 billion as of December 31, 2000. Of this total, $21.2 billion consists of corporate bonds and $4.7 billion consists of commercial mortgages. LNC manages the risk of adverse default experience on these investments by applying disciplined credit evaluation and underwriting standards, prudently limiting allocations to lower-quality, higher-yielding investments, and diversifying exposures by issuer, industry, region and property type. For each counterparty or borrowing entity and its affiliates, LNC's exposures from all transactions are aggregated and managed in relation to formal limits set by rating quality and industry group. LNC remains exposed to occasional adverse cyclical economic downturns during which default rates may be significantly higher than the long-term historical average used in pricing. As of December 31, 1999, LNC had a portfolio of invested assets of $35.6 billion.

LNC is depending on the ability of derivative product dealers and their guarantors to honor their obligations to pay the contract amounts under various derivatives agreements. In order to minimize the risk of default losses, LNC diversifies its exposures among several dealers and limits the amount of exposure to each in accordance with the credit rating of each dealer or its guarantor. LNC generally limits its selection of counterparties that are obligated under these derivative contracts to those with an A credit rating or above.

Credit-Related Derivatives. LNC periodically uses spread-lock agreements to hedge a portion of the value of its fixed maturity investments against the risk of widening in the spreads between their yields and the yields of comparable maturity U.S. or other Government obligations. As of December 31, 2000, LNC did not have any open spread-lock agreements. LNC uses put options, combined with various perpetual fixed-income securities and interest rate swaps to replicate fixed-income, fixed-maturity investments. The risk being hedged is a drop in bond prices due to credit concerns with the international bond issuers. The put options allow LNC to put the bonds back to the counterparties at original par. As of December 31, 2000, LNC did not have any open put options.

LNC began using credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows LNC to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. As of December 31, 2000, LNC had credit swaps with a notional amount of $29.0 million that expire in 2002 through 2006.

Consolidated Financial Statements
The consolidated financial statements and notes to consolidated financial statements of Lincoln National Corporation and Subsidiaries follow on pages 70 through 114.




Consolidated Statements of Income

                                                                                Year Ended December 31
(000s omitted except for per share amounts)                                2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Revenue:
Insurance premiums                                                   $1,813,111     $1,881,515     $1,620,629
Insurance fees                                                        1,661,442      1,537,605      1,274,569
Investment advisory fees                                                213,065        223,803        227,059
Net investment income                                                 2,747,118      2,807,512      2,681,406
Equity in earnings (losses) of unconsolidated affiliates                   (379)         5,797          3,336
Realized gain (loss) on investments                                     (28,295)         2,955         19,034
Other revenue and fees                                                  445,445        344,513        261,030
-------------------------------------------------------------------------------------------------------------
Total Revenue                                                         6,851,507      6,803,700      6,087,063

Benefits and Expenses:
Benefits                                                              3,557,160      3,805,024      3,328,865
Underwriting, acquisition,
insurance and other expenses                                          2,318,518      2,295,015      1,943,749
Interest and debt expense                                               139,538        133,697        117,051
-------------------------------------------------------------------------------------------------------------
Total Benefits and Expenses                                           6,015,216      6,233,736      5,389,665
-------------------------------------------------------------------------------------------------------------
Net Income Before Federal Income Taxes                                  836,291        569,964        697,398
Federal Income Taxes                                                    214,898        109,610        187,623
-------------------------------------------------------------------------------------------------------------
Net Income                                                             $621,393       $460,354       $509,775

Earnings Per Common Share-Basic:
Net Income                                                                $3.25          $2.33          $2.54

Earnings Per Common Share-Diluted:
Net Income                                                                $3.19          $2.30          $2.51
=============================================================================================================

See notes to the consolidated financial statements on pages 76 through 114.




Consolidated Balance Sheets

                                                                               December 31
(000s omitted)                                                             2000           1999
----------------------------------------------------------------------------------------------
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity (cost: 2000 - $27,377,065; 1999 - $28,357,057)       $27,449,773    $27,688,613
Equity (cost: 2000 - $462,813; 1999 - $481,531)                         549,709        603,954
Mortgage loans on real estate                                         4,662,983      4,735,397
Real estate                                                             282,014        256,202
Policy loans                                                          1,960,899      1,892,392
Other investments                                                       463,270        401,826
----------------------------------------------------------------------------------------------
Total Investments                                                    35,368,648     35,578,384
Investment in unconsolidated affiliates                                   6,401         25,825
Cash and invested cash                                                1,927,393      1,895,883
Property and equipment                                                  228,211        203,753
Deferred acquisition costs                                            3,070,507      2,800,290
Premiums and fees receivable                                            296,705        259,630
Accrued investment income                                               546,393        533,183
Assets held in separate accounts                                     50,579,915     53,654,223
Federal income taxes                                                    207,548        345,010
Amounts recoverable from reinsurers                                   3,747,734      3,954,345
Goodwill                                                              1,285,993      1,423,039
Other intangible assets                                               1,556,975      1,746,499
Other assets                                                          1,021,636        675,669
----------------------------------------------------------------------------------------------
Total Assets                                                        $99,844,059   $103,095,733
==============================================================================================

See notes to the consolidated financial statements on pages 76 through 114.


Consolidate Balance Sheets

                                                                                December 31
(000s omitted)                                                             2000           1999
----------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities:
Insurance and Investment Contract Liabilities:
Insurance policy and claim reserves                                 $21,728,098    $20,924,768
Contractholder funds                                                 18,377,061     20,228,753
Liabilities related to separate accounts                             50,579,915     53,654,223
----------------------------------------------------------------------------------------------
Total Insurance and Investment Contract Liabilities                  90,685,074     94,807,744
Short-term debt                                                         312,927        460,153
Long-term debt                                                          712,231        711,963
Company-obligated mandatorily redeemable preferred
securities of subsidiary trusts holding solely junior
subordinated debentures                                                 745,000        745,000
Other liabilities                                                     2,434,743      2,107,005
----------------------------------------------------------------------------------------------
Total Liabilities                                                    94,889,975     98,831,865

Shareholders' Equity:
Series A preferred stock - 10,000,000 shares authorized
(2000 liquidation value - $2,078)                                           857            948
Common stock - 800,000,000 shares authorized                          1,003,651      1,007,099
Retained earnings                                                     3,915,598      3,691,470
Accumulated Other Comprehensive Income (Loss):
Foreign currency translation adjustment                                  21,930         30,049
Net unrealized gain (loss) on securities available-for-sale              12,048       (465,698)
----------------------------------------------------------------------------------------------
Total Accumulated Other Comprehensive Income (Loss)                      33,978       (435,649)
----------------------------------------------------------------------------------------------
Total Shareholders' Equity                                            4,954,084      4,263,868
----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                          $99,844,059   $103,095,733
==============================================================================================

See notes to the consolidated financial statements on pages 76 through 114.






Consolidated Statements of Shareholders' Equity

                                                                                Year Ended December 31
(000s omitted except for per share amounts)                                2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Series A Preferred Stock:
Balance at beginning-of-year                                               $948         $1,083         $1,153
Conversion into common stock                                                (91)          (135)           (70)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                      857            948          1,083

Common Stock:
Balance at beginning-of-year                                          1,007,099        994,472        966,461
Conversion of series A preferred stock                                       91            135             70
Issued for benefit plans                                                 33,609         51,288         50,666
Shares forfeited under benefit plans                                       (868)        (3,274)        (1,919)
Issued for acquisition of subsidiaries                                      893          2,793             --
Retirement of common stock                                              (37,173)       (38,315)        (5,972)
Issuance costs related to FELINE PRIDES                                      --             --        (14,834)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                1,003,651      1,007,099        994,472

Retained Earnings:
Balance at beginning-of-year                                          3,691,470      3,790,038      3,533,105
Comprehensive income (loss)                                           1,091,020       (577,643)       629,927
Less other comprehensive income (loss):
Foreign currency translation gain (loss)                                 (8,119)       (19,930)         3,775
Net unrealized gain (loss) on securities available-for-sale             477,746     (1,018,067)       116,377
-------------------------------------------------------------------------------------------------------------
Net Income                                                              621,393        460,354        509,775
Retirement of common stock                                             (172,848)      (339,404)       (40,919)
Dividends declared:
Series A preferred ($3.00 per share)                                        (78)           (89)          (100)
Common (2000 - $1.175; 1999 - $1.115; 1998 - $1.055)                   (224,339)      (219,429)      (211,823)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                3,915,598      3,691,470      3,790,038

Foreign Currency Translation Adjustment:
Accumulated adjustment at beginning-of-year                              30,049         49,979         46,204
Change during the year                                                   (8,119)       (19,930)         3,775
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                   21,930         30,049         49,979

Net Unrealized Gain (Loss) on Securities Available-for-Sale:
Balance at beginning-of-year                                           (465,698)       552,369        435,992
Change during the year                                                  477,746     (1,018,067)       116,377
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                   12,048       (465,698)       552,369
-------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity at End-of-Year                            $4,954,084     $4,263,868     $5,387,941
=============================================================================================================

See notes to the consolidated financial statements on pages 76 through 114.






Consolidated Statements of Shareholders' Equity

                                                                                Year Ended December 31
(000s omitted except for per share amounts)                                2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Series A Preferred Stock:
Balance at beginning-of-year                                             28,857         32,959         35,091
Conversion into common stock                                             (2,877)        (4,102)        (2,132)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                   25,980         28,857         32,959
Common Stock:
Balance at beginning-of-year                                        195,494,898    202,111,174    201,718,956
Conversion of series A preferred stock                                   46,032         65,632         34,112
Issued for benefit plans                                              1,435,015      1,026,130      1,651,554
Shares forfeited under benefit plans                                   (29,698)      (100,933)       (46,886)
Issued for purchase of subsidiaries                                      24,384         67,895             --
Retirement of common stock                                           (6,222,581)    (7,675,000)    (1,246,562)
-------------------------------------------------------------------------------------------------------------
Balance Issued and Outstanding at End-of-Year                       190,748,050    195,494,898    202,111,174
Common Stock at End-of-Year:
Assuming conversion of preferred stock                              191,163,730    195,956,610    202,638,518
Diluted basis                                                       195,230,153    197,003,999    203,395,433
=============================================================================================================

See notes to the consolidated financial statements on pages 76 through 114.





Consolidated Statements of Cash Flows

                                                                                Year Ended December 31
(000s omitted)                                                             2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                             $621,393       $460,354       $509,775
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Deferred acquisition costs                                             (423,087)      (314,607)      (208,150)
Premiums and fees receivable                                            (37,075)       (14,817)         3,151
Accrued investment income                                               (13,210)        (4,683)      (101,555)
Policy liabilities and accruals                                         120,480        622,766      1,389,006
Contractholder funds                                                  1,020,756      1,446,336      1,473,554
Amounts recoverable from reinsurers                                     206,611       (316,982)      (775,064)
Federal income taxes                                                    225,553         31,072       (213,458)
Provisions for depreciation                                              41,552         57,169         58,070
Amortization of goodwill and other intangible assets                    195,460        167,173        137,508
Realized (gain) loss on investments                                      28,295         (2,955)       (19,034)
Other                                                                    (1,140)       201,787         (6,293)
-------------------------------------------------------------------------------------------------------------
Net Adjustments                                                       1,364,195      1,872,259      1,737,735
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                             1,985,588      2,332,613      2,247,510
Cash Flows from Investing Activities:
Securities available-for-sale:
Purchases                                                            (4,926,319)    (6,255,493)   (11,780,821)
Sales                                                                 4,005,859      4,210,498      9,278,969
Maturities                                                            1,866,911      2,279,680      1,987,506
Purchase of other investments                                        (1,902,639)    (1,948,818)    (2,922,984)
Sale or maturity of other investments                                 1,743,972      1,812,079      1,865,874
Sale of subsidiary/discontinued operations/blocks of business            85,000       (490,381)            --
Purchase of affiliates/business                                              --         11,086     (2,285,081)
Cash acquired from purchase of affiliates/business                           --             --      2,323,220
Increase (decrease) in cash collateral on loaned securities             236,811       (485,792)       274,426
Other                                                                  (202,760)      (271,992)      (434,889)
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities                     906,835     (1,139,133)    (1,693,780)

Cash Flows from Financing Activities:
Decrease in long-term debt (includes payments and
transfers to short-term debt)                                                --           (476)       (99,977)
Issuance of long-term debt                                                   --             --        299,198
Net increase (decrease) in short-term debt                             (147,226)       145,543         17,402
Issuance of preferred securities of subsidiary companies                     --             --        430,000
Issuance costs related to FELINE PRIDES                                      --             --        (14,834)
Universal life and investment contract deposits                       3,543,763      4,139,492      2,660,784
Universal life and investment contract withdrawals                   (4,524,371)    (4,683,705)    (4,652,777)
Investment contract transfers                                        (1,347,000)      (793,000)      (356,001)
Common stock issued for benefit plans                                    32,741         48,014         48,747
Nonqualified employee stock option exercise tax benefit                  13,862          9,338          8,259
Retirement of common stock                                             (210,021)      (377,719)       (46,871)
Dividends paid to shareholders                                         (222,661)      (218,434)      (209,016)
-------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                (2,860,913)    (1,730,947)    (1,915,086)
-------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Invested Cash                        31,510       (537,467)    (1,361,356)
Cash and Invested Cash at Beginning-of-Year                           1,895,883      2,433,350      3,794,706
-------------------------------------------------------------------------------------------------------------
Cash and Invested Cash at End-of-Year                                $1,927,393     $1,895,883     $2,433,350
=============================================================================================================

See notes to the consolidated financial statements on pages 76 through 114.




Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements include Lincoln National Corporation ("LNC") and its majority-owned subsidiaries. Through subsidiary companies, LNC operates multiple insurance and investment management businesses divided into five business segments (see Note 9). The collective group of companies uses "Lincoln Financial Group" as its marketing identity. Less than majority-owned entities in which LNC has at least a 20% interest are reported on the equity basis. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates. The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments. LNC classifies its fixed maturity and equity securities as available-for-sale and, accordingly, such securities are carried at fair value. The cost of fixed maturity securities is adjusted for amortization of premiums and discounts. The cost of fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other than temporary.

For the mortgage-backed securities portion of the fixed maturity securities portfolio, LNC recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances less unamortized discounts. Investment real estate is carried at cost less accumulated depreciation. The cost for both mortgage loans on real estate and investment real estate is adjusted for declines in value that are other than temporary. Also, allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is recorded at fair value on the settlement date which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at the settlement date, the carrying value is adjusted to the lower amount. Any changes to the reserves for mortgage loans on real estate and real estate are reported as realized gain (loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of securities carried at fair value are reflected directly in shareholders' equity, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

Realized gain (loss) on sale of subsidiaries, net of taxes, is recognized in net income. Realized gain (loss) on sale of minority interests in subsidiaries is reflected directly in shareholders' equity net of deferred taxes, if any.

Derivatives. For the years ended December 31, 2000, 1999 and 1998, LNC hedged certain portions of its exposure to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, credit risk, foreign exchange risk, commodity risk and fluctuations in the S&P stock index by entering into derivative transactions. A description of LNC's accounting for its hedging of such risks is discussed in the following two paragraphs.

Derivative balances are carried in other investments. The premiums paid for interest rate caps and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative. Interest rate caps that hedge interest credited on fixed annuity liabilities are carried at amortized cost. Any settlement received in accordance with the terms of the interest rate caps is also recorded as net investment income. Realized gain (loss) from the termination of the interest rate caps is included in net income.

Swaptions, put options, spread-lock agreements, interest rate swaps, commodity swaps and financial futures that hedge fixed maturity securities available-for-sale are carried at fair value. The change in fair value is reflected directly in shareholders' equity. Settlements on interest rate swaps and commodity swaps are recognized in net investment income. Realized gain (loss) from the termination of swaptions, put options, spread-lock agreements, interest rate swaps, commodity swaps and financial futures are deferred and amortized over the life of the hedged assets as an adjustment to the yield. Forward-starting interest rate swaps are also used to hedge the forecasted purchase of investments. These interest rate swaps are carried off-balance sheet until the occurrence of the forecasted transaction at which time the interest rate swaps are terminated and any gain (loss) on termination is used to adjust the basis of the forecasted purchase. If the forecasted purchase does not occur or the interest rate swaps are terminated early, changes in the fair value of the swaps are recorded in net income.

Over-the-counter call options which hedge liabilities tied to the S&P stock index are carried at fair value. The change in fair value is reflected directly in net income. Gain (loss) realized upon termination of these call options is included in net income. Over-the-counter call options which hedge stock appreciation rights are carried at fair value when hedging vested stock appreciation rights and at cost when hedging unvested stock appreciation rights. The change in fair value of call options hedging vested stock appreciation rights is included in net income. Gain (loss) upon termination is reported in net income.

Foreign exchange forward contracts which hedge debt issued by Lincoln UK in a foreign currency are carried at fair value. The change in fair value is included in income. Gain (loss) upon termination is reported in net income. Foreign exchange forward contracts, foreign currency options and foreign currency swaps, which hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies, are carried at fair value. The change in fair value is included in shareholders' equity. Realized gain (loss) from the termination of such derivatives is included in net income.

Hedge accounting is applied as indicated above after LNC determines that the items to be hedged expose LNC to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, fluctuations in certain stock indices or foreign exchange risk. Moreover, the derivatives used to hedge these exposures are designated as hedges and reduce the indicated risk by demonstrating a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items have been sold, terminated or matured, the change in value of the derivatives is included in net income. Foreign exchange forward contracts are also used to hedge LNC's net investment in a foreign subsidiary. These foreign exchange forward contracts are initially carried at zero. Carrying value is adjusted for changes in the currency spot rate as well as amortization of forward points. Changes in carrying value are recorded in the translation adjustment.

Loaned Securities. Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, LNC will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in LNC's balance sheet in accordance with accounting guidance for secured borrowings and collateral. LNC's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. LNC values collateral daily and obtains additional collateral when deemed appropriate.

Property and Equipment. Property and equipment owned for company use is carried at cost less allowances for depreciation.

Premiums and Fees. Revenue for universal life and other interest-sensitive insurance policies consists of policy charges for the cost of insurance, policy initiation and administration, and surrender charges that have been assessed. Traditional individual life-health and annuity premiums are recognized as revenue over the premium-paying period of the policies. Group health premiums are prorated over the contract term of the policies.

Investment Advisory Fees. As specified in the investment advisory agreements with the mutual funds, fees are determined and recognized as revenues monthly, based on the average daily net assets of the mutual funds managed. Investment advisory contracts generally provide for the determination and payment of advisory fees based on market values of managed portfolios at the end of a calendar month or quarter. Investment management and advisory contracts typically are renewable annually with cancellation clauses ranging up to 90 days.


Notes to Consolidated Financial Statements

Assets Held in Separate Accounts/Liabilities Related to Separate Accounts. These assets and liabilities represent segregated funds administered and invested by LNC's insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by LNC's insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue.

Deferred Acquisition Costs. Commissions and other costs of acquiring universal life insurance, variable universal life insurance, unit-linked products, traditional life insurance, annuities and group health insurance which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. Acquisition costs for universal and variable universal life insurance policies and unit-linked products are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges and investment, mortality, expense margins and actual realized gain (loss) on investments. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Traditional life acquisition costs are being amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. Annuity acquisition costs are amortized over a period of 15 years for more recently issued policies, and over the surrender charge period for all other policies. For all policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience.

Benefits and Expenses. Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the general account of LNC's insurance subsidiaries during 1998 through 2000 ranged from 4.50% to 7.50%. For traditional life, group health and disability income products, benefits and expenses, other than deferred acquisition costs, are recognized when incurred in a manner consistent with the related premium recognition policies.

Interest and debt expense includes interest on company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures.

Goodwill and Other Intangible Assets. Goodwill, as measured by the excess of the cost of acquired subsidiaries or businesses over the fair value of net assets acquired, is amortized using the straight-line method over periods of 20 to 40 years in accordance with the benefits expected to be derived from the acquisitions.

Insurance businesses typically produce on-going profit streams from expected new business generation that extend significantly beyond the maximum 40-year period allowed for goodwill amortization. Accordingly, for acquired insurance businesses where financial modeling indicates that anticipated new business benefits will extend for 40 years or longer, goodwill is amortized over a 40-year period.

Other intangible assets for acquired insurance businesses consist of the value of existing blocks of business (referred to as the "present value of future profits"). The present value of future profits is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on investment type products acquired, (i.e. variable products) and over the premium paying period for insurance products acquired, (i.e. traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for present value of future profits vary depending upon the particular characteristics of the underlying blocks of acquired insurance business.

Goodwill relating to acquisitions of investment management subsidiaries is amortized on a straight-line method, over a 25 year period. Other intangible assets relating to these acquisitions include institutional customer relationships, covenants not to compete and mutual fund customer relationships. These assets are amortized on a straight-line basis over periods ranging from 6 to 15 years depending upon the characteristics of the particular underlying relationships for the intangible asset.

The carrying values of goodwill and other intangible assets are reviewed periodically for indicators of impairment in value that are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates,
(2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If there is an indication of impairment then the cash flow method would be used to measure the impairment and the carrying value would be adjusted as necessary.

Insurance and Investment Contract Liabilities. The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.5% depending on the time of policy issue. Interest rate assumptions for individual life reinsurance reserves range from 2.6% to 11.0%. The interest assumptions for immediate and deferred paid-up annuities range from 2.25% to 14.50%.

With respect to its insurance and investment contract liabilities, LNC continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Reinsurance. LNC's insurance companies enter into reinsurance agreements with other companies in the normal course of their business. LNC's insurance subsidiaries may assume reinsurance from unaffiliated companies and/or cede reinsurance to such companies. Assets/liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus to other insurance companies have been netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis.

Depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

Postretirement Medical and Life Insurance Benefits. LNC accounts for its postretirement medical and life insurance benefits using the full accrual method.

Stock Options. LNC recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

Foreign Exchange. LNC's foreign subsidiaries' balance sheet accounts and income statement items are translated at the current exchange and average exchange rates for the year, respectively. Resulting translation adjustments are reported as a component of shareholders' equity. Other translation adjustments for foreign currency transactions that affect cash flows are reported in comprehensive income.

Earnings per Share. Basic earnings per share is computed by dividing earnings available to common shareholders by the average common shares outstanding. Diluted earnings per share is computed assuming the conversion or exercise of dilutive convertible preferred securities, non-vested stock, stock options and deferred compensation shares outstanding during the year.

Reclassifications. Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholders' equity of the prior years.


Notes to Consolidated Financial Statements

2. Changes in Estimates and Changes in Accounting Principles

Change in Estimate for United Kingdom Pension Mis-Selling. During the fourth quarter of 1999, LNC recorded a charge of $126.1 million after-tax or $0.64 per share ($194.0 million pre-tax) to further strengthen its reserve for pension mis-selling in the UK. The additional reserve strengthening was made following: 1) the mandate issued by the Financial Services Authority, the UK regulating body, for the use of more up to date mortality rates in determining redress and reduced interest rate assumptions to be used in calculating redress, thereby causing the amount of redress to increase and 2) the change to guidance that would have allowed a simplified process for the calculation and payment of redress for certain policy groups and the inclusion of redress relating to additional voluntary contributions made to pension plans by individuals, retroactive to 1988.

Change in Estimate for Personal Accident Programs. During the fourth quarter of 1999, LNC's Reinsurance segment conducted an in-depth review of its exposure related to its participation in workers' compensation carve-out (i.e., life and health risks associated with workers' compensation coverage) programs managed by Unicover Managers, Inc. As a result of this review as well as settlement proceedings conducted to resolve this issue, LNC took a charge of $40.4 million after-tax or $0.20 per share ($62.2 million pre-tax) in the fourth quarter of 1999.

Change in Estimate for HMO Excess-of-Loss Reinsurance Programs. During the third quarter of 1999, reported claims experience for certain HMO excess-of-loss reinsurance programs deteriorated causing loss ratios to significantly exceed pricing assumptions. The unfavorable loss ratio development related primarily to business written in 1998 and 1997. Time lags in the reporting of claims experience to Lincoln Re by clients and larger than anticipated costs for prescription drugs were significant factors that led to losses exceeding pricing assumptions. As a result of these developments, the reserve level for these programs was deemed inadequate to meet future obligations. Consequently, Lincoln Re took a charge in the third quarter of 1999 of $25.0 million after-tax or $0.12 per share ($38.5 million pre-tax) to strengthen reserves for claims on the HMO excess-of-loss reinsurance programs.

Accounting for Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board ("FASB"), issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In July 1999, the FASB issued Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137"), which delayed the effective date of FAS 133 one year (i.e., adoption required no later than the first quarter of 2001). In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which addresses a limited number of implementation issues arising from FAS 133.

LNC adopted FAS 133 on January 1, 2001. Upon adoption, the provisions of FAS 133 were applied prospectively. The financial statement impact resulting from the adoption of FAS 133 was dependent upon actual market conditions and other relevant information as of January 1, 2001. The pre-tax transition adjustments that LNC recorded upon adoption of FAS 133 on January 1, 2001 resulted in a net loss of $11.5 million (pre-tax) recorded in net income as a component of realized gains and losses on investments, and a net gain of $45.4 million (pre-tax) recorded in equity as a component of Other Comprehensive Income. These transition adjustments will be reported in LNC's first quarter 2001 financial statements as the effects of a change in accounting principle.

In addition to the net transition adjustments that were recorded as of January 1, 2001 relating to the adoption of FAS 133, LNC also expects that FAS 133 will result in increased volatility in ongoing reported net income. Certain derivative instruments, such as interest rate caps and swaptions, that are regularly used by LNC to manage risks associated with fluctuating interest rates, do not meet the requirements of the new rules of FAS 133 for hedge accounting treatment. In these instances, LNC expects to record changes in the fair market value of such derivatives as a component of gains and losses on investments in net income.


3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows:
                                                                   Amortized                                Fair
December 31 (in millions)                                               Cost       Gains      Losses       Value
----------------------------------------------------------------------------------------------------------------
2000:
Corporate bonds                                                    $21,369.6      $514.1    $(634.0)   $21,249.7
U.S. Government bonds                                                  479.9        71.8       (8.9)       542.8
Foreign government bonds                                             1,264.0        74.1      (17.0)     1,321.1
Asset and mortgage-backed securities:
Mortgage pass-through securities                                       970.8        13.1      (10.6)       973.3
Collateralized mortgage obligations                                  1,675.7        59.6      (14.7)     1,720.6
Other asset-backed securities                                        1,440.8        36.5      (10.8)     1,466.5
State and municipal bonds                                               14.6         0.1       (0.1)        14.6
Redeemable preferred stocks                                            161.7         0.9       (1.4)       161.2
----------------------------------------------------------------------------------------------------------------
Total fixed maturity securities                                     27,377.1       770.2     (697.5)    27,449.8
Equity securities                                                      462.8       106.8      (19.9)       549.7
----------------------------------------------------------------------------------------------------------------
Total                                                              $27,839.9      $877.0    $(717.4)   $27,999.5
----------------------------------------------------------------------------------------------------------------

1999:
Corporate bonds                                                    $21,760.2      $272.3    $(913.0)   $21,119.5
U.S. Government bonds                                                  552.5        29.8      (44.0)       538.3
Foreign government bonds                                             1,383.8        88.1      (24.5)     1,447.4
Asset and mortgage-backed securities:
Mortgage pass-through securities                                     1,043.9         6.8      (31.4)     1,019.3
Collateralized mortgage obligations                                  2,015.0        39.1      (46.6)     2,007.5
Other asset-backed securities                                        1,415.7        14.7      (53.2)     1,377.2
State and municipal bonds                                               15.3          --       (0.6)        14.7
Redeemable preferred stocks                                            170.7         2.8       (8.8)       164.7
----------------------------------------------------------------------------------------------------------------
Total fixed maturity securities                                     28,357.1       453.6   (1,122.1)    27,688.6
Equity securities                                                      481.5       151.4      (28.9)       604.0
----------------------------------------------------------------------------------------------------------------
Total                                                              $28,838.6      $605.0  $(1,151.0)   $28,292.6
================================================================================================================



Future maturities of fixed maturity securities available-for-sale are as follows:
                                                                   Amortized        Fair
December 31, 2000 (in millions)                                         Cost       Value
----------------------------------------------------------------------------------------
Due in one year or less                                               $953.8      $955.5
Due after one year through five years                                5,940.0     5,927.8
Due after five years through ten years                               7,454.2     7,357.6
Due after ten years                                                  8,941.8     9,048.5
----------------------------------------------------------------------------------------
Subtotal                                                            23,289.8    23,289.4
Asset and mortgage-backed securities                                 4,087.3     4,160.4
----------------------------------------------------------------------------------------
Total                                                              $27,377.1   $27,449.8
========================================================================================

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.



Notes to Consolidated Financial Statements

Par value, amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                      Par   Amortized        Fair
December 31, 2000 (in millions)     Value        Cost       Value
-----------------------------------------------------------------
Below 7%                         $1,088.4      $326.7      $332.6
7% - 8%                           2,237.7     2,221.4     2,226.7
8% - 9%                           1,027.8     1,014.0     1,046.3
Above 9%                            532.6       525.2       554.8
-----------------------------------------------------------------
Total                            $4,886.5    $4,087.3    $4,160.4
=================================================================

The quality ratings for fixed maturity securities available-for-sale are as follows:

December 31                                                  2000
-----------------------------------------------------------------
Treasuries and AAA                                           22.1%
AA                                                            7.0
A                                                            30.9
BBB                                                          33.1
BB                                                            3.6
Less than BB                                                  3.3
-----------------------------------------------------------------
                                                            100.0%
=================================================================



The major categories of net investment income are as follows:


Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                           $2,148.7    $2,232.9    $2,065.8
Equity securities                                                       19.4        20.1        22.9
Mortgage loans on real estate                                          373.8       369.2       383.6
Real estate                                                             51.8        64.1        86.8
Policy loans                                                           125.0       116.5        99.5
Invested cash                                                           87.2       110.2       156.7
Other investments                                                       66.9        51.8        88.4
----------------------------------------------------------------------------------------------------
Investment revenue                                                   2,872.8     2,964.8     2,903.7
Investment expense                                                     125.7       157.3       222.3
----------------------------------------------------------------------------------------------------
Net investment income                                               $2,747.1    $2,807.5    $2,681.4
====================================================================================================



The realized gain (loss) on investments is as follows:



Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Fixed maturity securities available-for-sale:
Gross gain                                                            $146.5      $129.1      $211.7
Gross loss                                                            (218.2)     (251.7)     (211.2)
Equity securities available-for-sale:
Gross gain                                                              58.0        97.0       107.8
Gross loss                                                             (48.6)      (36.5)      (50.4)
Other investments                                                        5.9        49.3        11.9
Associated amortization of deferred acquisition costs,
provision for policyholder commitments and investment expenses          28.1        15.8       (50.8)
----------------------------------------------------------------------------------------------------
Total                                                                 $(28.3)       $3.0       $19.0
====================================================================================================



Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized gain (loss) on investments shown above, are as follows:


Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                              $41.2       $29.3       $74.2
Equity securities                                                       14.6         5.6         6.0
Mortgage loans on real estate                                            0.2        (0.1)       (0.2)
Real estate                                                               --          --        (7.2)
Other long-term investments                                               --        (7.6)        5.4
Guarantees                                                                --          --        (0.5)
----------------------------------------------------------------------------------------------------
Total                                                                  $56.0       $27.2       $77.7
====================================================================================================




The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

Year Ended December 31 (in millions)                                   2000        1999         1998
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                            $741.2   $(2,261.8)      $152.9
Equity securities                                                     (35.6)       16.4        (37.1)
----------------------------------------------------------------------------------------------------
Total                                                                $705.6   $(2,245.4)      $115.8
====================================================================================================



During the second quarter of 1998, LNC purchased three bonds issued with offsetting interest rate characteristics. Subsequent to the purchase of these bonds, interest rates increased and the value of one of these bonds decreased. This bond was sold at the end of the second quarter 1998 and a realized loss of $28.8 million ($18.7 million after-tax) was recorded. The other two bonds are still owned by LNC and are producing net investment income on an annual basis of $9.9 million ($6.4 million after-tax). Subsequent to these transactions being recorded, the Emerging Issues Task Force of the Financial Accounting Standards Board reached consensus with regard to accounting for this type of investment strategy. LNC is not required to apply the new accounting rules, however, if such rules were applied, the realized loss on the sale of $28.8 million ($18.7 million after-tax) on one of these bonds recorded at the end of the second quarter of 1998 would be reduced to $8.8 million ($5.7 million after-tax) and the difference would be applied as a change in the carrying amount of the two bonds that remain in LNC's portfolio. Also, net investment income for the year ended December 31, 2000, 1999 and 1998 would be less than reported by $2.5 million ($1.6 million after-tax), $2.3 million ($1.5 million after-tax) and $1.9 million ($1.2 million after-tax), respectively.

The balance sheet captions, "Real Estate" and "Property and Equipment," are shown net of allowances for depreciation as follows:

Year Ended December 31 (in millions)                  2000       1999
---------------------------------------------------------------------
Real estate                                          $40.4      $40.3
Property and equipment                               247.9      238.1
=====================================================================

Mortgage loans on real estate which are primarily held in the Life Insurance and Annuities segments are considered impaired when, based on current information and events, it is probable that LNC will be unable to collect all amounts due according to the contractual terms of the loan agreement. When LNC determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the initial cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses.

Notes to Consolidated Financial Statements

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on LNC's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Impaired mortgage loans along with the related allowance for losses are as follows:

December 31 (in millions)                             2000        1999
----------------------------------------------------------------------
Impaired loans with allowance for losses             $26.9       $35.1
Allowance for losses                                  (4.9)       (4.7)
Impaired loans with no allowance for losses             --          --
----------------------------------------------------------------------
Net impaired loans                                   $22.0       $30.4
======================================================================

Impaired mortgage loans with no allowance for losses are a result of: 1) direct write-downs; or 2) collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loan.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

Year Ended December 31 (in millions)      2000        1999        1998
----------------------------------------------------------------------
Balance at beginning-of-year              $4.7        $4.8        $5.0
Provisions for losses                      1.8         0.8         0.7
Releases due to principal paydowns        (1.6)       (0.9)       (0.9)
Releases due to foreclosures                --          --          --
----------------------------------------------------------------------
Balance at end-of-year                    $4.9        $4.7        $4.8
======================================================================

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

Year Ended December 31 (in millions)      2000        1999        1998
----------------------------------------------------------------------
Average recorded investment
in impaired loans                        $27.9       $29.6       $33.4
Interest income recognized
on impaired loans                          2.6         2.9         3.5
======================================================================

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2000 and 1999, LNC had restructured mortgage loans of $4.1 million and $3.3 million, respectively. LNC recorded $0.3 million and $0.3 million of interest income on these restructured mortgage loans in 2000 and 1999, respectively. Interest income in the amount of $0.4 million and $0.4 million would have been recorded on these mortgage loans according to their original terms in 2000 and 1999, respectively. As of December 31, 2000 and 1999, LNC had no outstanding commitments to lend funds on restructured mortgage loans.

An investment in real estate is considered impaired when the projected undiscounted cash flow from the investment is less than the carrying value. When LNC determines that an investment in real estate is impaired, it is written-down to reduce the carrying value to the estimated value.

As of December 31, 2000, LNC's investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $883.1 million. This includes $330.8 million of standby commitments to purchase real estate upon completion and leasing.

For the year ended December 31, 2000, fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing were not significant.

The cost information for mortgage loans on real estate, real estate and other long-term investments is net of allowances for losses. The balance sheet account for other liabilities includes a reserve for guarantees of third-party debt. The amount of allowances and reserves for such items is as follows:

December 31 (in millions)                             2000        1999
----------------------------------------------------------------------
Mortgage loans on real estate                          4.9         4.7
Real estate                                             --          --
Guarantees                                             0.3         0.3
======================================================================

During the fourth quarter of 2000, LNC completed a securitization of commercial mortgage loans. In the aggregate, the loans had a fair value of $186.0 million and carrying value of $185.7 million. LNC retained a 6.3% beneficial interest in the securitized assets along with the mortgage loan servicing rights for the trust. LNC received $172.7 million from the trust for the sale of the senior trust certificates representing the other 93.7% beneficial interest. A realized gain of $0.4 million pre-tax was recorded on this sale. A recourse liability was not recorded since LNC is not obligated to repurchase any loans from the trust that may later become delinquent. Servicing fees of $0.02 million were received in 2000. Cash flows received during 2000 from interests retained in the trust were $0.4 million. The fair values of the mortgage loans were based on a discounted cash flow method based on credit rating, maturity and future income. Prepayments are expected to be less than 1% with an expected weighted-average life of 6.4 years. Credit losses are anticipated to be minimal over the life of the trust.

4. Federal Income Taxes

The Federal income tax expense (benefit) is as follows:


Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Current                                                                $25.2      $(55.5)     $(37.0)
Deferred                                                               189.7       165.1       224.6
----------------------------------------------------------------------------------------------------
Total tax expense                                                     $214.9      $109.6      $187.6
====================================================================================================



The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:


Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Tax rate times pre-tax income from continuing operations              $292.7      $199.5      $244.1
Effect of:
Tax-preferred investment income                                        (64.3)      (47.7)      (51.1)
Change in valuation allowance                                             --       (38.2)       (5.3)
Other items                                                            (13.5)       (4.0)       (0.1)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                            $214.9      $109.6      $187.6
Effective tax rate                                                        26%         19%         27%
====================================================================================================



The Federal income tax recoverable asset (liability) is as follows:



December 31 (in millions)                                               2000        1999
----------------------------------------------------------------------------------------
Current                                                               $(73.8)      $15.4
Deferred                                                               281.3       329.6
----------------------------------------------------------------------------------------
Total Federal income tax asset                                        $207.5      $345.0
========================================================================================



Notes to Consolidated Financial Statements


December 31 (in millions)                                               2000        1999
----------------------------------------------------------------------------------------
Deferred tax assets:
Insurance and investment contract liabilities                       $1,218.3    $1,252.8
Net operating loss carryforwards                                       170.0       186.7
Postretirement benefits other than pensions                             48.4        46.5
Compensation related                                                    69.6        74.4
Net unrealized loss on securities available-for-sale                      --       232.3
Other                                                                   93.4        41.5
----------------------------------------------------------------------------------------
Total deferred tax assets                                            1,599.7     1,834.2
Valuation allowance for deferred tax assets                               --       229.0
----------------------------------------------------------------------------------------
Net deferred tax assets                                              1,599.7     1,605.2
Deferred tax liabilities:
Deferred acquisition costs                                             541.2       572.3
Premiums and fees receivable                                            83.0        23.4
Investments related                                                    134.8        66.2
Net unrealized gain on securities available-for-sale                    17.0          --
Present value of business in-force                                     423.4       473.7
Other                                                                  119.0       140.0
----------------------------------------------------------------------------------------
Total deferred tax liabilities                                       1,318.4     1,275.6
----------------------------------------------------------------------------------------
Net deferred tax asset                                                $281.3      $329.6
========================================================================================



Cash received for Federal income taxes in 2000 was $79.1 million due to the carry back of 1999 tax losses. Cash paid for Federal income taxes in 1999 and 1998 was $70.6 million and $379.6 million, respectively.

LNC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes that will be paid upon the filing of future years' tax returns. At December 31, 2000, LNC believes that it is more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2000. During 2000 the net unrealized capital loss position that existed at December 31, 1999 for LNC's fixed maturity and equity securities was eliminated primarily due to changes in market conditions. The deferred tax asset valuation allowance of $229 million that was established in 1999 due to the uncertainty of the realizability of tax benefits associated with the unrealized capital losses that existed at December 31, 1999 was reversed in 2000. Because this valuation allowance was established in shareholder's equity at December 31, 1999, LNC recorded the reversal of this tax valuation allowance during 2000 in shareholders' equity.

At December 31, 1999, $232.3 million of gross deferred tax assets relating to net unrealized capital losses on fixed maturity and equity securities available-for-sale were recorded in shareholders' equity. In evaluating the realizability of these gross deferred tax assets, LNC considered the Federal income tax restrictions on the use of corporate capital losses. Under the corporate income tax rules, corporate capital losses may only be used to offset capital gains. A three-year carryback and a five-year carryforward of unused capital losses to offset capital gains generated within these years are also permitted. Due to these restrictions, LNC determined that a valuation allowance of $229 million at December 31, 1999 was necessary. That valuation allowance was established in shareholders' equity at December 31, 1999.

When LNC management announced its intention to explore exiting the UK insurance market in 1999, LNC was required to change its method of accounting for Lincoln UK's taxes. Previously, taxes were computed based upon LNC's intention to permanently reinvest earnings in the UK subsidiaries. Under this approach, Lincoln UK was unable to recognize UK tax benefits for a portion of the pension mis-selling losses recorded in 1997, since UK tax law restricted the use of these losses. However, when the decision was made in the fourth quarter of 1999 that earnings would no longer be permanently reinvested, U.S. tax rules rather than UK tax rules became the primary factor in determining the overall deferred taxes for the segment. LNC was required to adjust the level of deferred taxes based upon U.S. tax rules, under the new operating assumption that earnings from Lincoln UK will ultimately be repatriated to LNC. Accordingly, LNC eliminated the $38.2 million valuation allowance and reduced its deferred tax liabilities by another $3.9 million in the fourth quarter of 1999. A tax benefit of $42.1 million was reported in net income by LNC in 1999 relating to these matters.

At December 31, 1998, LNC held a $38.2 million tax valuation allowance relating to the Lincoln UK segment. Prior to 1999, U.S. GAAP taxes for Lincoln UK were computed based upon LNC's intention to permanently reinvest earnings in the UK subsidiaries. Under this approach, Lincoln UK was unable to recognize UK tax benefits for a portion of the pension mis-selling losses recorded in 1997, since UK tax law restricted the use of these losses.

At December 31, 2000, LNC had net operating losses for Federal income tax purposes of: $295.0 million for foreign life reinsurance companies that expire in years 2007 through 2015; $79.1 million for Delaware Management Holdings, Inc. ("Delaware") that expire in years 2003 through 2008; $52.6 million for Lincoln Life & Annuity Company of New York ("Lincoln Life New York") that expire in the year 2013; and $59.0 million of U.S. non-life consolidated losses that expire in the year 2020. The foreign reinsurance companies are expected to utilize most of their respective tax net operating losses as the reinsurance business on their books runs off. Although the net operating losses of the foreign reinsurance companies are generally subject to limitations that require the companies generating the loss to have future taxable income, LNC believes that it is more likely than not that these net operating losses will be fully utilized within the allowable carryforward period. Because the Delaware, Lincoln Life New York, and U.S. non-life consolidated net operating losses can be used in future LNC consolidated U.S. tax returns, management also believes that it is more likely than not that these net operating losses will also be fully utilized within the allowable carryforward period.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". At December 31, 2000, LNC has approximately $196.0 million of untaxed "Policyholders' Surplus" on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, LNC does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized relating to LNC's Policyholders' Surplus balance. If the entire Policyholders' Surplus balance became taxable at the current Federal rate, the tax would be approximately $68.6 million.

5. Supplemental Financial Data

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:



Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Insurance assumed                                                   $1,299.8    $1,509.3    $1,259.8
Insurance ceded                                                        559.9       621.0       695.4
----------------------------------------------------------------------------------------------------
Net reinsurance premiums and fees                                     $739.9      $888.3      $564.4
====================================================================================================



The income statement caption, "Benefits", is net of reinsurance recoveries of $0.448 billion, $0.611 billion and $0.749 billion for the years ended December 31, 2000, 1999 and 1998, respectively. Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses", are as follows:



Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Commissions                                                           $919.1      $961.0      $740.1
Other volume related expenses                                          262.8       205.5       150.7
Operating and administrative expenses                                1,148.0     1,156.9       995.8
Deferred acquisition costs net of amortization                        (423.1)     (314.6)     (208.2)
Restructuring charges                                                  104.9        27.3        52.8
Other                                                                  306.8       258.9       212.5
----------------------------------------------------------------------------------------------------
Total                                                               $2,318.5    $2,295.0    $1,943.7
====================================================================================================



The income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses", includes amortization of deferred acquisition costs of $340.1 million, $302.0 million and $403.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. An additional $38.5 million, $26.9 million and $(34.5) million of deferred acquisition costs was restored (amortized) and netted against "Realized Gain (Loss) on Investments" for the years ended December 31, 2000, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements

A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:


December 31 (in millions)                                               2000        1999        1998
----------------------------------------------------------------------------------------------------
Balance at beginning of year                                        $1,654.2    $1,753.3      $501.3
Acquisitions of insurance companies/business                              --          --     1,323.2
Adjustments to balance                                                 (15.6)        3.4          --
Interest accrued on unamortized balance (Interest rates range
from 5% to 7%)                                                          69.9        44.4
Amortization                                                          (224.9)     (163.7)     (117.4)
Foreign exchange adjustment                                            (22.6)       (8.7)        1.8
----------------------------------------------------------------------------------------------------
Balance at end-of-year                                               1,483.3     1,654.2     1,753.3
Other intangible assets (non-insurance)                                 73.7        92.3        95.1
----------------------------------------------------------------------------------------------------
Total other intangible assets at end-of-year                        $1,557.0    $1,746.5    $1,848.4
====================================================================================================

Future estimated amortization of insurance business acquired net of interest on unamortized balance for LNC's insurance subsidiaries is as follows (in millions):

----------------------------------------------------------------
2001 - $111.8          2003 - $99.8                 2005 - $92.4
2002 -   98.6          2004 -  95.4           Thereafter - 985.3
================================================================




Details underlying the balance sheet caption, "Contractholder Funds", are as follows:

December 31 (in millions)                                               2000        1999
----------------------------------------------------------------------------------------
Premium deposit funds                                              $17,715.5   $19,624.1
Undistributed earnings on participating business                       139.4       132.0
Other                                                                  522.2       472.7
----------------------------------------------------------------------------------------
Total                                                              $18,377.1   $20,228.8
========================================================================================



Details underlying the balance sheet captions related to total debt are as follows:


December 31 (in millions)                                               2000        1999
----------------------------------------------------------------------------------------
Short-term debt:
Commercial paper                                                      $311.9      $414.0
Other short-term notes                                                   0.8        45.6
Current portion of long-term debt                                        0.2         0.5
----------------------------------------------------------------------------------------
Total short-term debt                                                  312.9       460.1

Long-term debt less current portion:
7.625% notes payable, due 2002                                          99.9        99.9
7.250% notes payable, due 2005                                         192.0       191.8
6.500% notes payable, due 2008                                         100.1       100.2
7% notes payable, due 2018                                             200.3       200.3
9.125% notes payable, due 2024                                         119.9       119.8
----------------------------------------------------------------------------------------
Total long-term debt                                                   712.2       712.0
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures:
8.75% Quarterly Income Preferred Securities                            215.0       215.0
8.35% Trust Originated Preferred Securities                            100.0       100.0
7.40% Trust Originated Preferred Securities                            200.0       200.0
7.75% FELINE PRIDES                                                    230.0       230.0
----------------------------------------------------------------------------------------
Total                                                                  745.0       745.0
----------------------------------------------------------------------------------------
Total Debt                                                          $1,770.1    $1,917.1
========================================================================================


The combined U.S. and U.K. commercial paper outstanding at December 31, 2000 and 1999, had a blended weighted average interest rate of approximately 6.81% and 5.77%, respectively.


Future maturities of long-term debt are as follows (in millions):
-------------------------------------------------------------------
2001 - $  --              2003 - $--                  2005 - $193.0
2002 - 100.0              2004 -  --             Thereafter - 420.3
===================================================================

LNC also has access to capital from minority interest in preferred securities of subsidiary companies. In May 1996, LNC filed a shelf registration with the Securities and Exchange Commission that would allow LNC to offer and sell up to $500 million of various forms of hybrid securities. These securities, which combine debt and equity characteristics, are offered through a series of three subsidiaries (Lincoln National Capital I, II and III). These subsidiaries were formed solely for the purpose of issuing preferred securities and lending the proceeds to LNC. The common securities of these subsidiaries are owned by LNC. The only assets of Lincoln National Capital I, II and III are the notes receivable from LNC for such loans. Distributions are paid by these subsidiaries to the preferred securityholders on a quarterly basis. The principal obligations of these subsidiaries are irrevocably guaranteed by LNC. Upon liquidation of these subsidiaries, the holders of the preferred securities would be entitled to a fixed amount per share plus accumulated and unpaid distributions. LNC reserves the right to: 1) redeem the preferred securities at a fixed price plus accumulated and unpaid distributions and; 2) extend the stated redemption date up to 19 years if certain conditions are met.

In April 1998, LNC filed a shelf registration with the Securities and Exchange Commission, that would allow LNC to offer and sell up to $1.3 billion of various securities, including regular debt, preferred stock, common stock or hybrid securities. This filing included an aggregate of $300 million from a previous filing that had not been utilized. In conjunction with this shelf registration, three additional subsidiaries were added (Lincoln National Capital IV, V and VI) to accommodate the issuance of additional preferred securities. The purpose and terms of these new subsidiaries essentially parallel Lincoln National Capital I, II and III.

In July 1996, Lincoln National Capital I issued 8,600,000 shares or $215 million, 8.75% Quarterly Income Preferred Securities ("QUIPS"). In August 1996, Lincoln National Capital II issued 4,000,000 shares or $100 million, 8.35% Trust Originated Preferred Securities ("TOPrS"). Both issues mature in 2026 at $25 per share and the QUIPS and 8.35% TOPrS are redeemable in whole or in part at LNC's option any time after July 2001 and August 2001, respectively. In March 1998, LNC issued notes of 1) $100 million, 6.5% due 2008 and 2) $200 million, 7% due 2018. In July 1998, Lincoln National Capital III issued 8,000,000 shares or $200 million of 7.4% TOPrS which mature in 2028 at $25 per share and are redeemable in whole or in part at LNC's option anytime after July 2003. In August 1998, Lincoln National Capital IV issued 9,200,000 shares or $230 million of 7.75% FELINE PRIDES (service mark of Merrill Lynch & Co. Inc.). The purchasers of such securities were also provided stock purchase contract agreements that indicate they will receive a specified amount of LNC common stock on or before the August 2001 maturity date of the FELINE PRIDES. A portion of the issuance costs associated with this offering along with the present value of the payments associated with the stock purchase agreements were charged to the common stock line within shareholders' equity. In December 1998, LNC filed a shelf registration with the Securities Exchange Commission that combines unused portions of the April 1998 registration ($640 million) and the May 1996 registration ($185 million) resulting in an active shelf registration allowing LNC to sell up to an additional $825 million of securities.

The funds raised in 1998 from the various public offerings of hybrid securities described above were used to acquire a block of individual life insurance business from Aetna (see Note 11).

Finally, LNC maintains two revolving credit agreements with a group of domestic and foreign banks totaling $700 million. One agreement, in the amount of $300 million, expires in December 2005 and the second agreement, in the amount of $400 million, expires in December 2001. These agreements replaced a $750 million credit agreement that was terminated in December 2000. Both agreements provide for interest on borrowings based on various money market indices. Under the terms of these agreements, LNC must maintain a prescribed level of adjusted consolidated net worth. In addition, LNC must maintain the debt ratings that existed at December 31, 2000 or be restricted by an adjusted debt to total capitalization ratio. At December 31, 2000, LNC had no outstanding borrowings under these agreements. During 2000, 1999 and 1998, fees paid for maintaining revolving credit agreements amounted to $642,000, $633,000 and $662,000, respectively.

Notes to Consolidated Financial Statements

Cash paid for interest for 2000, 1999 and 1998 was $145.4 million, $132.2 million and $108.3 million, respectively.

6. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans - U.S. LNC maintains funded defined benefit pension plans for most of its U.S. employees, and prior to January 1, 1995, most full-time agents. Benefits for employees are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. All benefits applicable to the funded defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 1998, the defined benefit pension plans were amended to increase benefits for certain retired individuals. The effect of this amendment was to increase the pension benefit obligation by $10.7 million.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents: supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law. Effective January 1, 2000, one of these plans was amended to limit the maximum compensation recognized for benefit payment calculation purposes. The effect of this amendment was to reduce the pension benefit obligation by $5.4 million.

The salary continuation plan provides certain officers of LNC defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became employees of LNC as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"). Effective January 1, 2000, this plan was amended to freeze benefits payable under this plan. The effect of this plan curtailment was to decrease the pension benefit obligation by $2.4 million. Effective January 1, 2000, a second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of December 31, 1999. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors unfunded defined benefit plans that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees and agents who, depending on the plan, have worked for LNC 10 years and attained age 55 (60 for agents). Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Life insurance benefits are noncontributory; however, participants can elect supplemental contributory life benefits up to age 70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change in the plan resulted in a one-time curtailment gain of $10.2 million.

As a result of the acquisitions of a block of individual life insurance business from Aetna, Inc. ("Aetna"), former Aetna employees became LNC employees and entered the employees' defined benefit pension and postretirement benefit plans effective January 1, 1999. The plans were amended as of that date to approve the entrance of these participants, to provide these participants with credit for past service for benefit purposes, and to specify that the accrued pension benefits determined by the plan benefit formula are to be offset by the benefits accrued in the Aetna plans, as applicable. This resulted in increases in the pension benefits obligation and the postretirement benefits obligation of $5.2 million and $2.0 million, respectively during the year ended December 31, 1999.

Information with respect to defined benefit plan asset activity and defined benefit plan obligations is as follows:


                                                                             Other Postretirement
                                                        Pension Benefits            Benefits
                                                       -----------------       -----------------
Year Ended December 31 (in millions)                    2000        1999        2000        1999
------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning-of-year        $390.0      $362.4         $--         $--
Actual return on plan assets                             3.8        41.6          --          --
Company contributions                                    6.7          --          --          --
Administrative expenses                                 (0.3)       (0.3)         --          --
Benefits paid                                          (14.7)      (13.6)         --          --
------------------------------------------------------------------------------------------------
Fair value of plan assets at end-of-year              $385.5      $390.1         $--         $--

Change in benefit obligation:
Benefit obligation at beginning-of-year               $434.7      $485.9      $108.0      $111.1
Plan amendments                                         (5.4)         --         0.3          --
Acquisitions                                              --         5.2          --         2.0
Service cost                                            14.2        19.2         2.3         3.6
Interest cost                                           32.1        30.2         6.9         6.6
Plan participants' contributions                          --          --         0.5         1.3
Plan curtailment gain                                   (2.4)         --          --       (10.2)
Actuarial (gains) losses                                13.5       (89.2)       (8.0)        0.1
Benefits paid                                          (17.4)      (16.6)       (1.7)       (6.5)
------------------------------------------------------------------------------------------------
Benefit obligation at end-of-year                     $469.3      $434.7      $108.3      $108.0

Underfunded status of the plans                       $(83.8)     $(44.6)    $(108.3)    $(108.0)
Unrecognized net actuarial gains                        (8.9)      (54.3)       (3.9)         --
Unrecognized prior service cost                          2.5         8.2          --         3.3
------------------------------------------------------------------------------------------------
Accrued benefit cost                                  $(90.2)     $(90.7)    $(112.2)    $(104.7)

Weighted-average assumptions as of December 31:
Weighted-average discount rate                          7.50%       7.75%       7.50%       7.75%
Expected return on plan assets                          9.00%       9.00%          --          --
Rate of increase in compensation:
Salary continuation plan                                5.50%       5.50%          --          --
All other plans                                         4.50%       4.50%       4.50%       4.50%
=================================================================================================



The funded status amounts in the pension benefits columns above combine plans with projected benefit obligations in excess of plan assets and plans with plan assets in excess of projected benefit obligations. For plans that have projected benefit obligations in excess of plan assets, the aggregate projected benefit obligations were $397.2 million and $67.6 million at December 31, 2000 and 1999, respectively, the aggregate accumulated benefit obligations were $322.2 million and $50.1 million at December 31, 2000 and 1999, respectively, and the aggregate fair value of plan assets was $303.4 million and $0 at December 31, 2000 and 1999, respectively.

Plan assets for both the funded employees and agents plans consist principally of listed equity securities, corporate obligations and government bonds.


Notes to Consolidated Financial Statements

The components of net defined benefit pension plan and postretirement benefit plan costs are as follows:


                                                                                       Other Postretirement
                                                    Pension Benefits                            Benefits
                                              -----------------------------         ------------------------------
Year Ended December 31 (in millions)           2000        1999        1998           2000        1999        1998
------------------------------------------------------------------------------------------------------------------
Service cost                                  $14.6       $19.5       $16.4           $2.3        $3.6        $3.6
Interest cost                                  32.1        30.2        27.7            7.0         6.6         6.5
Actual return on plan assets                  (34.5)      (32.6)      (29.3)            --          --          --
Amortization of prior service cost              0.4         1.0         1.1             --          --          --
Recognized net actuarial (gains) losses        (2.2)        1.6         0.6           (0.9)        0.3        (0.2)
------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                     $10.4       $19.7       $16.5           $8.4       $10.5        $9.9
==================================================================================================================


The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) of 10.0% for 2001. It further assumes the rate will gradually decrease to 5.0% by 2011 and remain at that level. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefits obligation as of December 31, 2000 and 1999 by $8.6 million and $8.6 million, respectively. The aggregate of the estimated service and interest cost components of net periodic postretirement benefits cost for the year ended December 31, 2000 would increase by $0.8 million.

LNC maintains a defined contribution plan for its United States insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Expense for this plan amounted to $4.3 million, $2.1 million and $1.9 million in 2000, 1999 and 1998, respectively.

Effective January 1, 1998, LNC assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain highly compensated Lincoln agents. Expense (income) for this plan amounted to $(0.1) million, $1.7 million and $0.9 million in 2000, 1999 and 1998, respectively.

Pension Plan -- Non U.S. The employees of LNC's primary foreign subsidiary are covered by a defined benefit pension plan. The plan provides death and pension benefits based on final pensionable salary. At December 31, 2000 and 1999, plan assets were under the projected benefit obligations by $6.5 million and $0.8 million, respectively, and were included in other liabilities in LNC's balance sheet. Net pension costs for the foreign plan were $4.4 million, $3.6 million and $2.9 million for 2000, 1999 and 1998, respectively.

401(k) and Profit Sharing Plans. LNC also sponsors contributory defined contribution plans for eligible U.S. employees and agents. These plans include 401(k) plans and a profit sharing plan for eligible employees of Delaware Management Holdings, Inc. ("DMH"). LNC's contributions to the 401(k) plans are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 25% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. As a result of LNC attaining the goals established under the three-year long-term incentive plan for 1998 through 2000, an additional match will be made on a participant's 2000 pre-tax contribution, not to exceed 6% of base pay, multiplied by 50%. LNC's contributions to the profit sharing plan of DMH is equal to an amount, if any, determined in accordance with a resolution of the Board of Directors. Each plan year's contribution is allocated in the proportion that the plan compensation of each eligible participant bears to the total plan compensation of all eligible participants for such plan year. Compensation is defined as all of an eligible participant's plan year earnings and is subject to the limitation of Section 401(a) of the Internal Revenue Code of 1986, as amended. In 2000, 1999 and 1998, the Board of Directors issued a resolution authorizing a 15% contribution. Expense for the 401(k) and profit sharing plans amounted to $44.7 million, $29.0 million and $18.8 million in 2000, 1999 and 1998, respectively.

Deferred Compensation Plans. LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, LNC has not chosen to fund these plans. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, LNC agrees to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in an LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. LNC makes matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of LNC's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $7.9 million, $12.7 million and $16.0 million in 2000, 1999 and 1998, respectively. These expenses reflect both LNC's employer matching contributions, as well as changes in the measurement of LNC's liabilities under these plans.

In the fourth quarter of 1999, LNC modified the terms of the deferred compensation plans to provide that plan participants that selected LNC stock as the measure for their investment return would receive shares of LNC stock in satisfaction of this portion of their deferral. In addition, participants were precluded from diversifying any portion of their deferred compensation plan account that is measured by LNC's stock performance. As a result of these modifications to the plans, ongoing changes in value of LNC's stock no longer affect the expenses associated with this portion of the deferred compensation plans.

In connection with the acquisition of the block of individual life insurance and annuity business from CIGNA, LNC assumed the liability for an unfunded contributory deferred compensation plan covering certain former CIGNA employees and agents. These participants became immediately eligible for the LNC contributory deferred compensation plans, and therefore this plan was frozen as to future deferrals as of January 1, 1998. Expense for this plan amounted to $0.2 million, $1.1 million and $2.0 million in 2000, 1999 and 1998, respectively.

The total liabilities associated with these plans were $129.0 million and $119.3 million at December 31, 2000 and 1999, respectively.

Incentive Plans. LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire 10 years from the date of grant. Such options are transferable only upon death. Options granted prior to 1992 are exercisable one year after the date of grant and options issued subsequent to 1991 become exercisable in 25% increments over the four year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

As a result of changes in the interpretation of the existing accounting rules for stock options, LNC has decided not to continue issuing stock options to agents that do not meet the stringent definition of a common law employee. In the first quarter of 2000, LNC adopted a stock appreciation right ("SAR") program as a replacement to the agent stock option program. The first awards under this program were also made in the first quarter of 2000. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

Notes to Consolidated Financial Statements

LNC recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through net income. This accounting treatment causes volatility in net income as a result of changes in the market value of LNC stock. LNC hedges this volatility by purchasing call options on LNC stock. These call options are also marked-to-market through net income.


Information with respect to incentive plan stock options outstanding at December 31, 2000 is as follows:


                                    Options Outstanding                           Options Exercisable
-----------------------------------------------------------------------    --------------------------------
                                     Weighted-Average
                             Number         Remaining                              Number
Range of             Outstanding at  Contractual Life  Weighted-Average    Exercisable at  Weighted-Average
Exercise Prices        Dec 31, 2000           (Years)    Exercise Price      Dec 31, 2000    Exercise Price
-----------------------------------------------------------------------------------------------------------
$10 - $20                   902,165              2.04            $18.18           902,165            $18.18
21 -   30                 9,603,439              6.53             25.08         2,511,085             25.52
31 -   40                 3,119,145              8.84             33.50           108,470             36.40
41 -   50                 4,448,795              6.14             44.77         2,238,392             44.76
51 -   60                 3,624,746              7.37             50.86         1,037,743             50.85
-----------------------------------------------------------------------------------------------------------
$10 - $60                21,698,290                                             6,797,855
===========================================================================================================



LNC recognizes compensation expense for its stock option incentive plans using the intrinsic value based method of accounting (see Note
1) and provides the required pro forma information for stock options granted after December 31, 1994. Accordingly, no compensation expense has been recognized for stock option incentive plans. Had compensation expense for LNC's stock option incentive plans been determined based on the estimated fair value at the grant dates for awards under those plans, LNC's pro forma net income and earnings per share for the last three years (2000, 1999 and 1998) would have been $589.6 million ($3.03 per diluted share); $443.0 million ($2.21 per diluted share) and $501.0 million ($2.46 per diluted share), respectively (a decrease of $31.8 million or $.16 per diluted share; $17.4 million or $.09 per diluted share and $8.8 million or $.04 per diluted share, respectively). These effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to factors such as the vesting period of the stock options and the potential for issuance of additional stock options in future years.

The fair value of options used as a basis for the proforma disclosures, shown above, was estimated as of the date of grant using a Black-Scholes option pricing model.

The option price assumptions used were as follows:



Year Ended December 31                           2000        1999        1998
-----------------------------------------------------------------------------
Dividend yield                                    4.4%        2.7%        3.6%
Expected volatility                              39.2%       29.7%       20.4%
Risk-free interest rate                           6.6%        5.4%        5.6%
Expected life (in years)                          4.9         5.5         6.1
Weighted-average fair value per option granted  $8.33      $14.31       $9.08
-----------------------------------------------------------------------------

Restricted stock (non-vested stock) awarded from 1998 through 2000 was as follows:

Year Ended December 31                            2000        1999        1998
-----------------------------------------------------------------------------
Restricted stock (number of shares)            237,358      57,012     876,006
Weighted-average price per share at time
of grant                                        $38.10      $43.91      $41.25
-----------------------------------------------------------------------------



Information with respect to the incentive plans involving stock options is as follows:


                                                  Options Outstanding           Options Exercisable
                                                ---------------------      ------------------------
                                                             Weighted-                     Weighted-
                                                              Average                       Average
                                                Shares Exercise Price         Shares Exercise Price
---------------------------------------------------------------------------------------------------

Balance at January 1, 1998                   6,601,772         $22.54      3,203,944         $17.91
Granted - original                           5,211,750          44.60
Granted - reloads                               87,450          44.71
Exercised (includes shares tendered)          (976,882)         18.11
Forfeited                                     (139,238)         35.95
---------------------------------------------------------------------------------------------------
Balance at December 31, 1998                10,784,852          33.61      3,596,946          21.63

Granted - original                           4,445,316          50.51
Granted - reloads                              104,422          49.32
Exercised (includes shares tendered)        (1,216,263)         48.68
Forfeited                                     (453,892)         44.90
---------------------------------------------------------------------------------------------------
Balance at December 31, 1999                13,664,435          39.59      5,141,438          29.21

Granted - original                          10,756,413          27.62
Granted - reloads                              100,544          46.13
Exercised (includes shares tendered)        (1,558,639)         46.38
Forfeited                                   (1,264,463)         43.14
---------------------------------------------------------------------------------------------------
Balance at December 31, 2000                21,698,290          34.35      6,797,855          34.92
===================================================================================================




7. Restrictions, Commitments and Contingencies

Statutory Information and Restrictions

Net income (loss) as determined in accordance with statutory accounting practices for LNC's insurance subsidiaries was $0.871 billion, $0.579 billion and $(1.452) billion for 2000, 1999 and 1998, respectively. The 1998 amounts includes the statutory ceding commissions associated with the acquisition of two blocks of business as described below. Excluding the impact of these acquisitions, net income for 1998 would have been $0.546 billion. Statutory net income (loss) for 2000, 1999 and 1998, excluding LNC's foreign life reinsurance companies, was $0.629 billion, $0.447 billion and $(1.398) billion, respectively.

Shareholders' equity as determined in accordance with statutory accounting practices for LNC's insurance subsidiaries was $3.315 billion and $2.920 billion for December 31, 2000 and 1999, respectively.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. The domiciliary states of LNC's U.S. insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that LNC's U.S. insurance subsidiaries use to prepare their statutory-basis financial statements. Management believes the impact of these changes to LNC and its U.S. insurance subsidiaries' statutory-based capital and surplus as of January 1, 2001 will not be significant.

Notes to Consolidated Financial Statements

LNC's primary insurance subsidiary, Lincoln National Life Insurance Company ("LNL") acquired a block of individual life insurance and annuity business from CIGNA in January 1998 and a block of individual life insurance from Aetna Inc. in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related statutory ceding commission flows through the statement of operations as an expense resulting in a reduction of statutory earned surplus. As a result of these acquisitions, LNL's statutory earned surplus is negative. It is necessary for LNL to obtain the prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory earned surplus is positive. The time frame for statutory earned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid by LNL. Although no assurance can be given that additional dividends to LNC will be approved, during 2000, LNL received regulatory approval and paid extraordinary dividends totaling $420 million to LNC. In the event such approvals are not obtained in the future, management believes that LNC can obtain the funds required to satisfy its obligations from its existing credit facilities and other sources.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the State of New York imposes upon accredited reinsurers.

Disability Income Claims
The liabilities for disability income claims net of the related assets for amounts recoverable from reinsurers at December 31, 2000 and 1999 were $1.309 billion and $1.316 billion, respectively, excluding deferred acquisition costs. The liability is based on the assumption that recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the consolidated financial position of LNC.

United Kingdom Pension Products
Operations in the United Kingdom ("UK") have included the sale and administration of pension products to individuals. Regulatory agencies have raised questions as to what constitutes appropriate advice to individuals who bought pension products as an alternative to participation in an employer sponsored plan. In cases of inappropriate advice, an extensive investigation may have to be done and the individual put in a position similar to what would have been attained if the individual had remained in the employer-sponsored plan. At December 31, 2000 and 1999, liabilities of $284.0 million and $294.4 million, respectively, were carried on the books for this issue. The December 31, 1999 amount includes a change in estimate for this liability (see Note 2). The liability at December 31, 1999 was net of expected recoveries of $99.7 million from previous owners of companies acquired in past years as specified in the indemnification clauses of the purchase agreements. In the third quarter of 2000, settlements with the previous owners were reached which resulted in the receipt by LNC of amounts that were in line with the expected recoverables. This liability is based on various estimates that are subject to considerable uncertainty. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the consolidated financial position of LNC.

Personal Accident Programs
From 1997 through 1999, the Reinsurance segment reduced new writings of personal accident programs and has now exited the personal accident line of business. As an exited line of business, new agreements are not being entered into by the personal accident unit of the Reinsurance segment; however, the unit must continue to accept premiums for a limited period according to contract terms under agreements in force. As the existing block of personal accident programs runs off, the personal accident reinsurance profit center within LNC's Reinsurance segment continues to review the status of the reserves associated with these programs, and the development of related financial results.

The exited programs managed within the personal accident reinsurance profit center include certain excess-of-loss personal accident reinsurance programs created in the London market and certain workers' compensation carve-out programs managed by Unicover Managers, Inc. The aggregate liabilities associated with the exited personal accident line of business were $270.1 million and $264.9 million at December 31, 2000 and 1999, respectively.

The reserves for the various programs included within the personal accident line of business are based on various estimates that are subject to considerable uncertainty. Accordingly, the liability established for the personal accident line of business may prove to be deficient or excessive. However, it is management's opinion that future developments in the personal accident line of business will not materially affect the consolidated financial position of LNC.

HMO Excess-of-Loss and Group Carrier Medical Reinsurance Programs The liabilities for HMO excess-of-loss and group carrier medical claims, net of the related assets for amounts recoverable from reinsurers, were $85.9 million and $132.6 million at December 31, 2000 and 1999, respectively. The December 31, 1999 amount includes a change in estimate for this liability (see Note 2). LNC reviews reserve levels on an on-going basis. The liabilities are based on the assumption that recent experience will continue in the future. If claims and loss ratios fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, the liabilities may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the consolidated financial position of LNC.

Marketing and Compliance Issues
Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. LNC's management continues to monitor the company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future developments will not materially affect the consolidated financial position of LNC.

On November 30, 2000 UK regulators issued a paper containing draft guidelines explaining how mortgage endowment holders would be compensated in instances where it is determined that mis-selling occurred. This release also indicated that an extensive analysis is underway of mortgage endowment products offered by insurance companies in the UK marketplace since 1988. Where the results of this analysis indicate that products are designed in a way that could lead to potential mis-selling, UK regulators are contacting companies to review sales practices.

Lincoln UK received a letter from UK regulators on February 8, 2001, raising concerns with certain mortgage endowment products sold by British National Life Assurance Company ("BNLA"). The specific policies at issue were sold between the period of July 1988 through March 1994. Lincoln UK acquired BNLA from Citibank in August of 1993. Less than 6,000 of these BNLA policies remain in force.

UK regulators are contending that BNLA's sales literature was written in a manner that provides a contractual warranty that, if certain assumptions were achieved, the mortgage endowment would grow to a balance sufficient to repay the contractholder's mortgage. LNC strongly disagrees that any contractual warranties were made in the sale of these mortgage endowment policies. LNC is prepared to proceed with all available means of resolution, including pursuing regulatory, administrative and legal means of concluding this matter.

While the ultimate outcome of these matters is uncertain, LNC believes that it will prevail on the merits of its argument that no contractual warranties were provided in the sale of BNLA's mortgage endowment contracts. If LNC does not prevail, and is consequently required to incur compensatory remedies under the UK regulator's breach of warranty theory, LNC has estimated that it could incur costs of up to $20 million.

Following allegations made by the UK Consumers' Association (a watchdog organization which acts on behalf of consumers of goods and services provided in the UK) concerning various selling practices of City Financial Partners Limited ("CFPL") , LNC is undertaking a review of savings plans sold by CFPL to a total of 5,000 customers during the period September 1, 1998 to August 31, 2000.

This review period and the methodology of the review process has been agreed with by the UK Regulators. In addition, the accountancy firm Deloitte & Touche has been appointed to oversee the process and perform a quality assurance role.

Notes to Consolidated Financial Statements

Euro Conversion
LNC owns operating companies in Europe and conducts business with companies located within Europe. LNC has modified its systems, financial activities and currency risk exposures to align with the first phase of the European Union's conversion to a new common currency (the Euro) that was adopted January 1, 1999. It is management's opinion that the additional phases of this conversion, which will be implemented during the next few years, will not materially affect the consolidated financial position of LNC.

Leases
Certain of LNC's subsidiaries lease their home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide LNC with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price defined in the agreements. LNC also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods.

Total rental expense on operating leases in 2000, 1999 and 1998 was $88.4 million, $81.5 million and $81.3 million, respectively. Future minimum rental commitments are as follows (in millions):

-----------------------------------------------------------------------
2001 - $76.8                  2003 - $60.9                 2005 - $57.0
2002 -  68.6                  2004 -  58.0           Thereafter - 212.3
=======================================================================

Information Technology Commitment
In February 1998, Lincoln Life signed a seven-year contract with IBM Global Services for information technology services for the Fort
Wayne operations. Annual costs are dependent on usage but are expected to range from $50.1 million to $66.4 million.

Insurance Ceded and Assumed
LNC's insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. LNC seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2000, LNC's maximum retention was $10.0 million on a single insured. Portions of LNC's deferred annuity business have also been co-insured with other companies to limit LNC's exposure to interest rate risks. At December 31, 2000, the reserves associated with these reinsurance arrangements totaled $1,268.5 million. To cover products other than life insurance, LNC acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see Note 5). LNC's insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

Certain LNC insurance companies assume insurance from other companies. At December 31, 2000, LNC's insurance companies have provided $105.7 million of statutory surplus relief to other insurance companies under reinsurance transactions. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, LNC's insurance companies are subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

Associated with these transactions, LNC's insurance companies have obtained letters of credit in favor of various insurance companies. This allows the ceding companies to take statutory reserve credit. The letters of credit issued by the banks represent a guarantee of performance under the reinsurance agreements. At December 31, 2000, there was a total of $950.5 million in outstanding bank letters of credit. In exchange for the letters of credit, LNC paid the banks approximately $4.2 million in fees in 2000.

Vulnerability from Concentrations
At December 31, 2000, LNC did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also at December 31, 2000, LNC did not have a concentration of: 1) business transactions with a particular customer or lender ; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to LNC's financial position. Although LNC does not have any significant concentration of customers, LNC's Annuities segment has a long-standing distribution relationship with American Funds Distributors that is significant to this segment. In 2000, the American Legacy Variable Annuity sold through American Funds Distributors accounted for about 44% of LNC's total gross annuity deposits. The relationship with American Funds Distributors is highly valued by LNC. Both LNC and American Funds Distributors are continuously seeking ways to increase sales and to retain the existing business.

Other Contingency Matters
LNC and its subsidiaries are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LNC.

In the first quarter of 2000, a lawsuit was filed against LNL by an annuity contractholder. In this case, the plaintiff sought class certification on behalf of all contractholders who had acquired variable annuities from LNL to fund tax-deferred qualified retirement plans. The plaintiff claimed that marketing variable annuities for use in such plans is inappropriate. This action was recently dismissed without prejudice. This action might be refiled in another form.

During the fourth quarter of 2000, LNL reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of non-variable universal life and participating whole life insurance policies. The agreement is subject to court approval and is expected to become final in 2001. It requires that LNL provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 policies.

Total charges recorded during 2000 for this preliminary settlement aggregated $42.1 million after-tax ($64.7 million pre-tax). A charge of $13.8 million after-tax ($21.2 million pre-tax) was recorded in the first quarter of 2000 relating to the preliminary settlement of one such class action lawsuit against LNL. A charge of $28.3 million after-tax ($43.5 million pre-tax) was recorded in the fourth quarter of 2000 related to this preliminary settlement.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. LNC has accrued for expected assessments net of estimated future premium tax deductions.

Guarantees
LNC has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Guarantees with off-balance-sheet risks having contractual values of $35.5 million and $52.3 million were outstanding at December 31, 2000 and 1999, respectively.

Certain subsidiaries of LNC have invested in real estate partnerships that use industrial revenue bonds to finance their projects. LNC has guaranteed the repayment of principal and interest on these bonds. Certain subsidiaries of LNC are also involved in other real estate partnerships that use conventional mortgage loans. In some cases, the terms of these arrangements involve guarantees by each of the partners to indemnify the mortgagor in the event a partner is unable to pay its principal and interest payments. In addition, certain subsidiaries of LNC have sold commercial mortgage loans through grantor trusts which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to LNC.

Notes to Consolidated Financial Statements

Derivatives
LNC has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. For the years ended December 31, 2000, 1999 and 1998, LNC has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. Government obligations, credit risk, commodity risk, foreign exchange risk and fluctuations in the S&P indexes. In addition, LNC is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:



                                                                                  Assets (Liabilities)
                                                                    ----------------------------------------------
                                                    Notional or       Carrying        Fair    Carrying        Fair
                                               Contract Amounts          Value       Value       Value       Value
                                        -----------------------    -----------------------------------------------
December 31 (in millions)                     2000        1999           2000        2000        1999        1999
------------------------------------------------------------------------------------------------------------------
Interest rate derivatives:
Interest rate cap agreements               1,558.8     2,508.8         $  2.7      $  0.4      $  5.2      $  3.2
Swaptions                                  1,752.0     1,837.5            0.9         0.9        10.8        10.8
Interest rate swap agreements                708.2       630.9            7.2        38.1       (19.5)      (19.5)
Put options                                     --        21.3             --          --         1.9         1.9
------------------------------------------------------------------------------------------------------------------
Total interest rate derivatives            4,019.0     4,998.5           10.8        39.4        (1.6)       (3.6)

Foreign currency derivatives:
Foreign exchange forward contracts           124.3          --           (3.1)       (3.1)         --          --
Foreign currency swaps                        37.5        44.2            2.5         2.5        (0.4)       (0.4)
------------------------------------------------------------------------------------------------------------------
Total foreign currency derivatives           161.8        44.2           (0.6)       (0.6)       (0.4)       (0.4)

Credit derivatives:
Credit default swaps                          29.0          --             --          --          --          --
Equity indexed derivatives:
Call options (based on S&P)                  183.3       129.6           19.3        19.3        24.8        24.8
Call options (based on LNC Stock)              0.6          --           10.0        15.3          --          --
------------------------------------------------------------------------------------------------------------------
Total equity indexed derivatives             183.9       129.6           29.3        34.6        24.8        24.8
------------------------------------------------------------------------------------------------------------------
Total derivatives                          4,393.7     5,172.3          $39.5       $73.4       $22.8       $20.8
==================================================================================================================



A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:


                                                Interest  Rate                                     Interest  Rate
                                                Cap Agreements              Swaptions             Swap Agreements
                                        -------------------------------------------------------------------------
December 31 (in millions)                     2000        1999           2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year               2,508.8     4,108.8        1,837.5     1,899.5       630.9       258.3
New contracts                                   --          --             --          --       652.2       482.4
Terminations and maturities                 (950.0)   (1,600.0)         (85.5)      (62.0)     (574.9)     (109.8)
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                     1,558.8     2,508.8        1,752.0     1,837.5       708.2       630.9
==================================================================================================================

                                                   Spread-Lock          Financial Futures
                                                    Agreements                  Contracts          Put Options
                                        -------------------------------------------------------------------------
December 31 (in millions)                     2000        1999           2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                    --          --             --          --        21.3        21.3
New contracts                                100.0          --          267.2          --          --          --
Terminations and maturities                 (100.0)         --         (267.2)         --       (21.3)         --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                          --          --             --          --          --        21.3
==================================================================================================================

                                                                          Foreign Exchange   Foreign Currency Swap
                                                Commodity Swaps          Forward Contracts              Agreements
                                        -------------------------------------------------------------------------
December 31 (in millions)                      2000        1999           2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                    --         8.1             --         1.5        44.2        47.2
New contracts                                   --          --        1,945.4        42.7          --          --
Terminations and maturities                     --        (8.1)      (1,822.6)      (44.2)       (6.7)       (3.0)
Foreign exchange adjustment                     --          --            1.5          --          --          --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                          --          --          124.3          --        37.5        44.2
==================================================================================================================

                                                 Credit Default               Call Options            Call Options
                                                          Swaps              (Based on S&P)    (Based on LNC Stock)
                                        -------------------------------------------------------------------------
December 31 (in millions)                      2000        1999           2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                    --          --          129.6        79.9          --          --
New contracts                                 29.0          --          100.0        52.9         0.6          --
Terminations and maturities                     --          --          (46.3)       (3.2)         --          --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                        29.0          --          183.3       129.6         0.6          --
==================================================================================================================



Interest Rate Cap Agreements. The interest rate cap agreements, which expire in 2001 through 2006, entitle LNC to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of LNC's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other investments (amortized cost of $2.7 million as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

Swaptions. Swaptions, which expire in 2002 through 2003, entitle LNC to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of LNC's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other investments (amortized cost of $8.2 million as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

Spread-Lock Agreements. Spread-lock agreements provide for a lump sum payment to or by LNC, depending on whether the spread between the swap rate and a specified Government note is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity Government security, and the price sensitivity of the swap at that time. The purpose of LNC's spread-lock program is to protect against widening spreads. While spread-locks are used periodically, there are no spread-lock agreements outstanding at December 31, 2000.

Financial Futures Contracts. LNC used exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate LNC to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. There are no financial futures contracts outstanding at December 31, 2000.

Interest Rate Swap Agreements. LNC uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. LNC is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. LNC also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business and certain other portfolios of assets. Once the assets are purchased, the gains (losses) resulting from the termination of the swap agreements will be applied to the basis of the assets. The gains (losses) will be recognized in earnings over the life of the assets. The forecasted purchase of assets to support newly acquired blocks of business was completed in 1999. The forecasted purchase of assets related to certain other portfolios of assets is a continuing hedge program. Current interest rate swap positions in this program will hedge asset purchases in 2001.

Notes to Consolidated Financial Statements

Put Options. LNC used put options, combined with various perpetual fixed-income securities and interest rate swaps to replicate fixed income, fixed maturity investments. The risk being hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allowed LNC to put the bonds back to the counterparties at original par. The put options were sold in 2000.

Foreign Currency Derivatives. LNC uses a combination of foreign exchange forward contracts and foreign currency swaps, both of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. In 2000, LNC used foreign exchange forward contracts to hedge its net investment in Lincoln UK. In addition, Lincoln UK uses foreign exchange forward contracts to hedge debt issuance in currencies other than the British pound. The foreign currency forward contracts obligate LNC to deliver a specified amount of currency at a future date at a specified exchange rate. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future.

Credit Default Swaps. LNC uses credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows LNC to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration.

Commodity Swap. LNC used a commodity swap to hedge its exposure to fluctuations in the price of gold. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. LNC owned a fixed income security that met its coupon payment obligations in gold bullion. LNC was obligated to pay to the counterparty the gold bullion, and in return receive from the counterparty a stream of fixed income payments. The fixed income payments were the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts/payments from the commodity swap were recorded in net investment income. The fixed income security was called in the third quarter of 1999 and the commodity swap expired.

Call Options. LNC uses S&P 500 index call options which expire in 2001 through 2007 to offset the increase in its liabilities resulting from certain reinsurance agreements which guarantee payment of the appreciation of the S&P 500 index on certain underlying annuity products. The call options provide LNC with settlement payments from the counterparties on specified expiration dates. The payment, if any, is the percentage increase in the index, over the strike price defined in the contract, applied to the notional amount. LNC also uses call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights granted on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts.

Additional Derivative Information. Expenses for the agreements and contracts described above amounted to $7.3 million, $9.9 million and $11.6 million in 2000, 1999 and 1998, respectively. Deferred losses of $6.2 million for the year ended December 31, 2000 were primarily the result of terminated interest rate swaps, spread-locks, put options, and financial futures contracts. These losses are included with the related fixed maturity securities to which the hedge applied or as deferred assets and are being amortized over the life of such securities.

LNC is exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, LNC does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in LNC's favor. At December 31, 2000, the exposure was $62.5 million.

8. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of LNC's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of LNC's financial instruments.

Fixed Maturity and Equity Securities. Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

Mortgage Loans on Real Estate. The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

Policy Loans. The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

Other Investments, and Cash and Invested Cash. The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value.

Investment Type Insurance Contracts. The balance sheet captions, "Future Policy Benefits, Claims and Claim Expenses" and "Contractholder Funds", include investment type insurance contracts (i.e. deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions "Future Policy Benefits, Claims and Claim Expenses" and "Contractholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by LNC. It is LNC's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about LNC's shareholders' equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. LNC and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Short-term and Long-term Debt. Fair values for long-term debt issues are based on quoted market prices or estimated using discounted cash flow analysis based on LNC's current incremental borrowing rate for similar types of borrowing arrangements where quoted prices are not available. For short-term debt, the carrying value approximates fair value.

Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures. Fair values for company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures are based on quoted market prices less the unamortized cost of issue.

Guarantees. LNC's guarantees include guarantees related to industrial revenue bonds, real estate partnerships and mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is insignificant.

Notes to Consolidated Financial Statements

Derivatives. LNC employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices for foreign currency exchange contracts and financial futures contracts; 2) industry standard models that are commercially available for interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, commodity swaps and put options; and 3) Monte Carlo techniques for the exotic equity call options. These techniques project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present valued to arrive at the derivatives current fair market value. 4) Black-Scholes pricing methodology for standard European equity call options.

Investment Commitments. Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts. Assets held in separate accounts are reported in the accompanying consolidated balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of LNC's financial instruments are as follows:


                                                     Carrying        Fair    Carrying        Fair
                                                        Value       Value       Value       Value
                                                   ----------------------------------------------
December 31 (in millions)                                2000        2000        1999        1999
-------------------------------------------------------------------------------------------------
Assets (liabilities):
Fixed maturities securities                         $27,449.8   $27,449.8   $27,688.6   $27,688.6
Equity securities                                       549.7       549.7       604.0       604.0
Mortgage loans on real estate                         4,663.0     4,702.5     4,735.4     4,615.4
Policy loans                                          1,960.9     2,096.4     1,892.4     2,024.8
Other investments                                       463.3       463.3       401.8       401.8
Cash and Invested cash                                1,927.4     1,927.4     1,895.9     1,895.9
Investment type insurance contracts:
Deposit contracts and certain
guaranteed interest contracts                       (16,813.2)  (16,654.8)  (18,601.5)  (18,267.5)
Remaining guaranteed interest
and similar contracts                                  (817.3)     (784.5)   (1,129.8)   (1,091.7)
Short-term debt                                        (312.9)     (312.9)     (460.1)     (460.1)
Long-term debt                                         (712.2)     (707.4)     (712.0)     (690.7)
Company-obligated mandatorily  redeemable
preferred securities of subsidiary trusts
holding solely junior subordinated debentures          (745.0)     (722.7)     (745.0)     (655.7)
Guarantees                                               (0.3)         --        (0.3)         --
Derivatives                                              39.5        73.4        22.8        20.8
Investment commitments                                     --         2.8          --        (3.5)
=================================================================================================



As of December 31, 2000 and 1999, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $169.6 million and $58.0 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

9. Segment Information

LNC has five business segments: Annuities, Life Insurance, Reinsurance, Investment Management and Lincoln UK.

The Annuities segment, headquartered in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, the Annuities segment provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. The Annuities segment distributes some of its products through LNC's wholesaling unit, Lincoln Financial Distributors ("LFD"), as well LNC's retail unit, Lincoln Financial Advisors ("LFA"). In addition, the Annuities segment has alliances with a variety of unrelated companies where LNC provides the manufacturing platform for annuity products and the alliance company provides marketing and distribution.

The Life Insurance segment, headquartered in Hartford, Connecticut, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers, through its Hartford operations, universal life, variable universal life, interest-sensitive whole life and corporate owned life insurance. Additional offerings through its First Penn-Pacific operations include universal life and term life insurance along with deferred fixed annuities. All of the Life Insurance segment's products are distributed through LFD and LFA.

The Reinsurance segment ("Lincoln Re") manufactures and sells reinsurance products and services to insurance companies, self-funded employers and other primary risk accepting organizations in the U.S. and economically attractive international markets. Lincoln Re utilizes a customization process to meet the needs of its clients and it also relies on alliance partners to reach and service its clients.

The Investment Management segment offers a variety of asset management services to retail and institutional clients throughout the United States and certain foreign countries. Its product offerings include mutual funds and separate account wrap products. It also provides investment management and account administration services for variable annuity products, and 401(k), pension, endowment and trust accounts. Retail products are distributed through both LFD and LFA. Institutional products including large case 401(k) plans are marketed by a separate sales force in conjunction with pension consultants. The Investment Management segment also provides investment advisory services for LNC's corporate portfolios.

Although LNC announced the transfer of the Lincoln UK sales force to Inter-Alliance and the decision to cease writing new business in the UK through direct sales distribution, the Lincoln UK segment continues to manage, administer and accept new deposits on its current block of business and as required by UK regulation, accept new business for certain products. Lincoln UK's product portfolio principally consists of unit-linked life and pension products, which are similar to U.S. produced variable life and annuity products.

Activity which is not included in the major business segments is shown as "Other Operations." "Other Operations" includes operations not directly related to the business segments, unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt and unallocated overhead expenses) and LFA.


Notes to Consolidated Financial Statements


Financial data by segment for 1998 through 2000 is as follows:


Year Ended December 31 (in millions)                               2000        1999        1998
-----------------------------------------------------------------------------------------------
Revenue, Excluding Net Investment Income and Realized
Gain (Loss) on Investments and Subsidiaries:
Annuities                                                        $740.6      $644.4      $544.5
Life Insurance                                                    970.1       932.2       742.0
Reinsurance                                                     1,451.6     1,509.6     1,267.5
Investment Management                                             402.4       403.2       399.5
Lincoln UK                                                        364.7       368.3       350.7
Other Operations (includes consolidating adjustments)             203.3       135.5        82.5
-----------------------------------------------------------------------------------------------
Total                                                          $4,132.7    $3,993.2    $3,386.7

Net Investment Income:
Annuities                                                      $1,247.1    $1,325.4    $1,349.8
Life Insurance                                                  1,042.3     1,016.0       818.6
Reinsurance                                                       321.7       318.6       316.2
Investment Management                                              58.6        57.9        66.8
Lincoln UK                                                         70.3        75.3        87.9
Other Operations (includes consolidating adjustments)               7.1        14.3        42.1
-----------------------------------------------------------------------------------------------
Total                                                          $2,747.1    $2,807.5    $2,681.4

Realized Gain (Loss) on Investments and Subsidiaries:
Annuities                                                         $(3.8)     $(11.4)      $18.3
Life Insurance                                                    (18.8)       (2.9)       (1.8)
Reinsurance                                                        (1.0)        5.7        (3.5)
Investment Management                                              (3.9)       (0.1)        0.9
Lincoln UK                                                          3.2         3.0         1.1
Other Operations (includes consolidating adjustments)              (4.0)        8.7         4.0
-----------------------------------------------------------------------------------------------
Total                                                            $(28.3)       $3.0       $19.0

Net Income (Loss) before Federal Income Taxes:
Annuities                                                        $415.4      $348.9      $312.7
Life Insurance                                                    428.9       368.9       245.6
Reinsurance                                                       180.8        65.1       160.6
Investment Management                                              11.4        39.0        37.6
Lincoln UK                                                        (23.7)     (100.1)      106.9
Other Operations (includes consolidating adjustments)            (176.5)     (151.8)     (166.0)
-----------------------------------------------------------------------------------------------
Total                                                            $836.3      $570.0      $697.4
===============================================================================================

Year Ended December 31 (in millions)                               2000        1999        1998
-----------------------------------------------------------------------------------------------
Income Tax Expense (Benefit):
Annuities                                                         $73.0       $70.5       $57.1
Life Insurance                                                    154.6       133.3        87.5
Reinsurance                                                        55.9        21.0        55.9
Investment Management                                               4.5        15.4        16.4
Lincoln UK                                                        (10.5)      (81.9)       35.2
Other Operations (includes consolidating adjustments)             (62.6)      (48.7)      (64.5)
-----------------------------------------------------------------------------------------------
Total                                                            $214.9      $109.6      $187.6

Net Income (Loss):
Annuities                                                        $342.4      $278.4      $255.6
Life Insurance                                                    274.3       235.6       158.1
Reinsurance                                                       124.9        44.1       104.7
Investment Management                                               6.9        23.6        21.2
Lincoln UK                                                        (13.2)      (18.2)       71.7
Other Operations (includes consolidating adjustments)            (113.9)     (103.1)     (101.5)
-----------------------------------------------------------------------------------------------
Total                                                            $621.4      $460.4      $509.8
===============================================================================================

Year Ended December 31 (in millions)                               2000        1999        1998
-----------------------------------------------------------------------------------------------
Assets:
Annuities                                                     $57,103.4   $60,414.0   $53,382.4
Life Insurance                                                 21,103.9    19,941.3    19,355.6
Reinsurance                                                     6,972.7     6,757.7     6,556.1
Investment Management                                           1,439.0     1,483.1     1,648.0
Lincoln UK                                                      8,763.7     9,712.8     8,757.3
Other Operations (includes consolidating adjustments)           4,461.4     4,786.8     4,136.9
-----------------------------------------------------------------------------------------------
Total                                                         $99,844.1  $103,095.7   $93,836.3
===============================================================================================


In December 1999, management initiated a plan to change the structure of LNC's internal organization in a manner that caused the composition of its reportable segments to change beginning in 2000. During the first quarter of 2000, the implementation of these changes were finished so that beginning with the quarter ending March 31, 2000, decisions about resource allocation and performance assessment were made separately for an Annuities segment and a Life Insurance segment. As of and for the year ended December 31, 2000, financial reporting for the two separate segments is presented and the corresponding information for earlier periods is presented on a basis consistent with the new segment reporting structure. Most of the lines of business previously included in the Life Insurance and Annuities segment are now reported within either the Annuities segment or the Life Insurance segment based on how the lines of business are being managed.

Consistent with current management structures, the life and annuity results for First Penn-Pacific are now reported in the Life Insurance segment, Legacy Life results are now reported in the Annuities segment and results for LFA are now reported in "Other Operations". Also, net investment income and related unrealized and realized gain/loss on surplus investments and certain unallocated expenses previously reported in the Life Insurance and Annuities segment are now allocated to the Annuities, Life Insurance, Reinsurance and Investment Management segments and Other Operations based on various methodologies.

During 2000, management initiated a plan to change the operational and management reporting structure of LNC's wholesale distribution organization, such that beginning in 2001, Lincoln Financial Distributors ("LFD"), the wholesaling arm of LNC's distribution network, will be reported within Other Operations. Earlier periods will be restated to aid comparability of segment reporting between periods. LFD, comprised of approximately 250 wholesalers, is responsible for the sale of various internally manufactured life insurance products, annuities, mutual funds and wrap accounts through multiple distribution channels. Previously, LNC's wholesaling efforts were conducted separately within the Annuities, Life Insurance and Investment Management segments. The purpose of the distribution reorganization is to improve client service, reduce redundancies, increase efficiencies and effectiveness and achieve economies of scale.


Notes to Consolidated Financial Statements

Also, in the fourth quarter of 2000, a decision was made to change the management reporting and operational responsibilities for First Penn-Pacific's ("First Penn") annuities business. This decision will result in the consolidation of the management of all annuities products. The financial reporting for the annuities portion of First Penn will be moved from the Life Insurance segment where it had previously been reported. Beginning with the quarter ending March 31, 2001, the financial reporting for First Penn's annuities business will be included in the Annuities segment. Earlier periods will be restated to aid the comparability of segment reporting between periods.

Prior to 2001, primarily all of the management of general account investments performed by Lincoln Investment Management for LNC's U.S. based insurance operations was generally priced on an "at cost" basis. Effective January 1, 2001, substantially all of these internal investment management services will be priced on an arms-length "profit" basis. To reflect this new internal pricing standard, Lincoln Investment Management will receive approximately
18.5 basis points on certain assets under management. Lincoln Investment Management is reported within the Investment Management segment and, subsequent to December 31, 2000, its operations were combined into Delaware Management Holdings, Inc. The change in pricing of internal investment management services will impact segment reporting results for the Annuities, Life Insurance, Reinsurance and Investment Management segments, along with Other Operations. Beginning with the quarter ending March 31, 2001, earlier periods will be restated to aid the comparability of segment reporting between periods.

Most of LNC's foreign operations are conducted by Lincoln UK, a UK company. The data for this company is shown above under the Lincoln UK segment heading. The other segments have non-U.S. operations. Foreign intracompany revenues are not significant. Financial data for Lincoln UK and the other non-U.S. units is as follows:

Year Ended December 31 (in millions)        2000        1999        1998
------------------------------------------------------------------------
Revenue                                   $536.3      $572.4      $606.3
Net Income (Loss) before Federal
Income Taxes                                (7.1)      (60.4)      134.0
Income Tax Expense (Benefit)               (10.2)      (56.6)       45.2
------------------------------------------------------------------------
Net Income (Loss)                       $    3.1       $(3.8)      $88.8
Assets (at end of year)                 $8,896.8    $9,820.0    $9,164.2
========================================================================

10. Shareholders' Equity

LNC's common and series A preferred stock is without par value.

All of the issued and outstanding series A preferred stock is $3 cumulative convertible and is convertible at any time into shares of common stock. The conversion rate is sixteen shares of common stock for each share of series A preferred stock, subject to adjustment for certain events. The series A preferred stock is redeemable at the option of LNC at $80 per share plus accrued and unpaid dividends. Outstanding series A preferred stock has full voting rights, subject to adjustment if LNC is in default as to the payment of dividends. If LNC is liquidated or dissolved, holders of series A preferred stock will be entitled to payments of $80 per share. The difference between the aggregate preference on liquidation value and the financial statement balance for the series A preferred stock was $1.2 million at December 31, 2000.

LNC has outstanding one common share purchase right ("Right") on each outstanding share of LNC's common stock. A Right will also be issued with each share of LNC's common stock that is issued before the Rights become exercisable or expire. If a person or group announces an offer that would result in beneficial ownership of 15% or more of LNC's common stock, the Rights will become exercisable and each Right will entitle its holder to purchase one share of LNC's common stock for $100. Upon the acquisition of 15% or more of LNC's common stock, each holder of a Right (other than the person acquiring the 15% or more) will have the right to acquire the number of shares of LNC common stock that have a market value of two times the exercise price of the Right. If LNC is acquired in a business combination transaction in which LNC does not survive, each holder of a Right (other than the acquiring person) will have the right to acquire common stock of the acquiring person having a market value of two times the exercise price of the Right. LNC can redeem each Right for one cent at any time prior to the tenth day after a person or group has acquired 15% or more of LNC's common stock. The Rights expire on November 14, 2006. As of December 31, 2000, there were 190,748,050 Rights outstanding.

During 2000, 1999 and 1998, LNC purchased and retired 6,222,581, 7,675,000 and 1,246,562 shares, respectively, of its common stock at a total cost of $210.0 million, $377.7 million and $46.9 million, respectively. The common stock account was reduced for these purchases in proportion to the percentage of shares acquired. The remainder of the purchase price was charged to retained earnings.

During May 1999, LNC's Board of Directors approved a two-for-one stock split for its common stock. The record date for the stock split was June 4, 1999 and the additional shares were distributed to shareholders on June 21, 1999. The consolidated financial statements including per share disclosures in these notes, have been adjusted to reflect the effects of the common stock split for all periods presented.

Per share amounts for net income from continuing operations are shown on the income statement using 1) an earnings per common share basic calculation and 2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations are as follows:


Year Ended December 31                                           2000           1999           1998
---------------------------------------------------------------------------------------------------
Numerator: [millions]
Net income as used in basic calculation                       $621.3         $460.3          $509.7
Dividends on convertible preferred stock                         0.1            0.1             0.1
---------------------------------------------------------------------------------------------------
                                                              $621.4         $460.4          $509.8

Denominator: [number of shares]
Weighted-average shares, as used in basic calculation    191,257,414    197,817,053     200,714,158
Shares to cover conversion of preferred stock                438,391        491,014         542,038
Shares to cover non-vested stock                              10,673        347,145         456,576
Average stock options outstanding during the period       13,652,143      8,464,229       6,390,310
Assumed acquisition of shares with assumed proceeds
and benefits from exercising stock options (at average
market price for the year).                              (11,102,355)    (6,796,998)     (4,840,628)
Average deferred compensation shares                         664,551         95,236              --
---------------------------------------------------------------------------------------------------
Weighted-average shares, as used in diluted calculation  194,920,817    200,417,679     203,262,454
---------------------------------------------------------------------------------------------------


LNC has stock options outstanding which were issued at prices that are above the current average market price of LNC common stock. In the event the average market price of LNC's common stock exceeds the issue price of stock options, such options would be dilutive to LNC's earnings per share and will be shown in the table above. During 1999, LNC changed its deferred compensation plans so that participants selecting LNC stock for measuring the investment return attributable to their deferral amounts will be paid out in LNC stock. The obligation to satisfy these deferred compensation plan liabilities is dilutive and is shown in the table above. Also, LNC has purchase contracts outstanding which require the holder to purchase LNC common stock by August 16, 2001. These purchase contracts were issued in conjunction with the FELINE PRIDES financing. The common shares involved are not currently dilutive to LNC's earnings per share and will not be dilutive in the future except during periods when the average market price of LNC's common stock exceeds a stated threshold price of $55.725 per share.


Notes to Consolidated Financial Statements

Details underlying the balance sheet caption "Net Unrealized Gain
(Loss) on Securities Available-for-Sale," are as follows:


December 31 (in millions)                                          2000        1999
-----------------------------------------------------------------------------------
Fair value of securities available-for-sale                  $27,999.5    $28,292.6
Cost of securities available-for-sale                         27,839.9     28,838.6
-----------------------------------------------------------------------------------
Unrealized gain (loss)                                           159.6       (546.0)
Adjustments to deferred acquisition costs                         74.8        257.3
Amounts required to satisfy policyholder commitments            (243.4)       (84.3)
Deferred income credits (taxes)                                   19.7        (79.7)
-----------------------------------------------------------------------------------
Net unrealized gain (loss) on securities available-for-sale       10.7       (452.7)
Change in fair value of derivatives designated as a hedge
(classified as other investment)                                   1.3        (13.0)
-----------------------------------------------------------------------------------
Net unrealized gain (loss) on securities available-for-sale      $12.0      $(465.7)
-----------------------------------------------------------------------------------


Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the Deferred Acquisition Costs asset line and included within the Insurance Policy and Claim Reserves line on the balance sheet, respectively.

Details underlying "Unrealized Gain (Loss) on Securities
Available-for-Sale, Net of Reclassification Adjustment" shown on the Consolidated Statements of Shareholders' Equity are as follows:


Year Ended December 31 (in millions)                                    2000        1999        1998
----------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities
available-for-sale arising during the year                           $317.4   $(1,202.4)      $210.7
Less: reclassification adjustment for gains (losses)
included in net income(1)                                             (60.9)       (3.0)        50.9
Less: Federal income tax expense (benefit)                            (99.4)     (181.3)        43.4
----------------------------------------------------------------------------------------------------
Unrealized gain (loss) on securities available-for-sale, net of
reclassification and Federal income tax expense (benefit)            $477.7   $(1,018.1)      $116.4
----------------------------------------------------------------------------------------------------

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.



The "Foreign Currency Translation" component of other comprehensive income shown on the Consolidated Statements of Shareholders' Equity is net of Federal income tax expense (benefit) of $(4.4) million, $(10.7) million and $2.0 million for 2000, 1999 and 1998, respectively.

11. Acquisitions, Divestitures and Discontinued Operations

On January 2, 1998, LNC acquired a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA") for $1.414 billion. Additional funds of $228.5 million were required to cover expenses associated with the purchase and to provide additional capital for the Life Insurance and Annuities segment to support this business. Funding used to complete this acquisition was from the proceeds of the sale of LNC's 83.3% ownership interest in American States Financial Corporation, a property-casualty business, in 1997. This transaction was accounted for using purchase accounting and, accordingly, operating results generated by this block of business after the closing date are included in LNC's consolidated financial statements. At the time of closing, this block of business had liabilities, measured on a statutory basis, of $5.5 billion that became LNC's obligations. LNC also received assets measured on a historical statutory basis, equal to the liabilities. Subsequent to this acquisition, LNC announced that it had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business acquired on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998. As of December 31, 2000, goodwill and other intangible assets were $701.5 million and $367.1 million, respectively.

On October 1, 1998, LNC acquired a block of individual life insurance from Aetna for $1.0 billion. Funding used to complete this acquisition was primarily from public securities offered in 1998 (see Note 5). This transaction was accounted for using purchase accounting and, accordingly, the operating results generated by this block of business after the closing date are included in LNC's consolidated financial statements. At the time of closing, this block of business had liabilities, measured on a statutory basis, of $3.3 billion. These liabilities became LNC's obligations at the time of closing. At closing, LNC received assets, measured on a historical statutory basis, equal to the liabilities. On August 7, 1998, LNC announced that it had reached an agreement to sell the sponsored life business acquired as part of the Aetna block of business. The sale closed on October 14, 1998 with an effective date of October 1, 1998 at a sales price of $99.5 million. As of December 31, 2000, goodwill and other intangibles were $219.8 million and $710.0 million, respectively.

The consolidated proforma results of operations shown below assumes that the two blocks of business described in the preceding paragraphs were purchased on January 1, 1997. Approximately one-half of the funding for this acquisition came from available funds within the consolidated group. The other half was from the proceeds of the third quarter 1998 public securities offerings from available shelf registrations.

Year Ended December 31 (in millions, except per share data)        1998
-----------------------------------------------------------------------
Revenue                                                        $6,469.4
Net income                                                        547.3
Net income per diluted share                                      $2.69
=======================================================================


This proforma financial information is not necessarily indicative of the actual results that would have occurred had the purchases been made on January 1, 1997 or of the results which may occur in the future.

For the 1998 acquisitions noted above, other intangible assets represent the present value of future profits on the blocks of acquired insurance business. Goodwill is amortized over 40 years and other intangible assets are amortized over the expected lives of the business acquired.

On November 1, 1999, LNC closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, LNC transferred $490.4 million of cash to MetLife representing the statutory reserves transferred on this business, net of $18.5 million of purchase price consideration. A gain on sale of $56.7 million was deferred and will be recognized in future periods over the premium-paying period of the business.

On September 13, 1999, LNC announced that it had reached an agreement to purchase Alden Risk Management Services, the employer medical stop-loss business of the John Alden Life Insurance Company for $41.5 million in cash. The agreement also includes the purchase of a block of group life and accidental death and dismemberment business. The purchase closed on November 1, 1999. As of December 31, 1999, the application of purchase accounting to this block of business resulted in goodwill of $34.1 million and other intangible assets (i.e., present value of future service rights) of $13.7 million.

On March 30, 2000, LNC transferred its 49% share of Seguros Serfin Lincoln to its partner, Grupo Financiero Serfin S.A., for $100.5 million. The proceeds included the recovery of LNC's investment which freed up approximately $90.0 million of capital and included interest income of $14.1 million ($9.2 million after-tax).

12. Restructuring Charges

During 1998, LNC implemented a restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA, and a second restructuring plan related to downsizing LNC's corporate center operations. The aggregate charges associated with these two unrelated restructuring plans totaled $34.3 million after-tax ($52.8 million pre-tax). These aggregate pre-tax costs include $19.6 million for employee severance and termination benefits, $9.9 million for asset impairments and $23.3 million for costs relating to exiting business activities. The CIGNA restructuring plan was completed in the first quarter of 2000. During the fourth quarter of 2000, $0.5 million (pre-tax) of the original charge to downsize LNC's corporate center operations was reversed. As of December 31, 2000, actual pre-tax costs of $55.1 million have been expended or written-off under these restructuring plans and a balance of $1.3 million pre-tax related to the downsizing of LNC's corporate center operations remains in the restructuring reserves for these 1998 plans. LNC anticipates that the remaining reserves will be utilized in completing this restructuring plan. Details of each of these 1998 restructuring plans are provided below.

Notes to Consolidated Financial Statements

During the first quarter of 1998, the operations of the Life Insurance and Annuities segment were restructured to downsize and integrate existing operations with the new business operations acquired from CIGNA. LNC recorded a charge of $30.8 million (pre-tax) related to this restructuring plan. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1998. The overall objective of this restructuring plan is to downsize the existing life insurance operations in Fort Wayne, Indiana and to move the platform for these operations to Hartford, Connecticut. The restructuring plan identified $10.7 million (pre-tax) for severance and employee termination costs related to the elimination of 211 positions and $20.1 million (pre-tax) for the merging and closing of field offices and for the merging and reduction of duplicative policyholder administrative systems. These actions were required as part of this restructuring plan in order to eliminate redundancies in existing operations resulting from the acquisition of the CIGNA block of business. These restructuring activities were completed in the first quarter of 2000. As of December 31, 2000, $34.9 million (pre-tax) was expended or written-off under this restructuring plan and all 211 positions have been eliminated. Of the $4.1 million (pre-tax) that was expended in excess of the restructuring charge of $30.8 million pre-tax, $2.2 million was expensed as incurred and reduced 2000 income from operations and the remaining $1.9 million was expensed as incurred in 1999.

During the fourth quarter of 1998, LNC completed an organizational expense review that centered around the size and make-up of the parent company. LNC recorded a restructuring charge of $22 million (pre-tax) relating to the restructuring plan that resulted from this review. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1998. The objectives of this restructuring plan are to realign the activities and functions conducted within the parent company, in light of the series of acquisitions and divestitures that LNC executed in recent years, and to reduce overall costs in response to increasing competitive pressures in the businesses that LNC operates. To achieve these objectives, the restructuring plan includes reductions in the number of corporate center employees along with a reduction in the size of LNC's facilities. The following activities and associated costs are included in this restructuring plan: (1) $8.9 million for severance and termination benefits related to the elimination of 143 positions; (2) $9.9 million for the write-off of leasehold improvements related to abandoned facilities and other impaired assets; and (3) $3.2 million for rents on abandoned facilities.
During the fourth quarter of 2000, $0.5 million (pre-tax) of the original restructuring charge was reversed due primarily to changes in severance costs and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. All expenditures for severance and termination benefits under the plan were completed in the fourth quarter of 2000. Expenditures for rents on abandoned facilities are expected to be completed by the end of 2004 consistent with the remaining lease commitment. As of December 31, 2000, $20.2 million (pre-tax) has been expended or written-off under this restructuring plan and 118 employees have been terminated.

In 1999, LNC implemented three different restructuring plans relating to 1) the downsizing and consolidation of the operations of Lynch & Mayer, Inc. ("Lynch & Mayer"), 2) the discontinuance of HMO excess-of-loss reinsurance programs and 3) the streamlining of Lincoln UK's operations. The aggregate charges associated with these three unrelated restructuring plans totaled $21.8 million after-tax ($31.8 million pre-tax). These aggregate pre-tax costs include $8.3 million for employee severance and termination benefits, $9.8 million for asset impairments and $13.7 million for costs relating to exiting business activities. As of December 31, 2000, actual pre-tax costs of $21.8 million have been expended or written-off under these restructuring plans. During the fourth quarter of 1999, $3.0 million (pre-tax) of the original charge recorded for the Lynch & Mayer restructuring plan was reversed due primarily to a change in estimate for space cost. This reversal reduced the reported fourth quarter 1999 restructuring charges. In addition, during the fourth quarter of 1999, $1.5 million (pre-tax) associated with lease terminations was released into income. During the fourth quarter of 2000, the Lynch & Mayer restructuring plan was completed and $0.3 million (pre-tax) of the original charge for the Lynch & Mayer was reversed. Also, during the fourth quarter of 2000, $1.0 million (pre-tax) of the original charge for the discontinuance of HMO excess-of-loss restructuring plan was reversed. As of December 31, 2000, a balance of $5.7 million (pre-tax) remains in the restructuring reserves for the HMO excess-of-loss and Lincoln UK restructuring plans. LNC anticipates that the remaining reserves for the HMO excess-of-loss and Lincoln UK restructuring plans will be utilized in completing these. Details of each of these 1999 restructuring plans are provided below.

During the first quarter of 1999, LNC recorded a restructuring charge in its Investment Management segment of $12.1 million after-tax ($16.9 million pre-tax). The objective of this restructuring plan is to downsize and consolidate the back office operations of Lynch & Mayer into Delaware Management Holdings, Inc., in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1999. The restructuring plan identified the following activities and associated costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $2.8 million related to the elimination of 34 positions, (2) write-off of impaired assets of $9.8 million and (3) other costs of $4.3 million. Expenditures and write-offs under the restructuring plan began in the first quarter of 1999. During the fourth quarter of 1999, LNC determined that part of rent expense related to abandoned office space included in (3) above would not be incurred due to the landlord allowing
Lynch & Mayer to surrender the lease, rather than to sublease the space. As a result, the original estimate was reduced by $3.0 million (pre-tax). This reduction was recorded in the fourth quarter of 1999 as a reversal to the restructuring charge and related reserve. In addition, during the fourth quarter of 1999, $1.5 million (pre-tax) associated with lease terminations was released into income. During the fourth quarter of 2000, $0.3 million (pre-tax) of the original charge was reversed as Lynch & Mayer was able to successfully exit certain contracts without any further obligations or penalties. This plan was completed during the fourth quarter of 2000.As of December 31, 2000, $13.6 million (pre-tax) has been expended or written-off under this restructuring plan and all 34 positions have been eliminated under this restructuring plan.

LNC discontinued writing new HMO excess-of-loss reinsurance programs in the third quarter of 1999. Consequently, during the third quarter of 1999, LNC recorded within its Reinsurance segment a charge of $3.2 million after-tax ($4.9 million pre-tax) for employee severance and termination benefits, and other costs related to the discontinuance of the business. The restructuring plan identified the following activities and associated costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $2.4 million related to the elimination of 71 positions and (2) other costs of $2.5 million. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1999. Activities under the restructuring plan began in the third quarter of 1999 with expenditures expected to be paid out under this restructuring plan as the discontinuance of this line of business is completed. During the fourth quarter of 2000, $1.0 million (pre-tax) of the original charge was reversed due to changes in severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance were less than previously estimated. As of December 31, 2000, $3.3 million (pre-tax) has been expended and 30 employees have been terminated under this restructuring plan.

During the fourth quarter of 1999, LNC recorded a restructuring charge in its Lincoln UK segment of $6.5 million after-tax ($10.0 million pre-tax). The objective of this restructuring plan is to reduce operating costs by consolidating and eliminating redundant staff functions and facilities. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1999. The restructuring plan identified the following activities and associated costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $3.9 million related to the elimination of 119 positions, and (2) other costs of $6.1 million primarily related to the remaining lease payments on closed facilities. Expenditures and write-offs under the restructuring plan began in the fourth quarter of 1999 and are expected to be completed by the second quarter of 2001. As of December 31, 2000, $4.9 million (pre-tax) has been expended or written-off under this restructuring plan and 108 positions have been eliminated.

During 2000, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Vantage Global Advisors, Inc. ("Vantage") 2) the exit of all direct sales and sales support operations of Lincoln UK and the consolidation of its Uxbridge home office with its Barnwood home office and 3) the downsizing and consolidation of the investment management operations of Lincoln Investment Management. The Vantage restructuring charge was recorded in the second quarter, the Lincoln UK restructuring was recorded in the third and fourth quarters, and the Lincoln Investment Management restructuring charge was recorded in the fourth quarter of 2000. The aggregate charges associated with all restructuring plans entered into during 2000 totaled $81.8 million after-tax ($107.4 million pre-tax). The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $33.8 million, write-off of impaired assets of $40.9 million and other exit costs of $32.7 million. During the fourth quarter of 2000, $0.6 million (pre-tax) of the original charge recorded for the Vantage restructuring plan was reversed as a reduction of restructuring costs. Actual pre-tax costs totaling $64.3 million have been expended or written off for these plans through December 31, 2000. Details of each of these 2000 restructuring plans are provided below.

Notes to Consolidated Financial Statements

During the second quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.7 million after-tax ($4.1 million pre-tax). The objective of this restructuring plan is to combine the structured products team of Delaware Management Holdings, Inc. ("Delaware") and Vantage in Philadelphia and consolidate the back office operations of Vantage into Delaware, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $2.3 million related to the elimination of 15 positions, (2) write-off of impaired assets of $1.4 million and (3) other costs of $0.4 million. Write-offs under the restructuring plan began in the second quarter of 2000. During the fourth quarter of 2000, LNC determined that part of rent expense related to abandoned office space included in (3) above would not be incurred due to the landlord allowing LNC to surrender the lease earlier than expected. In addition, Vantage determined that some of the termination benefit payments included in
(1) above would not be required to be made. As a result, $0.6 million (pre-tax) of the original charge was reversed. All remaining expenditures under this restructuring plan are expected to be completed by the second quarter of 2001. As of December 31, 2000, $2.8 million (pre-tax) has been expended or written-off under this restructuring plan. As of December 31, 2000, a balance of $0.7 million remains in the restructuring reserve for this plan.

On September 28, 2000, LNC announced the transfer of the Lincoln UK sales force to Inter-Alliance and the decision to cease writing new business in the UK through direct sales distribution. As a result of these decisions, Lincoln UK continues to manage, administer and accept new deposits on its current block of business and will only accept new business for certain products as required by UK regulations. To implement these decisions, LNC entered into an exit plan ("restructuring plan") in the third quarter of 2000. The objective of this restructuring plan is to exit all sales and sales support operations and consolidate the Uxbridge home office with the Barnwood home office. Where all commitment date and liability recognition criteria were met in the third quarter of 2000, charges for this restructuring plan were recorded in the third quarter of 2000. The charges associated with this restructuring plan that were recorded in the fourth quarter of 2000 occurred as final decisions under the contract with Inter-Alliance related to personnel and facilities were made, as regulatory requirements related to certain employee involuntary termination benefits were met, and as the decision to consolidate the Uxbridge home office with the Barnwood home office was finalized. These charges were included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income.

The charges recorded in the third and fourth quarters of 2000 related to this restructuring plan were $40.5 million after-tax ($53.5 million pre-tax) and $36.1 million after-tax ($45.9 million pre-tax), respectively. The components of the pre-tax costs include employee severance and termination benefits of $29.8 million related to the elimination of 671 positions, write-off of impaired assets of $39.2 million and other costs to exit of $30.4 million. All expenditures under this plan except for those related to abandoned office facilities are expected to be completed by the end of 2001. Expenditures for rents on abandoned office facilities are expected to be completed by 2015. As of December 31, 2000, $61.4 million (pre-tax) has been expended or written-off under this restructuring plan and 392 positions have been eliminated. As of December 31, 2000, a balance of $38.0 remains in the restructuring reserve for this plan.

During the fourth quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.5 million after-tax ($3.9 million pre-tax). The objective of this restructuring plan is to combine the investment management operations of Lincoln Investment Management and Delaware in Philadelphia, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. This charge was included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $1.7 million related to the elimination of 19 positions, (2) write-off of impaired assets of $0.3 million and (3) other costs of $1.9 million (primarily lease payments on abandoned office space). Expenditures and write-offs under the restructuring plan began in the fourth quarter of 2000. All remaining expenditures under this restructuring plan are expected to be completed by the end of the first quarter of 2002, except for lease payments on abandoned office space which will continue until the end of the lease term in November 2014. As of December 31, 2000, $0.1 million (pre-tax) has been expended or written-off under this restructuring plan and 12 positions have been eliminated. As of December 31, 2000, a balance of $3.8 million remains in the restructuring reserve for this plan.




Report of Ernst & Young LLP, Independent Auditors

Board of Directors Lincoln National Corporation

We have audited the accompanying consolidated balance sheets of Lincoln National Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln National Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP



Philadelphia, Pennsylvania
February 2, 2001




Stock Market and Dividend Information

The dividend on LNC's common stock is declared each quarter by LNC's Board of Directors. In determining dividends, the Board takes into consideration items such as LNC's financial condition, including current and expected earnings, projected cash flows and anticipated financing needs. The range of market prices and cash dividends declared by calendar quarter for the past two years are as follows:




Common Stock Data: (per share)     1st Qtr                  2nd Qtr                  3rd Qtr                 4th Qtr
----------------------------------------------------------------------------------------------------------------------
2000
High                               $41.375                  $40.063                  $56.375                  $50.938
Low                                 22.625                   29.000                   35.625                   40.875
Dividend Declared                    $.290                    $.290                    $.290                    $.305
1999
High                               $50.250                  $53.438                  $57.500                  $48.313
Low                                 39.281                   45.688                   36.000                   36.500
Dividend Declared                    $.275                    $.275                    $.275                    $.290
----------------------------------------------------------------------------------------------------------------------

Notes:

At Dec. 31, 2000, the number of shareholders of record of LNC's common stock was 11,102.

The payment of dividends to shareholders is subject to the restrictions described in Note 7 to the consolidated financial statements and is discussed in the Management's Discussion and Analysis of "Liquidity and Cash Flow."

Exchanges: New York, Chicago and Pacific.
Stock Exchange Symbol: LNC


