Form 10-K, Exhibit 13
period 2001-12-31
LINCOLN NATIONAL CORP
filed 2002-03-18
CIK 59558

Exhibit 13 Portions of LNC's 2001 Annual Report to Shareholders


Selected Quarterly Financial Data
                                                                      (in millions, except per share data)
Operating Results by Quarter                               1st Qtr          2nd Qtr          3rd Qtr          4th Qtr
---------------------------------------------------------------------------------------------------------------------

2001 Data
---------------------------------------------------------------------------------------------------------------------
Premiums and other considerations                         $1,045.8           $943.4           $960.7           $852.8
Net investment income                                        673.7            673.1            686.2            646.6
Realized gain (loss) on investments, derivative
instruments and sale of subsidiaries                         (20.7)           (17.5)           (37.7)           (25.8)

Net income                                                  $160.2           $141.7           $119.1           $169.2

Net income per diluted share                                 $0.83            $0.74            $0.61            $0.88
---------------------------------------------------------------------------------------------------------------------

2000 Data
---------------------------------------------------------------------------------------------------------------------
Premiums and other considerations                           $959.1         $1,029.2         $1,043.0         $1,101.4
Net investment income                                        711.1            673.8            690.0            672.1
Realized gain (loss) on investments                           (1.0)           (10.4)           (17.0)             0.1

Net income                                                  $170.2           $163.6           $138.6           $148.9

Net income per diluted share                                 $0.87            $0.84            $0.71            $0.76
=====================================================================================================================





Selected Annual Financial Data
                                                            (millions of dollars, except per share data)

Year Ended December 31                                      2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------
Total revenue                                           $6,380.6      $6,851.5      $6,803.7      $6,087.1      $4,898.5
Net income from continuing operations
before cumulative effect of accounting
changes(1)                                                 605.8         621.4         460.4         509.8          22.2
Net income from discontinued operations                       --            --            --            --         134.9
Gain on sale of discontinued operations                       --            --            --            --         776.9
Cumulative effect of accounting changes                    (15.6)           --            --            --            --
------------------------------------------------------------------------------------------------------------------------
Net income(1)                                             $590.2        $621.4        $460.4        $509.8        $934.0

Per Share Data:(2)
Net income from continuing operations                      $3.05         $3.19         $2.30         $2.51         $0.11
Net income from discontinued operations                       --            --            --            --          0.65
Gain on sale of discontinued operations                       --            --            --            --          3.73
------------------------------------------------------------------------------------------------------------------------
Net Income - Diluted                                       $3.05         $3.19         $2.30         $2.51         $4.49
Net Income - Basic                                         $3.13         $3.25         $2.33         $2.54         $4.56
Common stock dividends                                    $1.235        $1.175        $1.115        $1.055        $0.995

                                                            (millions of dollars, except per share data)
December 31                                                 2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------
Assets                                                 $98,001.3     $99,844.1    $103,095.7     $93,836.3     $77,174.7
Long-term debt                                             861.8         712.2         712.0         712.2         511.0
Company-obligated mandatorily
redeemable preferred securities of
subsidiary trusts holding solely junior
subordinated debentures                                    474.7         745.0         745.0         745.0         315.0
Shareholders' equity                                     5,263.5       4,954.1       4,263.9       5,387.9       4,982.9

Per Share Data:(2)
Shareholders' equity (Securities at market)               $28.10        $25.92        $21.76        $26.59        $24.63
Shareholders' equity (Securities at cost)                  26.94         25.85         24.14         23.86         22.48
Market value of common stock                              $48.57        $47.31        $40.00        $40.91        $39.07
========================================================================================================================
(1) Factors affecting the comparability of income from continuing operations and net income from continuing operations for the 1997-2001 period are shown on page 36 (see "Supplemental Data"). Other factors affecting comparability are shown within the results of operations by segment (see pages 44 through 61).

(2) Per share amounts were affected by the issuance of 2,796,224 shares of common stock in 1997 and the retirement of
    11,278,022; 6,222,581; 7,675,000; 1,246,562 and 9,897,800 shares of common stock in 2001, 2000, 1999, 1998, and
    1997, respectively. In addition, 4,630,318 shares of common stock were issued in 2001 related to the settlement of purchase contracts issued in conjunction with FELINE PRIDES financing.





Supplemental Data

The following table presents a reconciliation of "Income (Loss) from Continuing Operations" to "Net Income from Continuing Operations" determined in accordance with generally accepted accounting principles.
Income (Loss) from Continuing Operations is LNC's alternative measure of operating performance which excludes the after-tax realized gain (loss) on investments, derivative instruments and associated items, gain (loss) on sale of subsidiaries (if applicable), restructuring charges and cumulative effect of accounting changes.

Year Ended December 31(in millions)             2001       2000       1999       1998        1997
-------------------------------------------------------------------------------------------------
Income (loss) from continuing operations(1)   $689.0     $719.1     $475.5     $530.4      $(50.7)
Realized gain (loss) on investments and
derivative instruments, net of
associated amortization of deferred
policy acquisition costs, provision for
policyholder commitments, investment
expenses and income taxes                      (73.6)     (17.5)       3.8       13.7        72.9
Gain on sale of subsidiaries                    15.0         --         --         --          --
Restructuring charges, net of income taxes     (24.6)     (80.2)     (18.9)     (34.3)         --
Cumulative effect of accounting changes        (15.6)        --         --         --          --
-------------------------------------------------------------------------------------------------
Net Income from Continuing Operations         $590.2     $621.4     $460.4     $509.8       $22.2
=================================================================================================

(1) Income (loss) from continuing operations for 2001 includes a change in estimate of premium receivables on certain client-administered individual life reinsurance of $25.5 million after-tax. 1999 includes net special charges of $149.4 million after-tax and 1997 includes special charges of $418.6 million after-tax.



Management's Discussion and Analysis

INTRODUCTION
-----------------------------------------------------------------------------
Lincoln National Corporation ("LNC") is a holding company. Through subsidiary companies, LNC operates multiple insurance and investment management businesses. The collective group of companies uses "Lincoln Financial
Group" as its marketing identity. LNC is the 34th largest (based on assets) United States Corporation (2000 Fortune 500, Largest U.S. Corporations,
April 2001). Operations are divided into four business segments: 1) Annuities (effective March 7, 2002, this segment will be known as Lincoln Retirement),
2) Life Insurance, 3) Investment Management and 4) Lincoln UK. LNC reports operations not directly related to the business segments and unallocated corporate items [i.e., corporate investment income, interest expense on corporate debt, unallocated overhead expenses, and the operations of Lincoln Financial Advisors ("LFA") and Lincoln Financial Distributors ("LFD")] in "Other Operations." See "Reorganization of Reporting Segments" below for further discussion of LNC's segment reporting structure. Prior to the fourth quarter of 2001, LNC had a Reinsurance segment. LNC's reinsurance operations were acquired by Swiss Re in December 2001 and the related segment information was moved to Other Operations. Total employment of LNC at December 31, 2001 on a consolidated basis was 6,780.

Forward-Looking Statements - Cautionary Language

The pages that follow review results of operations of LNC Consolidated, LNC's four business segments and "Other Operations;" LNC's consolidated investments; and consolidated financial condition including liquidity, cash flows and capital resources. Historical financial information is presented and analyzed. Where appropriate, factors that may affect future financial performance are identified and discussed. Certain statements made in this report are "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe," "anticipate," "expect," "estimate," "project," "will," "shall" and other words or phrases with similar meaning.

Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements. These risks and uncertainties include, among others, subsequent significant changes: in the company (e.g., acquisitions and divestitures of legal entities and blocks of business - directly or by means of reinsurance transactions including the recently completed divestiture of LNC's reinsurance business and whether proceeds from such divestiture can be used as planned); financial markets (e.g., interest rates and securities markets); competitors and competing products and services; legislation (e.g., corporate, individual, estate and product taxation); the price of LNC's stock; accounting principles generally accepted in the United States; regulations (e.g., insurance and securities regulations); and debt and claims paying ratings issued by nationally recognized statistical rating organizations. Other risks and uncertainties include: whether necessary regulatory approvals are obtained (e.g., insurance department, Hart-Scott-Rodino, etc.) and, if obtained, whether they are obtained on a timely basis; whether proceeds from dispositions can be used as planned; litigation (e.g., adverse decisions in extracontractual and class action damage cases, new appellate decisions which change the law, unexpected trial court rulings, unavailability of witnesses and newly discovered evidence); acts of God (e.g., hurricanes, earthquakes and storms); stability of foreign governments in countries in which LNC does business; and other insurance risks (e.g., policyholder mortality and morbidity).

The risks included here are not exhaustive. Other sections of this report include additional factors which could adversely impact LNC's business and financial performance. Moreover, LNC operates in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. Further, it is not possible to assess the impact of all risk factors on LNC's business or the extent to which any factor or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undo reliance on forward-looking statements as a prediction of actual results. In addition, LNC disclaims any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

Critical Accounting Policies

Given the nature of LNC's business, the Company's accounting policies require the use of judgments relating to a variety of assumptions and estimates. Because of the inherent uncertainty in the assumptions and estimates underlying these accounting policies, under different conditions or assumptions the amounts reported in LNC's financial statements could be materially different. Throughout Management's Discussion and Analysis, the application of these various critical accounting policies is addressed along with the effect of changes in estimates and assumptions.

To provide an overall perspective on these critical accounting policies, and guidance as to the specific areas within Management's Discussion and Analysis where these critical accounting policies are discussed in detail, a summary of critical accounting policies and the disclosure location is presented below.

Accounting for intangible assets requires numerous assumptions, such as estimates of expected future profitability for various LNC operations and LNC's ability to retain its existing blocks of life and annuity business in-force. LNC's accounting policies for the intangible assets of deferred acquisition costs and the present value of acquired blocks of in-force policies are discussed within the Annuities, Life Insurance and Lincoln UK segments. LNC's overall accounting policy for other identified intangibles and goodwill is discussed within Results of Consolidated Operations.

Determining whether a decline in current fair values for investment assets is other than a temporary decline in value can frequently involve a variety of assumptions and estimates, particularly for investments that are not actively traded on established markets. For instance, assessing the value of some investments requires an analysis of expected future cash flows. Some investment structures, such as collateralized bond obligations, often represent selected levels, or tranches, of underlying investments in a wide variety of underlying issuers. LNC's accounting policies for its invested assets are discussed within the Results of Consolidated Operations and Consolidated Investments.

To protect itself from a variety of equity market and interest rate risks that are inherent in many of LNC's life insurance and annuity products, LNC uses various derivative instruments. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involves a variety of assumptions and estimates. LNC's accounting policies for derivatives are discussed in the Results of Consolidated Operations, Consolidated Investments and within the discussion of Quantitative and Qualitative Disclosures About Market Risk.

Establishing adequate liabilities for LNC's obligations to its policyholders requires assumptions to be made regarding mortality and morbidity. The effect of variances in these assumptions is discussed within the Life Insurance segment and within the discussion of the disposition of LNC's former Reinsurance segment contained within Other Operations.

Pursuant to the accounting rules for LNC's obligations to employees under its various retirement and welfare benefit plans, LNC is required to make a large number of assumptions, such as the future performance of financial markets and the composition of LNC's employee workforce in the future.
LNC's accounting for its employee plans is discussed in detail within
Note 6 Employee Benefit Plans, which is included in the notes to consolidated financial statements.

Establishing reserves for litigation and compliance-related regulatory actions inherently involve a variety of estimates of potential future outcomes.
These matters are discussed within Results of Consolidated Operations and in the Lincoln UK segment, with additional detail provided within Note 7 Restrictions, Commitments and Contingencies which is included in the notes to consolidated financial statements.

As LNC responds to an ever-changing business environment and continues to adapt its organizational and operational structures, the frequency of necessary restructuring activities increases. Establishing reserves for the expected costs of these restructurings requires a variety of estimates and assumptions. The accounting for LNC's restructurings is discussed within the Results of Consolidated Operations and within the Results of Operations for each affected business segment, as well as within Note 12 Restructuring Charges included in the notes to consolidated financial statements.

Continued access to capital markets and maintenance of favorable debt and claims paying ratings are critical to LNC's future success. LNC's accounting, in a wide variety of areas, is inherently dependent upon continued access to capital and maintenance of adequate ratings. Detailed discussion of LNC's access to capital markets, liquidity status and ratings are contained within the Review of Consolidated Financial Condition.

Finally, it is LNC's policy to provide disclosure of commitments or guarantees so that its financial statements present as complete a picture of LNC's financial condition as possible. The vast majority of these commitments or guarantees relate to LNC's life insurance and annuity businesses and, as such, are reflected on LNC's balance sheet. Any off-balance sheet commitments or guarantees that LNC is subject to are disclosed within Review of Consolidated Financial Condition and Note 7 Restrictions, Commitments and Contingencies which is included in the notes to consolidated financial statements.

On pages 38 through 61, the results of operations of LNC consolidated, LNC's four business segments and "Other Operations" are presented and discussed. Within these discussions of the results of operations, reference is made to "Income from Operations." This alternative measure of earnings is defined as "Net income less realized gain (loss) on sale of investments and associated items, gain (loss) on sale of subsidiaries, restructuring charges and cumulative effect of accounting changes, all net of taxes. Pages 62 through 65 discuss LNC's consolidated investments. Pages 65 through 69 discuss LNC's consolidated financial condition including liquidity and cash flow, and capital resources. Pages 69 through 76 provide LNC's quantitative and qualitative disclosures about market risk. Please note that all amounts stated in this "Management's Discussion and Analysis" are on an after-tax basis except where specifically identified as pre-tax.

This "Management's Discussion and Analysis" should be read in conjunction with the audited consolidated financial statements and accompanying notes presented on pages 77 through 127.



OVERVIEW: RESULTS OF CONSOLIDATED OPERATIONS
------------------------------------------------------------------------------------------------------------------
Summary Information
                                                                                                Increase/(Decrease)
                                                                                                ------------------
Year Ended December 31 (in millions)                  2001          2000          1999          2001          2000
------------------------------------------------------------------------------------------------------------------
Life insurance and annuity premiums               $1,363.4      $1,403.3      $1,183.0           (3%)          19%
Health insurance premiums                            340.6         409.8         698.5          (17%)         (41%)
Insurance fees                                     1,544.0       1,661.4       1,537.6           (7%)           8%
Investment advisory fees                             197.2         213.2         223.8           (8%)          (5%)
Net investment income                              2,679.6       2,747.1       2,807.5           (2%)          (2%)
Equity in earnings of unconsolidated affiliates        5.7          (0.4)          5.8
Realized gain (loss) on investments and
derivative instruments                              (114.5)        (28.3)          3.0
Gain on sale of subsidiaries                          12.8            --            --
Other revenue and fees                               351.8         445.4         344.5          (21%)          29%
Life insurance and annuity benefits                3,107.6       3,108.2       3,145.3            --           (1%)
Health benefits                                      302.1         449.0         659.7          (33%)         (32%)
Underwriting, acquisition, insurance
and other expenses                                 2,085.8       2,318.5       2,295.0          (10%)           1%
Interest and debt expenses                           121.0         139.5         133.7          (13%)           4%
Federal income taxes                                 158.3         214.9         109.6
------------------------------------------------------------------------------------------------------------------
Net Income before cumulative effect
of accounting changes                                605.8         621.4         460.4
Cumulative effect of accounting changes              (15.6)           --            --
------------------------------------------------------------------------------------------------------------------
Net Income                                           590.2         621.4         460.4           (5%)          35%
==================================================================================================================



Summary

Net income for 2001 was $590.2 million compared to $621.4 million for 2000, a $31.2 million or 5% decrease. Restructuring charges net of reversals included in net income in 2001 and 2000 were $24.6 million and $80.2 million, respectively. (Refer to page 41 in the MD&A for further discussion of restructuring charges.) Contributing to the decrease in 2001 were realized losses on investments and derivative instruments of $73.6 million in 2001 compared to $17.5 million in 2000. These investment losses were due primarily to losses of $41.8 million (pre-tax) taken on Enron and Argentina securities in the fourth quarter of 2001 in addition to increased write-downs of other securities throughout 2001 due to credit deterioration. Partially offsetting the additional losses in 2001 was the gain on sale of certain reinsurance stock companies to Swiss Re of $15.0 million. Income from operations was $689.0 million in 2001 compared to $719.1 million in 2000. The decrease in 2001 was $30.1 million or 4%. The decrease in income from operations between years was primarily the result of decreased earnings from the Annuities and Investment Management segments, as well as LNC's distributors, LFA and LFD, which are reported in Other Operations. These negative variances were partially offset by improved earnings from the Life Insurance segment and the former Reinsurance segment, included within Other Operations. In addition, included in income from operations for 2001 was one month's amortization of the deferred gain on the business transferred to Swiss Re via indemnity reinsurance. There was also a decrease in the net loss from LNC Financing and Other Corporate within Other Operations.

Operating revenue (total revenue excluding realized gains and losses on investments and derivative instruments and gain on sale of subsidiaries) decreased by $397.6 million or 6% in 2001 due primarily to lower fee income in the Annuities segment and lower investment advisory fees in the Investment Management segment resulting from the depressed equity markets over the last year and to a lesser extent to net cash outflows in annuities in 2000 and investment products over the last two years. In addition, Lincoln UK had a decrease in operating revenue due to lower business volume along with lower fee income resulting from a downturn in the United Kingdom equity markets over the last half of 2001. The former Reinsurance segment's operating revenue was down in 2001 as its results only included eleven months of activity which was partially offset by a change in accounting estimate that increased segment revenue by $39.3 million (pre-tax) in the first quarter of 2001. Finally, LFA and LFD included in Other Operations had lower sales revenue largely attributable to the volatile equity markets. Partially offsetting these negative variances, the Life Insurance segment had increased operating revenue due to growth in life insurance in-force.

Total operating expenses, exclusive of restructuring charges and Federal income taxes, decreased by $331.6 million or 6% in 2001 due primarily to decreased expenses in the Lincoln UK segment as a result of the decrease in business volume along with effective expense management. The former Reinsurance segment had a decrease due to only eleven months of expenses being reported for its operations. However, included in 2001 expenses for the former Reinsurance segment were losses recorded for the events of September 11. The Annuities segment had a decrease in expenses due primarily to less amortization of deferred acquisition costs and other intangible assets partially offset by increased operating and administrative expenses and benefits expenses. The Investment Management segment also experienced decreased operating and administrative expenses due to effective expense management and lower amortization of other intangibles assets. Partially offsetting these positive variances were increases in expenses in the Life Insurance segment, as well as LFD and LFA. Expenses increased in the Life Insurance segment primarily as a result of the growth in in-force, which drove interest credited to policyholders higher. LFD had higher expenses primarily as a result of its investment in new wholesalers during 2001 and LFA experienced an increase in general and administrative expenses partially offset by a decrease in commissions and other volume-related expenses. These expenses fell as a direct result of lower sales volume in 2001.

Net income for 2000 was $621.4 million compared with $460.4 million for 1999. Net income for 1999 included the following special items which decreased earnings by $149.4 million: additions to HMO excess-of-loss and UK pension reserves of $25.0 million and $126.1 million, respectively, a charge for estimated settlement costs for participation in workers' compensation carve-out business of $40.4 million and a tax benefit of $42.1 million related to the decision in 1999 to explore exiting the UK insurance market. Also, net income included realized losses on investments of $17.5 million in 2000 compared to realized gains on investments of $3.8 million in 1999.
In addition, restructuring charges net of reversals included in net income in 2000 and 1999 were $80.2 million and $18.9 million, respectively.
(Refer to page 41 in the MD&A for further discussion of restructuring charges.) Income from operations was $719.1 million in 2000 compared to $624.9 million in 1999, exclusive of the special items noted above. The increase in income from operations in 2000 was $94.2 million or 15%. The increase in income from operations between years (excluding special charges recorded in 1999) was primarily the result of increased earnings from the Annuities and Life Insurance segments and the former Reinsurance segment now reported in Other Operations. For further discussion of the results of operations, see the discussion of the results of operations by segment starting on page 44.

Operating revenue (total revenue excluding realized gains and losses on investments) increased by $79.1 million or 1% in 2000 reflecting increased insurance fees in the Annuities and Life Insurance segments primarily due to increased variable account values during the early part of 2000, increased other revenue in the Investment Management segment along with increased individual life insurance premiums and other revenue in the former Reinsurance segment resulting from business volume growth. Also, the Life Insurance segment and the former Reinsurance segment had increased investment income due primarily to increased invested assets resulting from business volume growth. These increases were partially offset by decreased health premiums in the former Reinsurance segment resulting from business volume decreases within its exited businesses, decreased investment advisory fees in the Investment Management segment due to a decrease in assets under management and decreased investment income in the Annuities segment resulting from fixed annuity lapses and transfers.

Total operating expenses, exclusive of restructuring charges and Federal income taxes, decreased $296.1 million or 4.8% in 2000 due to the absence of special charges recorded in 1999 noted above and decreased annuity benefits in the Annuities segment resulting from a decline in fixed annuity account values. In addition, health benefits decreased in the former Reinsurance segment due to business volume decreases within its exited businesses. Underwriting, acquisition, insurance and other expenses decreased due primarily to lower operating expenses in the Life Insurance segment and the former Reinsurance segment resulting from lower year 2000
(Y2K) information technology costs. These decreases were partially offset by increased volume-related expenses in all segments except for the Lincoln UK segment. In addition, operating expenses increased in the Investment Management segment due primarily to the implementation of initiatives to improve the investment management process.

Accounting for Derivative Instruments and Hedging Activities

LNC adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on January 1, 2001. Upon adoption, the provisions of FAS 133 were applied prospectively. The transition adjustments that LNC recorded upon adoption of FAS 133 on January 1, 2001 resulted in a net loss of $4.3 million after-tax ($6.6 million pre-tax) recorded in net income, and a net gain of $17.6 million after-tax ($27.1 million pre-tax) recorded as a component of Other Comprehensive Income ("OCI") in equity. Deferred acquisition costs of $4.8 million were restored and netted against the transition loss on derivatives recorded in net income and deferred acquisition costs of $18.3 million were amortized and netted against the transition gain recorded in OCI. A portion of the transition adjustment ($3.5 million after-tax) recorded in net income upon adoption of FAS 133 was reclassified from the OCI account, Net Unrealized Gain on Securities Available-for-Sale. These transition adjustments were reported in the financial statements as the cumulative effect of a change in accounting principle.


Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

On April 1, 2001, LNC adopted Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 was effective for fiscal quarters beginning after March 15, 2001. EITF 99-20 changed the manner in which LNC determined impairment of certain investments including collateralized bond obligations. Upon the adoption of EITF 99-20, LNC recognized a net realized loss on investments of $11.3 million after-tax ($17.3 million pre-tax) reported as a cumulative effect of change in accounting principle. In arriving at this amount, deferred acquisition costs of $12.2 million were restored and netted against net realized loss on investments.

Accounting for Business Combinations and Goodwill and Other Intangible
Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 is effective for all business combinations initiated after June 30, 2001, and FAS 142 is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to impairment tests conducted at least annually in accordance with the new standards. Intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives. LNC is required to adopt the new rules on accounting for goodwill and other intangible assets effective January 1, 2002.

Although the review is ongoing regarding proper classification of goodwill and other intangible assets on the consolidated balance sheet, LNC does not expect to reclassify any goodwill or other intangible balances held as of December 31, 2001. Application of the non-amortization provisions of the new standards is expected to result in an increase in net income of $41.7 million ($0.22 per share based on the average diluted shares for the year ended December 31, 2001) in 2002. During the first six months of 2002, LNC will perform the first of the required impairment tests of goodwill as of January 1, 2002. LNC expects that the valuation techniques to be used to estimate the fair values of the group of assets comprising the different reporting units will vary based on the characteristics of each reporting unit's business and operations. A discounted cash flow model is expected to be used to assess the goodwill in LNC's Life Insurance, Annuities and Lincoln UK segments and a valuation technique combining multiples of revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and assets under management is expected to be used to assess the goodwill in LNC's Investment Management segment. Based upon preliminary analysis of the fair value of each reporting unit which has a goodwill asset, the estimated fair value of each reporting unit exceeds the carrying value of each reporting unit. Therefore, LNC does not expect to record an impairment loss on its goodwill during the transition period for adoption of FAS 142.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. LNC expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the consolidated financial position and results of operations of LNC.



Reorganization of Reporting Segments and Changes Related to Inter-segment Transactions

For discussion of the reorganization of the reporting segments and changes to inter-segment transactions effective on January 1, 2001 refer to Note 9 to the consolidated financial statements.

Restructuring Charges

During 1998, LNC implemented a restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA Corporation ("CIGNA"). A second restructuring plan relating to the streamlining of LNC's corporate center operations was also implemented during 1998. The aggregate charges associated with these two unrelated restructuring plans totaled $34.3 million after-tax ($52.8 million pre-tax). The restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA was completed in the first quarter of 2000 and the restructuring plan relating to the streamlining of LNC's corporate center was completed in the fourth quarter of 2000 except for the ongoing rents on abandoned facilities which are expected to continue until early 2002. During the fourth quarter of 2000, $0.5 million (pre-tax) of the original charge was reversed as a reduction in restructuring costs, due primarily to changes in severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. Actual pre-tax costs totaling $56.1 million have been expended or written off for both plans through December 31, 2001. The remaining aggregate reserve balance of $0.3 million for the restructuring plan relating to LNC's corporate center is anticipated to be utilized in the completion of this restructuring plan. (See Note 12 to the consolidated financial statements for details regarding the 1998 restructuring plans.)

During 1999, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Lynch & Mayer, Inc. ("Lynch & Mayer"); 2) the discontinuance of HMO excess-of-loss reinsurance programs and 3) the streamlining of Lincoln UK's operations. The aggregate charges associated with these three unrelated restructuring plans totaled $21.8 million after-tax ($31.8 million pre-tax). During the fourth quarter of 1999, $3.0 million (pre-tax) of the original charge recorded for the Lynch & Mayer restructuring plan was reversed as a reduction of restructuring costs due primarily to a change in estimate for costs associated with abandoned leased office space. In addition, during the fourth quarter of 1999, $1.5 million (pre-tax) associated with lease terminations was released into income. During the fourth quarter of 2000, the Lynch & Mayer restructuring plan was completed and $0.3 million (pre-tax) of the original charge recorded was reversed as Lynch & Mayer was able to successfully exit certain contracts without any further obligations or penalties. Also, during the fourth quarter of 2000, $1.0 million (pre-tax) of the original charge for the discontinuance of HMO excess-of-loss reinsurance programs was reversed due primarily to changes in severance and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC than had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. During the fourth quarter of 2001, the remaining restructuring charge liability of $0.2 million relating to the HMO excess-of-loss reinsurance programs was transferred to Swiss Re as part of its acquisition of LNC's reinsurance operations. Actual pre-tax costs totaling $24.3 million have been expended or written-off for all three plans through December 31, 2001. As of December 31, 2001, a balance of $3.0 million remains in the restructuring reserve for the Lincoln UK plan and is expected to be utilized in the completion of this plan. Details of each of these three restructuring plans are discussed in Note 12 to the consolidated financial statements.

During 2000, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Vantage Global Advisors, Inc. ("Vantage"); 2) the exit of all direct sales and sales support operations of Lincoln UK and the consolidation of its Uxbridge home office with its Barnwood home office, and 3) the downsizing and consolidation of the investment management operations of Lincoln Investment Management. The Vantage restructuring charge was recorded in the second quarter, the Lincoln UK restructuring charge was recorded in the third and fourth quarters, and the Lincoln Investment Management restructuring charge was recorded in the fourth quarter of 2000. The aggregate charges associated with all restructuring plans entered into during 2000 totaled $81.8 million after-tax ($107.4 million pre-tax). The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $33.8 million, write-off of impaired assets of $40.9 million and other exit costs of $32.7 million. During the fourth quarter of 2000, $0.6 million (pre-tax) of the original charge recorded for the Vantage restructuring plan was reversed as a reduction of restructuring costs due primarily to changes in estimates associated with severance and abandoned leased office space costs. Actual pre-tax costs totaling $90.6 million have been expended or written off for these plans through December 31, 2001. As of December 31, 2001, a balance of $16.2 million remains in the restructuring reserves for these plans and is expected to be utilized in the completion of the plans. Details of each of these restructuring plans are discussed in Note 12 to the consolidated financial statements.

During 2001, LNC implemented restructuring plans relating to 1) the consolidation of the Syracuse operations of Lincoln Life & Annuity Company of New York into the Annuities segment operations in Fort Wayne, Indiana and Portland, Maine; 2) the elimination of duplicative functions in the Schaumburg, Illinois operations of First Penn-Pacific, and the absorption of these functions into the Annuities and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut; 3) the reorganization of the life wholesaling function within the independent planner distribution channel, consolidation of retirement wholesaling territories, and streamlining of the marketing and communications functions in LFD; 4) the reorganization and consolidation of the life insurance operations in Hartford, Connecticut related to the streamlining of underwriting and new business processes and the completion of outsourcing of administration of certain closed blocks of business; 5) the consolidation of the Boston, Massachusetts investment office with the Philadelphia, Pennsylvania investment operations in order to eliminate redundant facilities and functions within the Investment Management segment 6) the combination of LFD channel oversight, positioning of LFD to take better advantage of ongoing "marketplace consolidation" and expansion of the customer base of wholesalers in certain territories and 7) the consolidation of operations and space in LNC's Fort Wayne, Indiana operations. In light of LNC's divestiture of its reinsurance operations, which were headquartered in Fort Wayne, excess space and printing capacity will not be used. The Syracuse restructuring charge was recorded in the first quarter of 2001, the Schaumburg, Illinois restructuring charge was recorded in the second quarter of 2001, the LFD restructuring charges were recorded in the second and fourth quarters of 2001, and the remaining restructuring charges were all recorded in the fourth quarter of 2001. The aggregate charges associated with all restructuring plans entered into during 2001 totaled $24.6 million after-tax ($38.0 million pre-tax). The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $12.2 million, write-off of impaired assets of $3.3 million and other exit costs of $22.5 million primarily related to the termination of equipment leases ($1.4 million) and rent on abandoned office space ($20.0 million). Actual pre-tax costs totaling $6.1 million have been expended or written off for these plans through December 31, 2001. As of December 31, 2001, a balance of $31.9 million remains in the restructuring reserves for these plans and is expected to be utilized in the completion of the plans. Details of each of these restructuring plans are discussed in Note 12 to the consolidated financial statements.

Divestiture

On December 7, 2001, Swiss Re acquired LNC's reinsurance operation for $2.0 billion. In addition, LNC retained the capital supporting the
reinsurance operation.   After giving affect to the increased levels of
capital needed within the Life Insurance and Annuity segments that result from the change in the ongoing mix of business under LNC's internal capital allocation models, the disposition of LNC's reinsurance operation has freed-up approximately $100 million of capital. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. An immediate gain of $15.0 million after-tax was recognized on the sale of the stock companies.

Under the indemnity reinsurance agreements, Swiss Re reinsured certain liabilities and obligations of LNC. Because LNC is not relieved of its legal liability to the ceding companies, in accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("FAS 113"), the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheets of LNC with a corresponding reinsurance receivable from Swiss Re.

A gain of $723.1 million ($1.1 billion pre-tax) was generated under the indemnity reinsurance agreements. This gain was recorded as a deferred gain on LNC's consolidated balance sheet in accordance with the requirements of FAS 113 and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of seven to 15 years on a declining basis. During 2001, LNC recognized in Other Operations $5.0 million ($7.9 million pre-tax) of deferred gain amortization. In addition, LNC recognized $7.9 million ($12.5 million pre-tax) of accelerated deferred gain amortization relating to the fact that certain Canadian indemnity reinsurance contracts were novated after the sale, but prior to year-end.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. There are currently disputed matters of approximately $500 million, which relate primarily to personal accident business reserves and recoverables. LNC's ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the personal accident business. Pursuant to the purchase agreement, LNC's exposure is capped at $100 million ($65 million after-tax) for net future payments under the personal accident programs in excess of $148 million, which represents the personal accident liabilities net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business including disability income, HMO excess-of-loss, group carrier medical and property and casualty reinsurance lines.

Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that these matters will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of these matters may take several additional months.

Upon reaching agreement as to the final closing financial statements, it is possible that LNC could record adjustments to realized gain or loss on the sale of subsidiaries, to income from operations, or to the amount of deferred gain associated with the Swiss Re transaction. Another aspect of a potential dispute resolution could result in LNC agreeing to transfer assets to Swiss Re until the adequacy of certain reserves and related recoverables can be determined. In that event, LNC's future investment income would be reduced to the extent that any such dispute resolution would result in Swiss Re's retention of the related investment income during the time frame that Swiss Re would hold the
invested assets.   While uncertainty exists as to how these disputed
matters will finally be resolved, at the present time LNC believes the amounts reported within LNC's consolidated financial statements as of and for the year ended December 31, 2001 represent the best estimate of the ultimate outcome of Swiss Re's acquisition of LNC's reinsurance business.

While LNC has limited its indemnification to Swiss Re, as previously noted, under FAS 113 LNC will continue to report the reserves subject to the indemnity reinsurance agreements with Swiss Re on LNC's consolidated balance sheet with an offsetting reinsurance recoverable from Swiss Re. In the event that future developments indicate that the reserves related to certain businesses should be adjusted, LNC would be required under FAS 113 to recognize the changes in reserves in earnings in the period of change. Any change to the reinsurance recoverable from Swiss Re would be recorded as an adjustment to the amount of deferred gain.

In addition to the transactions completed on December 7, 2001, LNC has the right to "put" its interest in a subsidiary company containing LNC's disability income reinsurance business to Swiss Re during May 2002 for $10 million. Developments on the underlying disability income reinsurance business will not affect the price at which LNC may put the subsidiary company to Swiss Re. LNC is free to market this company to other buyers. If, prior to May 31, 2002, LNC is unable to sell this company to other bidders for more than $10 million, LNC intends to exercise the Swiss Re put. The $10 million exercise price is approximately equal to LNC's book basis in the subsidiary.

Approximately $565 million of the proceeds from the transaction will be used to pay taxes and associated deal costs, leaving LNC with $1.4 billion of after-tax net proceeds from Swiss Re. In addition, LNC has approximately $100 million of freed-up capital resulting from the reinsurance disposition. Prior to December 31, 2001, LNC used $115 million to repurchase shares of LNC stock and $166.3 million was used to reduce outstanding short-term debt. LNC may use the remainder of the proceeds to purchase another organization or block of business within the financial services industry or to repurchase its debt or stock. As LNC evaluates opportunities in the financial services industry, it will invest the proceeds in high quality, liquid investment instruments and may retire additional portions of its debt and repurchase shares of its common stock.

Effective with the closing of the transaction, the Reinsurance segment's results for the eleven months ended November 30, 2001 and the years ended December 31, 2000, 1999, 1998 and 1997 were moved into "Other Operations."




RESULTS OF OPERATIONS BY SEGMENT
--------------------------------------------------------------------------------------------------
Annuities

The Annuities segment (effective March 7, 2002, this segment will be known as Lincoln Retirement), headquartered in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities.
Through a broad-based distribution network, the Annuities segment provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. The Annuities segment distributes some of its products through LNC's wholesaling unit, LFD, as well as LNC's retail unit, LFA. In addition, the Annuities segment has alliances with a variety of unrelated companies in which LNC provides the manufacturing platform for annuity products and the alliance company provides investment management, marketing and distribution.

Results of Operations(1): The Annuities segment's financial results and account values were as follows:

Year Ended December 31 (in millions)          2001          2000          1999          1998          1997
----------------------------------------------------------------------------------------------------------
Income from Operations                      $320.3        $362.0        $299.4        $262.4        $223.0
Realized Gain (Loss) on Investments and
Derivative Instruments (after-tax)           (42.5)         (3.4)         (7.9)         11.4          40.3
Restructuring Charge (after-tax)              (1.3)           --            --            --            --
----------------------------------------------------------------------------------------------------------
Income before Cumulative Effect
of Accounting Changes                        276.5         358.6         291.5         273.8         263.3
Cumulative Effect of Accounting Changes
(after-tax)(2)                                (7.3)           --            --            --            --
----------------------------------------------------------------------------------------------------------
Net Income                                  $269.2        $358.6        $291.5        $273.8        $263.3
==========================================================================================================

December 31 (in billions)                     2001          2000          1999          1998          1997
----------------------------------------------------------------------------------------------------------
Account Values (3)
Variable Annuities                           $34.6         $39.4         $41.5         $33.4         $27.3

Fixed Annuities                               18.0          16.6          18.2          18.1          17.2
Reinsurance Ceded                             (1.5)         (1.2)         (1.4)         (1.6)         (1.7)
----------------------------------------------------------------------------------------------------------
Total Fixed Annuities                         16.5          15.4          16.8          16.5          15.5
----------------------------------------------------------------------------------------------------------

Total Account Values                         $51.1         $54.8         $58.3         $49.9         $42.8
==========================================================================================================

(1) The 1997-2000 data was restated from the prior year due to the following changes which were effective on January 1, 2001: 1) management and reporting of First Penn-Pacific's ("First Penn") annuities business was moved from the Life Insurance segment to the Annuities segment; 2) certain revenues and costs associated with the wholesale distribution of annuities, life insurance and investment management products were moved to LFD under "Other Operations" and a transfer pricing arrangement was established between LFD and the affected segments to compensate LFD for sales; and 3) a change in pricing of the management of general account investments performed by the Investment Management segment to a "for profit" basis from the previously reported "at cost" basis.

(2) Cumulative Effect of Accounting Changes relates to the transition adjustment of $(3.6) million recorded in the first quarter of 2001 upon adoption of FAS 133 and the adjustment of $(3.7) million recorded in the second quarter of 2001 upon adoption of EITF 99-20. (Refer to page 40 for further discussion of these items.)

(3) Account values for 1997-2000 were restated from the prior year due to the change in reporting of First Penn's annuities business from the Life
    Insurance segment to the Annuities segment effective January 1, 2001.



Comparison of 2001 to 2000

The $89.4 million or 25% decrease in net income was due in part to an increase in realized loss on investments and derivative instruments of $39.1 million. These investment losses were due primarily to losses taken on Enron and Argentina securities in the fourth quarter of 2001 in addition to increased write-downs of other securities throughout 2001 due to credit deterioration. Net income for 2001 also included two restructuring charges recorded in the first and second quarters of 2001 of $0.7 million and $0.6 million, respectively. The $0.7 million charge recorded in the first quarter of 2001 related to the consolidation of the Syracuse operations of Lincoln Life & Annuity Company of New York into the Annuities segment operations in Fort Wayne, Indiana and Portland, Maine, in order to reduce ongoing operating costs and eliminate redundant facilities. The $0.6 million charge recorded in the second quarter of 2001 related to a restructuring plan for First Penn-Pacific with the objective of eliminating duplicative functions in Schaumburg, Illinois by transitioning them into the Annuities and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut, respectively, in order to reduce ongoing operating costs. For further discussion of these restructuring plans refer to Note 12 to the consolidated financial statements. Discussion of the other causes of the decrease in net income between years is included below in the discussion of the change in income from operations.

The $41.7 million or 12% decrease in income from operations in 2001 was primarily attributable to the weak equity markets that caused variable annuity account values to be depressed throughout 2001. Fee income, which is calculated daily based on the ending variable annuity account values, decreased $48.9 million between years as a result of market depreciation experienced in the last quarter of 2000 and overall in 2001 and to a lesser extent, net cash outflows for variable annuities in 2000. Average variable annuity account values decreased by $6.7 billion or 16.0% in 2001. Variable annuity net cash flows (including the fixed portion of variable contracts) were essentially zero for 2001 due to a strong second half of the year (see below for further discussion of cash flows). Partially offsetting the decrease in fee income was a $6.2 million positive fee income rate variance related to a change in mix of the variable annuity business. The downturn in the equity markets also contributed to an increase of $7.3 million in benefit payments and reserve requirements for guaranteed minimum death benefits. Average fixed annuity account values decreased by $331 million or 1.9% in 2001 due to net cash outflows in 2000. This decreased earnings by $1.4 million between years. As a result of improved retention and lower account values in 2001, surrender charges decreased $6.9 million between years.

Increased operating and administrative expenses of $16.2 million also contributed to the decrease in earnings between years. This increase was due primarily to higher information technology costs including computer software write-offs and equipment amortization, as well as increased severance and relocation costs related to LNC's initiative to build a high performance culture.

Net investment income decreased between years due primarily to reduced earnings of $5.2 million on investment partnerships. Overall investment spreads on fixed annuity products (excluding the impact of investment income earned on surplus supporting the segment which includes investment partnerships) were relatively flat between years: 1.54% in 2001 and 1.53% in 2000. In reviewing the results of fixed annuities, investment spread is a key performance measure. LNC defines investment spread as the difference between the average net investment income earned on the underlying investment portfolio and the average crediting rates paid on the fixed annuity contracts. Net investment income includes investment management expenses and portfolio risk management expenses.

Amortization of deferred acquisition costs ("DAC") is also impacted by the change in market value of variable annuity accounts. Statement of Financial Accounting Standard No. 97, "Accounting by Insurance Companies for Certain Long-Duration Contracts & Realized Gains & Losses on Investment Sales" ("FAS 97") requires that acquisition costs for variable annuity contracts be amortized over the lives of the contracts in relation to the incidence of estimated gross profits. Estimated gross profits on variable annuity contracts vary based on surrenders, fee income, expenses and realized gains/losses on investments. The amortization is adjusted retrospectively (DAC unlocking) when estimates of current or future gross profits to be realized from variable annuity contracts are revised. Because equity market movements have a significant impact on fee income, estimated future profits increase or decrease accordingly. On a quarterly basis, LNC reviews the assumptions of its DAC amortization model and records a retrospective adjustment to the amount expended, (i.e. unlocks the DAC). On an annual basis, LNC reviews and adjusts as necessary its assumptions for prospective amortization of DAC, as well as its other intangible asset, present value of in-force ("PVIF").

The Annuities segment experienced negative DAC unlocking in the first and third quarters of 2001 and positive unlocking in the second and fourth quarters of 2001 due to movements in the market. DAC unlocking created a negative variance in earnings of $4.0 million compared to 2000. Due to changes in assumptions for prospective DAC amortization made at the beginning of 2001, the Annuities segment experienced a decrease in DAC amortization expense of $37.8 million relative to 2000. Prospective unlocking for PVIF is conducted in the fourth quarter of each year. This unlocking created a positive variance of $4.5 million between years, which was caused by improved persistency in 2001 and lower expense projections.

As illustrated in the discussion of the Annuities segment's results of operations above, the segment earnings are extremely sensitive to swings in the equity markets. Thus, in 2002, the following guidance can be used to determine the estimated annualized impact on segment earnings of a one percent change in the equity markets: total impact is $4.3 million consisting of $2.5 million in fee income, $0.7 million in guaranteed minimum death benefit reserves and claims, $0.4 million in DAC adjustments and $0.7 million in other areas. These estimates could change if there is a significant shift in the market and/or in the mix of business.

Comparison of 2000 to 1999

The $67.1 million or 23% increase in net income and the $62.6 million or 21% increase in income from operations in 2000 were primarily driven by growth in fee income from variable annuities. Average variable annuity account values for 2000 as compared to 1999 were $5.8 billion greater which contributed $40.4 million of additional earnings. In addition, the mix of variable annuity accounts changed in 2000 toward higher fee products, which contributed $5.6 million of income. The Annuities segment also reported additional earnings of $20.7 million due to increased dividend received deductions flowing from variable annuity business. The Annuities segment also had an increase in earnings of $7.4 million due to increased income on surplus investments. Finally in 2000, changes in various assumptions relating to a block of annuity business acquired from CIGNA in 1998 resulted in $6.1 million of income.

The noted increases in earnings for 2000 were partially offset by a $19.0 million decrease in earnings resulting from lower investment margins on fixed annuities. This was attributed to a $684.0 million decrease in average fixed annuity values coupled with an increase in crediting rates in 2000 as compared to 1999. Also, changes in assumptions underlying the amortization of deferred acquisition costs and PVIF resulted in additional expense of $8.2 million. The downturn in the equity markets and increase in net cash outflows during 2000 resulted in lowered estimates of future gross profits and increased amortization expense via DAC unlocking.

The investment spreads on fixed annuities were 1.53% and 1.62% in 2000 and 1999, respectively. The decrease between years resulted from a change in mix of crediting rates on fixed annuities and the accelerated recognition of amortization of premium on certain securities in accordance with accounting guidelines.


Cash Flows (1)

The Annuities segment's product cash flows were as follows:

Year Ended December 31 (in billions)          2001       2000       1999      1998       1997
--------------------------------------------------------------------------------------------------
Variable Portion of Annuity Deposits          $3.1       $3.1       $2.6      $2.8       $2.7
Variable Portion of Annuity Withdrawals       (3.9)      (4.8)      (3.8)     (3.0)      (2.0)
--------------------------------------------------------------------------------------------------
Variable Portion of Annuity Net Flows         (0.8)      (1.7)      (1.2)     (0.2)       0.7

Fixed Portion of Variable Annuity Deposits     1.6        1.6        1.9       1.0        1.2
Fixed Portion of Variable Annuity
Withdrawals                                   (0.8)      (1.0)      (1.2)     (1.1)      (1.0)
--------------------------------------------------------------------------------------------------
Fixed Portion of Variable Annuity
Net Flows                                      0.8        0.6        0.7      (0.1)       0.2

Fixed Annuity Deposits                         1.7        0.5        0.7       0.5        0.4
Fixed Annuity Withdrawals                     (1.6)      (2.3)      (1.4)     (1.4)      (1.2)
--------------------------------------------------------------------------------------------------
Fixed Annuity Net Flows                        0.1       (1.8)      (0.7)     (0.9)      (0.8)
Total Annuity Net Flows                       $0.1      $(2.9)     $(1.2)    $(1.2)      $0.1
Incremental Deposits (2)                      $5.8       $4.6       $4.7      $3.9       $4.0

(1) Cash flows for 1997-2000 were restated from the prior year due to the change in reporting of First Penn's annuities business from the Life
    Insurance segment to the Annuities segment effective January 1, 2001.

(2) Incremental Deposits represent gross deposits reduced by transfers from other Lincoln Annuity products.



Key to sustaining profitable future earnings growth for both fixed and variable annuity products is the ability to attract new deposits and to retain existing accounts. In 2001, the Annuities segment achieved positive net cash flows in a quarter and for the year for the first time since the second quarter of 1997 and for the full year 1997, respectively. For 2001, total annuity deposits were $6.4 billion and withdrawals were $6.3 billion, resulting in positive net cash flows of $0.1 billion. LNC reached positive net cash flows in the third quarter of 2001, which was one quarter earlier than LNC's goal to achieve net positive cash flows for total annuities by the fourth quarter of 2001. For 2000, total annuity deposits were $5.2 billion and withdrawals were $8.1 billion, resulting in net cash outflows of $2.9 billion. For 1999, total annuity deposits were $5.2 billion and withdrawals were $6.4 billion, resulting in net cash outflow of $1.2 billion. Total incremental deposits were $5.8 billion in 2001, $4.6 billion in 2000 and $4.7 billion in 1999. Incremental deposits represent gross deposits reduced by transfers from other Lincoln annuity products.

The growth rate of gross deposits in 2001 was 23%, while incremental deposits grew 26% between years. Gross deposits were flat in 2000, while incremental deposits decreased 2% between years. The significant growth in gross deposits in 2001 was due to the reemergence of LNC's fixed annuity products. Fixed annuity deposits (excluding the fixed portion of variable annuity contracts) grew $1.2 billion or 240% in 2001. Fixed annuity deposits were bolstered by two new product introductions, StepFive(registered trademark) and Lincoln ChoicePlus(Service Mark) Fixed, that occurred in the first quarter and second quarter of 2001, respectively, along with overall increased demand for fixed annuities given the uncertain equity markets. Variable annuity deposits (including the fixed portion of variable annuity contracts) were flat between years. These stable sales levels are counter to the overall industry, which experienced a 16.7% downturn in sales due to the declining equity markets (VARDS - Top 100 Variable Annuity Contracts Ranked by New Sales - 2001). LNC's ability to continue to generate significant variable annuity sales in such a difficult market is due to a balanced array of products and distribution breadth (see below for additional discussion of LNC's new product introductions and product features). LNC's gross deposits growth rate decreased from 1999 to 2000 and incremental deposits did not grow in 2000, but the deposit trend did improve in the last quarter of 2000 after LNC introduced many new variable annuity products in the third quarter of 2000.

Total account withdrawals decreased $1.8 billion or 22% in 2001. This was in contrast to LNC's experience over the previous two years when withdrawals grew $1.7 billion or 27% from 1999 to 2000. These results are attributed to LNC's targeted conservation efforts on both fixed and variable annuity product lines. In addition, heightened scrutiny by regulators of tax-free exchanges of non-qualified variable annuity contracts appears to be reducing the frequency of such exchanges on an industry-wide basis. Finally, clients whose variable annuity contracts have guaranteed minimum death benefits that are in the money due to the equity market declines that have occurred over the last year or so are less likely to transfer from these contracts.

In looking at annuity withdrawals and the overall profitability of the business, it is important to look beyond the mere total dollar amount of withdrawals and assess how total withdrawals compare to total retained account values. These measures of account persistency are referred to as lapse rates, which are key elements to assessing underlying profitability. By comparing actual lapse rates to the rates assumed in designing the annuity product, it is possible to gauge whether performance is better or worse than pricing. Overall lapse rates were 9.72% in 2001, 11.95% in 2000 and 9.58% in 1999. In all three years, overall lapse rates have been more favorable than expected in pricing assumptions. In 2001, the improvement in persistency partially countered the reduction in fee income resulting from lower average variable annuity account values caused by market depreciation.

LNC is encouraged by the significant improvement in retention and by the overall positive net cash flows in 2001, but needs to sustain and further strengthen this positive trend into 2002 and beyond. LNC is continuing its proactive two-pronged approach to strengthening annuity net cash flows: retention of assets and growth of new deposits.

Retention of Assets

LNC has built a significant and seasoned book of business with many annuity accounts out of the surrender charge period, which is the period during which a policyholder must pay a surrender charge to terminate the account. To illustrate this, LNC's variable annuity assets were the fourth highest in the industry as of December 31, 2001 (VARDS - Top 25 Variable Annuity Assets by Issuer 2001 Year-end), down from third highest in 2000 due to the merger of two large competitors. Prior to the downturn in the equity markets, this large and seasoned block of business was clearly more vulnerable to competitors offering products with financial incentives designed to increase market share. LNC's retention efforts on the individual variable annuity side are focused on the rollout of exemptive relief and the Income4Life(Service Mark) Solution (see Growth of New Deposits below for further discussion of the Income4Life Solution). In addition, on both the individual fixed and variable annuity side, targeted conservation efforts with key accounts will continue in 2002.

With regard to exemptive relief, in December of 2000, the Annuities segment filed with the SEC seven options for its American Legacy I and II products. The options include a bonus on current account value, an enhanced guaranteed death benefit rider or an estate enhancement death benefit rider. In exchange for these favorable benefits to the contractholder, a new surrender charge period applicable to the entire account would be imposed. The surrender charge period would be for at least the same term and of the same magnitude as the original surrender charge period. The segment received approval from the SEC to upgrade out-of-surrender contracts of existing American Legacy contractholders in 2001. However, tentative approval of the exchange options was not received until the end of the fourth quarter of 2001. This approval allows contractholders to exchange existing American Legacy II contracts for either an American Legacy III or American Legacy III Plus bonus contract. LNC plans to rollout these approved programs on a pilot basis to select broker/dealers by the second quarter of 2002.

LNC believes that the options and benefits that exemptive relief will provide its more seasoned American Legacy contractholders, coupled with the superior, long-term strength of the underlying investment options of the product, American Funds Insurance Series(Service Mark), will help stem the flow of exchanges to competitors' bonus products.

There have also been significant efforts on the employer-sponsored side of the business to address redemptions in group contracts. The product portfolio of this division includes the Multi-Fund(registered trademark) Variable Annuity (group and individual), Group Variable Annuity, fixed annuities and the Alliance Program. The account values of these products represent approximately one-third of total annuity account values as of December 31, 2001.

The Multi-Fund(registered trademark) product was ranked 19th in variable annuity sales for 2001 (VARDS - Top 25 Variable Annuity Contract Sales - 2001 Year-end) and historically was the flagship product of the employer-sponsored business. However, preferences of the marketplace have changed and the Alliance Program has become the product of choice for new programs and is now an essential part of the strategy to retain older Multi-Fund business as well. Begun in 1998, the Alliance Program combines plan expertise with the flexibility and performance of mutual funds and a fixed annuity. It offers over 200 mutual fund families representing over 2000 mutual funds. Another effort to stem outflows from the Multi-Fund(registered trademark) product line is based on exemptive relief. An exemptive relief program for certain Multi-Fund(registered trademark) variable annuity products was filed with the SEC in 2001. Like the American Legacy exemptive relief program, this program, once approved by the SEC, will be rolled out on a pilot basis to select broker/dealers. In 2001, as a result of the ongoing efforts to retain and grow new business, the employer-sponsored market's gross deposits grew 9% in 2001 and incremental deposits increased by 10% from $1.60 billion in 2000 to $1.76 billion in 2001. Future net cash flows of employer-sponsored products, however, can be extremely volatile quarter-to-quarter based on the large size of accounts won and lost in this market.

Growth of New Deposits

LNC's efforts to grow new deposits over the last two years have focused on both product and distribution breadth. LNC introduced more new annuity products in the year 2000 than it had in the last five years. These product introductions were concentrated in the third quarter of 2000. LNC continued its focus on new and innovative product launches in 2001 when it introduced a new L-share version for the American Legacy product line. LNC also launched a new series of Lincoln ChoicePlus products which incorporate LNC's new Elite Series fund line-up and includes an L-share version of the product. A new series of variable annuity products was also developed for sale by Wells Fargo in 2001; the New Directions Variable Annuity. This series includes an L-share as well. L-shares are no front-end load shares that carry a four-year surrender charge period with an up front commission structure like that of B-shares, but trail commissions are higher. These shares are preferred within the Financial Institutions channel. Finally, as noted previously, two new fixed annuity products were introduced in 2001 which were the catalyst of the growth in total annuity deposits. The StepFive Fixed Annuity introduced in the first quarter of 2001 and the ChoicePlus Fixed Annuity introduced in the second quarter of 2001 gained momentum throughout the year and accounted for $1.4 billion of gross deposits for the year.

The Income4Life Solution is an innovative product feature that was initially offered by LNC on most of its manufactured individual variable annuities beginning in the third quarter of 2001. This feature allows contractholders access and control during the distribution of their retirement account assets. This added flexibility allows the contractholder to access the account value daily for transfers, additional withdrawals and other service features like portfolio rebalancing. Income4Life provides a new value proposition in which a customer investing with LNC gains an account balance that is also a death benefit plus an income stream. As noted above, LNC does not only expect to attract new deposits with this innovative feature, but is hoping that it will be a strong vehicle for encouraging contractholders to maintain their accounts with LNC. The initial response has been encouraging for this feature with over $50 million of elections received in the second half of 2001.

Another product feature to be introduced in the first quarter of 2002 is the Accumulated Benefit Enhancement ("ABE") rider which lets clients transfer their balances to LNC variable annuity products and retain the death benefit of their prior variable annuity. This rider is available on all share classes of most LNC variable annuity product lines with no additional charge.

LNC also continues to build upon one of its key strengths, distribution breadth. In 2001, LNC strengthened its American Funds Distributors ("AFD") alliance by adding a team of 19 dedicated American Legacy Insurance Planning Counselors ("Counselors"), who work exclusively with the AFD wholesalers. An additional 10 Counselors are planned for 2002. Not only does the AFD alliance provide LNC with distribution breadth, but it also provides a product line with one of the most prominent and best performing fund families in the industry, American Funds. According to the Variable Annuity Research and Data Services ("VARDS"), the American Legacy III Variable Annuity ranked number three out of 135 variable annuities for asset-weighted performance for the three-year period ended December 31, 2001. Although the American Legacy variable annuity gross deposits of over $1.9 billion for 2001 were down 10% from last year in what was a down market for variable annuities, these results were again better than the industry average. LNC's partnership with SEI Investments ("SEI") began in the third quarter of 2000, but has been slow to take off. The SEI Variable Annuity is manufactured by LNC and is distributed by SEI, a leader in the largest distribution channel for annuities, the Independent Financial Planner channel. Because of the slow sales of the SEI Variable Annuity ($82 million in 2001), LNC and SEI jointly committed to strengthen the alliance by making revisions to the platform. In 2001, SEI hired a new national sales manager with an annuity background and is adding a B-share product in the second quarter of 2002.

LFD, LNC's wholesaling distribution arm and internal partner of the Annuities segment, is providing a wholesaling unit for the distribution of the Lincoln ChoicePlus(Service Mark) Variable Annuity, Lincoln ChoicePlus Fixed Annuity and StepFive Fixed Annuity product lines. In 2001, LFD's investment in dedicated annuity wholesalers in the Wire/Regional distribution channel contributed greatly to the 19% increase in ChoicePlus Variable Annuity sales which reached $747 million. LFD has also been a driver of sales of the fixed annuity products through the Financial Institutions channel and has partnered with Wells Fargo with a new variable annuity product in this channel. LNC is continuing to build and reinvent its strategic partnerships as part of its ongoing marketing strategy, while selectively working on other alliances that will provide increased access for LNC's annuity products through various distribution channels.

Outlook

With the objective of maintaining positive net cash flows in 2002, LNC is aggressively pursuing ways to continue to grow deposits and retain existing assets in what is considered a mature annuities market. At the same time, LNC is focusing on effective expense management as a means to maintaining profitability in an increasingly challenging market.

Life Insurance

The Life Insurance segment, headquartered in Hartford, Connecticut, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers, through its Hartford operations, universal life, variable universal life, interest-sensitive whole life and corporate owned life insurance. Additional offerings through its Schaumburg, Illinois operations include term life, linked-benefit life, universal life and variable universal life insurance products. All of the Life Insurance segment's products are currently distributed through LFD and LFA.




Results of Operations (1): The Life Insurance segment's financial results, first year premiums by product, account values and in-force amounts were as follows:

Year Ended December 31 (in millions)          2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Income from Operations                      $279.0     $259.9     $212.0     $149.2      $39.9
Realized Loss on Investments and
Derivative Instruments (after-tax)           (36.9)     (10.6)      (0.5)      (1.7)      (0.8)
Restructuring Charges (after-tax)             (3.5)        --         --      (20.0)        --
--------------------------------------------------------------------------------------------------
Income before Cumulative Effect
of Accounting Changes                        238.6      249.3      211.5      127.5       39.1
Cumulative Effect of Accounting Changes
(after-tax)(2)                                (5.5)        --         --         --         --
--------------------------------------------------------------------------------------------------
Net Income                                  $233.1     $249.3     $211.5     $127.5      $39.1

First Year Premiums (by Product)
Universal Life                              $292.7     $289.3     $342.9     $233.0     $114.4
Variable Universal Life                      219.5      208.6      128.7       86.0       52.9
Whole Life                                    26.4       22.4       24.0       19.5        4.5
Term                                          30.8       41.9       45.9       48.8       33.5
--------------------------------------------------------------------------------------------------
Total Retail                                 569.4      562.2      541.5      387.3      205.3
Corporate Owned Life Insurance ("COLI")       47.2       87.0       14.7        4.0        0.0
--------------------------------------------------------------------------------------------------
Total First Year Premiums                   $616.6     $649.2     $556.2     $391.3     $205.3
--------------------------------------------------------------------------------------------------

December 31 (in billions)                     2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Account Values
Universal Life                                $7.5       $6.9       $6.6       $6.3       $2.6
Variable Universal Life                        1.7        1.8        1.6        1.2        0.5
Interest-Sensitive Whole Life                  2.1        2.1        2.0        1.8         --
--------------------------------------------------------------------------------------------------
Total Life Insurance Account Values          $11.3      $10.8      $10.2       $9.3       $3.1
In Force - Face Amount
Universal Life and Other                    $121.2     $115.9     $109.3     $105.8      $32.8
Term Insurance                               113.2      100.1       85.7       67.1       30.3
--------------------------------------------------------------------------------------------------
Total In-Force                              $234.4     $216.0     $195.0     $172.9      $63.1
==================================================================================================

(1) See footnote (1) in the Annuities segment for a description of changes in LNC's reported segments.

(2) Cumulative Effect of Accounting Changes relates to the transition adjustment of $(0.2) million recorded in the first quarter of 2001 upon adoption of FAS No. 133 and the adjustment of $(5.3) million recorded in the second quarter of 2001 upon adoption of EITF 99-20. (Refer to page 40 for further discussion of these items.)



Comparison of 2001 to 2000

The $16.2 million or 6% decrease in net income in 2001 was due primarily to increased realized losses on investments and derivative instruments of $26.3 million. The Life Insurance segment also incurred two restructuring charges in the second and fourth quarters of 2001 of $2.0 million and $1.5 million, respectively. The $2.0 million charge recorded in the second quarter of 2001 related to a restructuring plan with the objective of eliminating duplicative functions in the Schaumburg, Illinois operations of First Penn-Pacific by transitioning them into the Annuities and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut, respectively, in order to reduce ongoing operating costs. The $1.5 million charge recorded in the fourth quarter of 2001 was for the reorganization and consolidation of the life insurance operations in Hartford, Connecticut related to the streamlining of underwriting and new business processes and the completion of outsourcing of administration of certain closed blocks of business. For further discussion of these restructuring plans refer to Note 12 to the consolidated financial statements.

The $19.1 million or 7% increase in income from operations was primarily attributable to growth in life insurance in-force from sales, favorable persistency and lower general and administrative expenses partially offset by unfavorable mortality and lower investment partnership earnings. General and administrative expenses decreased due to expense reduction initiatives implemented in the second half of 2001. LNC experienced poor mortality throughout 2001 after having a favorable year in 2000. Partially contributing to the downturn in mortality experience were the losses recorded for the September 11 terrorist attacks. In the third quarter of 2001, LNC recorded a loss of $1.9 million related to the events of September 11. However, in the fourth quarter of 2001, based upon actual claims reported, a reduction in the estimated losses of $0.8 million was recorded. Volatility is expected from mortality risk, but LNC attempts to lessen the impact of volatility on earnings by reinsuring approximately 80% of the Life Insurance segment's mortality risk.

FAS 97 requires that acquisition costs for universal life insurance ("UL") policies and variable universal life insurance ("VUL") policies be amortized over the lives of the contracts in relation to the incidence of estimated gross profits, consistent with the treatment noted previously for variable annuities. Factors affecting estimated gross profits are surrender charges; investment, mortality net of reinsurance ceded and expense margins; and realized gains/losses on investments. For VUL policies, estimated gross profits are affected by fee income as well. For the Life Insurance segment, based on the current mix of life insurance in-force on the books, the factors that have the most significant impact on estimated gross profits are mortality (net of reinsurance) and interest margins. Market movement, which has the greatest impact on DAC amortization for the Annuities segment relative to its variable annuity block of business, has less impact on DAC amortization for the Life Insurance segment. The Life Insurance segment earns fee income on its VUL product line based on the ending daily VUL account values. While this line is the fastest growing line for the segment, it only makes up 15% of the segment's total account values at December 31, 2001. On a quarterly basis, LNC reviews the assumptions of its DAC amortization model and records a retrospective adjustment to the amount expended, (i.e. unlocks the DAC). In 2000 and 2001, the Life Insurance segment did not experience DAC unlocking that resulted in a significant impact on earnings. On an annual basis, LNC reviews and adjusts as necessary its assumptions for prospective amortization of DAC, as well as its other intangible asset, PVIF.

Sales as measured by first year premiums were down overall in 2001 by $32.6 million or 5%. This decline was due to a $39.8 million decrease in Corporate Owned Life Insurance ("COLI") sales. COLI sales, which consist of very large cases, decreased from the prior year due to two large cases accounting for $42.5 million in first year premiums recorded in the fourth quarter of 2000. To bolster COLI sales in 2002 and beyond, LNC is aggressively pursuing the COLI market, a market in which it has never really been a significant player. To this end, LNC has hired new COLI wholesalers and a new product developer.

First year premiums on retail products (excluding COLI) increased by $7.2 million or 1% between years. UL sales increased $3.4 million or 1% between years. Although this overall increase is modest, sales in the fourth quarter of 2001 were $98 million, a 20% increase over the prior year quarter. Sales rebounded nicely in the fourth quarter after a volatile year for UL sales. Due to the continued uncertainty surrounding the equity markets going into 2002 along with new product introductions slated for the first quarter of 2002, LNC expects to see strong sales growth in the overall UL product line, including the survivorship UL product line. VUL sales were up $10.9 million or 5% between years. These results were encouraging given the performance of the equity markets in 2001. Over the long-term, LNC expects that the VUL product line will be the greatest contributor to sales growth, but in 2002, sales growth will be sensitive to the performance of the equity markets given the sustained volatility that has been experienced over the last year or so.

Partially offsetting the increased retail sales levels noted above was a decrease in term life sales of $11.1 million or 26% between years. Term life sales for the first six months of 2001 lagged the prior year period largely due to strong first half of 2000 sales that were bolstered by the impending enactment of the Valuation of Life Insurance Model Regulation ("Regulation XXX"). Regulation XXX required companies to increase reserves relative to certain term life insurance policies as of January 1, 2000. There was a rush of term business in anticipation of the related price increases for implementation of Regulation XXX with sales up in the first half of 2000 due to a backlog of business at December 31, 1999. Term sales increased incrementally each quarter in 2001 and for the fourth quarter were 20% higher compared to the same quarter in 2000. LNC is encouraged by these results and based on the competitiveness of its product in the marketplace expects sales to be strong in 2002.

Account values increased $0.5 billion or 5% to $11.3 billion at December 31, 2001 from $10.8 billion at the prior year-end. Positive cash flows for the year of $1.2 billion were the main contributor to the increase between years. Cash flows in 2001 were flat compared to the prior year. VUL account values were down between years by $62 million due to market depreciation.

As illustrated in the discussion of the Life Insurance segment's results of operations above, the segment earnings are not particularly sensitive to swings in the equity markets. Thus, in 2002, the estimated annualized impact on the segment earnings of a one percent change in the equity markets (based on the S&P 500 index) is only $0.1 million.

Comparison of 2000 to 1999

The $37.8 million or 18% increase in net income and the $47.9 million or 23% increase in income from operations in 2000 were primarily attributable to strong sales growth. Also contributing to the increased earnings were favorable investment income and effective expense management. Non-volume related expenses decreased in 2000 due primarily to lower year 2000 (Y2K) information technology costs and lower general and administrative expenses.

First year premiums increased by $93 million or 17% in 2000. Account values of universal life, variable universal life and interest-sensitive life insurance products increased $0.6 billion or 6% from the end of 1999 to the end of 2000. In-force increased $21 billion or 11% year-over-year. Policy lapses in 2000 were in line with pricing assumptions for the year. The sales growth was fueled by variable universal life ("VUL") and corporate owned life insurance ("COLI") products, which had increased sales between years of $79.9 million or 62% and $72.3 million or 492%, respectively.

The Life Insurance segment introduced two new single life VUL products in 1999 and a survivorship VUL product in May 2000, which were significant drivers of this growth. Also, COLI sales were bolstered by a new corporate VUL product, which was launched at the end of 1999. The increase in account values was primarily due to the growth in business.

Product Development

Although the market response to VUL products has been the primary driver of growth over the last three years, UL products have historically been the flagship product line of the Life Insurance segment. To maintain its competitive position with its flagship product line, UL, the Life Insurance segment has had to continue to develop leading edge products that meet the changing needs of its target market, the affluent. The segment introduced a much anticipated new UL product in March of 2001 and the response to this product has been very positive. Average first year premiums per month for single-life UL sales over the last eight months of the year (since the product's initial launch) were up over 80% from the monthly average for the first four months of 2001.

The new UL product, Lincoln UL-III Life Protection, was designed to provide flexibility and guaranteed death benefit coverage through its innovative Lapse Protection Rider. The Rider is automatically included on all policies at no additional charge. Unlike some premium-based guarantees, Lincoln UL-III Life Protection and its Lapse Protection Rider offer policyholders the flexibility to adjust or skip planned premium payments, borrow against or withdraw a portion of the policy's cash value and make other policy changes without totally forfeiting the death benefit guarantee. This flexibility enables the product to be adapted to the changing financial needs of policyholders. In July of 2001, the Life Insurance segment also introduced Lincoln SUL-LPR, a new survivorship UL product with the Lapse Protection Rider. In 2002, the segment plans to continue to be aggressive in product development.

Estate Tax Reform

Coming into 2001, estate tax reform was a proposed federal measure that had the life insurance industry in a state of flux. It was unclear what level of reform or repeal would happen. The product line that was most vulnerable to a change in estate tax legislation was survivorship life insurance. This product line accounted for 25% of LNC's total first year premiums in 2000. Finally in June of 2001, the estate tax reform legislation was passed which calls for a very gradual decline in the maximum estate tax rate through 2009. The estate tax is slated to be repealed for one year in 2010 before a sunset provision brings the rate back to the 55% rate in 2011. Based on survivorship sales results for the year, the Life Insurance segment has experienced little impact from the new estate tax reform law. During 2001, total survivorship life insurance first year premiums increased $16.5 million or 10% from the prior year and during the last half of 2001 there was a decrease of $4.4 million or 5% from same period in 2000. Of this decrease, $3.6 million of it was experienced in the third quarter. Sales in the third quarter were disrupted by the aftermath of the terrorist attacks of September 11. LNC believes that the provisions of the estate tax reform law that were passed in 2001 will not negatively impact future sales of survivorship life insurance.

Outlook

The Life Insurance segment experienced modest retail sales growth in 2001 after three years of double-digit sales growth. Various events experienced in 2001 caused a difficult sales environment for the overall life insurance industry including the uncertainty during the first half of the year of the impact of estate tax reform, the overall depressed equity markets during the year and then the impact of the terrorist attacks of September 11. The Life Insurance segment is positioned, however, to grow sales in the future by building upon its strengths: the breadth and quality of its product portfolio along with its commitment to exceptional customer service, its product development capabilities, its extensive distribution network and the growth opportunity offered by its target market, the affluent. The optimization of these strengths through flawless execution is key to the achievement of LNC's goal to place its life insurance operations among the top five in the industry based on new premium. At the same time, the Life Insurance segment continues to focus on effective expense management as a means to maintain profitability.

Investment Management

The Investment Management segment, headquartered in Philadelphia, Pennsylvania, offers a variety of asset management services to retail and institutional clients located throughout the United States and certain foreign countries. Its product offerings include mutual funds and managed accounts. It also provides investment management and account administration services for variable annuity products, and 401(k), pension, endowment and trust accounts. The primary operating companies within this segment are the subsidiaries of Delaware Management Holdings, Inc. ("Delaware"). Retail products are distributed through both LFD and LFA. Institutional products, including large case 401(k) plans, are marketed by a separate sales force in conjunction with pension consultants.

Diversity of investment styles, as well as diversity of clients served are prudent ways to manage risk in varying market environments. Delaware, historically known for a conservative, "value" equity investment style has now evolved into an investment manager with strong and diversified offerings across all major asset classes including value and growth equity investment styles; high-grade, high-yield and municipal fixed income investment styles; balanced and quantitative investment styles; and the international and global equity and fixed income investment styles.


Results of Operations (1): The Investment Management segment's financial results and assets under management were as follows:

Year Ended December 31 (in millions)          2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Total Investment Advisory Fees (pre-tax)    $284.7     $320.5     $332.2     $331.5     $298.4
Income from Operations                        14.6       44.1       61.0       43.9       18.1
Realized Gain (Loss) on Investments
(after-tax)                                   (2.3)      (2.5)      (0.1)       0.5        7.0
Restructuring Charges (after-tax)             (0.4)      (4.6)      (9.3)        --         --
--------------------------------------------------------------------------------------------------
Income before Cumulative effect
of Accounting Change                          11.9       37.0       51.6       44.4       25.1
Cumulative Effect of Accounting Change
(after-tax)(2)                                (0.1)        --         --         --         --
--------------------------------------------------------------------------------------------------
Net Income                                   $11.8      $37.0      $51.6      $44.4      $25.1
Income from Operations-Excluding
Amortization of Intangibles                  $37.9      $70.9      $88.7      $72.6      $45.2
==================================================================================================

December 31 (in billions)                     2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Assets Under Management
Regular Operations:
Retail-Equity                                $17.6      $21.2      $23.4      $22.1      $17.7
Retail-Fixed                                   7.0        6.5        7.5        8.2        8.1
--------------------------------------------------------------------------------------------------
Total Retail                                  24.6       27.7       30.9       30.3       25.8

Institutional-Equity                          17.8       19.1       23.6       24.2       24.9
Institutional-Fixed                            5.5        6.1        6.9        7.0        5.7
--------------------------------------------------------------------------------------------------
Total Institutional                           23.3       25.2       30.5       31.2       30.6

Insurance Assets                              38.1       35.7       35.9       39.4       35.7
--------------------------------------------------------------------------------------------------
Total Assets Under Management                $86.0      $88.6      $97.3     $100.9      $92.1
==================================================================================================

(1) See footnote (1) in the Annuities segment for a description of changes in LNC's reported segments.

(2) Cumulative Effect of Accounting Change relates to the second quarter
    2001 adoption of EITF 99-20. (Refer to page 40 for further discussion of this item.)



Comparison of 2001 to 2000

The decreases in net income of $25.2 million or 68% and income from operations of $29.5 million or 67% in 2001 were primarily attributable to lower investment advisory fees and to a lesser extent reduced other revenue partially offset by lower expenses. The decrease in total investment advisory fees of $35.8 million (pre-tax) was due to an overall decrease in external assets under management between years. The primary driver of the decrease in external assets under management between years was prior year net cash outflows of $7.2 billion that caused the beginning of year external assets under management to be much lower than the prior year beginning balance and to a lesser extent, market depreciation of $4.3 billion. Current year total net cash outflows of $0.7 billion also had a slight negative impact on investment advisory fees. (See below for further discussion of net cash flows.) Other revenue decreased as a result of reduced distribution, shareholder servicing, and investment accounting revenue associated with lower retail mutual fund sales and lower assets under management.

The Investment Management segment has made significant investments in upgrading talent and revamping investment processes over the last two years; however, effective expense management has resulted in an overall decrease in expenses. Expenses decreased by $10.9 million (pre-tax) or 3% in 2001. This decrease was primarily due to the absence of significant severance expenses incurred during 2000, lower amortization expense associated with other intangible assets and effective management of other expenses. Certain other intangible assets capitalized as part of LNC's acquisition of Delaware Management Holdings, Inc. in 1995 had six-year lives and were fully amortized in April of 2001. In addition, the segment had lower incentive compensation expense accruals due primarily to the declining financial results between years. Partially offsetting the decreased expenses noted above was higher amortization of deferred broker commissions due to an increase in the deferred broker commission asset and expenses incurred during 2001 to close and/or merge a number of mutual funds.

The change in net income for 2001 compared to 2000 also included the impact of restructuring charges. The Investment Management segment incurred a restructuring charge in the fourth quarter of 2001 of $0.4 million related to the consolidation of the Boston, Massachusetts investment office with the Philadelphia, Pennsylvania investment operations in order to eliminate redundant facilities and functions within this business segment. In 2000, the Investment Management segment incurred two restructuring charges of $2.7 million and $2.5 million in the second and fourth quarters, respectively. The objectives of the $2.7 million charge recorded in the second quarter of 2000 were to combine the structured products team of Delaware and Vantage in Philadelphia and to consolidate the back office operations of Vantage into Delaware, in order to reduce ongoing operating costs and to eliminate redundant facilities within this business segment. The objectives of the $2.5 million charge recorded in the fourth quarter of 2000 were to combine the investment management operations for fixed income products of Lincoln Investment Management and Delaware in Philadelphia, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. In addition, in 2000 there were reversals totaling $0.6 million related to the Lynch & Mayer restructuring charge originally recorded in 1999 and the Vantage restructuring charge recorded in 2000. For further discussion of these restructuring plans refer to Note 12 to the consolidated financial statements.

As illustrated in the discussion of the Investment Management segment's results of operations above, the segment earnings are sensitive to swings in the equity markets. Thus, in 2002, the estimated annualized impact on the segment earnings of a one percent change in the overall equity markets is approximately $0.75 million. This estimate could change if there is a significant shift in the market and/or in the mix of business.

Comparison of 2000 to 1999

The decreases in net income of $14.6 million or 28% and income from operations of $16.9 million or 28% in 2000 were attributable to lower investment advisory fees and higher expenses partially offset by an increase in other revenue. The decrease in investment advisory fees was due to an overall decrease in external assets under management. The primary cause of the decrease in external assets under management was net cash outflows of $7.2 billion (see below for further discussion of net cash flows) and market depreciation of $1.3 billion.

Overall, expenses increased $24.5 million (pre-tax) primarily as a result of an increase in headcount of investment professionals, higher severance costs related to turnover of investment professionals and higher commission expense resulting from sales growth. These expense increases were partially offset by cost savings achieved from consolidating both Lynch & Mayer and Vantage into Delaware, as well as lower costs achieved from the reorganization and decentralization of share services within the 401(k) line of business and lower year 2000 (Y2K) information technology costs. Other revenue increased due primarily to higher fees on the 401(k) line of business resulting from higher balances and higher annual rates. In addition, distribution income increased as a result of higher retail sales, and accounting and record-keeping fees increased as a result of more activity and more accounts being serviced in 2000.

The change in net income for 2000 compared to 1999 also included the impact of restructuring charges. The Investment Management segment incurred total restructuring charges net of reversals of $4.6 million in 2000 (see above for further discussion of these plans). In 1999, the Investment Management segment incurred a restructuring charge net of reversals of $9.3 million related to the downsizing and consolidation of the back office operations of Lynch & Mayer into Delaware, in order to reduce ongoing operating costs and eliminate redundant facilities with this business segment. For further discussion of these restructuring plans refer to Note 12 to the consolidated financial statements.




Client Cash Flows: The Investment Management segment's net cash flows were as follows:

Year Ended December 31 (in billions)          2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Retail:
Equity Sales                                  $2.7       $4.0       $3.3       $3.6       $3.0
Equity Redemptions and Transfers              (3.3)      (4.5)      (5.1)      (1.7)      (1.8)
--------------------------------------------------------------------------------------------------
Net Flows                                     (0.6)      (0.5)      (1.8)       1.9        1.2

Fixed Sales                                    1.2        0.7        1.0        1.1        1.0
Fixed Redemptions and Transfers               (1.1)      (1.7)      (1.4)      (1.2)      (1.6)
--------------------------------------------------------------------------------------------------
Net Flows                                      0.1       (1.0)      (0.4)      (0.1)      (0.6)

Total Retail Net Flows                        (0.5)      (1.5)      (2.2)       1.8        0.6
--------------------------------------------------------------------------------------------------
Institutional:
Equity Inflows                                 3.2        2.7        5.2        3.8        2.5
Equity Withdrawals and Transfers              (2.8)      (7.2)      (7.8)      (7.4)      (6.5)
--------------------------------------------------------------------------------------------------
Net Flows                                      0.4       (4.5)      (2.6)      (3.6)      (4.0)

Fixed Inflows                                  0.6        0.8        2.0        2.2        2.5
Fixed Withdrawals and Transfers               (1.2)      (2.0)      (1.7)      (1.3)      (0.8)
--------------------------------------------------------------------------------------------------
Net Flows                                     (0.6)      (1.2)       0.3        0.9        1.7
--------------------------------------------------------------------------------------------------
Total Institutional Net Flows                 (0.2)      (5.7)      (2.3)      (2.7)      (2.3)
--------------------------------------------------------------------------------------------------
Total Retail and Institutional Net Flows     $(0.7)     $(7.2)     $(4.5)     $(0.9)     $(1.7)
==================================================================================================


The Investment Management segment's trend of net cash outflows continued in 2001, but improved significantly over 2000. In 2001, the Investment Management segment gained momentum in its ongoing initiative to increase asset retention and attract new asset flows. Net cash outflows totaled $0.7 billion for 2001 consisting of $0.5 billion for retail accounts and $0.2 billion for institutional accounts. In 2000, net cash outflows totaled $7.2 billion with $5.7 billion for institutional accounts and $1.5 billion for retail accounts. The improvement in net flows in 2001 was the result of significant improvement in retention on the institutional side, as well as improved institutional equity inflows and improved retention on the retail side. In some cases in which there were institutional outflows during the year, it was not due to the loss of major clients. Rather, the clients repositioned their assets between Delaware and their other money managers. This caused asset withdrawals, but not the termination of the relationship with Delaware.

Management believes that the improvement in net asset flows and overall retention is attributable to improving investment performance and client service, and diversity of product offerings, along with increased customer confidence in management's ability to sustain positive change. On the retail side, for the 12 months ending December 31, 2001, 19 of Delaware's 25 largest mutual funds were in the top half of their Lipper universe. The total mutual fund assets for the 19 funds that exceeded their benchmarks were $8.5 billion, which accounted for 83% of assets under management in the top 25 funds. For the year ending December 31, 2000, 13 of Delaware's 25 largest mutual funds were in the top half of their Lipper universe, accounting for 49% of assets under management in the top 25 funds. In addition, as of December 31, 2001, Delaware had 19 funds labeled Lipper Leaders for "Consistent Return," as well as 14 funds named Lipper Leaders for "Capital Preservation." Six funds were listed in both categories. With regards to institutional performance, for the year ended December 31, 2001, six composites outperformed their respective indices and those six composites accounted for almost 90% of institutional assets. For the year ended December 31, 2000, seven composites outperformed their respective indices and those seven composites accounted for 95% of institutional assets.

Although Delaware had strong investment performance throughout 2001 on both the retail and institutional side, retail equity sales were down $1.3 billion or 33% from the prior year. Contributing significantly to the downturn in sales for Delaware and throughout the industry were the depressed equity markets, heightened by the terrorist attacks of September
11. Delaware's sales were hurt by other factors as well. Specifically, the poor investment performance in years prior to 2000 has hurt sales overall and specifically sales generated by LNC's retail distribution arm, LFA. Sales of Delaware's mutual funds represented 5% and 8% of LFA's total mutual fund sales in 2001 and 2000, respectively. In addition, LFD, the internal wholesaling arm for distribution of Delaware's investment products, was newly organized at the end of 2000 and was in the ramp up stage throughout 2001. However, barring sustained volatility of the equity markets in 2002, LNC believes that it is well positioned for 2002 because of its strengths of asset class diversification, consistently strong investment performance across all asset classes, and distribution breadth supplied by LFA and LFD. In addition, Delaware was awarded 529 college savings plans for the state of Hawaii and the Commonwealth of Pennsylvania during 2001. Final contracts for these 529 plans are currently being negotiated and, subject to finalization of these contracts, the 529 plans are expected to be launched in the first half of 2002. These programs provide Delaware with an opportunity to attract significant long-term assets under management. To illustrate the significance of this opportunity, 529 programs are projected to grow to over $51 billion by 2006. This represents a compound annual growth rate of nearly 50% (The Cerulli Report Series, The State of the College Savings Market: 529 Plans in Perspective). Although the launch of the 529 programs should have a favorable impact on retail sales, positive earnings impact is not expected to occur in 2002 because of significant first year distribution costs.

Outlook

In 2001, the Investment Management segment continued to build upon the initiatives that were started in 2000. These initiatives included improving investment performance, attracting and retaining client cash flows, managing expenses and ultimately improving profitability. The Investment Management segment has made measurable progress on the initiatives of investment performance, asset retention and effective expense management, but will continue to focus on sustaining and improving those results, which should ultimately lead to positive cash flows and improved profitability.

Lincoln UK

Lincoln UK is headquartered in Barnwood, Gloucester, England, and is licensed to do business throughout the United Kingdom ("UK"). Although Lincoln UK transferred its sales force to Inter-Alliance Group PLC in the third quarter of 2000, it continues to manage, administer and accept new deposits on its current block of business and, as required by UK regulation, accept new business for certain products. Lincoln UK's product portfolio principally consists of unit-linked life and pension products, which are similar to variable life and annuity products sold in the U.S.

Results of Operations: Lincoln UK's financial results, account values, in-force and exchange rates were as follows:



Year Ended December 31 (in millions)          2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Income (Loss) from Operations(1)             $60.2      $61.0     $(13.9)     $70.9    $(108.3)
Realized Gain on Investments (after-tax)       8.7        2.3        2.2        0.8        1.5
Restructuring Charges (after-tax)               --      (76.5)      (6.5)        --         --
--------------------------------------------------------------------------------------------------
Net Income (Loss)(1)                         $68.9     $(13.2)    $(18.2)     $71.7    $(106.8)
==================================================================================================

December 31 (in billions)                     2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Unit-Linked Assets                            $5.6       $6.4       $7.2       $6.3       $5.6
Individual Life Insurance In-Force           $20.9      $24.3      $25.7      $25.0      $25.0
Exchange Rate Ratio - U.S. Dollars
to Pounds Sterling
Average for the Year                         1.441      1.518      1.617      1.658      1.644
End of Year                                  1.456      1.493      1.615      1.660      1.651
==================================================================================================

(1) Income (loss) from operations and net income (loss) for 1999 and 1997 include charges of $126.1 million ($194.0 million pre- tax) and $174.9 million ($199.4 million pre-tax) for changes in the estimate of the cost of settling pension mis-selling liabilities and 1999 includes a tax benefit of $42.1 million relating to the decision to explore exiting the UK insurance market (see below for discussion of these special items in 1999).



Comparison of 2001 to 2000

The increase in net income of $82.1 million in 2001 was due primarily to the absence of restructuring charges of $76.5 million recorded in the third and fourth quarters of 2000. These charges were both related to the restructuring plan initiated to exit all direct sales and sales support operations and consolidate the Uxbridge home office with the Barnwood home office. This restructuring plan resulted from LNC's decisions to cease writing new business in the UK through its sales force and transfer the Lincoln UK's sales force to Inter-Alliance Group PLC (see Note 12 to the consolidated financial statements for further discussion of this restructuring plan). In addition, Lincoln UK had an increase in realized gains on investments of $6.4 million between years. The gains reported in 2001 relate to the realignment of the investment portfolio to better match invested assets with the liabilities they support.

The slight decrease in income from operations of $0.8 million or 1% in 2001 was due to a number of offsetting variances. Overall, the weak equity markets in the UK over the last year have caused a decrease in fee income on unit-linked investments under management. In addition, the downturn in the equity markets during 2001 caused an increase in amortization of DAC and PVIF. As required under FAS 97, acquisition costs for unit-linked contracts are amortized over the lives of the contracts in relation to the incidence of estimated gross profits. Estimated gross profits on unit-linked contracts vary based on surrenders, fee income, expenses and realized gains/losses on investments. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from unit-linked contracts are revised. Because market movement has such a significant impact on fee income, estimated future profits will go up or down accordingly. On a quarterly basis, Lincoln UK reviews the assumptions of its DAC amortization model and records a retrospective adjustment to the amount expended, (i.e. unlocks the DAC). On an annual basis, Lincoln UK reviews and adjusts as necessary its assumptions for prospective amortization of DAC and PVIF. In addition to the increase in DAC amortization in 2001 associated with retrospective unlocking for the reduction in fee income, Lincoln UK experienced an increase in DAC and PVIF amortization related to the prospective adjustment of assumptions made at the beginning of 2001 related to the increase in surrenders projected as result of the decisions to transfer the sales force and cease writing new business through direct sales distribution. The increases in DAC and PVIF amortization for 2001 were partially offset by increased DAC and PVIF amortization at the end of 2000 related to an unlocking of DAC and PVIF for a change in policy persistency assumptions. Over the last year, actual surrenders have been in line with assumptions, but Lincoln UK continues to evaluate the persistency assumptions on an ongoing basis.

The variance in earnings between years was also negatively impacted by exchange rate movements. Partially offsetting the negative variances noted above was a decrease in general and administrative expenses in 2001. Lincoln UK continues to employ effective expense management. In addition, the prior year included expenses related to the strategic review of Lincoln UK and expenses that did not qualify under the restructuring plans. Finally, Lincoln UK benefited from reduced federal income taxes associated with favorable settlements of tax examinations for prior years.

As illustrated in the discussion of Lincoln UK's results of operations above, the segment earnings are sensitive to swings in the equity markets. Thus, in 2002, the estimated annualized impact on the segment earnings of a one percent change in the equity markets (based on the FTSE 100 index) is $0.9 million. This estimate could change if there is a significant shift in the market and/or in the mix of business.

Comparison of 2000 to 1999

The $9.1 million or 13% decrease in income from operations excluding the 1999 special items totaling $84.0 million ($126.1 million pension mis-selling costs less $42.1 million tax benefit) in 2000 was due primarily to reduced sales volumes and increased expenses. Net income in 2000 was also negatively impacted by the recording of restructuring charges in third and fourth quarters of 2000 totaling $76.5 million after-tax. Sales volumes were down during 2000 as a result of the transfer of the sales force in the third quarter and sales force productivity suffered earlier in the year due to uncertainty around the UK strategic review. Expenses increased in 2000 as a result of one-time items related to operational initiatives started in the fourth quarter of 1999 and reserve strengthening for policies carrying guaranteed annuity options. Also, there were additional expenses related to the strategic review of Lincoln UK and expenses associated with the UK restructuring plan that did not qualify for inclusion in the restructuring charge. In addition, a change in assumptions governing the amortization of deferred acquisition costs caused an increase in expenses. Partially offsetting these increased expenses were lower volume-related expenses.

United Kingdom Selling Practices

Various selling practices of the Lincoln UK operations have come under scrutiny by the UK regulators in recent years. These selling practices include the sale and administration of individual pension products, mortgage endowments and the selling practices of City Financial Partners Limited ("CFPL"), a subsidiary company purchased in December 1997.

During the fourth quarter of 1999, LNC took a charge of $126.1 million or $0.64 per share ($194.0 million pre-tax) to further strengthen its reserve for pension mis-selling in the UK. This additional reserve strengthening was made following: 1) the mandate issued by the Financial Services Authority, the UK regulating body, for the use of more up to date mortality rates in determining redress and reduced interest rate assumptions to be used in calculating redress, thereby causing the amount of redress to increase, 2) the change to guidance that would have allowed a simplified process for the calculation and payment of redress for certain policy groups and 3) the inclusion of redress relating to additional voluntary contributions made to pension plans by individuals, retroactive to 1988. (See Note 7 to the consolidated financial statements for an update on the reserve for United Kingdom Selling Practices.)

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

Outlook

During 2002, Lincoln UK will work to retain and manage its current block of business while maximizing earnings through effective expense management.

Other Operations

Activity that is not included in the major business segments is reported in "Other Operations." "Other Operations" includes operations not directly related to the business segments and unallocated corporate items [i.e., corporate investment income, interest expense on corporate debt, unallocated overhead expenses, and the operations of Lincoln Financial Advisors ("LFA") and Lincoln Financial Distributors ("LFD")]. Starting in 1999, 100% of LNC's corporate overhead expenses were allocated to the business segments.

Prior to the fourth quarter of 2001, LNC had a Reinsurance segment ("Lincoln Re"). LNC's reinsurance business was acquired by Swiss Re in December 2001. As the majority of the business acquired by Swiss Re was via indemnity reinsurance agreements, LNC is not relieved of its legal liability to the ceding companies for this business. This means that the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheets of LNC with a corresponding reinsurance receivable from Swiss Re. In addition, the gain resulting from the indemnity reinsurance portion of the transaction was deferred and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of seven to 15 years on a declining basis. After the acquisition of this business by Swiss Re, the ongoing management of the indemnity reinsurance contracts and the reporting of the deferred gain will be within LNC's Other Operations. Given the lengthy period of time over which LNC will continue to amortize the deferred gain, and the fact that related assets and liabilities will continue to be reported on LNC's financial statements, the historical results for the Reinsurance segment prior to the close of the transaction with Swiss Re will not be reflected in discontinued operations, but as a separate line in Other Operations. The results for 2001 are for the eleven months ended November 30, 2001.




Results of Operations(1): Other Operations' financial results were as follows:

Year Ended December 31 (1) (in millions)         2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Financial Results by Source
LFA                                            $(15.9)    $(11.7)    $(20.8)    $(23.7)     $(5.3)
LFD                                             (30.7)     (18.5)     (14.0)      (8.2)     (11.2)
Reinsurance                                     128.8      122.5       40.1      104.9     (150.1)
Amortization of Deferred Gain                    12.9         --         --         --         --
LNC Financing                                   (77.9)     (84.9)     (83.5)     (70.0)     (50.0)
Other Corporate                                  (2.4)     (15.4)      (4.9)       1.0       (6.7)
--------------------------------------------------------------------------------------------------
Income (Loss) from Operations                    14.8       (8.0)     (83.1)       4.0     (223.3)
Realized Gain (Loss) on Investments and
Derivative Instruments (after-tax)               (0.4)      (3.2)      10.2        2.7       24.9
Gain on Sale of Reinsurance Subsidiaries
(after-tax)                                      15.0         --         --         --         --
Restructuring Charges (after-tax)               (19.5)       1.0       (3.2)     (14.3)        --
--------------------------------------------------------------------------------------------------
Income before Cumulative Effect
of Accounting Changes (2)                         9.9      (10.2)     (76.1)      (7.6)    (198.4)
Cumulative Effect of Accounting Changes
(after-tax)                                      (2.7)        --         --         --         --
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                $7.2     $(10.2)    $(76.1)     $(7.6)   $(198.4)
==================================================================================================

(1) See footnote (1) in the Annuities segment for a description of changes to LNC's reported segments. In addition, the 1997-2000 data was restated from the prior year due to the movement of the former Reinsurance segment into "Other Operations" upon the acquisition of the Reinsurance business by Swiss Re on December 7, 2001. The Amortization of Deferred Gain line represents the amortization of the deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

(2) Cumulative Effect of Accounting Changes relates to the transition adjustment of $(0.5) million recorded in the first quarter of 2001 upon adoption of FAS No. 133 and the adjustment of $(2.2) million recorded in the second quarter of 2001 upon adoption of EITF 99-20. (Refer to page 40 for further discussion of these items.)



Other Operations reported net income of $7.2 million in 2001 and net losses of $10.2 million in 2000 and $76.1 million in 1999. Other Operations reported income from operations of $14.8 million in 2001 and losses from operations of $8.0 million in 2000 and $83.1 million in 1999. In 1999, loss from operations was $17.7 million excluding special charges reported in the Reinsurance line of $65.4 million for reserve strengthening in the HMO excess-of-loss business ($25.0 million) and settlement costs associated with the workers' compensation carve-out business underwritten by Unicover Managers, Inc. ($40.4 million).

Net income for 2001 included the impact of three restructuring charges totaling $19.5 million: two charges were recorded in the LFD line in the second and fourth quarters for $1.2 million and $2.5 million, respectively and the other charge was recorded in the fourth quarter for $15.8 million. The objectives of the plan for the $1.2 million restructuring charge recorded by LFD in the second quarter of 2001 were to reorganize the life wholesaling function within the independent planner distribution channel, consolidate retirement wholesaling territories, and streamline the marketing and communications functions in LFD. The objectives of the plan for the $2.5 million restructuring charge recorded by LFD in the fourth quarter of 2001 were to combine channel oversight, position LFD to take better advantage of ongoing "marketplace consolidation" and to expand the customer base of wholesalers in certain territories. The objectives of the plan for the $15.8 million restructuring charge recorded in the fourth quarter of 2001 were to consolidate operations and reduce excess space in LNC's Fort Wayne, Indiana operations. In light of LNC's divestiture of its reinsurance operations, which were headquartered in Fort Wayne, excess space and printing capacity will not be used. Net income for 2000 included a $0.3 million reversal of part of the restructuring charge originally recorded in 1998 as a result of the organizational/expense review of the parent company, as well as a reversal of $0.7 million related to the HMO excess-of-loss restructuring charge originally recorded by the former Reinsurance segment in 1999. Net income for 1999 included a restructuring charge of $3.2 million recorded in the third quarter by the former Reinsurance segment related to the decision to discontinue writing new HMO excess-of-loss reinsurance programs. See Note 12 to the consolidated financial statements for further discussion of these restructuring activities.

Net income for 2001 also included the impact of a $15.0 million gain on sale of reinsurance subsidiaries. Discussion of the other causes of the change in net income between years is included below in the discussion of the change in income from operations.

Comparison of 2001 to 2000

The positive variance in income from operations of $22.8 million in 2001 was due to a number of offsetting items. LNC Financing and Other Corporate had positive variances between years of $7.0 million or 8% and $13.0 million or 84%, respectively. In addition, the Reinsurance line had a positive variance of $6.3 million or 5% and the amortization of deferred gain for 2001 yielded a positive variance of $12.9 million. Partially offsetting the positive variances were increased losses from LNC's distribution organizations, LFA had an increased loss of $4.2 million or 36% and LFD had an increased loss of $12.2 million or 66%.

The loss in Financing decreased $7.0 million between years primarily due to lower long-term debt costs and lower short-term borrowing costs resulting from the ten Fed rate cuts that occurred in 2001. The decrease in long-term debt costs was related to several corporate finance activities. On August 16, 2001, the FELINE PRIDES converted resulting in the issuance of 4.63 million shares of LNC common stock and the retirement of $225 million in related trust preferred securities. On September 13, 2001, $215 million 8.75% Quarterly Income Preferred Securities were called. This transaction was funded with low interest short-term borrowings. LNC replaced short-term borrowings in the fourth quarter with two financing arrangements. On November 19, 2001, $172.5 million 7.65% Trust Preferred Securities were issued and on December 7, 2001, $250 million 10 year 6.20% senior notes were issued.

Other Corporate experienced a positive variance of $13.0 million between years primarily as a result of non-recurring items from 2000. In the first quarter of 2000, there were offsetting litigation items that created a loss of $2.6 million. In addition, there was a $2.4 million loss related to AnnuityNet. AnnuityNet is accounted for using the equity method of accounting. In 2000, LNC recognized losses for AnnuityNet up to the amount of its investment. Therefore, no further activity is expected to be recorded for AnnuityNet unless further investments are made or until it has earnings. There was also an increase of $8.6 million in incentive compensation in 2000 resulting from the achievement of the three-year long-term incentive compensation goals. This expense was not allocated to the business segments.

The Reinsurance line, which includes the historical earnings of the former Reinsurance segment had an increase in income from operations of $6.3 million in 2001. The 2001 results, however, only represent eleven months of earnings through November 30, 2001. Even with just eleven months of earnings for 2001, Lincoln Re had an improvement over the prior full year primarily as a result of a change in accounting estimate recorded in the individual markets line of business in the first quarter of 2001. Lincoln Re refined its estimate of due and unpaid premiums on its client-administered individual life reinsurance business. Lincoln Re recorded income of $25.5 million ($39.3 million pre-tax) in the first quarter of 2001 related to periods prior to 2001.

Reinsurance was also positively impacted by the re-evaluation of reserves in its exited lines of business which resulted in $15 million of earnings, primarily within the HMO excess-of-loss line of business. Partially offsetting the positive variance was the impact of losses incurred for the September 11 terrorist attacks which totaled $23.4 million (composed of a charge of $31.3 million recorded in the third quarter of 2001 and a reversal of $7.9 million recorded in the fourth quarter of 2001 due to updated information for incurred but not reported claims).

The Amortization of Deferred Gain line includes the amortization of the deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re for December ($5.0 million) along with the recognition of accelerated amortization of the deferred gain on Canadian reinsurance business that was novated to Swiss Re after December 7, 2001 ($7.9 million), but prior to year-end. In accordance with FAS 113, the gain associated with the indemnity reinsurance portion of the transaction with Swiss Re was recorded as a deferred gain and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of seven to 15 years on a declining basis. Upon novation (transfer of the legal liability), generally accepted accounting principles provide for immediate recognition in earnings of the deferred gain related to the novated business.

LFA had an increased loss from operations of $4.2 million between years due primarily to a decrease in sales revenue. LFA, a fee-based investment planning firm and broker/dealer, experienced a decrease in sales across all product lines: annuities, life insurance and other investment products. The downturn in the equity markets over the last year caused a difficult sales environment for broker/dealers. Sales in the fourth quarter of 2001 rebounded from the lower levels experienced in the first three quarters of 2001 and contributed to positive earnings for the quarter which helped reduce the loss for the year. This fourth quarter increase in sales is consistent with the trend experienced over the prior three years and can be explained as a seasonal improvement related to the year-end increase in tax planning and other related activities. In addition, in 2001, the events of September 11 derailed sales in the third quarter which created increased demand in the fourth quarter and possibly into 2002. In addition to lower revenues, LFA had an increase in overall expenses in 2001 as a result of increased salaries and other general and administrative expenses partially offset by reduced commissions and other volume related expenses. In 2002, LFA will be focused on its growth strategy to increase its financial planner base in order to expand sales while employing effective expense management.

LFD had an increased loss from operations of $12.2 million between years due to decreased sales revenue and increased expenses. LFD experienced slightly lower retail sales in 2001, and revenue decreased as a result of changes in the mix of business. In addition, LFD had lower sales of corporate owned life insurance as previously discussed in the Life
Insurance segment's result of operations. Retail sales were bolstered by strong second half sales of the StepFive(registered trademark) Fixed
Annuity, Lincoln ChoicePlus(Service Mark) Variable Annuity product line and the MoneyGuard universal life product which includes a long-term care benefit. Mutual fund sales, however, were weak throughout the year due primarily to the poor performance of the equity markets. In addition, LFD's wholesaling force was not at full strength until the end of the year. LFD had higher expenses primarily as a result of its investment in new wholesalers during 2001 partially offset by the positive impact on expenses of the two restructuring plans implemented in 2001 (see above for further discussion), as well as other targeted expense reduction activities. LFD started with 221 wholesalers at the beginning of 2001 and had 241 at December 31, 2001. LFD's on-going strategy is to target key accounts across all distribution channels. Product improvements that occurred in 2001 including a common fund line-up across variable annuity and life products, sales incentives and the momentum from increased sales levels in the second half of 2001 should bode well for the future. However, given the current uncertainty of the equity markets, LNC is cautious about sales expectations for 2002.

Comparison of 2000 to 1999

The positive variance in loss from operations (exclusive of the special charges of $65.4 million recorded in the Reinsurance line in 1999) was $9.7 million or 55% due to offsetting items. The Reinsurance line had an increase in income from operations (exclusive of the 1999 special charges) of $17 million or 16% between years due to offsetting results by business source. In addition, LFA had a positive variance in loss from operations of $9.1 million or 44%. Partially offsetting these positive variances were negative variances in LNC Financing and Other Corporate of $1.4 million or 2% and $10.5 million or 214%, respectively. In addition, LFD had an increased loss between periods of $4.5 million or 32%.

LFA had a decreased loss between years of $9.1 million or 44% as a result of increased sales volumes and decreased general and administrative expenses. LFD had an increased loss between years of $4.5 million or 32% resulting primarily from investments in wholesaling and sales management resources which were initiated during the second half of 2000. LNC Financing had a negative variance of $1.4 million or 2% between years due primarily to an increase in short-term borrowing costs caused by both an increase in the average outstanding commercial paper balance and an increase in interest rates. Other Corporate had a negative variance between years of $10.5 million or 214% due primarily to an increase in incentive compensation in 2000 resulting from the achievement of the three-year long-term incentive compensation goals. This expense was not allocated to the business segments. In addition, offsetting litigation settlements contributed to the increased loss between years (see Litigation below for further discussion).

Litigation

During the first quarter of 2000, the appellate court upheld LNC's position in litigation relating to the 1992 sale of the Employee Life-Health Benefit business segment. As a result of this favorable decision, LNC's earnings increased by approximately $11.2 million ($17.2 million pre-tax).

During the fourth quarter of 2000, Lincoln National Life Insurance Company ("LNL") reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of LNL non-variable universal life and participating whole life insurance policies. It requires that LNL provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 policies. Owners of approximately 4,300 policies have excluded themselves (opted-out) from the settlement and, with respect to these policies, will not be bound by the settlement. Total charges recorded during 2000 for this settlement aggregated $42.1 million after-tax ($64.7 million pre-tax). With the court's approval of the settlement in the second quarter of 2001 and the expiration in the third quarter of 2001 of the time to file an appeal, the case was concluded for all policyholders not previously opting out. During the third quarter of 2001, settlement was reached with some of the owners of policies who opted-out of the original settlement. Overall, the third quarter developments relating to these matters were slightly favorable when compared to the assumptions underlying the estimates made in 2000 when the related charges were taken; however, there is continuing uncertainty as to the ultimate costs of settling the remaining opt-out cases. It is management's opinion that such future developments will not materially affect the consolidated financial position of LNC.

In December 2000, LNC received a $43 million (pre-tax) cash payment in exchange for agreeing to modify certain non-compete terms included in an acquisition completed by LNC prior to 1999. In LNC's purchase accounting for this acquisition, the non-compete terms of the acquisition agreement were believed to have only negligible value and there was no reasonable basis for estimating the additional business and profits, if any, that might result from these non-compete terms. Under these facts and circumstances, LNC concluded that no separately identifiable intangible asset should be recorded for the non-compete terms. However, events in 2000 resulted in a substantial increase in the value of these non-compete terms, culminating with the receipt of the $43 million payment. LNC does not believe that the forfeiture of its remaining non-compete rights and benefits, which would have otherwise expired in 2001, diminishes the value of goodwill recorded in the acquisition. As a result, LNC recorded the $28.0 million ($43 million pre-tax) payment in fourth quarter 2000 net income.


CONSOLIDATED INVESTMENTS
----------------------------------------------------------------------------

The consolidated assets under management including consolidated investments and assets held in separate accounts on the balance sheet, and external assets under management classified by investment advisor, mean invested assets, net investment income and investment yield are as follows:



December 31 (in billions)                      2001       2000       1999       1998       1997
--------------------------------------------------------------------------------------------------
Assets Managed by Advisor
Investment Management Segment(1):
External Assets                               $47.9      $52.9      $61.4      $61.5      $56.4
Insurance Assets                               38.1       35.7       35.9       39.4       35.7
Lincoln UK                                      6.9        7.9        8.6        7.6        6.8
Within Business Units (Policy Loans)            1.9        1.9        1.9        1.8        0.8
Non-LNC Affiliates                             31.4       32.9       32.7       23.5       19.4
--------------------------------------------------------------------------------------------------
Total Assets Managed                         $126.2     $131.3     $140.5     $133.8     $119.1

Mean Invested Assets                         $37.62     $37.47     $39.03     $36.50     $30.34
Adjusted Net Investment Income(2)             $2.69      $2.75      $2.82      $2.69      $2.26
Investment Yield (ratio of net investment
income to mean invested assets)                7.14%      7.35%      7.21%      7.36%      7.46%
==================================================================================================

(1) See Investment Management segment data starting on page 53 for additional detail.

(2) Includes tax-exempt income.



Investment Objective: Invested assets are an integral part of the Annuities, Life Insurance and Lincoln UK segments' operations. For discussion of external assets under management, i.e. retail and institutional assets, see the Investment Management segment discussion starting on page 53. LNC follows a balanced approach of investment for both current income and prudent risk management, with an emphasis on generating sufficient current income to meet LNC's obligations. This approach requires the evaluation of risk and expected return of each asset class utilized, while still meeting the income objectives of LNC. This approach also permits LNC to be more effective in its asset-liability management, since decisions can be made based upon both the economic and current investment income considerations affecting assets and liabilities.

Investment Portfolio Composition and Diversification: Fundamental to LNC's investment policy is diversification across asset classes. LNC's investment portfolio, excluding cash and invested cash, is composed of fixed maturity securities; mortgage loans on real estate; real estate either wholly owned or in joint ventures and other long-term investments. LNC purchases investments for its segmented portfolios that have yield, duration and other characteristics that take into account the liabilities of the products being supported. The dominant investments held are fixed maturity securities, which represent approximately 78% of the investment portfolio. The total investment portfolio increased $744.4 million in 2001 and decreased $209.7 million in 2000. The increase in 2001 was due to the purchase of investments from cash flow generated by the business units, positive net cash flows for fixed annuity portfolios and market appreciation of fixed maturity securities due to the significant decline in interest rates during 2001. The decrease in 2000 was due primarily to net cash outflows for fixed annuity portfolios. This decline was partially offset by new purchases of investments from cash flow generated by the business units and market appreciation of fixed maturity securities due to the decline in interest rates during 2000.

Fixed Maturity Security Ratings: LNC maintains a high-quality fixed maturity securities portfolio. As of December 31, 2001, $6.7 billion or 23.6% of its fixed maturity securities portfolio had ratings of AA or better. Fixed maturity securities with below-investment grade ratings (BB or less) were $2.4 billion or 8.3% of the total fixed maturity securities portfolio (see Note 3 to the consolidated financial statements). The below-investment-grade fixed maturity securities represent 6.5% of LNC's total investment portfolio. The interest rates available on these below-investment-grade securities are significantly higher than are available on other corporate debt securities. Also, the risk of loss due to default by the borrower is significantly greater with respect to such below investment grade securities because these securities are generally unsecured, often subordinated to other creditors of the issuer and issued by companies that usually have high levels of indebtedness. LNC attempts to minimize the risks associated with these below investment grade securities by limiting the exposure to any one issuer and by closely monitoring the credit worthiness of such issuers. For the year ended December 31, 2001, the aggregate cost of below investment grade securities purchased was $107.3 million. Aggregate proceeds from such investments sold were $121.0 million, resulting in a realized pre-tax loss at the time of sale of $2.4 million.

Securities Available-for-Sale: LNC's entire fixed maturity and equity securities portfolio is classified as "available-for-sale" and is carried at fair value on its balance sheet. Because the general intent of the "available-for-sale" accounting rules is to reflect shareholders' equity as if unrealized gains and losses were actually recognized, it is necessary for LNC to consider all related accounting adjustments that would occur upon such a hypothetical recognition of unrealized gains and losses. Such related balance sheet effects include adjustments to the balances of deferred acquisition costs, policyholder commitments and deferred income taxes. Adjustments to each of these balances are charged or credited directly to shareholders' equity as part of LNC's "available-for-sale" accounting. For instance, deferred acquisition costs are adjusted upon the recognition of unrealized gains or losses since the amortization of deferred acquisition costs is based upon an assumed emergence of gross profits on certain insurance business. In a similar manner, adjustments to the balances of policyholder reserves or commitments are made because LNC has either a contractual obligation or has a consistent historical practice of making allocations of investment gains or losses to certain policyholders. Deferred income tax balances are also adjusted, since unrealized gains or losses do not affect actual taxes currently paid. See
Note 3 to the consolidated financial statements for details of the gross unrealized gains and losses as of December 31, 2001.

Mortgaged-Backed Securities: LNC's fixed maturity securities available-for-sale include mortgage-backed securities. The mortgage-backed securities included in LNC's investment portfolio are subject to risks associated with variable prepayments. This may result in these securities having a different actual cash flow and maturity than expected at the time of purchase. Securities that have an amortized cost greater than par and are backed by mortgages that prepay faster than expected will incur a reduction in yield or a loss. Those securities with an amortized cost lower than par that prepay faster than expected will generate an increase in yield or a gain. In addition, LNC may incur reinvestment risks if market yields are lower than the book yields earned on the securities. Prepayments occurring slower than expected have the opposite impact. LNC may incur disinvestment risks if market yields are higher than the book yields earned on the securities and LNC is forced to sell the securities. The degree to which a security is susceptible to either gains or losses is influenced by
1) the difference between its amortized cost and par, 2) the relative sensitivity of the underlying mortgages backing the assets to prepayment in a changing interest rate environment and 3) the repayment priority of the securities in the overall securitization structure.

LNC limits the extent of its risk on mortgage-backed securities by prudently limiting exposure to the asset class, by generally avoiding the purchase of securities with a cost that significantly exceeds par, by purchasing securities backed by stable collateral, and by concentrating on securities with enhanced priority in their trust structure. Such securities with reduced risk typically have a lower yield (but higher liquidity) than higher-risk mortgage-backed securities. At selected times, higher-risk securities may be purchased if they do not compromise the safety of the general portfolio. At December 31, 2001, LNC did not have a significant amount of higher-risk mortgage-backed securities. There are negligible default risks in the mortgage-backed securities portfolio as a whole as the vast majority of the assets are either guaranteed by U.S. government-sponsored entities or are supported in the securitization structure by junior securities enabling the assets to achieve high investment grade status. See Note 3 to the consolidated financial statements for additional detail about the underlying collateral.

Mortgage Loans on Real Estate and Real Estate: As of December 31, 2001, mortgage loans on real estate and investments in real estate represented 12.6% and 0.7% of the total investment portfolio. As of December 31, 2001, the underlying properties supporting the mortgage loans on real estate consisted of 34.8% in commercial office buildings, 25.6% in retail stores, 15.5% in industrial buildings, 12.4% in apartments, 7.8% in hotels/motels and 3.9% in other. Mortgage loans on real estate in California and Texas accounted for approximately 30% of the total carrying value of mortgage loans.

LNC completed securitizations of commercial mortgage loans in both the fourth quarter of 2000 and the fourth quarter of 2001. In each securitization, the loans were transferred to a trust held in a "qualified" off-balance sheet special purpose entity ("SPE") which is therefore not consolidated into LNC. In the first securitization, the loans had a fair value of $186.0 million and a carrying value of $185.7 million. LNC retained a 6.3% interest in the securitized assets. LNC received $172.7 million from the trust for the sale of the senior trust certificates representing the other 93.7% beneficial interest. A realized gain of $0.4 million pre-tax was recorded on this sale. A recourse liability was not recorded since LNC is not obligated to repurchase any loans from the trust that may later become delinquent. Cash flows received during 2001 and 2000 from interests retained in the trust were $2.6 million and $0.4 million, respectively.

In the second securitization completed in 2001, the loans had a fair value of $209.7 million and a carrying value of $198.1 million. LNC received $209.7 million from the trust for the sale of the loans. A recourse liability was not recorded since LNC is not obligated to repurchase any loans from the trust that may later become delinquent. Servicing fees of $0.03 million were received in 2001. The transaction was hedged with total return swaps to lock in the value of the loans. LNC recorded a loss on the hedge of $10.1 million pre-tax and a realized gain on the sale of $11.6 million pre-tax resulting in a net gain of $1.5 million pre-tax. Upon securitization, LNC did not retain an interest in the securitized assets; however, LNC later invested $14.3 million of its general account assets in the certificates issued by the trust. This investment is included in fixed maturity securities on the consolidated balance sheet.

Limited Partnership Investments: As of December 31, 2001, there were $329.5 million of limited partnership investments included in consolidated investments. These include investments in approximately 50 different partnerships that allow LNC to gain exposure to a broadly diversified portfolio of asset classes such as venture capital, hedge funds, and oil and gas. They are generally fairly large partnerships with several third party partners. These partnerships do not represent off-balance sheet financing to LNC. Select partnerships contain "capital calls" which require LNC to contribute capital upon notification by the general partner. These capital calls are contemplated during the initial investment decision and are planned for well in advance of the call date. The capital calls are not material in size and pose no threat to LNC's liquidity. The capital calls are included on LNC's table of contingent commitments on page 67. Limited partnership investments are accounted for using the equity method of accounting and the majority of these investments are included in "Other Investments" on the consolidated balance sheets.

Net Investment Income: Net Investment income decreased $67.5 million or 2% in 2001 due to a decrease in the yield on investments from 7.35% to 7.14% (all calculations on a cost basis). The decrease in the yield on investments was primarily due to lower interest rates on new securities purchased along with an increase in security defaults resulting from the weak economy in 2001. In addition, LNC transferred higher yielding invested assets and received current fair value as part of the close of the sale of the reinsurance business to Swiss Re on December 7, 2001. The proceeds of the sale were invested in lower yielding highly liquid short-term investments. Mean invested assets only increased 0.4% in 2001. Net investment income decreased $60.4 million or 2% in 2000 due to a 4% decrease in mean invested assets partially offset by an increase in the yield on investments from 7.21% to 7.35% (all calculations on a cost basis). The decrease in mean invested assets in 2000 was due primarily to net cash outflows from fixed annuities in the Annuities segment.

Realized Gain (Loss) on Investments and Derivative Instruments: The pre-tax realized gain (loss) on investments, net of associated amortization of deferred acquisition costs and expenses, was $(114.5) million, $(28.3) million and $3.0 million in 2001, 2000 and 1999, respectively. The after-tax gain (loss) in 2001, 2000 and 1999 was $(73.6) million, $(17.5) million and $3.8 million, respectively. The loss in 2001 was primarily the result of the write-down and provision for losses on investments due to credit deterioration, and to a lesser extent the sale of investments. Losses and write-downs recorded in the fourth quarter of 2001 on Enron and Argentina investments totaled $41.8 million (pre-tax). The loss in 2000 was primarily the result of the sale of investments, and to a lesser extent the write-down and provision for losses on investments. The gain in 1999 was primarily the result of the sale of investments. Write-downs and provisions for losses offset a portion of the realized gain.

Write-Downs and Allowance for Losses: Securities available-for-sale, mortgage loans on real estate and real estate that were deemed to have declines in fair value that were other than temporary were written down. The fixed maturity securities to which these write-downs apply were generally of investment grade quality at the time of purchase, but were classified as "below-investment grade" at the time of the write-downs. EITF 99-20 changed the manner in which impairment on certain investments in collateralized securities is determined. The cumulative effect adjustment that LNC recorded in connection with the adoption of EITF 99-20 in the second quarter of 2001 was a net realized loss on investments of $11.3 million after-tax ($17.3 million pre-tax). Also, write-downs and allowances for losses on select mortgage loans on real estate, real estate and other investments were established when the underlying value of the property was deemed to be less than the carrying value. These write-downs and provisions for losses are disclosed within the notes to the accompanying consolidated financial statements (see Note 3 to the consolidated financial statements).

Use of Derivatives: The primary use of derivatives at LNC is to hedge interest rate risk that is embedded in either life insurance and annuity product liabilities or investment portfolios. To a lesser extent, derivatives are also used to hedge exposures to foreign currency and equity market risks. Derivatives held at December 31, 2001 contain industry standard terms and are entered into with financial institutions with long-standing, superior performance records.

REVIEW OF CONSOLIDATED FINANCIAL CONDITION
-----------------------------------------------------------------------------

Liquidity and Cash Flow

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations to meet cash requirements with a prudent margin of safety. Because of the interval of time from receipt of deposit or premium until payment of benefits or claims, LNC and other insurers employ investment portfolios as an integral element of operations. By segmenting its investment portfolios along product lines, LNC enhances the focus and discipline it can apply to managing the liquidity, as well as the interest rate and credit risk of each portfolio commensurate with the profile of the liabilities. For example, portfolios backing products with less certain cash flows and/or withdrawal provisions are kept more liquid than portfolios backing products with more predictable cash flows.

The consolidated statements of cash flows on page 82 indicate that operating activities provided cash of $1.3 billion, $2.0 billion and $2.3 billion in 2001, 2000 and 1999, respectively. This statement also classifies the other sources and uses of cash by investing activities and financing activities and discloses the amount of cash available at the end of the year to meet LNC's obligations.

Although LNC generates adequate cash flow to meet the needs of its normal operations, periodically LNC may issue debt or equity securities to fund internal expansion, acquisitions, investment opportunities and the retirement of LNC's debt and equity. LNC had an unused balance as of December 31, 2001 of $402.5 million on its existing shelf registration filed in December 1998 that would allow LNC to issue various securities. The hybrid securities utilize four subsidiaries (Lincoln National Capital III, IV, V and VI) which were formed for the specific purpose of issuing securities. All of these subsidiaries' common securities are owned by LNC. Cash funds are also available from LNC's revolving credit agreements, which provide for borrowing up to $700 million (see Note 5 to the consolidated financial statements).

LNC purchased and retired 11,278,022; 6,222,581; and 7,675,000 shares of common stock at a cost of $503.7 million, $210.0 million and $377.7 million in 2001, 2000 and 1999, respectively. In May 1999, the LNC board authorized $500 million to repurchase LNC securities. The shares repurchased in 1999 included 4,875,600 shares at a cost of $236.6 million that were purchased under the May 1999 board authorization. In November 2000, the LNC board authorized an additional $500 million to repurchase LNC securities. At the time of this authorization, there was $99.7 million remaining under the May 1999 board authorization. All of the shares repurchased in 2000 came under the May 1999 board authorization. In July 2001, the LNC board authorized an additional $500 million to repurchase LNC securities. In 2001, the remaining amount ($53.4 million) under the May 1999 board authorization was used and $450.4 million under the November 2000 board authorization was used. At December 31, 2001, this leaves amounts under the November 2000 and July 2001 board authorizations to repurchase an additional $549.6 million of LNC securities.

On August 16, 2001, LNC settled mandatory stock purchase contracts issued in conjunction with the FELINE PRIDES financing. This action resulted in the issuance of 4.6 million shares of LNC stock at $49.67 per share. Investors had the option of settling the purchase contract with separate cash or by having the collateral securing their purchase obligations sold. In the case of investors who held the Trust Originated Preferred Securities ("TOPrS") as collateral for the purchase contracts, they were permitted to enter into a remarketing process with proceeds used to settle the contracts. On August 13, 2001, the remarketing failed resulting in the retirement of $225 million TOPrS. A total of $5 million of two-year TOPrS remain outstanding which represents investors who chose to settle with separate cash and hold onto their TOPrS until maturity.

On September 13, 2001, LNC redeemed all 8.6 million shares of the $215 million outstanding 8.75% Cumulative Quarterly Income Preferred Securities, Series A that were issued by Lincoln National Capital I and guaranteed by LNC. On December 7, 2001, LNC announced plans to call $100 million 8.35% TOPrS issued by Lincoln Capital II and guaranteed by LNC. The redemption date was January 7, 2002.

On November 19, 2001, LNC issued 6.9 million shares of $172.5 million 7.65% Trust Preferred Securities ("TRUPS") through Lincoln National Capital V. On December 7, 2001, LNC issued $250 million 6.20% ten-year senior notes.

On December 7, 2001, Swiss Re acquired LNC's reinsurance operation for $2.0 billion. In addition, LNC retained the capital supporting the reinsurance operation. After giving affect to the increased levels of capital needed within the Life Insurance and Annuity segments that result from the change in the ongoing mix of business under LNC's internal capital allocation models, the disposition of LNC's reinsurance operation has freed-up approximately $100 million of capital. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. An immediate gain of $15.0 million after-tax was recognized on the sale of the stock companies. Approximately $565 million of the proceeds from the transaction will be used to pay taxes and associated deal costs, leaving LNC with $1.4 billion of after-tax net proceeds from Swiss Re. Prior to December 31, 2001, LNC used $115 million to repurchase shares of LNC stock and $166.3 million was used to reduce outstanding short-term debt. LNC may use the remainder of the proceeds to purchase another organization or block of business within the financial services industry or to repurchase its debt or stock. As LNC evaluates opportunities in the financial services industry, it will invest the proceeds in high quality, liquid investment instruments and may retire additional portions of its debt and repurchase shares of its common stock.

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

LNC's insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Generally, these restrictions pose no short-term liquidity concerns for the holding company. However, as discussed in detail within Note 7 to the consolidated financial statements, the acquisition of two blocks of business in 1998 resulted in negative statutory earned surplus for LNL which triggered certain approval requirements in order for LNL to declare and pay dividends to LNC. As a result of negative earned surplus, LNL was required to obtain the prior approval of the Indiana Insurance Commissioner ("Commissioner") before paying any dividends to LNC until its statutory earned surplus became positive. LNL recently received approval from the Commissioner to reclassify total dividends of $495 million paid to LNC in 2001 from LNL's earned surplus to paid-in-capital. This change plus the increase in statutory earned surplus from the indemnity reinsurance transaction with Swiss Re resulted in positive statutory earned surplus for LNL at December 31, 2001. As long as LNL's earned surplus remains positive, future dividends not in excess of earned surplus will be deemed ordinary, not requiring prior approval from the Commissioner.

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

The tables below summarize LNC's obligations and commitments to make future payments under contracts in place at December 31, 2001, as well as contingent commitments in place at December 31, 2001.



Contractual Obligations
                                                                                                              Future     Amount
                                                                                                               Amor-        Per
                                                                                       There-              tization/    Balance
Contractual Obligations (in millions) 2002      2003      2004      2005      2006      after      Total  Adjustment      Sheet
--------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt (1)                 $350.2       $--       $--       $--       $--        $--     $350.2         $--     $350.2
Long-Term Debt                          --        --        --     193.0        --      670.3      863.3        (1.6)     861.7
Company-obligated
mandatorily redeemable
preferred securities of
subsidiary trusts holding
solely junior subordinated
debentures                           100.0 (2)   5.0        --        --        --      372.5      477.5        (2.8)     474.7
Operating Leases                      73.4      65.5      62.3      58.9      56.1      142.4      458.6          --         --
Information Technology
Contract (3)                          75.0      75.0      75.0       6.3        --         --      231.3          --         --
--------------------------------------------------------------------------------------------------------------------------------
Totals                              $598.6    $145.5    $137.3    $258.2     $56.1   $1,185.2   $2,380.9       $(4.4)  $1,686.6
================================================================================================================================



Contingent Commitments
                                                             Amount of Commitment Expiring per Period
--------------------------------------------------------------------------------------------------------------------------------
                                              Total
                                             Amount       Less than                                                  After
Commitments (in millions)                 Committed          1 Year          1-3 Years          4-5 Years          5 Years
--------------------------------------------------------------------------------------------------------------------------------
Lines of Credit (amount outstanding
at 12/31/2001 is $0)                         $700.0          $400.0                $--             $300.0              $--
Standby Letters of Credit
(amount outstanding at 12/31/2001
is $765.7 million)                            800.0           800.0                 --                 --               --
Guarantees                                     23.9             0.1                0.7                1.6             21.5
Investment Commitments                        219.5 (4)        80.4               87.5               51.5              0.1
Standby Commitments to Purchase
Real Estate upon Completion
and Leasing                                   276.6           114.7              161.9                 --               --
--------------------------------------------------------------------------------------------------------------------------------
                                           $2,020.0        $1,395.2             $250.1             $353.1            $21.6
================================================================================================================================

(1) Includes the current portion of long-term debt.

(2) The 8.35% Trust Originated Preferred Securities were redeemed on January 7, 2002.

(3) The future minimum annual costs under LNC's information technology contract with IBM which expires on January 1, 2005, range from $40.9 million - $56.8 million per year. However, based on usage, the fees are estimated to range from
    $65 million - $75 million per year.

(4) Total includes $68.3 million of capital calls on limited partnership investments, $108.1 million of real estate pre-buys, and $27.6 million and $15.5 million of commitments for mortgage loans and private placement securities, respectively.



As of December 31, 2001, LNC's senior debt ratings were Moody's at A3 ("Upper Medium Grade"), Standard and Poor's at A- ("Strong"), Fitch at A+ ("Strong") and A.M. Best at a ("Strong"), and LNC's commercial paper ratings included Moody's at P-2 ("Strong"), Standard and Poor's at A-2 ("Satisfactory") and Fitch at F-1 ("Very Strong"). In October of 2000, Moody's downgraded LNC's senior debt from A2 ("Upper Medium Grade") to A3 ("Upper Medium Grade") and LNC's commercial paper from P-1 ("Superior") to P-2 ("Strong"). Although there are less investors for A-2/P-2 commercial paper and there are periods in which there is weak investor interest in A-2/P-2 commercial paper, through December 31, 2001, LNC's liquidity has not been adversely impacted. LNC can also draw upon alternative short-term borrowing facilities such as revolving lines of bank credit. LNC's commercial paper is supported by two short-term bank borrowing facilities, a $400 million 364-day revolving credit facility maturing in December 2002 and a $300 million revolving credit facility maturing in December 2005. LNC's revolving credit facilities do not contain ratings-based default triggers or material adverse change provisions. LNC's 364-day revolving credit contains a one-year term-out feature which allows LNC to convert any loans outstanding on the maturity date of the credit facility into a one-year term loan subject to a floating interest rate.

From late December 2000 through early January 2001, and again immediately following the events of September 11, 2001, LNC experienced periods of greater volatility in commercial paper borrowing rates as an A-2/P-2 issuer with the spread above A-1/P-1 rates ranging from 0.25% to 0.50%. During such times of greater volatility, LNC may experience difficulty in placing longer-term commercial paper (defined as 30-90 day maturities), and as a result, experience increased short-term financing costs.

As of December 31, 2001, Lincoln National (UK) PLC's commercial paper ratings were Standard and Poor's at A-2 ("Satisfactory") and Moody's at P-2 ("Strong"). In March of 2001, Standard and Poor's affirmed Lincoln National
(UK) PLC's commercial paper rating at A-2. After the events of September 11, 2001, the European Commercial Paper ("ECP") market contracted, but in late October 2001 the markets began to normalize. During the time of the market contraction, Lincoln National (UK) PLC was able to draw upon alternative borrowing facilities in the form of bank loans. This form of short-term borrowing causes an increase in the borrowing rate of approximately 0.15% per annum. However, this was countered by a decrease in interest rates, effectively lowering the overall cost of borrowing. In addition, due to an increase in cash flow generated from operations, Lincoln UK reduced its commercial paper borrowings from $164.6 million at December 31, 2000 to $96.0 million at December 31, 2001. Lincoln UK's average commercial paper borrowings for the year ended December 31, 2001 and 2000 were $129.4 million and $156.0 million, respectively.

LNC's current ratings from Standard and Poor's, Moody's and Fitch are on "stable outlook" and ratings from A.M. Best are on "positive outlook". The term "stable outlook" suggests no ratings action is anticipated in the next 12 months. The A.M. Best "positive outlook" suggests conditions are present for potential upgrade within the next 12 months. LNC undergoes significant annual reviews by all the major rating agencies, which focus on the detailed financial performance in each line of business and take into account company and industry trends. In addition, LNC maintains regular dialogue with the agencies throughout the year on material company and/or industry developments. During 2001, dialogue included detailed information exchanged on the effects of the events of September 11, the Enron bankruptcy, and other industry and company issues as they arose. The rating agencies have all affirmed both LNC and LNL's current ratings as of December 31, 2001. If current debt ratings and claims paying ratings were downgraded in the future, certain covenants of various contractual obligations may be triggered which could impact overall liquidity. In addition, contractual selling agreements with intermediaries could be negatively impacted which could have an adverse impact on overall sales of annuities, life insurance and investment products.

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

CAPITAL RESOURCES
------------------------------------------------------------------------------

Total shareholders' equity increased $309.4 million during the year ended December 31, 2001. Excluding the increase of $205.2 million related to the increase in the unrealized gain on securities available-for-sale and derivative instruments and the cumulative effect of accounting change related to derivative instruments, shareholders' equity increased $104.2 million. This increase in shareholders' equity was the net result of increases due to $590.2 million of net income, $90.5 million from the issuance of common stock related to benefit plans and $230.0 million from the settlement of LNC stock purchase contracts issued in conjunction with FELINE PRIDES financing, partially offset by $30.0 million related to a decrease in the accumulated foreign exchange gain, $36.0 million related to a minimum pension liability adjustment, $231.8 million related to the declaration of dividends to shareholders, $503.7 million for the retirement of common stock, $4.7 million for the cancellation of shares related to the acquisition of subsidiaries and $0.3 million for the forfeiture of shares under benefit plans.

During May 1999, LNC's Board of Directors approved a two-for-one stock split for its common stock. The record date for the stock split was June 4, 1999 and the additional shares were distributed to shareholders on June 21, 1999.

Capital adequacy is a primary measure used by insurance regulators to determine the financial stability of an insurance company. In the U.S., risk-based capital guidelines are used by the National Association of Insurance Commissioners to determine the amount of capital that represents minimum acceptable operating amounts related to insurance and investment risks. Regulatory action is triggered when an insurer's statutory-basis capital falls below the formula-produced capital level. At December 31, 2001, statutory-basis capital for each of LNC's U.S. insurance subsidiaries was in excess of regulatory action levels of risk-based capital required by the jurisdiction of domicile.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The domiciliary states of LNC's U.S. insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that LNC's U.S. insurance subsidiaries use to prepare their statutory-basis financial statements. The impact of these changes to LNC and its U.S. insurance subsidiaries' statutory-based capital and surplus as of January 1, 2001 was not significant.

As noted above, shareholders' equity includes net unrealized gain (loss) on securities available-for-sale. In addition, effective January 1, 2001, upon the adoption of FAS 133, shareholders' equity includes net unrealized gain
(loss) on derivative instruments. At December 31, 2001, the book value of $28.10 per share included $1.16 of unrealized gains on securities and derivative instruments. At December 31, 2000, the book value of $25.92 per share included $0.07 of unrealized gains on securities.

CONTINGENCIES
------------------------------------------------------------------------------

See Note 7 to the consolidated financial statements for information regarding contingencies.

LEGISLATION
------------------------------------------------------------------------------

The Financial Services Modernization Act was passed in November 1999 and repeals the Glass-Steagall Act of 1993 and expands the Bank Holding Company Act of 1956. This act allows, among other things, cross-ownership by banks, securities firms and insurance companies. In 2001, there were some cross-ownership activities in the financial services industry, however, there was minimal impact on LNC's operations. Tax legislation could increase or reduce tax-advantages for some of LNC's life and annuity products. LNC continues to support reductions in the tax burden imposed on its businesses, employees and policyholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
------------------------------------------------------------------------------

Market Risk Exposures of Financial Instruments

LNC analyzes and manages the risks arising from market exposures of financial instruments, as well as other risks, in an integrated asset-liability management process that takes diversification into account. By aggregating the potential effect of market and other risks of the entire enterprise, LNC estimates, reviews and in some cases manages the risk to its earnings and shareholder value. LNC has exposures to several market risks including interest rate, default risk, foreign currency exchange, liquidity and equity price risks.

The exposures of financial instruments to market risks, and the related risk management processes, are most important in the Annuities and Life Insurance segments. It is within these segments where most of the invested assets support accumulation and investment oriented insurance products. As an important element of its integrated asset-liability management process, LNC uses derivatives to minimize the effects of changes in interest levels and the shape of the yield curve. In this context, derivatives are designated as a hedge and serve to reduce interest rate risk by mitigating the effect of significant increases in interest rates on LNC's earnings. Additional market exposures exist in LNC's other general account insurance products and in its debt structure and derivatives positions. The primary sources of market risk are: 1) substantial, relatively rapid and sustained increases or decreases in interest rates, 2) fluctuations in currency exchange rates or 3) a sharp drop in equity market values. Each of these market risks are discussed in detail in the following pages.

1) Interest Rate Risk

Accumulation and Investment Oriented Insurance Products. General account assets supporting accumulation and investment oriented insurance products total $24.6 billion or 68% and $23.1 billion or 65% of total invested assets at December 31, 2001 and 2000, respectively.

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

Fixed Deferred Annuities. Assets of $16.5 billion and $15.5 billion at December 31, 2001 and 2000, respectively, support the largest category of accumulation and investment oriented insurance products, fixed deferred annuities. For these products, LNC may adjust renewal crediting rates monthly or quarterly, subject to guaranteed minimums ranging from 3% to 5%. The higher minimums apply to in-force blocks of older products that no longer are sold. Annuity insurance customers have the right to surrender their policies at account value less a surrender charge that grades to zero over periods ranging from 5 to 10 years from policy issue date or, in some cases, the date of each premium received. In some cases, a market value adjustment may also apply. Due to LNC's ability to change crediting rates to reflect investment experience on the majority of its traditional annuity products, the underlying assets are assumed to be a good proxy for the interest rate risk inherent in these liabilities. This assumption is appropriate for probable movements in interest rates over the next 12 months. This assumption may not be appropriate for a substantial, relatively rapid increase or decrease in interest rates that is then sustained over a long period.

Universal Life. LNC had $6.2 billion and $5.8 billion in assets at December 31, 2001 and 2000, respectively, supporting universal life insurance on which it has the right to adjust renewal crediting rates subject to guaranteed minimums ranging from 4% to 6% at December 31, 2001. Similar to annuities, universal life insurance customers have the right to surrender their policies at account value less a surrender charge that grades to zero over periods ranging from 10 to 20 years from policy issue date or, in some cases, the date of each premium received.

Guaranteed Interest Contracts and Group Pension Annuities. LNC had assets totaling $1.9 billion and $1.8 billion at December 31, 2001 and 2000, respectively that support guaranteed interest contracts, group pension annuities and immediate annuities. Generally, the cash flows expected on these liabilities do not vary with fluctuations in market interest rates and are not adjustable by LNC. Accordingly, if experience on the assets supporting these products is more adverse than the assumptions used in pricing the products, spreads will tend to be below expectations. LNC limits exposure to interest rate risk by managing the duration and maturity structure of each investment portfolio in relation to the liabilities it supports.

Other General Account Insurance Products. LNC had $11.5 billion and $12.3 billion of assets at December 31, 2001 and 2000, respectively, supporting general account products, including disability income and term life insurance. For these products, the liability cash flows may have actuarial uncertainty. However, their amounts and timing do not vary significantly with interest rates. LNC limits interest rate risk by analyzing the duration of the projected cash flows and structuring investment portfolios with similar durations.

Interest Rate Risk - Falling Rates. Interest rates declined in 1998, rose in 1999 and declined again in 2000 and 2001. For example, the five-year Treasury yield decreased from 5.7% in 1997 to 4.5% by the end of 1998, increased to 6.3% by the end of 1999, and declined from 5.0% at the end of 2000 to 4.3% at the end of 2001. Under scenarios in which interest rates fall and remain at levels significantly lower than those prevailing at December 31, 2001, minimum guarantees on annuity and universal life insurance policies (generally 3% to 5% or an average of approximately 4%) could cause the spread between the yield on the portfolio and the interest rate credited to policyholders to deteriorate. Select contracts that specify these minimum guarantees can be amended periodically to reflect current interest rate conditions. The earned rate on the annuity and universal life insurance portfolios averaged 7.3% and 7.7%, respectively, for the year ended December 31, 2001, providing a cushion for a decline before the earned rates would be insufficient to cover minimum guaranteed rates plus the target spread. The maturity structure and call provisions of the related portfolios are structured to afford protection against erosion of this cushion for a period of time. However, spreads would be at risk if interest rates continued to fall and remained lower for a long period. LNC devotes extensive effort to evaluating these risks by simulating asset and liability cash flows for a wide range of interest rate scenarios. LNC manages these exposures by maintaining a suitable maturity structure and by limiting its exposure to call risk in each respective investment portfolio.

LNC believes that the portfolios supporting its accumulation and investment oriented insurance products have a prudent degree of call protection individually and on a consolidated basis. As of December 31, 2001, the mortgage-backed securities ("MBS") and asset-backed securities ("ABS") portion represented a total of $3.5 billion or 14% of the $24.6 billion of general account assets supporting such products. Of this portfolio, 9% of general account assets or $2.2 billion is subject to residential prepayment risk from investments made in Collateralized Mortgage Obligations ("CMOs"), mortgage pass-throughs, manufactured housing and home equity loans. As of December 31, 2000, the MBS and ABS portion of the portfolio represented a total of $4.2 billion or 18% of the $23.1 billion of general account assets supporting such products. LNC's MBS portfolio has equal to or slightly less prepayment risk than the MBS pass-through market in general primarily due to holding more seasoned securities in the portfolio.

Interest Rate Risk - Rising Rates. For both annuities and universal life insurance, a rapid and sustained rise in interest rate poses risks of deteriorating spreads and high surrenders. The portfolios supporting these products have fixed-rate assets laddered over maturities generally ranging from one to ten years or more. Accordingly, the earned rate on each portfolio lags behind changes in market yields. As rates rise, the lag may be increased by slowing MBS prepayments. The greater and faster the rise in interest rates, the more the earned rate will tend to lag behind market rates. If LNC sets renewal crediting rates to earn the desired spread, the gap between its renewal crediting rates and competitors' new money rates may be wide enough to cause increased surrenders. If LNC credits more competitive renewal rates to limit surrenders, its spreads will narrow. LNC devotes extensive effort to evaluating these risks by simulating asset and liability cash flows for a wide range of interest rate scenarios. Such analysis has led to adjustments in the target maturity structure and to hedging the risk of rising rates by buying out-of-the-money interest rate cap agreements and swaptions (see discussion below). With these instruments in place, the potential adverse impact of a rapid and sustained rise in rates is kept within corporate risk tolerances.

Debt. As of December 31, 2001, LNC had short-term debt, long-term debt and company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures totaling $1.69 billion ($1.44 billion with fixed rates and $0.25 billion with floating rates). As of December 31, 2000, LNC had short-term debt, long-term debt and minority interest-preferred securities of subsidiary companies totaling $1.77 billion ($1.46 billion with fixed rates and $0.31 billion with floating rates). LNC manages the timing of maturities and the mixture of fixed-rate and floating-rate debt as part of the process of integrated management of interest rate risk for the entire enterprise.

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

LNC uses interest rate cap agreements to hedge against the negative impact of a significant and sustained rise in interest rates. Interest rate caps are contracts that require counterparties to pay LNC at specified future dates the amount, if any, by which a specified market interest rate exceeds the cap rate stated in the agreements, applied to a notional amount. As of December 31, 2001 and 2000, LNC had agreements with notional amounts of 1.3 billion and 1.6 billion, respectively. At December 31, 2001, the agreements had cap rates ranging from 300 to 750 basis points above prevailing interest rates. The cap rates in some contracts increase over time. These agreements expire in 2002 through 2006.

LNC also uses swaptions to hedge against the negative impact of a significant and sustained rise in interest rates. Swaptions are options to enter into a swap at a specified future date. If the option is exercised at expiration, the option is either settled in cash or exercised into a swap agreement. LNC purchases swaptions to be settled in cash. At expiration, the counterparty is required to pay LNC the amount, if any, of the present value of the difference between the fixed rate on a market rate swap and the strike rate stated in the agreement, applied to a notional amount. As of December 31, 2001 and 2000, LNC had agreements with notional amounts of
1.8 billion. At December 31, 2001, the agreements had strike rates ranging from 400 to 500 basis points above prevailing interest rates. These agreements expire in 2002 through 2003.

Notional for interest rate caps decreased by 0.3 billion as a result of expirations. No additional interest rate caps and swaptions were purchased during the year.

For future periods, the fair value of LNC's interest rate caps and swaptions depends on the levels of future U.S. Treasury and U.S. dollar swap interest rates. The table below shows estimates of fair value levels for the cap and swaption portfolio at December 31, 2001 for future time periods and selected potential future interest rate levels.




Year Ended December 31, 2001 (in millions)   2001       2002       2003       2004       2005       2006
--------------------------------------------------------------------------------------------------------
No change                                   $0.7        $0.2       $0.1        $--        $--        $--
Up 2%                                        8.4         2.7        1.2        0.3         --         --
Up 4%                                       45.7        14.5        6.4        2.8        0.3         --
Up 6%                                      114.6        47.2       19.2       11.2        5.3        1.6
=========================================================================================================



LNC uses exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate LNC to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. As of December 31, 2001, LNC did not have any open futures.

LNC uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. LNC is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. In addition, LNC uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business or certain other portfolios of assets. Finally, LNC uses interest rate swap agreements to hedge the risk of paying a higher fixed rate interest on company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures than can be paid on long-term debt based on current interest rates in the marketplace. As of December 31, 2001 and 2000, LNC had swap agreements with a notional amount of 507.6 million and 708.2 million, respectively. The agreements expire in 2002 through 2050. Notional for interest rate swaps decreased 200.6 million during 2001 primarily as a result of terminating interest rate swaps hedging the exposure to interest rate fluctuations related to the forecasted purchase of assets. The interest rate swaps were terminated during 2001 after LNC purchased fixed rate securities and mortgage loans as the hedged items.

LNC used a treasury lock agreement to hedge its exposure to variability in future semi-annual interest payments, attributable to changes in the benchmark interest rate, related to the issuance of its 10-year $250 million senior debt. The debt was issued in December 2001. A treasury lock is an agreement that allows the holder to lock in a benchmark interest rate, so that if the benchmark interest rate increases, the holder is entitled to receive a payment from the counterparty equal to the present value of the difference in the benchmark interest rate at the determination date and the locked-in benchmark interest rate. If the benchmark interest rate decreases, the holder must pay the counterparty an amount equal to the present value of the difference in the benchmark interest rate at the determination date and the locked-in benchmark interest rate. As of December 31, 2001, LNC did not have any open treasury locks.

In addition to continuing existing programs, LNC may use derivative products in other strategies to limit risk and enhance returns, particularly in the management of investment spread businesses. LNC has established policies, guidelines and internal control procedures for the use of derivatives as tools to enhance management of the overall portfolio of risks assumed in LNC's operations.

Table of Significant Exposures. The table below provides a general measure of LNC's significant interest rate risk (principal amounts are shown by year of maturity and notional amounts for interest rate caps and swaptions are shown by amount outstanding at the year-end given) as of December 31, 2001.


                                                                                There-                 Fair
(in millions)                 2002      2003      2004      2005      2006      after      Total      Value
-----------------------------------------------------------------------------------------------------------
Rate Sensitive Assets
Fixed interest
rate securities             $868.7  $1,193.6  $1,041.8  $1,691.3  $2,021.1  $20,658.2  $27,474.7  $26,380.6
Average interest rate        7.17%     7.14%     7.14%     6.99%     6.76%      7.49%      7.37%

Variable interest
rate securities              $54.7     $51.9     $85.5    $196.5     $67.4   $2,698.2   $3,154.2   $1,965.1
Average interest rate       13.37%    13.64%     7.01%     9.63%     9.77%      7.15%      7.81%

Mortgage loans              $337.2    $204.3    $552.2    $263.5    $349.3   $2,832.4   $4,538.9   $4,691.1
Average interest rate        8.31%     8.24%     8.03%     8.56%     7.85%      8.13%      8.15%

Rate Sensitive
Liabilities
Guaranteed Interest
Contracts:
Interest paid
at maturity                   $2.0     $21.0     $32.0     $22.0       $--        $--      $77.0      $89.0
Average interest rate        6.18%    10.67%    10.71%    10.72%                          10.60%

Investment type
insurance contracts,
excluding guaranteed
interest contracts (1)      $885.4    $877.8    $965.4    $973.0  $1,433.8  $13,905.7  $19,041.1  $18,297.1
Average interest rate        7.46%     7.80%     7.59%     7.36%     6.95%      7.74%      7.64%

Debt (2)                    $350.2      $5.0       $--    $193.0       $--   $1,142.8   $1,691.0   $1,703.6
Average interest rate        4.39%     5.67%               7.25%                7.29%      6.68%

Rate Sensitive
Derivative Financial
Instruments:
Interest Rate and
Foreign Currency
Swaps:
Pay variable/
receive fixed                 23.3     110.0       5.0      52.8      14.0      397.1      602.2       24.1
Average pay rate              4.9%      2.2%      3.6%      4.3%      2.8%       2.7%       2.9%
Average receive rate          6.9%      5.3%      5.9%      6.9%      6.7%       7.1%       6.9%

Interest Rate Caps
and Swaptions: (3)
Outstanding notional       2,542.3     659.3     250.0     250.0     113.7                              0.7
Average strike rate (4)       8.9%      8.9%      8.4%      8.4%      8.4%
Forward CMT curve (5)         5.9%      6.4%      6.6%      6.7%      6.8%
===========================================================================================================



The table shows the principal amounts and fair values of assets, liabilities and derivatives having significant interest rate risks as of December 31, 2000.

                                               Principal               Fair
(in millions)                                     Amount              Value
---------------------------------------------------------------------------
Fixed interest rate securities                 $28,536.8          $26,430.8
Variable interest rate securities                1,945.2            1,019.0
Mortgage loans                                   4,663.6            4,702.5
Guaranteed interest contracts                      110.0              121.0
Investment type insurance contracts (1)         18,773.5           17,318.3
Debt (2)                                         1,771.2            1,743.0
Interest rate and foreign currency swaps           745.7               40.6
Interest rate caps and swaptions                      --                1.3

(1) The information shown is for the fixed maturity securities and mortgage loans that support these insurance contracts.

(2) Includes company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures.

(3) Swaptions notional is shown converted to cap equivalent.

(4) The indexes are a mixture of five-year and ten-year Constant Maturity Treasury ("CMT") and Constant Maturity Swap ("CMS").

(5) The CMT curve is the five-year constant maturity treasury forward curve.

2) Foreign Currency Risk

Foreign Currency Denominated Investments. LNC invests in foreign currency denominated securities for incremental return and risk diversification relative to United States Dollar-Denominated ("USD") securities. The fair value of foreign securities totaled $97.9 million as of December 31, 2001. LNC periodically uses foreign exchange forward contracts and foreign currency swaps to hedge some of the foreign exchange risk related to its investment in securities denominated in foreign currencies. The currency risk is hedged using foreign currency derivatives of the same currency as the bonds. The table below shows LNC's exposure to foreign currency securities. Also included is the relevant information relating to the foreign currency derivatives that are hedging the currency risk of these securities. The table below presents the principal or notional amount in U.S. dollar equivalents by expected maturity for LNC's foreign currency denominated investments and foreign currency swaps as of December 31, 2001.



                                                                                  There-                    Fair
(in millions)               2002       2003       2004       2005       2006       after       Total       Value
----------------------------------------------------------------------------------------------------------------
Currencies:
Canadian Dollar             $7.0        $--        $--        $--        $--       $5.9        $12.9       $13.5
Interest Rate              7.47%                                                  6.00%        6.79%
British Pound                 --       68.5         --         --         --       12.3         80.8        76.2
Interest Rate                         7.02%                                      10.07%        7.52%
Philippine Peso              3.9        1.7         --         --         --         --          5.6         5.6
Interest Rate             13.78%     13.15%                                                   13.58%
All Other Currencies                                                                2.8          2.8         2.6
Interest Rate                                                                     9.96%        9.96%
Total Currencies            10.9       70.2         --         --         --       21.0        102.1        97.9
Derivatives:
Foreign Currency Swaps       8.3       68.8         --       13.5        4.0         --         94.6         5.9
================================================================================================================



The table below presents the principal or notional amount in U.S. dollar equivalents of LNC's foreign currency denominated investments and foreign currency swaps as of December 31, 2000.

                                                 Principal/           Fair
(in millions)                                      Notional          Value
--------------------------------------------------------------------------
Currencies:
Canadian Dollar                                       $81.4          $83.8
British Pound                                          19.9           22.0
Argentine Peso                                         17.0           15.2
All other currencies                                    7.7            7.4
--------------------------------------------------------------------------
Total Currencies                                     $126.0         $128.4
Derivatives:
Foreign Currency Swaps                                $37.5           $2.5
==========================================================================

Foreign Currency Forward Contracts. LNC uses foreign currency forward contracts to hedge some of the foreign exchange risk related to its investments in fixed maturity securities denominated in foreign currencies. LNC typically engages in short term currency forward contracts of less than six months and actively monitors currency markets in determining those currencies to hedge, the duration of the hedge and the nominal amount to hedge. A foreign currency forward contract obligates LNC to deliver a specified amount of currency at a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

Foreign Currency Swaps. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. LNC uses foreign currency swaps to convert the cash flow of foreign currency securities to U.S. dollars.

3) Equity Market Exposures

LNC's revenues, assets, liabilities and derivatives are exposed to equity market risk.

Fee Revenues. The fee revenues of LNC's Investment Management segment and fees earned from variable annuities and variable life insurance products are exposed to the risk of a decline in equity market values. These fees are generally a fixed percentage of the market value of assets under management. In a severe equity market decline, fee income could be reduced by not only reduced market valuations but also by customer withdrawals and redemptions. Such withdrawals and redemptions from equity funds and accounts might be partially offset by transfers to LNC's fixed-income accounts and the transfer of funds to LNC from its competitors' customers.

Assets. While LNC invests in equity assets with the expectation of achieving higher returns than would be available in its core-fixed-income investments, the returns on, and values of, these equity investments are subject to somewhat greater market risk than its fixed income investments. These investments, however, add diversification benefits to LNC's fixed income investments. The table below shows the sensitivity of price changes to LNC's equity assets owned.


                                                     December 31, 2001                                   December 31, 2000
                                 -----------------------------------------------------------------------------------------
                                                                10% Fair          10% Fair
                                 Carrying           Fair           Value             Value          Carrying          Fair
(in millions)                       Value          Value        Increase          Decrease             Value          Value
--------------------------------------------------------------------------------------------------------------------------
U.S. Equities                      $154.2         $154.2          $169.6            $138.8            $200.1        $200.1
Foreign Equities                    309.6          309.6           340.6             278.6             337.1         337.1
Emerging Market Equities              6.7            6.7             7.4               6.0              12.5          12.5
--------------------------------------------------------------------------------------------------------------------------
Subtotal                            470.5          470.5           517.6             423.4             549.7         549.7

Real Estate                         267.9          296.9           326.6             267.2             282.0         323.0
S&P 500 Index Call Options             --             --              --                --              19.3          19.3
Other Equity Interests              366.7          356.9           392.5             321.3             388.3         399.3
--------------------------------------------------------------------------------------------------------------------------
Total                            $1,105.1       $1,124.3        $1,236.7          $1,011.9          $1,239.3      $1,291.3
==========================================================================================================================



Liabilities. Prior to the sale of LNC's reinsurance business on December 7, 2001, LNC had exposure to U.S. equity markets through reinsurance contracts that reinsure equity-indexed annuities. The aggregate amount of account value of these annuities was $19.3 million at December 31, 2000. LNC has exposure to U.S. equity markets through stock appreciation rights ("SARs") issued in 2000 and 2001. The aggregate value for vested and non-vested SARs was $6.5 million and $15.3 million at December 31, 2001, respectively. The aggregate value for vested and non-vested SARs was $3.1 million and $13.9 million at December 31, 2000, respectively. This program is being hedged with equity derivatives as discussed below.

Derivatives Hedging Equity Risks. Prior to December 7, 2001, LNC hedged equity market risk in annuities that contained equity features. LNC currently hedges equity market risk in stock appreciation rights on LNC stock. Both programs are described below.

Prior to the sale of LNC's reinsurance business on December 7, 2001, LNC used OTC equity call options on the S&P 500 index to hedge against the increase in its liabilities resulting from certain reinsurance agreements which guaranteed payment of the appreciation of the S&P 500 index on certain underlying annuity products. These call options required the counterparty to pay LNC at specified future expiration dates the amount, if any, of the percentage increase in the S&P 500 index over the strike price defined in the contract, applied to the notional amount. The reinsurance agreement then required LNC to pay appreciation on the S&P 500 index to the reinsurance client. The call options were transferred to Swiss Re, the acquirer of LNC's reinsurance business, on December 7, 2001, and none were outstanding at December 31, 2001. LNC had agreements with notional amounts of 183.3 million at December 31, 2000. The call option expirations were matched to the liabilities and expired in 2002 through 2007.

LNC uses OTC equity call options on LNC stock to hedge against the increase in its liabilities arising from stock appreciation rights granted on LNC stock in 2000 and 2001. These call options require the counterparty to pay LNC at specified future expiration dates the amount, if any, of the increase in LNC's stock price over the strike price of the option, applied to the number of contracts. LNC had 1.1 million and 0.6 million call options on an equal number of shares of LNC stock at December 31, 2001 and 2000, respectively. The call options expirations are matched to the liabilities and expire in 2005 and 2006.

Default Risk. LNC's portfolio of invested assets was $36.1 billion as of December 31, 2001. Of this total, $23.1 billion consists of corporate bonds and $4.5 billion consists of commercial mortgages. LNC manages the risk of adverse default experience on these investments by applying disciplined credit evaluation and underwriting standards, prudently limiting allocations to lower-quality, higher-yielding investments, and diversifying exposures by issuer, industry, region and property type. For each counterparty or borrowing entity and its affiliates, LNC's exposures from all transactions are aggregated and managed in relation to formal limits set by rating quality and industry group. LNC remains exposed to occasional adverse cyclical economic downturns during which default rates may be significantly higher than the long-term historical average used in pricing. As of December 31, 2000, LNC had a portfolio of invested assets of $35.4 billion.

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

Credit-Related Derivatives. LNC periodically uses spread-lock agreements to hedge a portion of the value of its fixed maturity investments against the risk of widening in the spreads between their yields and the yields of comparable maturity U.S. or other Government obligations. As of December 31, 2001, LNC did not have any open spread-lock agreements. LNC used put options, combined with various perpetual fixed-income securities and interest rate swaps to replicate fixed-income, fixed-maturity investments. The risk being hedged was a drop in bond prices due to credit concerns with the international bond issuers. The put options allowed LNC to put the bonds back to the counterparties at original par. As of December 31, 2001, LNC did not have any open put options.

LNC uses credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows LNC to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. As of December 31, 2001 and 2000, LNC had credit swaps with a notional amount of 29.0 million. The credit swaps expire in 2002 through 2006.

LNC used total return swaps to hedge its exposure to interest rate and spread risk resulting from the forecasted sale of assets in a securitization of certain LNC mortgage loans. A total return swap is an agreement that allows the holder to protect itself against loss of value by effectively transferring the economic risk of asset ownership to the counterparty. The holder pays (receives) the total return equal to interest plus capital gains or losses on a referenced asset and receives a floating rate of interest. As of December 31, 2001, LNC did not have any open total return swaps.

Ratings-based Termination Events. LNC and LNL are required to maintain minimum ratings as a matter of routine practice in negotiating International Swaps and Derivatives Association ("ISDA") agreements. Under the majority of ISDA agreements and as a matter of policy, LNL has agreed to maintain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by LNC would be dependent on the market value of the underlying derivative contract. In certain transactions, LNC and the counterparty have entered into a collateral support agreement requiring LNC to post collateral upon significant downgrade. LNC is required to maintain long-term senior debt ratings of S&P BBB- and Moody's Baa3. LNC also requires for its own protection minimum rating standards for counterparty credit protection. LNL is required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. LNC does not believe the inclusion of termination or collateralization events pose any threat to its liquidity position.

Consolidated Financial Statements

The consolidated financial statements and notes to consolidated financial statements of Lincoln National Corporation and Subsidiaries follow on pages 77 through 127.



Consolidated Statements of Income

                                                                                  Year Ended December 31
(000s omitted except for per share amounts)                                    2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Revenue:
Insurance premiums                                                       $1,704,002   $1,813,111   $1,881,515
Insurance fees                                                            1,544,041    1,661,442    1,537,605
Investment advisory fees                                                    197,150      213,065      223,803
Net investment income                                                     2,679,617    2,747,118    2,807,512
Equity in earnings (losses) of unconsolidated affiliates                      5,672         (379)       5,797
Realized gain (loss) on investments
and derivative instruments                                                 (114,457)     (28,295)       2,955
Realized gain on sale of subsidiaries                                        12,848           --           --
Other revenue and fees                                                      351,765      445,445      344,513
-------------------------------------------------------------------------------------------------------------
Total Revenue                                                             6,380,638    6,851,507    6,803,700

Benefits and Expenses:
Benefits                                                                  3,409,740    3,557,160    3,805,024
Underwriting, acquisition,
insurance and other expenses                                              2,085,740    2,318,518    2,295,015
Interest and debt expense                                                   121,019      139,538      133,697
-------------------------------------------------------------------------------------------------------------
Total Benefits and Expenses                                               5,616,499    6,015,216    6,233,736
-------------------------------------------------------------------------------------------------------------
Income before Federal Income Taxes
and Cumulative Effect of Accounting Changes                                 764,139      836,291      569,964
Federal Income Taxes                                                        158,362      214,898      109,610
-------------------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Changes                       605,777      621,393      460,354
Cumulative Effect of Accounting Changes (net of
Federal income taxes)                                                       (15,566)          --           --
-------------------------------------------------------------------------------------------------------------
Net Income                                                                 $590,211     $621,393     $460,354

Earnings Per Common Share - Basic:
Net Income                                                                    $3.13        $3.25        $2.33

Earnings Per Common Share - Diluted:
Net Income                                                                    $3.05        $3.19        $2.30
=============================================================================================================

See notes to the consolidated financial statements on pages 83 through 127.




Consolidated Balance Sheets

                                                                                          December 31
(000s omitted)                                                                         2001         2000
-------------------------------------------------------------------------------------------------------------
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity (cost: 2001 - $27,955,981; 2000 - $27,377,065)                   $28,345,673       $27,449,773
Equity (cost: 2001 - $444,398; 2000 - $462,813)                                     470,459           549,709
Mortgage loans on real estate                                                     4,535,550         4,662,983
Real estate                                                                         267,882           282,014
Policy loans                                                                      1,939,683         1,960,899
Derivative instruments                                                               46,445                --
Other investments                                                                   507,386           463,270
-------------------------------------------------------------------------------------------------------------
Total Investments                                                                36,113,078        35,368,648
Investment in unconsolidated affiliates                                               8,134             6,401
Cash and invested cash                                                            3,095,480         1,927,393
Property and equipment                                                              257,518           228,211
Deferred acquisition costs                                                        2,885,311         3,070,507
Premiums and fees receivable                                                        400,076           296,705
Accrued investment income                                                           563,490           546,393
Assets held in separate accounts                                                 44,833,419        50,579,915
Federal income taxes                                                                 15,117           207,548
Amounts recoverable from reinsurers                                               6,030,368         3,747,734
Goodwill                                                                          1,211,794         1,285,993
Other intangible assets                                                           1,412,596         1,556,975
Other assets                                                                      1,174,923         1,021,636
-------------------------------------------------------------------------------------------------------------
Total Assets                                                                    $98,001,304       $99,844,059
=============================================================================================================






Consolidated Balance Sheets

                                                                                          December 31
(000s omitted)                                                                         2001         2000
--------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities:
Insurance and Investment Contract Liabilities:
Insurance policy and claim reserves                                             $21,609,269  $21,728,098
Contractholder funds                                                             19,247,894   18,377,061
Liabilities related to separate accounts                                         44,833,419   50,579,915
--------------------------------------------------------------------------------------------------------
Total Insurance and Investment Contract Liabilities                              85,690,582   90,685,074
Short-term debt                                                                     350,203      312,927
Long-term debt                                                                      861,754      712,231
Company-obligated mandatorily redeemable preferred
securities of subsidiary trusts holding solely junior
subordinated debentures                                                             474,656      745,000
Other liabilities                                                                 4,216,095    2,434,743
Deferred gain on indemnity reinsurance                                            1,144,530           --
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                                92,737,820   94,889,975

Shareholders' Equity:
Series A preferred stock - 10,000,000 shares authorized
(2001 liquidation value - $1,843)                                                       762          857
Common stock - 800,000,000 shares authorized                                      1,255,112    1,003,651
Retained earnings                                                                 3,834,427    3,915,598
Accumulated Other Comprehensive Income (Loss):
Foreign currency translation adjustment                                              (8,062)      21,930
Net unrealized gain on securities available-for-sale                                195,681       12,048
Net unrealized gain on derivative instruments                                        21,523           --
Minimum pension liability adjustment                                                (35,959)          --
--------------------------------------------------------------------------------------------------------
Total Accumulated Other Comprehensive Income                                        173,183       33,978
--------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                        5,263,484    4,954,084
--------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                      $98,001,304  $99,844,059
========================================================================================================

See notes to the consolidated financial statements on pages 83 through 127.




Consolidated Statements of Shareholders' Equity

                                                                                  Year Ended December 31
(000s omitted except for per share amounts)                                    2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Series A Preferred Stock:
Balance at beginning-of-year                                                   $857         $948       $1,083
Conversion into common stock                                                    (95)         (91)        (135)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                          762          857          948

Common Stock:
Balance at beginning-of-year                                              1,003,651    1,007,099      994,472
Conversion of series A preferred stock                                           95           91          135
Issued for benefit plans                                                     90,527       33,609       51,288
Shares forfeited under benefit plans                                           (268)        (868)      (3,274)
Cancelled/issued for acquisition of subsidiaries                             (4,740)         893        2,793
Retirement of common stock                                                  (64,147)     (37,173)     (38,315)
FELINE PRIDES conversion                                                    229,994           --           --
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                    1,255,112    1,003,651    1,007,099

Retained Earnings:
Balance at beginning-of-year                                              3,915,598    3,691,470    3,790,038
Comprehensive income (loss)                                                 729,416    1,091,020     (577,643)
Less other comprehensive income (loss):
Foreign currency translation adjustment                                     (29,992)      (8,119)     (19,930)
Net unrealized gain (loss) on securities
available-for-sale                                                          183,633      477,746   (1,018,067)
Net unrealized gain on derivative instruments                                21,523           --           --
Minimum pension liability adjustment                                        (35,959)          --           --
-------------------------------------------------------------------------------------------------------------
Net Income                                                                  590,211      621,393      460,354
Retirement of common stock                                                 (439,603)    (172,848)    (339,404)
Dividends declared:
Series A preferred ($3.00 per share)                                            (71)         (78)         (89)
Common (2001 - $1.235; 2000 - $1.175; 1999 - $1.115)                       (231,708)    (224,339)    (219,429)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                    3,834,427    3,915,598    3,691,470

Foreign Currency Translation Adjustment:
Balance at beginning-of-year                                                 21,930       30,049       49,979
Change during the year                                                      (29,992)      (8,119)     (19,930)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                       (8,062)      21,930       30,049

Net Unrealized Gain (Loss) on Securities
Available-for-Sale:
Balance at beginning-of-year                                                 12,048     (465,698)     552,369
Change during the year                                                      183,633      477,746   (1,018,067)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                      195,681       12,048     (465,698)

Net Unrealized Gain on Derivative Instruments:
Balance at beginning-of-year                                                     --           --           --
Cumulative effect of accounting change                                       17,583           --           --
Change during the year                                                        3,940           --           --
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                       21,523           --           --

Minimum Pension Liability Adjustment:
Balance at beginning-of-year                                                     --           --           --
Change during the year                                                      (35,959)          --           --
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                      (35,959)          --           --
-------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity at End-of-Year                                $5,263,484   $4,954,084   $4,263,868
=============================================================================================================







Consolidated Statements of Shareholders' Equity

                                                                                   Year Ended December 31
(Number of Shares)                                                             2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Series A Preferred Stock:
Balance at beginning-of-year                                                 25,980       28,857       32,959
Conversion into common stock                                                 (2,946)      (2,877)      (4,102)
-------------------------------------------------------------------------------------------------------------
Balance at End-of-Year                                                       23,034       25,980       28,857

Common Stock:
Balance at beginning-of-year                                            190,748,050  195,494,898  202,111,174
Conversion of series A preferred stock                                       47,136       46,032       65,632
Issued for benefit plans                                                  2,911,250    1,435,015    1,026,130
Shares forfeited under benefit plans                                         (7,000)     (29,698)    (100,933)
Cancelled/issued for acquisition of subsidiaries                           (107,994)      24,384       67,895
Retirement of common stock                                              (11,278,022)  (6,222,581)  (7,675,000)
FELINE PRIDES conversion                                                  4,630,318           --           --
-------------------------------------------------------------------------------------------------------------
Balance Issued and Outstanding at End-of-Year                           186,943,738  190,748,050  195,494,898
Common Stock at End-of-Year:
Assuming conversion of preferred stock                                  187,312,282  191,163,730  195,956,610
Diluted basis                                                           191,143,748  195,230,153  197,003,999
=============================================================================================================

See notes to the consolidated financial statements on pages 83 through 127.





Consolidated Statements of Cash Flows

                                                                                  Year Ended December 31
(000s omitted)                                                                 2001         2000         1999
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                                 $590,211     $621,393     $460,354
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Deferred acquisition costs                                                 (343,663)    (423,087)    (314,607)
Premiums and fees receivable                                                 63,931      (37,075)     (14,817)
Accrued investment income                                                   (47,860)     (13,210)      (4,683)
Policy liabilities and accruals                                            (491,417)     120,480      622,766
Contractholder funds                                                      1,119,013    1,020,756    1,446,336
Amounts recoverable from reinsurers                                         (81,461)     206,611     (316,982)
Federal income taxes                                                        111,078      225,553       31,072
Provisions for depreciation                                                  30,765       41,552       57,169
Amortization of goodwill and other intangible assets                        168,253      195,460      167,173
Realized gain (loss) on investments                                         114,457       28,295       (2,955)
Gain on sale of subsidiary                                                  (12,848)          --           --
Other                                                                        32,571       (1,140)     201,787
-------------------------------------------------------------------------------------------------------------
Net Adjustments                                                             662,819    1,364,195    1,872,259
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                 1,253,030    1,985,588    2,332,613

Cash Flows from Investing Activities:
Securities-available-for-sale:
Purchases                                                               (11,113,886)  (4,926,319)  (6,255,493)
Sales                                                                     5,989,074    4,005,859    4,210,498
Maturities                                                                2,520,373    1,866,911    2,279,680
Purchase of other investments                                            (1,832,593)  (1,902,639)  (1,948,818)
Sale or maturity of other investments                                     1,862,704    1,743,972    1,812,079
Sale of unconsolidated affiliates                                                --       85,000     (490,381)
Purchase of affiliates/business                                                  --           --       11,086
Proceeds from disposition of business                                     2,036,238           --           --
Increase (decrease) in cash collateral on loaned securities                  78,259      236,811     (485,792)
Other                                                                      (158,011)    (202,760)    (271,992)
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities                        (617,842)     906,835   (1,139,133)

Cash Flows from Financing Activities:
Decrease in long-term debt (includes payments and
transfers to short-term debt)                                               (99,968)          --         (476)
Retirement/call of preferred securities of subsidiary trusts               (440,038)          --           --
Issuance of long-term debt                                                  249,220           --           --
Net increase (decrease) in short-term debt                                   48,031     (147,226)     145,543
Issuance of preferred securities of subsidiary companies                    169,694           --           --
Universal life and investment contract deposits                           4,897,828    3,543,763    4,139,492
Universal life and investment contract withdrawals                       (3,288,290)  (4,524,371)  (4,683,705)
Investment contract transfers                                              (373,000)  (1,347,000)    (793,000)
Common stock issued for benefit plans                                        90,259       32,741       48,014
Nonqualified employee stock option exercise tax benefit                      13,040       13,862        9,338
Retirement of common stock                                                 (503,750)    (210,021)    (377,719)
Dividends paid to shareholders                                             (230,127)    (222,661)    (218,434)
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                         532,899   (2,860,913)  (1,730,947)
-------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Invested Cash                         1,168,087       31,510     (537,467)
-------------------------------------------------------------------------------------------------------------
Cash and Invested Cash at Beginning-of-Year                               1,927,393    1,895,883    2,433,350
-------------------------------------------------------------------------------------------------------------
Cash and Invested Cash at End-of-Year                                    $3,095,480   $1,927,393   $1,895,883
=============================================================================================================

See notes to the consolidated financial statements on pages 83 through 127.



Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements include Lincoln National Corporation ("LNC") and its majority-owned subsidiaries. Through subsidiary companies, LNC operates multiple insurance and investment management businesses divided into four business segments (see Note 9). The collective group of companies uses "Lincoln Financial Group" as its marketing identity. Less than majority-owned entities in which LNC has at least a 20% interest are reported on the equity basis. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

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

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts. Investment real estate is carried at cost less accumulated depreciation. The cost for both mortgage loans on real estate and investment real estate is adjusted for declines in value that are other than temporary. Also, allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is recorded at fair value on the settlement date which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at the settlement date, the carrying value is adjusted to the lower amount. Any changes to the reserves for mortgage loans on real estate and real estate are reported as realized gain (loss) on investments.

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

Derivative Instruments. For the years ended December 31, 2001, 2000 and 1999, LNC hedged certain portions of its exposure to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, credit risk, foreign exchange risk, commodity risk and equity risk fluctuations by entering into derivative transactions. A description of LNC's accounting for its hedging of such risks is discussed in the following paragraphs.

Effective upon the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133") on January 1, 2001, LNC recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. FAS 133 standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, LNC must designate the hedging instrument based upon the exposure being hedged - as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2001, LNC had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, LNC had derivative instruments that are economic hedges, but are not designated as hedging instruments under FAS 133. Finally, LNC did not have derivative instruments that were designated as hedges of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in current income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current income during the period of change in fair values. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in OCI as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current income during the period of change.

See Note 7 for further discussion of LNC's accounting policy for derivative instruments.

Prior to January 1, 2001, derivative instruments were carried in other investments. The premiums paid for interest rate caps and swaptions were deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative. Interest rate caps that hedged interest credited on fixed annuity liabilities were carried at amortized cost. Any settlement received in accordance with the terms of the interest rate caps was also recorded as net investment income. Realized gain (loss) from the termination of the interest rate caps was included in net income.

Swaptions, put options, spread-lock agreements, interest rate swaps, commodity swaps and financial futures that hedge fixed maturity securities available-for-sale were carried at fair value. The change in fair value was reflected directly in shareholders' equity. Settlements on interest rate swaps and commodity swaps were recognized in net investment income. Realized gain (loss) from the termination of swaptions, put options, spread-lock agreements, interest rate swaps, commodity swaps and financial futures were deferred and amortized over the life of the hedged assets as an adjustment to the yield. Forward-starting interest rate swaps were also used to hedge the forecasted purchase of investments. These interest rate swaps were carried off-balance sheet until the occurrence of the forecasted transaction at which time the interest rate swaps were terminated and any gain (loss) on termination was used to adjust the basis of the forecasted purchase. If the forecasted purchase did not occur or the interest rate swaps were terminated early, changes in the fair value of the swaps were recorded in net income.

Over-the-counter call options which hedged liabilities tied to the S&P stock index were carried at fair value. The change in fair value was reflected directly in net income. Gain (loss) realized upon termination of these call options was included in net income. Over-the-counter call options which hedge stock appreciation rights were carried at fair value when hedging vested stock appreciation rights and at cost when hedging unvested stock appreciation rights. The change in fair value of call options hedging vested stock appreciation rights was included in net income. Gain (loss) upon termination was reported in net income.

Foreign exchange forward contracts which hedged debt issued by Lincoln UK in a foreign currency were carried at fair value. The change in fair value was included in income. Gain (loss) upon termination was reported in net income. Foreign currency swaps, which hedged some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies, were carried at fair value. The change in fair value was included in shareholders' equity. Realized gain (loss) from the termination of such derivatives was included in net income. Foreign exchange forward contracts were also used to hedge LNC's net investment in a foreign subsidiary. These foreign exchange forward contracts were initially carried at zero. Carrying value was adjusted for changes in the currency spot rate, as well as amortization of forward points. Changes in carrying value were recorded in the foreign currency translation adjustment.

Prior to January 1, 2001, hedge accounting was applied as indicated above after LNC determined that the items to be hedged exposed LNC to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, credit risk, foreign exchange risk or equity risk. Moreover, the derivatives used to hedge these exposures were designated as hedges and reduced the indicated risk demonstrating a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria have not been met or if the hedged items were sold, terminated or matured, the change in value of the derivatives was included in net income.

Loaned Securities. Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, LNC will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in LNC's consolidated balance sheet in accordance with accounting guidance for secured borrowings and collateral. LNC's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. LNC values collateral daily and obtains additional collateral when deemed appropriate.

Property and Equipment. Property and equipment owned for company use is carried at cost less allowances for depreciation.

Premiums and Fees. Revenue for universal life and other interest-sensitive insurance policies consists of policy charges for the cost of insurance, policy initiation and administration, and surrender charges that have been assessed. Traditional individual life-health and annuity premiums are recognized as revenue over the premium-paying period of the policies. Group health premiums were prorated over the contract term of the policies.

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

Deferred Acquisition Costs. Commissions and other costs of acquiring universal life insurance, variable universal life insurance, unit-linked products, traditional life insurance and annuities, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: Statement of Financial Accounting Standards No. 97, "Accounting by Insurance Companies For Certain Long-Duration Contracts & Realized Gains & Losses on Investment Sales" ("FAS 97") and Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"). Under FAS 97, acquisition costs for investment-type products which include universal and variable universal life policies, unit-linked products and fixed and variable deferred annuities are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges; investment, mortality net of reinsurance ceded and expense margins; and actual realized gain (loss) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Policy lives for universal and variable universal life policies are estimated to be 30 years based on the expected lives of the policies and are variable based on the inception of each policy for unit-linked policies. Policy lives for fixed and variable deferred annuities are a period of 15 years for more recently developed product policies, and the surrender charge period (ranging from 5 to 10 years) for all other policies.

Under FAS 60, acquisition costs for traditional life insurance products, which include whole life, term life and personal health insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs being amortized under FAS 60 for fixed and variable payout annuities.

For all FAS 97 and FAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience.

Benefits and Expenses. Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the general account of LNC's insurance subsidiaries during 1999 through 2001 ranged from 4.50% to 7.25%. For traditional life, group health and disability income products, benefits and expenses, other than deferred acquisition costs, are recognized when incurred in a manner consistent with the related premium recognition policies.

Interest and debt expense includes interest on company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures.

Goodwill and Other Intangible Assets. Prior to January 1, 2002, goodwill, as measured by the excess of the cost of acquired subsidiaries or businesses over the fair value of net assets acquired, was amortized using the straight-line method over periods of 20 to 40 years in accordance with the benefits expected to be derived from the acquisitions. Effective January 1, 2002, goodwill will not be amortized, but is subject to impairment tests conducted at least annually.

Insurance businesses typically produce on-going profit streams from expected new business generation that extend significantly beyond the maximum 40-year period allowed for goodwill amortization. Accordingly, for acquired insurance businesses where financial modeling indicated that anticipated new business benefits would extend for 40 years or longer, goodwill was amortized over a 40-year period.

Other intangible assets for acquired insurance businesses consist of the value of existing blocks of business (referred to as the "present value of in-force"). The present value of in-force is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on investment type products acquired, (i.e. variable products) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for present value of in-force vary depending upon the particular characteristics of the underlying blocks of acquired insurance business.

Prior to January 1, 2002, goodwill relating to acquisitions of investment management subsidiaries was amortized on a straight-line method, over a 25 year period. Effective January 1, 2002, goodwill will not be amortized, but is subject to impairment tests conducted at least annually. Other intangible assets relating to these acquisitions include institutional customer relationships, covenants not to compete and mutual fund customer relationships. These assets are still required to be amortized on a straight-line basis over their useful life for periods ranging from 6 to 15 years depending upon the characteristics of the particular underlying relationships for the intangible asset.

Prior to January 1, 2002, the carrying values of goodwill and other intangibles assets were reviewed periodically for indicators of impairment in value that are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If there was an indication of impairment then the cash flow method would be used to measure the impairment and the carrying value would be adjusted as necessary. However, effective January 1, 2002, goodwill will be subject to impairment tests conducted at least annually. Other intangible assets will continue to be reviewed periodically for indicators of impairment consistent with the policy that was in place prior to January 1, 2002.

Insurance and Investment Contract Liabilities. The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 6.75% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 3.00% to 13.55%.

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

Reinsurance. LNC's insurance companies enter into reinsurance agreements with other companies in the normal course of business. Prior to the acquisition of LNC's reinsurance operations by Swiss Re on December 7, 2001, LNC's insurance subsidiaries assumed reinsurance from unaffiliated companies. The transaction with Swiss Re involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operations. Assets/liabilities and premiums/ benefits from certain reinsurance contracts that granted statutory surplus to other insurance companies are netted on the consolidated balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements including the Swiss Re indemnity reinsurance transaction are reported on a gross basis.

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

2. Changes in Estimates and Changes in Accounting Principles

Change in Estimate for HMO Excess-of-Loss Reinsurance Programs. During the third quarter of 1999, reported claims experience for certain HMO excess-of-loss reinsurance programs deteriorated causing loss ratios to significantly exceed pricing assumptions. The unfavorable loss ratio development related primarily to business written in 1998 and 1997. Time lags in the reporting of claims experience to LNC's former Reinsurance segment ("Lincoln Re) by clients and larger than anticipated costs for prescription drugs were significant factors that led to losses exceeding pricing assumptions. As a result of these developments, the reserve level for these programs was deemed inadequate to meet future obligations. Consequently, Lincoln Re took a charge in the third quarter of 1999 of $25.0 million after-tax or $0.12 per share ($38.5 million pre-tax) to strengthen reserves for claims on the HMO excess-of-loss reinsurance programs.

Change in Estimate for United Kingdom Pension Mis-Selling. During the fourth quarter of 1999, LNC recorded a charge of $126.1 million after-tax or $0.64 per share ($194.0 million pre-tax) to further strengthen its reserve for pension mis-selling in the UK. The additional reserve strengthening was made following: 1) the mandate issued by Financial Services Authority, the UK regulating body, for the use of more up to date mortality rates in determining redress and reduced interest rate assumptions to be used in calculating redress, thereby causing the amount of redress to increase and 2) the change to guidance that would have allowed a simplified process for the calculation and payment of redress for certain policy groups and the inclusion of redress relating to additional voluntary contributions made to pension plans by individuals, retroactive to 1988.

Change in Estimate for Personal Accident Programs. During the fourth quarter of 1999, LNC's former Reinsurance segment conducted an in-depth review of its exposure related to its participation in workers' compensation carve-out (i.e., life and health risks associated with workers' compensation coverage) programs managed by Unicover Managers, Inc. As a result of this review as well as settlement proceedings conducted to resolve this issue, LNC took a charge of $40.4 million after-tax or $0.20 per share ($62.2 million pre-tax) in the fourth quarter of 1999.

Change in Estimate of Premium Receivables on Certain Client-Administered Individual Life Reinsurance. During the first quarter of 2001, LNC's former Reinsurance segment refined its estimate of due and unpaid premiums on its client-administered individual life reinsurance business. As a result of the significant growth in the individual life reinsurance business generated in recent years, the Reinsurance segment initiated a review of the block of business in the last half of 2000. An outgrowth of that analysis resulted in a review of the estimation of premiums receivable for due and unpaid premiums on client-administered business. During the first quarter of 2001, the Reinsurance segment completed the review of this matter, and concluded that enhanced information flows and refined actuarial techniques provided a basis for a more precise estimate of premium receivables on this business. As a result, the Reinsurance segment recorded income of $25.5 million or $0.13 per share ($39.3 million pre-tax) related to periods prior to 2001.

Accounting for Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In July 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137"), which delayed the effective date of FAS 133 one year (i.e., adoption required no later than the first quarter of 2001). In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which addresses a limited number of implementation issues arising from FAS 133.

LNC adopted FAS 133 on January 1, 2001. Upon adoption, the provisions of FAS 133 were applied prospectively. The transition adjustments that LNC recorded upon adoption of FAS 133 on January 1, 2001 resulted in a net loss of $4.3 million after-tax or $0.02 per share ($6.6 million pre-tax) recorded in net income, and a net gain of $17.6 million after-tax or $0.09 per share ($27.1 million pre-tax) recorded as a component of Other Comprehensive Income ("OCI") in equity. Deferred acquisition costs of $4.8 million were restored and netted against the transition loss on derivatives recorded in net income and deferred acquisition costs of $18.3 million were amortized and netted against the transition gain recorded in OCI. A portion of the transition adjustment ($3.5 million after-tax) recorded in net income upon adoption of FAS 133 was reclassified from the OCI account, Net Unrealized Gain on Securities Available-for-Sale. These transition adjustments were reported in the financial statements as the cumulative effect of a change in accounting principle.

Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. On April 1, 2001, LNC adopted Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 is effective for fiscal quarters beginning after March 15, 2001. EITF 99-20 changed the manner in which LNC determined impairment of certain investments including collateralized bond obligations. Upon the adoption of EITF 99-20, LNC recognized a net realized loss on investments of $11.3 million after-tax or $0.06 per share ($17.3 million pre-tax) reported as a cumulative effect of change in accounting principle. In arriving at this amount, deferred acquisition costs of $12.2 million were restored and netted against net realized loss on investments.

Accounting for Business Combinations and Goodwill and Other Intangible Assets. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 is effective for all business combinations initiated after June 30, 2001, and FAS 142 is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to impairment tests conducted at least annually in accordance with the new standards. Intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives. LNC is required to adopt the new rules on accounting for goodwill and other intangible assets effective January 1, 2002.

Although the review is ongoing regarding proper classification of goodwill and other intangible assets on the consolidated balance sheet, LNC does not expect to reclassify any goodwill or other intangible balances held as of December 31, 2001. Application of the non-amortization provisions of the new standards is expected to result in an increase in net income of $41.7 million ($0.22 per share based on the average diluted shares for the year ended December 31, 2001) in 2002. During the first six months of 2002, LNC will perform the first of the required impairment tests of goodwill as of January 1, 2002. LNC expects that the valuation techniques to be used to estimate the fair values of the group of assets comprising the different reporting units will vary based on the characteristics of each reporting unit's business and operations. A discounted cash flow model is expected to be used to assess the goodwill in LNC's Life Insurance, Annuities and Lincoln UK segments and a valuation technique combining multiples of revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and assets under management is expected to be used to assess the goodwill in LNC's Investment Management segment. Based upon preliminary analysis of the fair value of each reporting unit which has a goodwill asset, the estimated fair value of each reporting unit exceeds the carrying value of each reporting unit. Therefore, LNC does not expect to record an impairment loss on its goodwill during the transition period for adoption of FAS 142.

Accounting for the Impairment or Disposal of Long-Lived Assets. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. LNC expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the consolidated financial position and results of operations of LNC.



3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows:
                                                                   Amortized                                Fair
December 31 (in millions)                                               Cost       Gains      Losses       Value
----------------------------------------------------------------------------------------------------------------
2001:
Corporate bonds                                                    $22,934.8      $742.8     $(572.5)  $23,105.1
U.S. Government bonds                                                  357.9        57.4        (4.8)      410.5
Foreign government bonds                                             1,117.3        70.1       (12.7)    1,174.7
Asset and mortgage-backed securities:
Mortgage pass-through securities                                       609.9        15.1        (7.4)      617.6
Collateralized mortgage obligations                                  1,479.1        63.7        (5.5)    1,537.3
Other asset-backed securities                                        1,328.5        52.7       (11.3)    1,369.9
State and municipal bonds                                               45.9         0.3        (1.5)       44.7
Redeemable preferred stocks                                             82.6         3.5        (0.2)       85.9
----------------------------------------------------------------------------------------------------------------
Total fixed maturity securities                                     27,956.0     1,005.6      (615.9)   28,345.7
Equity securities                                                      444.4        69.8       (43.7)      470.5
----------------------------------------------------------------------------------------------------------------
Total                                                              $28,400.4    $1,075.4     $(659.6)  $28,816.2
================================================================================================================
2000:
Corporate bonds                                                    $21,369.6      $514.1     $(634.0)  $21,249.7
U.S. Government bonds                                                  479.9        71.8        (8.9)      542.8
Foreign government bonds                                             1,264.0        74.1       (17.0)    1,321.1
Asset and mortgage-backed securities:
Mortgage pass-through securities                                       970.8        13.1       (10.6)      973.3
Collateralized mortgage obligations                                  1,675.7        59.6       (14.7)    1,720.6
Other asset-backed securities                                        1,440.8        36.5       (10.8)    1,466.5
State and municipal bonds                                               14.6         0.1        (0.1)       14.6
Redeemable preferred stocks                                            161.7         0.9        (1.4)      161.2
----------------------------------------------------------------------------------------------------------------
Total fixed maturity securities                                     27,377.1       770.2      (697.5)   27,449.8
Equity securities                                                      462.8       106.8       (19.9)      549.7
----------------------------------------------------------------------------------------------------------------
Total                                                              $27,839.9      $877.0     $(717.4)  $27,999.5
================================================================================================================




Future maturities of fixed maturity securities available-for-sale are as follows:

                                                                   Amortized        Fair
December 31, 2001 (in millions)                                         Cost       Value
----------------------------------------------------------------------------------------
Due in one year or less                                               $861.6      $873.5
Due after one year through five years                                6,121.2     6,247.6
Due after five years through ten years                               9,100.5     9,082.4
Due after ten years                                                  8,455.2     8,617.4
----------------------------------------------------------------------------------------
Subtotal                                                            24,538.5    24,820.9
Asset and mortgage-backed securities                                 3,417.5     3,524.8
----------------------------------------------------------------------------------------
Total                                                              $27,956.0   $28,345.7
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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Par value, amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                      Par   Amortized        Fair
December 31, 2001 (in millions)     Value        Cost       Value
-----------------------------------------------------------------
Below 7%                         $1,089.6      $409.3      $412.3
7% - 8%                           1,902.9     1,888.5     1,937.2
8% - 9%                             725.0       720.0       754.8
Above 9%                            401.5       399.7       420.5
-----------------------------------------------------------------
Total                            $4,119.0    $3,417.5    $3,524.8
=================================================================

The quality ratings for fixed maturity securities available-for-sale are as follows:

December 31                                                  2001
-----------------------------------------------------------------
Treasuries and AAA                                           17.3%
AA                                                            6.4
A                                                            30.3
BBB                                                          37.7
BB                                                            5.1
Less than BB                                                  3.2
-----------------------------------------------------------------
                                                            100.0%
=================================================================




The major categories of net investment income are as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                 $2,121.0         $2,148.7         $2,232.9
Equity securities                                             17.6             19.4             20.1
Mortgage loans on real estate                                374.5            373.8            369.2
Real estate                                                   49.5             51.8             64.1
Policy loans                                                 125.3            125.0            116.5
Invested cash                                                 68.4             87.2            110.2
Other investments                                             69.5             66.9             51.8
----------------------------------------------------------------------------------------------------
Investment revenue                                         2,825.8          2,872.8          2,964.8
Investment expense                                           146.2            125.7            157.3
----------------------------------------------------------------------------------------------------
Net investment income                                     $2,679.6         $2,747.1         $2,807.5
====================================================================================================





The realized gain (loss) on investments is as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Fixed maturity securities available-for-sale
Gross gain                                                  $193.0           $146.5           $129.1
Gross loss                                                  (435.3)          (218.2)          (251.7)
Equity securities available-for-sale
Gross gain                                                    30.2             58.0             97.0
Gross loss                                                   (24.4)           (48.6)           (36.5)
Other investments                                             33.7              5.9             49.3
Associated amortization of deferred acquisition costs,
provision for policyholder commitments and
investment expenses                                           97.6             28.1             15.8
----------------------------------------------------------------------------------------------------
Total Investments                                           (105.2)           (28.3)             3.0
Derivative Instruments net of associated amortization
of deferred acquisition costs                                 (9.3)              --               --
----------------------------------------------------------------------------------------------------
Total Investments and Derivative Instruments               $(114.5)          $(28.3)            $3.0
====================================================================================================




Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized gain (loss) on investments shown above, are as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                   $237.2            $41.2            $29.3
Equity securities                                             15.7             14.6              5.6
Mortgage loans on real estate                                 (2.7)             0.2             (0.1)
Real estate                                                    0.7               --               --
Other long-term investments                                    0.9               --             (7.6)
Guarantees                                                      --               --               --
----------------------------------------------------------------------------------------------------
Total                                                       $251.8            $56.0            $27.2
====================================================================================================





The change in net unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Fixed maturity securities                                   $317.0           $741.2        $(2,261.8)
Equity securities                                            (60.8)           (35.6)            16.4
----------------------------------------------------------------------------------------------------
Total                                                       $256.2           $705.6        $(2,245.4)
====================================================================================================



During the second quarter of 1998, LNC purchased three bonds issued with offsetting interest rate characteristics. Subsequent to the purchase of these bonds, interest rates increased and the value of one of these bonds decreased. This bond was sold at the end of the second quarter 1998 and a realized loss of $28.8 million ($18.7 million after-tax) was recorded. The other two bonds are still owned by LNC and are producing net investment income on an annual basis of $9.9 million ($6.4 million after-tax). Subsequent to these transactions being recorded, the Emerging Issues Task Force of the Financial Accounting Standards Board reached consensus with regard to accounting for this type of investment strategy. LNC is not required to apply the new accounting rules, however, if such rules were applied, the realized loss on the sale of $28.8 million ($18.7 million after-tax) on one of these bonds recorded at the end of the second quarter of 1998 would be reduced to $8.8 million ($5.7 million after-tax) and the difference would be applied as a change in the carrying amount of the two bonds that remain in LNC's portfolio. Also, net investment income for the year ended December 31, 2001, 2000 and 1999 would be less than reported by $2.7 million ($1.8 million after-tax), $2.5 million ($1.6 million after-tax) and $2.3 million ($1.5 million after-tax), respectively.




The balance sheet captions, "Real Estate" and " Property and Equipment," are shown net of allowances for depreciation as follows:


December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Real estate                                                                       $38.4        $40.4
Property and equipment                                                            211.7        247.9
====================================================================================================



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



Impaired mortgage loans along with the related allowance for losses are as follows:

December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Impaired loans with allowance for losses                                          $25.6        $26.9
Allowance for losses                                                               (2.2)        (4.9)
----------------------------------------------------------------------------------------------------
Net impaired loans                                                                $23.4        $22.0
====================================================================================================




A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Balance at beginning-of-year                                  $4.9             $4.7             $4.8
Provisions for losses                                          0.7              1.8              0.8
Releases due to principal paydowns                            (3.4)            (1.6)            (0.9)
Releases due to foreclosures                                    --               --               --
----------------------------------------------------------------------------------------------------
Balance at end-of-year                                        $2.2             $4.9             $4.7
====================================================================================================





The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Average recorded investment in impaired loans                $25.0            $27.9            $29.6
Interest income recognized on impaired loans                   3.0              2.6              2.9
====================================================================================================



All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2001 and 2000, LNC had restructured mortgage loans of $5.2 million and $4.1 million, respectively. LNC recorded $0.5 million and $0.3 million of interest income on these restructured mortgage loans in 2001 and 2000, respectively. Interest income in the amount of $0.5 million and $0.4 million would have been recorded on these mortgage loans according to their original terms in 2001 and 2000, respectively. As of December 31, 2001 and 2000, LNC had no outstanding commitments to lend funds on restructured mortgage loans.

An investment in real estate is considered impaired when the projected undiscounted cash flow from the investment is less than the carrying value. When LNC determines that an investment in real estate is impaired, it is written-down to reduce the carrying value to the estimated value.

As of December 31, 2001, LNC's investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $496.1 million. This includes $276.6 million of standby commitments to purchase real estate upon completion and leasing.

For the year ended December 31, 2001, fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing were not significant. As of December 31, 2001 and 2000, the carrying value of non-income producing securities was $32.4 million and $11.3 million, respectively.

The cost information for mortgage loans on real estate, real estate and other long-term investments is net of allowances for losses. The balance sheet account for other liabilities includes a reserve for guarantees of third-party debt. The amount of allowances and reserves for such items is as follows:




December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Mortgage loans on real estate                                                       2.2          4.9
Real estate                                                                          --           --
Guarantees                                                                          0.3          0.3
====================================================================================================



During the fourth quarter of 2000, LNC completed a securitization of commercial mortgage loans. In the aggregate, the loans had a fair value of $186.0 million and carrying value of $185.7 million. LNC retained a 6.3% beneficial interest in the securitized assets. LNC received $172.7 million from the trust for the sale of the senior trust certificates representing the other 93.7% beneficial interest. A realized gain of $0.4 million pre-tax was recorded on this sale. A recourse liability was not recorded since LNC is not obligated to repurchase any loans from the trust that may later become delinquent. Cash flows received during 2001 and 2000 from interests retained in the trust were $2.6 million and $0.4 million, respectively. The fair values of the mortgage loans were based on a discounted cash flow method based on credit rating, maturity and future income. Prepayments are expected to be less than 1% with an expected weighted-average life of 6.4 years. Credit losses are anticipated to be minimal over the life of the trust.


During the fourth quarter of 2001, LNC completed a second securitization of commercial mortgage loans. In the aggregate, the loans had a fair value of $209.7 million and a carrying value of $198.1 million. LNC received $209.7 million from the trust for the sale of the loans. A recourse liability was not recorded since LNC is not obligated to repurchase any loans from the trust that may later become delinquent. Servicing fees of $0.03 million were received in 2001. The transaction was hedged with total return swaps to lock in the value of the loans.
LNC recorded a loss on the hedge of $10.1 million pre-tax and a realized gain on the sale of $11.6 million resulting in a net gain of $1.5 million pre-tax. Upon securitization, LNC did not retain an interest in the securitized assets; however, LNC later invested $14.3 million of its general account assets in the certificates issued by the trust. This investment is included in fixed maturity securities on the balance sheet.

4. Federal Income Taxes

The Federal income tax expense (benefit) is as follows:



Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Current                                                     $489.6            $25.2           $(55.5)
Deferred                                                    (331.2)           189.7            165.1
----------------------------------------------------------------------------------------------------
Total tax expense                                           $158.4           $214.9           $109.6
====================================================================================================





The effective tax rate on pre-tax income is lower than the prevailing corporate Federal Income tax rate. A reconciliation of this difference is as follows:

                                                              2001             2000             1999
----------------------------------------------------------------------------------------------------
Tax rate times pre-tax income from continuing operations    $267.5           $292.7           $199.5
Effect of:
Tax-preferred investment income                              (62.6)           (64.3)           (47.7)
Change in valuation allowance                                   --               --            (38.2)
UK taxes                                                     (28.5)           (14.0)             5.6
Other items                                                  (18.0)             0.5             (9.6)
----------------------------------------------------------------------------------------------------
Provision for income taxes                                  $158.4           $214.9           $109.6
Effective tax rate                                             21%              26%              19%
====================================================================================================






The Federal income tax recoverable asset (liability) is as follows:

December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Current                                                                         $(439.0)      $(73.8)
Deferred                                                                          454.1        281.3
----------------------------------------------------------------------------------------------------
Total Federal income tax asset                                                    $15.1       $207.5
====================================================================================================




December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Deferred tax assets:
Insurance and investment contract liabilities                                    $978.4     $1,218.3
Reinsurance deferred gain                                                         437.9           --
Net operating loss carryforwards                                                   69.8        170.0
Postretirement benefits other than pensions                                        42.5         48.4
Compensation related                                                               66.9         69.6
Other                                                                             126.8         93.4
----------------------------------------------------------------------------------------------------
Total deferred tax assets                                                       1,722.3      1,599.7
Valuation allowance for deferred tax assets                                        51.2           --
----------------------------------------------------------------------------------------------------
Net deferred tax assets                                                         1,671.1      1,599.7
Deferred tax liabilities:
Deferred acquisition costs                                                        515.0        541.2
Premiums and fees receivable                                                         --         83.0
Investment related                                                                 57.9        134.8
Net unrealized gain on securities available-for-sale                              135.4         17.0
Present value of business in-force                                                391.5        423.4
Other                                                                             117.2        119.0
----------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                  1,217.0      1,318.4
----------------------------------------------------------------------------------------------------
Net deferred tax asset                                                           $454.1       $281.3
====================================================================================================



Cash paid for federal income taxes in 2001 was $57.6 million. Cash received for Federal income taxes in 2000 was $79.1 million due to the carry back of 1999 tax losses.

LNC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2001, LNC established a valuation allowance of $51.2 million for the gross deferred tax assets relating to net operating losses of its remaining foreign life reinsurance subsidiary. The net operating losses of this subsidiary are subject to Federal income tax limitations that only allow the losses to be used to offset future taxable income of the subsidiary. Due to the disposition of its reinsurance operations, LNC believes that it is more likely than not that LNC will not realize the tax benefits associated with this subsidiary's net operating losses. Because LNC has been required to defer recognition of the gain on the portion of the disposition of its reinsurance operation that was structured as indemnity reinsurance, the establishment of this valuation allowance was recorded as a decrease in the after-tax amount of the reinsurance deferred gain carried on LNC's consolidated balance sheet. Accordingly, the establishment of this valuation allowance did not affect 2001 net income.

At December 31, 2000, LNC concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2000. During 2000, the net unrealized capital loss position that existed at December 31, 1999 for LNC's fixed maturity and equity securities was eliminated primarily due to changes in market conditions. The deferred tax asset valuation allowance of $229 million that was established in 1999 due to the uncertainty of realizing the tax benefits associated with the unrealized capital losses that existed at December 31, 1999 was reversed in 2000. Because this valuation allowance was established in shareholder's equity at December 31, 1999, LNC recorded the reversal of this tax valuation allowance during 2000 in shareholders' equity.

When LNC management announced its intention to explore exiting the UK insurance market in 1999, LNC was required to change its method of accounting for Lincoln UK's taxes. Previously, taxes were computed based upon LNC's intention to permanently reinvest earnings in the UK subsidiaries. Under this approach, Lincoln UK was unable to recognize UK tax benefits for a portion of the pension mis-selling losses recorded in 1997, since UK tax law restricted the use of these losses. However, when the decision was made in the fourth quarter of 1999 that earnings would no longer be permanently reinvested, U.S. tax rules rather than U.K. tax rules became the primary factor in determining the overall deferred taxes for the segment. LNC was required to adjust the level of deferred taxes based upon U.S. tax rules, under the new operating assumption that earnings from Lincoln UK will ultimately be repatriated to LNC. Accordingly, LNC eliminated the $38.2 million valuation allowance and reduced its deferred tax liabilities by another $3.9 million in the fourth quarter of 1999. A tax benefit of $42.1 million was reported in net income by LNC in 1999 relating to these matters.

At December 31, 2001, LNC had net operating losses for Federal income tax purposes of: $146.3 million for its remaining foreign life reinsurance company that expire in the year 2014; $1.7 million for Delaware Management Holdings, Inc. ("Delaware") that expire in the year 2008; $36.3 million for Lincoln Life & Annuity Company of New York ("Lincoln Life New York") that expire in the year 2013 and $15.3 million of net capital losses for Lincoln Life & Annuity Company of New York that expire in the year 2006. In contrast to the net operating losses of the foreign life reinsurance subsidiary, the Delaware and Lincoln Life New York net operating losses and net capital losses can be used in future LNC consolidated U.S. tax returns. Accordingly, LNC believes that it is more likely than not that the Delaware and Lincoln New York net operating losses and capital losses will be fully utilized within the allowable carryforward period.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." At December 31, 2001, LNC has approximately $196.0 million of untaxed "Policyholders' Surplus" on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, LNC does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized relating to LNC's Policyholders' Surplus balance. If the entire Policyholders' Surplus balance became taxable at the current Federal rate, the tax would be approximately $68.6 million.

5. Supplemental Financial Data

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:



Year Ended December 31 (in millions)                                 2001*         2000         1999
----------------------------------------------------------------------------------------------------
Insurance assumed                                                $1,457.6      $1,299.8     $1,509.3
Insurance ceded                                                     993.9         559.9        621.0
----------------------------------------------------------------------------------------------------
Net reinsurance premiums                                           $463.7        $739.9       $888.3
====================================================================================================

* The reinsurance activity for the year ended December 31, 2001 includes the activity of the Reinsurance segment for the eleven months ended
  November 30, 2001 and the activity related to the indemnity reinsurance transaction with Swiss Re for the one month ended December 31, 2001.




The income statement caption, "Benefits," is net of reinsurance recoveries of $0.637 billion, $0.448 billion and $0.611 billion for the years ended
December 31, 2001, 2000 and 1999, respectively. Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other
Expenses," are as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Commissions                                                 $860.3           $919.1           $961.0
Other volume related expenses                                186.7            262.8            205.5
Operating and administrative expenses                      1,049.0          1,148.0          1,156.9
Deferred acquisition costs net of amortization              (343.7)          (423.1)          (314.6)
Restructuring charges                                         38.0            104.9             27.3
Goodwill amortization                                         43.4             45.1             49.1
Other                                                        252.0            261.7            209.8
----------------------------------------------------------------------------------------------------
Total                                                     $2,085.7         $2,318.5         $2,295.0
====================================================================================================



The income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," includes amortization of deferred acquisition costs of $370.0 million, $340.1 million and $302.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. An additional $96.3 million, $38.5 million and $26.9 million of deferred acquisition costs was restored (amortized) and netted against "Realized Gain (Loss) on Investments" for the years ended December 31, 2001, 2000 and 1999, respectively.




A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:

Year Ended December 31 (in millions)                          2001             2000             1999
----------------------------------------------------------------------------------------------------
Balance at beginning of year                              $1,483.3         $1,654.2         $1,753.3
Adjustments to balance                                        (0.7)           (15.6)             3.4
Interest accrued on unamortized balance                       84.5             92.2             69.9
(Interest rates range from 5% to 7%)
Amortization                                                (197.6)          (224.9)          (163.7)
Foreign exchange adjustment                                   (7.0)           (22.6)            (8.7)
----------------------------------------------------------------------------------------------------
Balance at end-of-year                                     1,362.5          1,483.3          1,654.2
Other intangible assets (non-insurance)                       50.1             73.7             92.3
----------------------------------------------------------------------------------------------------
Total other intangible assets at end-of-year              $1,412.6         $1,557.0         $1,746.5
====================================================================================================




Future estimated amortization of insurance business acquired net of interest on unamortized balance for LNC's insurance subsidiaries is as follows (in millions):

----------------------------------------------------------------------------------------------------
2002 - $109.4                                            2004 - $99.6                   2006 - $93.6
2003 -  103.9                                            2005 -  95.9             Thereafter - 860.1
====================================================================================================





Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Premium deposit funds                                                         $18,585.0    $17,715.5
Undistributed earnings on participating business                                  100.2        139.4
Other                                                                             562.7        522.2
----------------------------------------------------------------------------------------------------
Total                                                                         $19,247.9    $18,377.1
====================================================================================================




Details underlying the balance sheet captions related to total debt are as follows:


December 31 (in millions)                                                          2001         2000
----------------------------------------------------------------------------------------------------
Short-term debt:
Commercial paper                                                                 $221.7       $311.9
Other short-term notes                                                             28.5          0.8
Current portion of long-term debt                                                 100.0          0.2
----------------------------------------------------------------------------------------------------
Total short-term debt                                                             350.2        312.9
Long-term debt less current portion:
7.625% notes payable, due 2002                                                       --         99.9
7.250% notes payable, due 2005                                                    192.2        192.0
6.5% notes payable, due 2008                                                      100.1        100.1
6.20% notes payable, due 2011                                                     249.2           --
7% notes payable, due 2018                                                        200.3        200.3
9.125% notes payable, due 2024                                                    119.9        119.9
----------------------------------------------------------------------------------------------------
Total long-term debt                                                              861.7        712.2
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures:
8.75% Quarterly Income Preferred Securities                                          --        215.0
8.35% Trust Originated Preferred Securities (redeemed on January 7, 2002)         100.0        100.0
7.40% Trust Originated Preferred Securities                                       200.0        200.0
7.75% FELINE PRIDES                                                                 5.0        230.0
7.65% Trust Preferred Securities                                                  169.7           --
----------------------------------------------------------------------------------------------------
Total                                                                             474.7        745.0
----------------------------------------------------------------------------------------------------
Total Debt                                                                     $1,686.6     $1,770.1
====================================================================================================





The combined U.S. and U.K. commercial paper outstanding at December 31, 2001 and 2000, had a blended weighted average interest rate of approximately 3.10% and 6.81%, respectively.

Future maturities of long-term debt including the current portion are as follows (in millions):

----------------------------------------------------------------------------------------------------
2002 -  $100.0                                            2004 -    $--               2006 -     $--
2003 -      --                                            2005 -  193.0         Thereafter -   670.3
====================================================================================================


LNC also has access to capital from minority interest in preferred securities of subsidiary companies. In May 1996, LNC filed a shelf registration with the Securities and Exchange Commission that would allow LNC to offer and sell up to $500 million of various forms of hybrid securities. These securities, which combine debt and equity characteristics, are offered through a series of three subsidiaries (Lincoln National Capital I, II and III). These subsidiaries were formed solely for the purpose of issuing preferred securities and lending the proceeds to LNC. The common securities of these subsidiaries are owned by LNC. The only assets of Lincoln National Capital I, II, and III are the notes receivable from LNC for such loans. Distributions are paid by these subsidiaries to the preferred securityholders on a quarterly basis. The principal obligations of these subsidiaries are irrevocably guaranteed by LNC. Upon liquidation of these subsidiaries, the holders of the preferred securities would be entitled to a fixed amount per share plus accumulated and unpaid distributions. LNC reserves the right to: 1) redeem the preferred securities at a fixed price plus accumulated and unpaid distributions and; 2) extend the stated redemption date up to 19 years if certain conditions are met.

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

In July 1996, Lincoln National Capital I issued 8,600,000 shares or $215 million, 8.75% Quarterly Income Preferred Securities ("QUIPS"). In August 1996, Lincoln National Capital II issued 4,000,000 shares or $100 million, 8.35% Trust Originated Preferred Securities ("TOPrS"). Both issues mature in 2026 at $25 per share and the QUIPS and 8.35% TOPrS are redeemable in whole or in part at LNC's option any time after July 2001 and August 2001, respectively (see 2001 update below). In March 1998, LNC issued notes of 1) $100 million, 6.5% due 2008 and 2) $200 million, 7% due 2018. In July 1998,
Lincoln National Capital III issued 8,000,000 shares or $200 million of 7.4% TOPrS which mature in 2028 at $25 per share and are redeemable in whole or in part at LNC's option anytime after July 2003. In August 1998, Lincoln National Capital IV issued 9,200,000 shares or $230 million of 7.75% FELINE PRIDES (service mark of Merrill Lynch & Co. Inc.). The purchasers of such securities were also provided stock purchase contract agreements that indicated they would receive a specified amount of LNC common stock on or before the August 2001 maturity date of the FELINE PRIDES. A portion of the issuance costs associated with this offering along with the present value of the payments associated with the stock purchase agreements were charged to the common stock line within shareholders' equity.

The funds raised in 1998 from the various public offerings of hybrid securities described above were used to acquire a block of individual life insurance business from Aetna Inc.

On August 16, 2001, LNC settled mandatory stock purchase contracts issued in conjunction with the FELINE PRIDES financing. This action resulted in the issuance of 4,630,318 shares of LNC stock at $49.67 per share. Investors had the option of settling the purchase contract with separate cash or by having the collateral securing their purchase obligations sold. In the case of investors who held the TOPrS as collateral for the purchase contracts, they were permitted to enter into a remarketing process with proceeds used to settle the contracts. On August 13, 2001, the remarketing failed resulting in the retirement of $225 million TOPrS. A total of $5 million of two-year TOPrS remain outstanding which represents investors who chose to settle with separate cash and hold onto their TOPrS until maturity. In September 2001, LNC redeemed all 8,600,000 shares of the $215 million, 8.75% QUIPS. In November 2001, Lincoln National Capital V issued 6,900,000 shares of $172.5 million 7.65% Trust Preferred Securities ("TRUPS"). In December 2001, LNC issued $250 million 6.20% ten-year senior notes. In December 2001, LNC called $100 million 8.35% TOPrS issued by Lincoln Capital II and guaranteed by LNC. The redemption date was January 7, 2002.

In December 1998, LNC filed a shelf registration with the Securities Exchange Commission that combined unused portions of the April 1998 registration ($640 million) and the May 1996 registration ($185 million) resulting in an active shelf registration allowing LNC to sell up to an additional $825 million of securities. As of December 31, 2001, the remaining amount under the December 1998 shelf registration was $402.5 million.

Finally, LNC maintains two revolving credit agreements with a group of domestic and foreign banks totaling $700 million. One agreement, in the amount of $300 million, expires in December 2005 and the second agreement, in the amount of $400 million, expires in December 2002. Both agreements provide for interest on borrowings based on various money market indices. Under both agreements, LNC must maintain senior unsecured long-term debt ratings of at least S&P A- and Moody's A3 or be restricted by an adjusted debt to capitalization ratio. At December 31, 2001, LNC had no outstanding borrowings under these agreements. During 2001, 2000 and 1999, fees paid for maintaining revolving credit agreements amounted to $650,000, $642,000 and $633,000, respectively.

Cash paid for interest for 2001, 2000 and 1999 was $123.1 million, $145.4 million and $132.2 million, respectively.

6. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans - U.S. LNC maintains funded defined benefit pension plans for most of its U.S. employees and, prior to January 1, 1995, most full-time agents. Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the better of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. The amendment to the employees' pension plan resulted in a $27.8 million pre-tax negative unrecognized prior service cost in 2001 that will be evenly recognized over future periods. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

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

LNC also sponsors unfunded plans that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees and agents who, depending on the plan, have worked for LNC 10 years and attained age 55 (60 for agents). Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Life insurance benefits are noncontributory; however, participants can elect supplemental contributory life benefits up to age 70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. This change in the plan resulted in a one-time curtailment gain of $10.2 million pre-tax. Beginning January 1, 2002, The employees' postretirement plan was changed to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire. This change in the plan resulted in the immediate recognition at the end of 2001 of a one-time curtailment gain of $11.3 million pre-tax.

On December 1, 2001, Swiss Re acquired LNC's reinsurance business. This transaction resulted in the immediate recognition of a one-time curtailment gain on post retirement benefits of $6 million pre-tax and additional expense of $1.4 million pre-tax related to pension benefits for a net curtailment gain of $4.6 million pre-tax. This net curtailment gain was included in the gain on sale of subsidiaries for the year ended December 31, 2001. Due to the release of the pension obligations on these former LNC employees, there was a $16 million gain in the pension plan that was used to offset prior plan losses.

Information with respect to defined benefit plan asset activity and defined benefit plan obligations is as follows:



                                                                             Other Postretirement
                                                        Pension Benefits            Benefits
                                                       -----------------       -----------------
Year Ended December 31 (in millions)                   2001         2000       2001         2000
------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning-of-year       $385.5       $390.0        $--          $--
Actual return on plan assets                          (17.7)         3.8         --           --
Company contributions                                  38.3          6.7         --           --
Administrative expenses                                (0.9)        (0.3)        --           --
Benefits paid                                         (15.5)       (14.7)        --           --
------------------------------------------------------------------------------------------------
Fair value of plan assets at end-of-year             $389.7       $385.5        $--          $--

Change in benefit obligation:
Benefit obligation at beginning-of-year              $469.3       $434.7     $108.3       $108.0
Plan amendments                                       (27.8)        (5.4)        --          0.3
Service cost                                           14.3         14.2        2.7          2.3
Interest cost                                          34.0         32.1        7.2          6.9
Plan participants' contributions                         --           --        2.1          0.5
Sale of business segment                                 --           --       (6.0)          --
Plan curtailment gain                                 (16.0)        (2.4)     (11.8)          --
Actuarial (gains) losses                               19.1         13.5        3.8         (8.0)
Benefits paid                                         (18.2)       (17.4)      (9.5)        (1.7)
------------------------------------------------------------------------------------------------
Benefit obligation at end-of-year                    $474.7       $469.3      $96.8       $108.3

Underfunded status of the plans                      $(85.0)      $(83.8)    $(96.8)     $(108.3)
Unrecognized net actuarial gains                       44.9         (8.9)        --         (3.9)
Unrecognized prior service cost                       (25.8)         2.5         --           --
------------------------------------------------------------------------------------------------
Accrued benefit cost                                 $(65.9)      $(90.2)    $(96.8)     $(112.2)

Weighted-average assumptions as of December 31:
Weighted-average discount rate                        7.00%        7.50%      7.00%        7.50%
Expected return on plan assets                        9.00%        9.00%         --           --
Rate of increase in compensation:
Salary continuation plan                              5.00%        5.50%         --           --
All other plans                                       4.00%        4.50%      4.00%        4.50%
=================================================================================================



The funded status amounts in the pension benefits columns above combine plans with projected benefit obligations in excess of plan assets and plans with plan assets in excess of projected benefit obligations. For plans that have projected benefit obligations in excess of plan assets, the aggregate projected benefit obligations were $400.1 million and $397.2 million at December 31, 2001 and 2000, respectively, the aggregate accumulated benefit obligations were $373.0 million and $322.2 million at December 31, 2001 and 2000, respectively, and the aggregate fair value of plan assets was $314.9 million and $303.4 million at December 31, 2001 and 2000, respectively.

Plan assets for both the funded employees and agents plans consist principally of listed equity securities, corporate obligations and government bonds.

The components of net defined benefit pension plan and postretirement benefit plan costs are as follows:



                                                                                        Other Postretirement
                                                    Pension Benefits                          Benefits
                                             ------------------------------        ------------------------------
Year Ended December 31 (in millions)         2001         2000         1999        2001         2000         1999
-----------------------------------------------------------------------------------------------------------------
Service cost                                $14.8        $14.6        $19.5        $2.7         $2.3         $3.6
Interest cost                                34.0         32.1         30.2         7.2          7.0          6.6
Expected return on plan assets              (34.0)       (34.5)       (32.6)         --           --           --
Amortization of prior service cost            0.4          0.4          1.0          --           --           --
Recognized net actuarial (gains) losses       0.3         (2.2)         1.6        (0.5)        (0.9)         0.3
-----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                   $15.5        $10.4        $19.7        $9.4         $8.4        $10.5
==================================================================================================================



The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capital cost of covered benefits (i.e. health care cost trend rate) of 10.0% for 2001. It further assumes the rate will gradually decrease to 5.0% by 2012 and remain at that level. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated postretirement benefits obligation as of December 31, 2001 and 2000 by $6.8 million and $8.6 million, respectively. The aggregate of the estimated service and interest cost components of net periodic postretirement benefits cost for the year ended December 31, 2001 and 2000 would increase by $0.8 million.

LNC maintains a defined contribution plan for its U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, LNC assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain highly compensated Lincoln agents. The combined pre-tax expenses for these plans amounted to $2.8 million, $4.2 million and $3.8 million in 2001, 2000 and 1999, respectively. These expenses reflect both LNC's contribution as well as changes in the measurement of LNC's liabilities under these plans.

Pension Plan - Non U.S. The employees of LNC's primary foreign subsidiary are covered by a defined benefit pension plan. The plan provides death and pension benefits based on final pensionable salary. At December 31, 2001 and 2000, the projected benefit obligation exceeded plan assets by $47.0 million and $6.5 million, respectively, and was included in other liabilities in LNC's consolidated balance sheet. As a result of the accumulated benefit obligation being in excess of plan assets at December 31, 2001, a minimum pension liability adjustment of $36.0 million was recorded through Other Comprehensive Income in equity. Net pension costs for the foreign plan were $7.4 million, $4.4 million and $3.6 million for 2001, 2000 and 1999, respectively.

401(k), Money Purchase Plan and Profit Sharing Plans. LNC also sponsors contributory defined contribution plans for eligible U.S. employees and agents. These plans include 401(k) plans and effective April 1, 2001, a defined contribution money purchase plan for eligible employees of Delaware Management Holdings, Inc. ("Delaware"). Prior to April 1, 2001, the defined contribution money purchase plan was structured as a profit sharing plan. LNC's contributions to the 401(k) plans are equal to participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. As a result of LNC attaining the goals established under the three-year long-term incentive plan for 1998 through 2000, an additional match was made on a participant's 2000 pre-tax contribution.

LNC's contribution to the defined contribution money purchase plan is equal to 7.5% per annum of a participant's eligible compensation, while its contribution to the previous profit sharing plan of Delaware was equal to an amount, if any, determined in accordance with a resolution of the Board of Directors. Each plan year's contribution is allocated in the proportion that the plan compensation of each eligible participant bears to the total plan compensation of all eligible participants for such plan year. Compensation is defined as all of an eligible participant's plan year earnings and is subject to the limitation of Section 401 (a) of the Internal Revenue Code of 1986, as amended. For 2001, the contribution to the defined contribution money purchase plan was based on 7.5% of the eligible compensation for the nine month period ended December 31, 2001. For the profit sharing plan's fiscal years ended March 31, 2001, 2000 and 1999, the Board issued a resolution authorizing a 15% per annum contribution to the plan. Expense for the 401(k) and profit sharing plans amounted to $27.0 million, $43.5 million and $27.8 million in 2001, 2000 and 1999, respectively.

Deferred Compensation Plans. LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, LNC has not chosen to fund these plans. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, LNC agrees to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in an LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. LNC makes matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of LNC's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $0.6 million, $4.2 million and $10.6 million in 2001, 2000 and 1999, respectively. These expenses reflect both LNC's employer matching contributions, as well as changes in the measurement of LNC's liabilities under these plans.

In the fourth quarter of 1999, LNC modified the terms of the deferred compensation plans to provide that plan participants who selected LNC stock as the measure for their investment return would receive shares of LNC stock in satisfaction of this portion of their deferral. In addition, participants were precluded from diversifying any portion of their deferred compensation plan account that is measured by LNC's stock performance. As a result of these modifications to the plans, ongoing changes in value of LNC's stock no longer affect the expenses associated with this portion of the deferred compensation plans.

In connection with the acquisition of the block of individual life insurance and annuity business from CIGNA, LNC assumed the liability for an unfunded contributory deferred compensation plan covering certain former CIGNA employees and agents. These participants became immediately eligible for the LNC contributory deferred compensation plans, and therefore this plan was frozen as to future deferrals as of January 1, 1998. Effective January 1, 2001, this frozen plan was merged into the LNC contributory deferred compensation plans and the associated expenses for 2001, 2000 and 1999 are now included in those plan expenses disclosed above.

The total liabilities associated with these plans were $149.5 million and $138.4 million at December 31, 2001 and 2000, respectively.

Incentive Plans. LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire 10 years from the date of grant. Such options are transferable only upon death. Options granted prior to 1992 are exercisable one year after the date of grant and options issued subsequent to 1991 become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

In 2000, as a result of changes in the interpretation of the existing accounting rules for stock options, LNC decided not to continue issuing stock options to agents that do not meet the stringent definition of a common law employee. In the first quarter of 2000, LNC adopted a stock appreciation right ("SAR") program as a replacement to the agent stock option program. The first awards under this program were also made in the first quarter of 2000. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

LNC recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through net income. This accounting treatment causes volatility in net income as a result of changes in the market value of LNC stock. LNC hedges this volatility by purchasing call options on LNC stock. Call options hedging vested SARs are also marked-to-market through net income.

Information with respect to incentive plan stock options outstanding at December 31, 2001 is as follows:


                      Options Outstanding                                         Options Exercisable
-----------------------------------------------------------------------    -----------------------------------
                                   Weighted-Average
Range of             Number               Remaining                                  Number
Exercise     Outstanding at        Contractual Life    Weighted-Average     Exercisable at    Average Exercise
Prices         Dec 31, 2001                 (Years)      Exercise Price       Dec 31, 2001               Price
--------------------------------------------------------------------------------------------------------------
$10 - $20           364,160                    1.51              $18.42            364,160              $18.42
21 -   30         7,545,023                    5.99               25.14          3,324,178               25.68
31 -   40         2,755,677                    7.93               33.46            532,450               33.97
41 -   50         6,953,078                    6.61               44.24          3,282,089               44.66
51 -   60         3,396,636                    6.54               50.87          2,037,714               50.86
--------------------------------------------------------------------------------------------------------------
$10 - $60         21,014,574                                                     9,540,591
==============================================================================================================



LNC recognizes compensation expense for its stock option incentive plans using the intrinsic value based method of accounting (see Note 1) and provides the required pro forma information for stock options granted after December 31, 1994. Accordingly, no compensation expense has been recognized for stock option incentive plans. Had compensation expense for LNC's stock option incentive plans been determined based on the estimated fair value at the grant dates for awards under those plans, LNC's pro forma net income and earnings per share for the last three years (2001, 2000 and 1999) would have been $540.4 million ($2.79 per diluted share); $589.6 million ($3.03 per diluted share) and $443.0 million ($2.21 per diluted share), respectively (a decrease of $49.8 million or $0.26 per diluted share; $31.8 million or $0.16 per diluted share and $17.4 million or $0.09 per diluted share, respectively). These effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to factors such as the vesting period of the stock options and the potential for issuance of additional stock options in future years.

The fair value of options used as a basis for the proforma disclosures, shown above, was estimated as of the date of grant using a Black-Scholes option pricing model.

The option price assumptions used were as follows:


Year Ended December 31                                2001       2000         1999
----------------------------------------------------------------------------------
Dividend yield                                        2.8%       4.4%         2.7%
Expected volatility                                  40.0%      39.2%        29.7%
Risk-free interest rate                               4.6%       6.6%         5.4%
Expected life (in years)                               4.2        4.9          5.5
Weighted-average fair value per option granted      $13.44      $8.33       $14.31
==================================================================================

Restricted stock (non-vested stock) awarded from 1999 through 2001 was as follows:


Year Ended December 31                                2001       2000         1999
----------------------------------------------------------------------------------
Restricted stock (number of shares)                 72,155    237,358       57,012
Weighted-average price per share at time of grant   $46.60     $38.10       $43.91
==================================================================================



Information with respect to the incentive plans involving stock options is as follows:


                                                  Options Outstanding           Options Exercisable
                                                ---------------------      ------------------------
                                                             Weighted-                     Weighted-
                                                              Average                       Average
                                                Shares Exercise Price         Shares Exercise Price
---------------------------------------------------------------------------------------------------
Balance at January 1, 1999                  10,784,852          33.61      3,596,946          21.63

Granted-original                             4,445,316          50.51
Granted-reloads                                104,422          49.32
Exercised (includes shares tendered)        (1,216,263)         48.68
Forfeited                                     (453,892)         44.90
---------------------------------------------------------------------------------------------------
Balance at December 31, 1999                13,664,435          39.59      5,141,438          29.21

Granted - original                          10,756,413          27.62
Granted - reloads                              100,544          46.13
Exercised (includes shares tendered)        (1,558,639)         46.38
Forfeited                                   (1,264,463)         43.14
---------------------------------------------------------------------------------------------------
Balance at December 31, 2000                21,698,290          34.35      6,797,855          34.92

Granted - original                           3,236,217          43.70
Granted - reloads                              130,129          48.19
Exercised (includes shares tendered)        (3,238,931)         27.13
Forfeited                                     (811,131)         43.70
---------------------------------------------------------------------------------------------------
Balance at December 31, 2001                21,014,574          36.59      9,540,591          37.77
===================================================================================================



7. Restrictions, Commitments and Contingencies

Statutory Information and Restrictions

Net income as determined in accordance with statutory accounting practices for LNC's insurance subsidiaries was $0.195 billion, $0.597 billion and $0.579 billion for 2001, 2000 and 1999, respectively. The 2001 amount only includes the statutory net income for LNC's reinsurance subsidiaries from January 1, 2001 through November 30, 2001. On December 7, 2001, Swiss Re acquired LNC's reinsurance operations. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. See
Note 11 for further discussion of Swiss Re's acquisition of LNC's reinsurance operations. Statutory net income for 2001, 2000 and 1999, excluding LNC's foreign life reinsurance companies, was $0.168 billion, $0.603 billion and $0.447 billion, respectively. All of LNC's foreign life reinsurance companies were sold to Swiss Re on December 7, 2001 except Lincoln National Reinsurance Company (Barbados) and Lincoln Re (Ireland) Limited.

Shareholders' equity as determined in accordance with statutory accounting practices for LNC's insurance subsidiaries was $3.517 billion and $3.454 billion for December 31, 2001 and 2000, respectively.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The domiciliary states of LNC's U.S. insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that LNC's U.S. insurance subsidiaries use to prepare their statutory-basis financial statements. The impact of these changes to LNC and its U.S. insurance subsidiaries' statutory-based capital and surplus as of January 1, 2001 was not significant.

LNC's primary insurance subsidiary, Lincoln National Life Insurance Company ("LNL") acquired a block of individual life insurance and annuity business from CIGNA in January 1998 and a block of individual life insurance from Aetna Inc. in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related statutory ceding commission flows through the statement of operations as an expense resulting in a reduction of statutory earned surplus. As a result of these acquisitions, LNL's statutory earned surplus was negative.

LNC's insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Generally, these restrictions pose no short-term liquidity concerns for the holding company. As a result of negative statutory earned surplus, LNL was required to obtain the prior approval of the Indiana Insurance Commissioner ("Commissioner") before paying any dividends to LNC until its statutory earned surplus became positive. LNL recently received approval from the Commissioner to reclassify total dividends of $495 million paid to LNC in 2001 from LNL's earned surplus to paid-in-capital. This change plus the increase in statutory earned surplus from the indemnity reinsurance transaction with Swiss Re resulted in positive statutory earned surplus for LNL at December 31, 2001. As long as LNL's earned surplus remains positive, future dividends not in excess of earned surplus will be deemed ordinary, not requiring prior approval from the Commissioner.

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

Reinsurance Contingencies

Swiss Re acquired LNC's reinsurance operations on December 7, 2001. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. Under the indemnity reinsurance agreements, Swiss Re reinsured certain liabilities and obligations of LNC. Because LNC is not relieved of its legal liability to the ceding companies, in accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("FAS 113"), the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheets of LNC with a corresponding reinsurance receivable from Swiss Re.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. There are currently disputed matters of approximately $500 million, which relate primarily to personal accident business reserves and recoverables. LNC's ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the personal accident business. Pursuant to the purchase agreement, LNC's exposure is capped at $100 million ($65 million after-tax) for net future payments under the personal accident programs in excess of $148 million, which represents the personal accident liabilities net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business including disability income, HMO excess-of-loss, group carrier medical and property and casualty reinsurance lines.

Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that these matters will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of these matters may take several additional months.

Upon reaching agreement as to the final closing financial statements, it is possible that LNC could record adjustments to realized gain or loss on the sale of subsidiaries, to net income, or to the amount of deferred gain associated with the Swiss Re transaction. Another aspect of a potential dispute resolution could result in LNC agreeing to transfer assets to Swiss Re until the adequacy of certain reserves and related recoverables can be determined. In that event, LNC's future investment income would be reduced to the extent that any such dispute resolution would result in Swiss Re's retention of the related investment income during the time frame that Swiss Re would hold the invested assets. While uncertainty exists as to how these disputed matters will finally be resolved, at the present time LNC believes the amounts reported within LNC's consolidated financial statements as of and for the year ended December 31, 2001 represent the best estimate of the ultimate outcome of Swiss Re's acquisition of LNC's reinsurance business.

While LNC has limited its indemnification to Swiss Re, as previously noted, under FAS 113 LNC will continue to report the reserves subject to the indemnity reinsurance agreements with Swiss Re on LNC's consolidated balance sheet with an offsetting reinsurance recoverable from Swiss Re. In the event that future developments indicate that the reserves related to certain businesses should be adjusted, LNC would be required under FAS 113 to recognize the changes in reserves in earnings in the period of change. Any change to the reinsurance recoverable from Swiss Re would be recorded as an adjustment to the amount of deferred gain.

In addition to the transactions completed on December 7, 2001, LNC has the right to "put" its interest in a subsidiary company containing LNC's disability income reinsurance business to Swiss Re during May 2002 for $10 million. Developments on the underlying disability income reinsurance business will not affect the price at which LNC may put the subsidiary company to Swiss Re. LNC is free to market this company to other buyers. If, prior to May 31, 2002, LNC is unable to sell this company to other bidders for more than $10 million, LNC intends to exercise the Swiss Re put. The $10 million exercise price is approximately equal to LNC's book basis in the subsidiary.

United Kingdom Selling Practices

Various selling practices of the Lincoln UK operations have come under scrutiny by the UK regulators in recent years. These selling practices include the sale and administration of individual pension products, mortgage endowments and the selling practices of City Financial Partners Limited ("CFPL"), a subsidiary company purchased in December 1997. Regarding the sale and administration of pension products to individuals, regulatory agencies have raised questions as to what constitutes appropriate advice to individuals who bought pension products as an alternative to participation in an employer sponsored plan. In cases of inappropriate advice, an extensive investigation may have to be done and the individual put in a position similar to what would have been attained if the individual had remained in the employer-sponsored plan.

With regard to mortgage endowments, on November 30, 2000, UK regulators issued a paper containing draft guidelines explaining how mortgage endowment policyholders would be compensated in instances where it is determined that mis-selling occurred. This release also indicated that an extensive analysis is underway of mortgage endowment products offered by insurance companies in the UK marketplace since 1988. Where the results of this analysis indicate that products are designed in a way that could lead to potential mis-selling, UK regulators are contacting companies to review sales practices.

Lincoln UK received a letter from UK regulators on February 8, 2001, raising concerns with certain mortgage endowment products sold by British National Life Assurance Company ("BNLA"). The specific policies at issue were sold between the period of July 1988 through March 1994. Lincoln UK acquired BNLA from Citibank in August of 1993. Less than 6,000 of these BNLA policies remain in force.

In their letter and in subsequent discussions, UK regulators are contending that BNLA's sales literature was written in a manner that provides a contractual warranty that, if certain assumptions are achieved, the mortgage endowment would grow to a balance sufficient to repay the contractholder's mortgage. LNC strongly disagrees that any contractual warranties were made in the sale of these mortgage endowment policies. In August of 2001, LNC reaffirmed its position in a letter to the UK regulators and is awaiting their response. LNC is prepared to proceed with all available means of resolution, including pursuing regulatory, administrative and legal means of concluding this matter.

Following allegations made by the UK Consumers' Association (an organization which acts on behalf of consumers of goods and services provided in the UK) concerning various selling practices of CFPL, LNC has completed an internal review of 5,000 ten-year savings plans sold by CFPL during the period September 1, 1998 to August 31, 2000. The results of LNC's internal review are currently being discussed with the regulator. At this stage of discussion, it appears that the regulator will require LNC to complete additional review procedures before it will approve a resolution of these matters. The timetable and specific actions that may be involved in these additional review procedures are under current discussion with the regulator.

At December 31, 2001 and 2000, the aggregate liability associated with Lincoln UK selling practices was $164.3 million and $284.0 million, respectively. The reserves for these issues are based on various estimates that are subject to considerable uncertainty. Accordingly, the aggregate liability may prove to be deficient or excessive. However, it is management's opinion that future developments regarding Lincoln UK selling practices will not materially affect the consolidated financial position of LNC.

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

Euro Conversion

LNC owns operating companies in the UK and previously conducted business with companies located within Europe. LNC has modified its systems, financial activities and currency risk exposures to align with the first phase of the European Union's conversion to a new common currency (the
Euro) that was adopted January 1, 1999. On January 1, 2002, the Euro banknotes and coins were put into circulation. It is management's opinion that the conversion of the physical currency along with the additional phases of this conversion, which will be implemented during the next few years, will not materially affect the consolidated financial position of LNC.

Leases

Certain of LNC's subsidiaries lease their home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide LNC with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. LNC also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods.

Total rental expense on operating leases in 2001, 2000 and 1999 was $83.4 million, $88.4 million and $81.5 million, respectively. Future minimum rental commitments are as follows (in millions):

-----------------------------------------------------------------------
2002 - $73.4                       2004 - $62.3            2006 - $56.1
2003 -  65.5                       2005 -  58.9      Thereafter - 142.4
=======================================================================

Information Technology Commitment

In February 1998, LNL signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. Annual costs are dependent on usage but are expected to range from $65.0 million to $75.0 million.

Insurance Ceded and Assumed

LNC's insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. LNC seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2001, LNC's maximum retention was $10.0 million on a single insured. Portions of LNC's deferred annuity business have also been co-insured with other companies to limit LNC's exposure to interest rate risks. At December 31, 2001, the reserves associated with these reinsurance arrangements totaled $1,513.6 million. To cover products other than life insurance, LNC acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see Note 5). LNC's insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

Certain LNC insurance companies assumed insurance from other companies. At December 31, 2001, LNC's insurance companies provided $75.3 million of statutory surplus relief to other insurance companies under reinsurance transactions through LNC's former Reinsurance segment. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, LNC's insurance companies are subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted. LNC's reinsurance operations were acquired by Swiss Re on December 7, 2001. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. Under the indemnity reinsurance agreements, Swiss Re reinsured certain liabilities and obligations of LNC. Because LNC is not relieved of its legal liability to the ceding companies, the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheets of LNC with a corresponding reinsurance receivable from Swiss Re.

Letters of Credit

LNC maintains $800 million in bank agreements to issue standby letters of credit on behalf of subsidiaries of LNC and for the benefit of third parties. These letters of credit support LNL's reinsurance needs and specific treaties associated with LNC's reinsurance business, which was acquired by Swiss Re on December 7, 2001 (see Note 11 for further discussion of this transaction). Letters of credit are primarily used to satisfy the U.S. regulatory requirements of domestic clients of the former Reinsurance segment who have contracted with the reinsurance subsidiaries not domiciled in the United States. The letter of credit allows the cedents to take credit for reinsured reserves on their statutory balance sheets. At December 31, 2001, there was a total of $765.7 million in outstanding bank letters of credit supporting 25 separate reinsurance treaties. In exchange for the letters of credit, LNC paid the banks approximately $3.8 million in fees in 2001.

Vulnerability from Concentrations

At December 31, 2001, LNC did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also at December 31, 2001, LNC did not have a concentration of:
1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to LNC's financial position. Although LNC does not have any significant concentration of customers, LNC's Annuities segment has a long-standing distribution relationship with American Funds Distributors that is significant to this segment. In 2001, the American Legacy Variable Annuity product line sold through American Funds Distributors accounted for about 21% of LNC's total gross annuity deposits. The relationship with American Funds Distributors is highly valued by LNC. Both LNC and American Funds Distributors are continuously seeking ways to increase sales and to retain the existing business.

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

During the fourth quarter of 2000, LNL reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of LNL non-variable universal life and participating whole life insurance policies. It requires that LNL provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 policies. Owners of approximately 4,300 policies have excluded themselves (opted-out) from the settlement and, with respect to these policies, will not be bound by the settlement. Total charges recorded during 2000 for this settlement aggregated $42.1 million after-tax ($64.7 million pre-tax). With the court's approval of the settlement in the second quarter of 2001 and the expiration in the third quarter of 2001 of the time to file an appeal, the case was concluded for all policyholders not previously opting out. During the third quarter of 2001, settlement was reached with some of the owners of policies who opted-out of the original settlement. Overall, the third quarter developments relating to these matters were slightly favorable when compared to the assumptions underlying the estimates made in 2000 when the related charges were taken; however, there is continuing uncertainty as to the ultimate costs of settling the remaining opt-out cases. It is management's opinion that such future developments will not materially affect the consolidated financial position of LNC.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. LNC has accrued for expected assessments net of estimated future premium tax deductions.

Guarantees

LNC has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Guarantees with off-balance sheet risks having contractual values of $23.9 million and $35.5 million were outstanding at December 31, 2001 and 2000, respectively.

Certain subsidiaries of LNC have invested in real estate partnerships that use industrial revenue bonds to finance their projects. LNC has guaranteed the repayment of principal and interest on these bonds. Certain subsidiaries of LNC are also involved in other real estate partnerships that use conventional mortgage loans. In some cases, the terms of these arrangements involve guarantees by each of the partners to indemnify the mortgagor in the event a partner is unable to pay its principal and interest payments. In addition, certain subsidiaries of LNC have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to LNC.

Derivative Instruments

LNC maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. LNC assesses these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of LNC's interest rate risk management strategy include interest rate swaps, interest rate caps and swaptions. Derivative instruments that are used as part of LNC's foreign currency risk management strategy include foreign currency swaps and foreign exchange forwards. Call options on LNC stock are used as part of LNC's equity market risk management strategy. Call options on the S&P 500 index were used for reinsurance programs and as a result of the acquisition by Swiss Re of LNC's reinsurance operations, this equity market risk management strategy was terminated. LNC also uses credit default swaps as part of its credit risk management strategy.

By using derivative instruments, LNC is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes LNC and, therefore, creates a payment risk for LNC. When the fair value of a derivative contract is negative, LNC owes the counterparty and therefore LNC has no payment risk. LNC minimizes the credit (or payment) risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by LNC. LNC also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement.

LNC and LNL are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under the majority of ISDA agreements and as a matter of policy, LNL has agreed to maintain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by LNC would be dependent on the market value of the underlying derivative contract. In certain transactions, LNC and the counterparty have entered into a collateral support agreement requiring LNC to post collateral upon significant downgrade. LNC is required to maintain long-term senior debt ratings of S&P BBB- and Moody's Baa3. LNC also requires for its own protection minimum rating standards for counterparty credit protection. LNL is required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements which collectively do not represent material notional exposure. LNC does not believe the inclusion of termination or collateralization events pose any material threat to its liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. LNC manages the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

LNC's derivative instruments are monitored by its risk management committee as part of that committee's oversight of LNC's derivative activities. LNC's derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into LNC's overall risk management strategies.

LNC has derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                  Assets (Liabilities)
                                                                      ----------------------------------------------
                                                   Notional or         Carrying        Fair    Carrying        Fair
                                               Contract Amounts           Value       Value       Value       Value
                                          -----------------------      ---------------------------------------------
December 31 (in millions)                       2001        2000           2001        2001        2000         2000
--------------------------------------------------------------------------------------------------------------------
Interest rate derivative instruments:
Interest rate cap agreements                 1,258.8     1,558.8           $0.6        $0.6        $2.7         $0.4
Swaptions                                    1,752.0     1,752.0            0.1         0.1         0.9          0.9
Interest rate swap agreements                  507.6       708.2           18.1        18.1         7.2         38.1
--------------------------------------------------------------------------------------------------------------------
Total interest rate derivative instruments   3,518.4     4,019.0           18.8        18.8        10.8         39.4
Foreign currency derivative instruments:
Foreign exchange forward contracts              67.0       124.3           (0.3)       (0.3)       (3.1)        (3.1)
Foreign currency swaps                          94.6        37.5            5.8         5.8         2.5          2.5
--------------------------------------------------------------------------------------------------------------------
Total foreign currency derivative instruments  161.6       161.8            5.5         5.5        (0.6)        (0.6)
Credit derivative instruments:
Credit default swaps                            29.0        29.0            0.9         0.9          --           --
Equity indexed derivative instruments:
Call options (based on S&P)                       --       183.3             --          --        19.3         19.3
Call options (based on LNC Stock)                1.1         0.6           20.5        20.5        10.0         15.3
--------------------------------------------------------------------------------------------------------------------
Total equity indexed derivative instruments      1.1       183.9           20.5        20.5        29.3         34.6
Embedded derivatives per FAS 133                  --          --            0.4         0.4          --           --
--------------------------------------------------------------------------------------------------------------------
Total derivative instruments*                3,710.1     4,393.7          $46.1       $46.1       $39.5        $73.4
====================================================================================================================

* Total derivative instruments for 2001 are composed of $46.4 million and $(0.3) million on the consolidated balance sheet in Derivative Instruments and Other Liabilities, respectively.


A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                               Interest  Rate                                     Interest  Rate
                                               Cap Agreements               Swaptions            Swap Agreements
                                        -------------------------------------------------------------------------
December 31 (in millions)                     2001        2000           2001        2000        2001       2000
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year               1,558.8     2,508.8        1,752.0     1,837.5       708.2      630.9
New contracts                                   --          --             --          --       172.5      652.2
Terminations and maturities                 (300.0)     (950.0)            --       (85.5)     (373.1)    (574.9)
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                     1,258.8     1,558.8        1,752.0     1,752.0       507.6      708.2
==================================================================================================================


                                                Spread-Lock             Financial Futures
                                                 Agreements                 Contracts              Put Options
                                        -------------------------------------------------------------------------
December 31 (in millions)                     2001        2000           2001        2000        2001       2000
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                    --          --             --          --          --       21.3
New contracts                                   --       100.0             --       267.2          --         --
Terminations and maturities                     --      (100.0)            --      (267.2)         --      (21.3)
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                          --          --             --          --          --         --
==================================================================================================================


                                                   Treasury               Foreign Exchange   Foreign Currency Swap
                                                     Locks               Forward Contracts        Agreements
                                        --------------------------------------------------------------------------
December 31 (in millions)                      2001        2000           2001        2000        2001       2000
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                     --          --          124.3          --        37.5       44.2
New contracts                                 200.0          --          523.1     1,945.4        80.9         --
Terminations and maturities                  (200.0)         --         (578.5)   (1,822.6)      (23.8)      (6.7)
Foreign exchange adjustment                      --          --           (1.9)        1.5          --         --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                           --          --           67.0       124.3        94.6       37.5
==================================================================================================================


                                              Credit Default             Call Options             Call Options
                                                   Swaps                (Based on S&P)        (Based on LNC Stock)
                                        --------------------------------------------------------------------------
December 31 (in millions)                    2001         2000         2001         2000         2001         2000
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                 29.0           --        183.3        129.6          0.6           --
New contracts                                  --         29.0        141.9        100.0          0.6          0.6
Terminations and maturities                    --           --       (325.2)       (46.3)        (0.1)          --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                       29.0         29.0           --        183.3          1.1          0.6
==================================================================================================================


                                                                                                  Total Return
                                                                                                      Swaps
                                                                                                -----------------
December 31 (in millions)                                                                       2001         2000
------------------------------------------------------------------------------------------------------------------
Balance at beginning-of-year                                                                      --           --
New contracts                                                                                  190.0           --
Terminations and maturities                                                                   (190.0)          --
------------------------------------------------------------------------------------------------------------------
Balance at end-of-year                                                                            --           --
==================================================================================================================



Accounting for Derivative Instruments and Hedging Activities

As of December 31, 2001, LNC had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges and derivative instruments that were not designated as hedging instruments. LNC did not have derivative instruments that were designated as hedges of a net investment in a foreign operation. See Note 1 to the consolidated financial statements for detailed discussion of the accounting treatment for derivative instruments. For the year ended December 31, 2001, LNC recognized a net loss of $6.0 million after-tax in net income as a component of realized gains and losses on investments. This loss relates to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the year ended December 31, 2001, LNC recognized a gain of $3.5 million after-tax in OCI related to the change in market value on derivative instruments that are designated and qualify as hedges. In addition, $3.5 million after-tax was reclassified from unrealized gain (loss) on securities available-for-sale to unrealized gain
(loss) on derivative instruments, both in OCI. This reclassification relates to derivative instruments that were marked to market through unrealized gain (loss) on securities available-for-sale prior to the adoption of FAS 133.

Derivative Instruments Designated in Cash Flow Hedges

Interest Rate Swap Agreements. LNC uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. LNC is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

LNC also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. The forecasted purchase of assets related to certain investment portfolios is a continuing hedge program. As of December 31, 2001, there were no interest rate swaps hedging forecasted asset purchases.

Foreign Currency Swaps. LNC uses foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2002 through 2006.

Call Options on LNC Stock. LNC uses call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in OCI. Amounts recorded in accumulated OCI are reclassified to net income upon vesting of SARs. LNC's call option positions will be maintained until such time the SARs are either exercised or expire and LNC's SAR liabilities are extinguished. The SARs expire five years from the date of grant.

Treasury Lock. LNC used a treasury lock agreement to hedge its exposure to variability in future semi-annual interest payments, attributable to changes in the benchmark interest rate, related to the issuance of its 10-year $250 million senior debt. A treasury lock is an agreement that allows the holder to lock in a benchmark interest rate, so that if the benchmark interest rate increases, the holder is entitled to receive a payment from the counterparty to the agreement equal to the present value of the difference in the benchmark interest rate at the determination date and the locked-in benchmark interest rate. If the benchmark interest rate decreases, the holder must pay the counterparty to the agreement an amount equal to the present value of the difference in the benchmark interest rate at the determination date and the locked-in benchmark interest rate. The receipt (payment) from the termination of a treasury lock is recorded in OCI and is reclassified from accumulated OCI to interest expense over the coupon paying period of the related senior debt.

Total Return Swaps. LNC used total return swaps to hedge its exposure to interest rate and spread risk resulting from the forecasted sale of assets in a securitization of certain LNC mortgage loans. A total return swap is an agreement that allows the holder to protect itself against loss of value by effectively transferring the economic risk of asset ownership to the counterparty. The holder pays (receives) the total return equal to interest plus capital gains or losses on a referenced asset and receives a floating rate of interest. As of December 31, 2001, LNC did not have any open total return swaps.

Gains and losses on derivative contracts that are reclassified from accumulated OCI to current period earnings are included in the line item in which the hedged item is recorded. As of December 31, 2001, $18.2 million of the deferred net gains on derivative instruments accumulated in OCI are expected to be reclassified as earnings during the next twelve months. This reclassification is primarily due to the receipt of interest payments associated with variable rate securities and forecasted purchases, payment of interest on LNC's senior debt, the receipt of interest payments associated with foreign currency securities, and the periodic vesting of SARs.

Derivative Instruments Designated in Fair Value Hedges

Interest Rate Swap Agreements. LNC uses interest rate swap agreements to hedge the risk of paying a higher fixed rate interest on company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures than would be paid on long-term debt based on current interest rates in the marketplace. LNC is required to pay the counterparty a stream of variable interest payments based on the referenced index, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded as an adjustment to the interest expense related to the debt being hedged. The changes in fair value of the interest rate swap are reported in the consolidated statement of income in the period of change along with the offsetting changes in fair value of the debt being hedged.

All Other Derivative Instruments

LNC uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by LNC for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in current income during the period of change (reported as realized gain (loss) on investments in the consolidated statement of income except where otherwise noted below).

Interest Rate Cap Agreements. The interest rate cap agreements, which expire in 2002 through 2006, entitle LNC to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of LNC's interest rate cap agreement program is to provide a level of protection for its annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under FAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under FAS 133.

Swaptions. Swaptions, which expire in 2002 through 2003, entitle LNC to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of LNC's swaption program is to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provide an economic hedge of the annuity line of business. However, the swaptions are not linked to specific assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under FAS
133. Therefore, the swaptions do not qualify for hedge accounting under FAS
133.

Foreign Exchange Forwards. LNC's foreign affiliate, Lincoln UK, uses foreign exchange forward contracts, which are traded over-the-counter, to hedge short-term debt issuance in currencies other than the British Pound. The foreign currency forward contracts obligate LNC to deliver a specified amount of currency at a future date at a specified exchange rate. The foreign exchange forward contracts are marked to market through interest and debt expense within the income statement.

Credit Default Swaps. LNC uses credit default swaps which expire in 2002 through 2006 to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows LNC to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. LNC has not currently qualified credit default swaps for hedge accounting under FAS 133 as amounts are insignificant.

Call Options on S&P 500 Index. Prior to Swiss Re's acquisition of LNC's reinsurance operation in December 2001, LNC used S&P 500 index call options to offset the increase in its liabilities resulting from certain reinsurance agreements which guaranteed payment of the appreciation of the S&P 500 index on certain underlying annuity products. The call options provided LNC with settlement payments from the counterparties on specified expiration dates. The payment, if any, was the percentage increase in the index, over the strike price defined in the contract, applied to the notional amount. The S&P 500 call options provided an economic hedge of the reinsurance liabilities, but the hedging relationship was not eligible for hedge accounting treatment under FAS 133.

Call Options on LNC Stock. As discussed previously in the Cash Flow Hedges section, LNC uses call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under FAS 133.

Derivative Instrument Embedded in Deferred Compensation Plan. LNC has certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income. This derivative instrument is not eligible for hedge accounting treatment under FAS 133.

Call Options on Bifurcated Remarketable Put Bonds. LNC owns various debt securities that contain call options attached by an investment banker before the sale to the investor. These freestanding call options are exercisable by a party other than the issuer of the debt security to which they are attached and are accounted for separately from the debt security. LNC has not currently qualified call options bifurcated from remarketable put bonds for hedge accounting treatment as amounts are insignificant.

LNC has used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, any derivative type that was not outstanding from January 1, 2001 through December 31, 2001 is not discussed in this disclosure. Other derivative instruments LNC has used include spread-lock agreements, financial futures, put options, and commodity swaps. At December 31, 2001, there are no outstanding positions in these derivative instruments.

Additional Derivative Information. Income and (expenses) for the agreements and contracts described above amounted to $3.5 million, $(7.3) million and $(9.9) million in 2001, 2000 and 1999, respectively. The increase in income for 2001 was primarily because amortization of premiums for caps and swaptions is no longer recorded through operating income. Deferred losses of $6.2 million for the year ended December 31, 2000 were primarily the result of terminated interest rate swaps, spread-locks, put options, and financial futures contracts. These losses were included with the related fixed maturity securities to which the hedge applied or as deferred assets and were being amortized over the life of such securities until FAS 133 was adopted as of January 1, 2001.

LNC is exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, LNC does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in LNC's favor. At December 31, 2001, the exposure was $48.9 million.

Events of September 11, 2001. In the third quarter of 2001, LNC recorded losses totaling $33.2 million after-tax ($51.1 million pre-tax) for claims associated with the September 11, 2001 terrorist attacks. Of the total losses, $13.9 million after-tax was estimated for incurred but not reported claims, $1.0 million after-tax was estimated for losses from participation in a group life reinsurance pool and $8.2 million after-tax was estimated for a recovery from participation in an individual life reinsurance pool. In the fourth quarter of 2001, based upon updated information received regarding actual claims reported, a reduction in the estimate of losses was recorded in the amount of $8.7 million after-tax ($13.4 million pre-tax) for incurred but not reported claims related to both reinsurance business and life insurance business. Uncertainty regarding these estimates has diminished. Based upon currently available information, LNC does not believe that future loss development will vary significantly from its current estimates.

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

Investment Type Insurance Contracts. The balance sheet captions, "Insurance Policy and Claim Reserves" and "Contractholder Funds," include investment type insurance contracts (i.e. deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions "Insurance Policy and Claim Reserves" and "Contractholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by LNC. It is LNC's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about LNC's shareholders' equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. LNC and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Short-term and Long-term Debt. Fair values for long-term debt issues are based on quoted market prices or estimated using discounted cash flow analysis based on LNC's current incremental borrowing rate for similar types of borrowing arrangements where quoted prices are not available. For short-term debt, the carrying value approximates fair value.

Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures. Fair values for company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures are based on quoted market prices.

Guarantees. LNC's guarantees include guarantees related to industrial revenue bonds, real estate partnerships and mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to the industrial revenue bonds, real estate partnerships and mortgage loan pass-through certificates is insignificant.

Derivatives. LNC employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices for foreign currency exchange contracts and financial futures contracts; 2) industry standard models that are commercially available for interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, commodity swaps, credit default swaps, total return swaps and put options; 3) Monte Carlo techniques for the equity call options on LNC stock. These techniques project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present valued to arrive at the derivatives' current fair market values; and 4) Black-Scholes pricing methodology for standard European equity call options.

Investment Commitments. Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts. Assets held in separate accounts are reported in the accompanying consolidated balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of LNC's financial instruments are as follows:


                                                     Carrying        Fair    Carrying        Fair
                                                        Value       Value       Value       Value
                                                   ----------------------------------------------
December 31 (in millions)                               2001         2001        2000        2000
-------------------------------------------------------------------------------------------------
Assets (liabilities):
Fixed maturities securities                        $28,345.7    $28,345.7   $27,449.8   $27,449.8
Equity securities                                      470.5        470.5       549.7       549.7
Mortgage loans on real estate                        4,535.6      4,691.1     4,663.0     4,702.5
Policy loans                                         1,939.7      2,098.1     1,960.9     2,096.4
Derivative instruments*                                 46.1         46.1        39.5        73.4
Other investments                                      507.4        507.4       463.3       463.3
Cash and invested cash                               3,095.5      3,095.5     1,927.4     1,927.4
Investment type insurance contracts:
Deposit contracts and certain guaranteed
interest contracts                                 (18,142.7)   (18,183.5)  (16,813.2)  (16,654.8)
Remaining guaranteed interest and similar contracts   (205.2)      (202.6)     (817.3)     (784.5)
Short-term debt                                       (350.2)      (350.2)     (312.9)     (312.9)
Long-term debt                                        (861.7)      (870.5)     (712.2)     (707.4)
Company-obligated mandatorily redeemable
preferred securities of subsidiary trusts
holding solely junior subordinated debentures         (474.7)      (478.3)     (745.0)     (722.7)
Guarantees                                              (0.3)          --        (0.3)         --
Investment commitments                                    --         (5.3)         --         2.8
=================================================================================================

* Derivative instruments for 2001 are composed of $46.4 million and $(0.3) million on the consolidated balance sheet in Derivative Instruments and Other Liabilities, respectively.



As of December 31, 2001 and 2000, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $338.9 million and $169.6 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

9. Segment Information

LNC has four business segments: Annuities (effective March 7, 2002, this segment will be known as Lincoln Retirement), Life Insurance, Investment Management and Lincoln UK.

Prior to the fourth quarter of 2001, LNC had a Reinsurance segment ("Lincoln Re"). LNC's reinsurance business was acquired by Swiss Re in December 2001. As the majority of the business acquired by Swiss Re was via indemnity reinsurance agreements, LNC is not relieved of its legal liability to the ceding companies for this business. This means that the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheet of LNC with a corresponding reinsurance receivable from Swiss Re. In addition, the gain resulting from the indemnity reinsurance portion of the transaction was deferred and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of seven to 15 years on a declining basis. After the acquisition of this business by Swiss Re, the ongoing management of the indemnity reinsurance contracts and the reporting of the deferred gain will be within LNC's Other Operations. Given the lengthy period of time over which LNC will continue to amortize the deferred gain, and the fact that related assets and liabilities will continue to be reported on LNC's financial statements, the historical results for the Reinsurance segment prior to the close of the transaction with Swiss Re will not be reflected in discontinued operations, but as a separate line in Other Operations. The results for 2001 are for the eleven months ended November 30, 2001. Earlier periods were restated to aid comparability of segment reporting between periods.

The Annuities segment, headquartered in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, the Annuities segment provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. The Annuities segment distributes some of its products through LNC's wholesaling unit, Lincoln Financial Distributors ("LFD"), as well as LNC's retail unit, Lincoln Financial Advisors ("LFA"). In addition, the Annuities segment has alliances with a variety of unrelated companies where LNC provides the manufacturing platform for annuity products and the alliance company provides investment management, marketing and distribution.

The Life Insurance segment, headquartered in Hartford, Connecticut, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers, through its Hartford operations, universal life, variable universal life, interest-sensitive whole life and corporate owned life insurance. Additional offerings through its Schaumburg, Illinois operations include universal life, linked-benefit life (a universal life product with a long-term care benefit) and term life insurance. All of the Life Insurance segment's products are distributed through LFD and LFA.

The Investment Management segment, headquartered in Philadelphia, Pennsylvania, offers a variety of asset management services to retail and institutional clients throughout the United States and certain foreign countries. Its product offerings include mutual funds and managed accounts. It also provides investment management and account administration services for variable annuity products, and 401(k), pension, endowment and trust accounts. Retail products are distributed through both LFD and LFA. Institutional products including large case 401(k) plans are marketed by a separate sales force in conjunction with pension consultants. The Investment Management segment also provides investment advisory services for certain insurance and corporate portfolios of LNC.

Lincoln UK is headquartered in Barnwood, Gloucester, England, and is licensed to do business throughout the United Kingdom ("UK"). Although Lincoln UK transferred its sales force to Inter-Alliance Group PLC in the third quarter of 2000, it continues to manage, administer and accept new deposits on its current block of business and, as required by UK regulation, accept new business for certain products. Lincoln UK's product portfolio principally consists of unit-linked life and pension products, which are similar to U.S. produced variable life and annuity products.

LNC reports operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, unallocated overhead expenses, and the operations of Lincoln Financial Advisors ("LFA") and Lincoln Financial Distributors ("LFD")) in "Other Operations". As noted above, the financial results of the former Reinsurance segment were moved to Other Operations upon the close of the transaction with Swiss Re in December 2001.



Financial data by segment for 1999 through 2001 is as follows:


Year Ended December 31 (in millions)                             2001         2000         1999
-----------------------------------------------------------------------------------------------
Revenue, Excluding Net Investment Income and Realized
Gain (Loss) on Investments and Derivative Instruments
and Sale of Subsidiaries:
Annuities                                                      $663.1       $745.4       $653.8
Life Insurance                                                  987.3        964.9        922.5
Investment Management                                           383.8        436.5        438.7
Lincoln UK                                                      216.1        364.7        368.3
Other Operations (includes consolidating adjustments)         1,552.3      1,621.2      1,609.9
-----------------------------------------------------------------------------------------------
Total                                                        $3,802.6     $4,132.7     $3,993.2
Net Investment Income:
Annuities                                                    $1,370.0     $1,393.5     $1,474.2
Life Insurance                                                  910.2        871.5        840.1
Investment Management                                            53.6         57.7         56.9
Lincoln UK                                                       64.8         70.3         75.3
Other Operations (includes consolidating adjustments)           281.0        354.1        361.0
-----------------------------------------------------------------------------------------------
Total                                                        $2,679.6     $2,747.1     $2,807.5
Realized Gain (Loss) on Investments and Derivative
Instruments
and Sale of Subsidiaries:
Annuities                                                      $(64.8)       $(5.2)      $(12.1)
Life Insurance                                                  (56.9)       (17.4)        (2.2)
Investment Management                                            (3.7)        (3.9)        (0.1)
Lincoln UK                                                       12.4          3.2          3.0
Other Operations (includes consolidating adjustments)            11.4         (5.0)        14.4
-----------------------------------------------------------------------------------------------
Total                                                         $(101.6)      $(28.3)        $3.0
Income (Loss) before Federal Income Taxes and
Cumulative Effect of Accounting Changes:
Annuities                                                      $312.8       $438.0       $368.7
Life Insurance                                                  369.8        392.7        332.2
Investment Management                                            19.1         58.2         82.5
Lincoln UK                                                       61.6        (23.7)      (100.1)
Other Operations (includes consolidating adjustments)             0.8        (28.9)      (113.3)
-----------------------------------------------------------------------------------------------
Total                                                          $764.1       $836.3       $570.0
Income Tax Expense (Benefit):
Annuities                                                       $36.3        $79.4        $77.2
Life Insurance                                                  131.2        143.4        120.7
Investment Management                                             7.2         21.2         30.9
Lincoln UK                                                       (7.3)       (10.5)       (81.9)
Other Operations (includes consolidating adjustments)            (9.1)       (18.6)       (37.3)
-----------------------------------------------------------------------------------------------
Total                                                          $158.3       $214.9       $109.6
Cumulative Effect of Accounting Changes:
Annuities                                                       $(7.3)          --           --
Life Insurance                                                   (5.5)          --           --
Investment Management                                            (0.1)          --           --
Lincoln UK                                                         --           --           --
Other Operations (includes consolidating adjustments)            (2.7)          --           --
-----------------------------------------------------------------------------------------------
Total                                                          $(15.6)          --           --
Net Income (Loss):
Annuities                                                      $269.2       $358.6       $291.5
Life Insurance                                                  233.1        249.3        211.5
Investment Management                                            11.8         37.0         51.6
Lincoln UK                                                       68.9        (13.2)       (18.2)
Other Operations (includes consolidating adjustments)             7.2        (10.3)       (76.0)
-----------------------------------------------------------------------------------------------
Total                                                          $590.2       $621.4       $460.4
===============================================================================================



December 31 (in millions)                                        2001         2000         1999
-----------------------------------------------------------------------------------------------
Assets:
Annuities                                                   $56,888.2    $60,267.1    $63,921.0
Life Insurance                                               18,409.7     17,939.1     16,433.5
Investment Management                                         1,460.5      1,439.0      1,483.1
Lincoln UK                                                    7,788.8      8,763.7      9,712.8
Other Operations (includes consolidating adjustments)        13,454.1     11,435.2     11,545.3
-----------------------------------------------------------------------------------------------
Total                                                       $98,001.3    $99,844.1   $103,095.7
===============================================================================================



During 2000, management initiated a plan to change the operational and management reporting structure of LNC's wholesale distribution organization. Beginning with the quarter ended March 31, 2001, Lincoln Financial Distributors ("LFD"), the wholesaling arm of LNC's distribution network, was reported within Other Operations. Previously, LNC's wholesaling efforts were conducted separately within the Annuities, Life Insurance and Investment Management segments. Earlier periods were restated to aid comparability of segment reporting between periods.

Also, in the fourth quarter of 2000, a decision was made to change the management reporting and operational responsibilities for First Penn-Pacific's Schaumburg, Illinois annuities business. Beginning with the quarter ended March 31, 2001, the financial reporting for First Penn-Pacific's annuities business was included in the Annuities segment. This business was previously managed and reported in the Life Insurance Segment. Earlier periods were restated to aid the comparability of segment reporting between periods.

Prior to 2001, the management of general account investments performed by the Investment Management segment for LNC's U.S. based insurance operations was generally priced on an "at cost" basis. Effective January 1, 2001, substantially all of these internal investment management services were priced on an arms-length "profit" basis. Under this new internal pricing standard, the Investment Management segment receives approximately 18.5 basis points on certain assets under management. The change in pricing of internal investment management services impacted segment reporting results for the Annuities, Life Insurance, Reinsurance and Investment Management segments, along with Other Operations. Earlier periods were restated to aid the comparability of segment reporting between periods.

Most of LNC's foreign operations are conducted by Lincoln UK, a UK company. The data for this company is shown above under the Lincoln UK segment heading. The other segments, except for the Annuities segment, have non-U.S. operations. Foreign intracompany revenues are not significant. Financial data for Lincoln UK and the other non-U.S. units* is as follows:




Year Ended December 31 (in millions)                             2001         2000         1999
-----------------------------------------------------------------------------------------------
Revenue                                                        $395.5       $536.3       $572.4
Net Income (Loss) before Federal Income Taxes                   111.9         (7.1)       (60.4)
Income Tax Expense (Benefit)                                      9.5        (10.2)       (56.6)
-----------------------------------------------------------------------------------------------
Net Income (Loss)                                              $102.4         $3.1        $(3.8)
Assets (at end of year)                                      $7,889.7     $8,896.8     $9,820.0
===============================================================================================

* The financial data for other non-U.S. units includes the activity of several former reinsurance subsidiaries for the years ended December 31, 2000 and 1999 and for the eleven months ended November 30, 2001. These entities were sold to Swiss Re in December 2001.



10. Shareholders' Equity

LNC's common and series A preferred stock is without par value.

All of the issued and outstanding series A preferred stock is $3 cumulative convertible and is convertible at any time into shares of common stock. The conversion rate is sixteen shares of common stock for each share of series A preferred stock, subject to adjustment for certain events. The series A preferred stock is redeemable at the option of LNC at $80 per share plus accrued and unpaid dividends. Outstanding series A preferred stock has full voting rights, subject to adjustment if LNC is in default as to the payment of dividends. If LNC is liquidated or dissolved, holders of series A preferred stock will be entitled to payments of $80 per share. The difference between the aggregate preference on liquidation value and the financial statement balance for the series A preferred stock was $1.1 million at December 31, 2001.

LNC has outstanding one common share purchase ("Right") on each outstanding share of LNC's common stock. A Right will also be issued with each share of LNC's common stock that is issued before the Rights become exercisable or expire. If a person or group announces an offer that would result in beneficial ownership of 15% or more of LNC's common stock, the Rights will become exercisable and each Right will entitle its holder to purchase one share of LNC's common stock for $100. Upon the acquisition of 15% or more of LNC's common stock, each holder of a Right (other than the person acquiring the 15% or more) will have the right to acquire the number of shares of LNC common stock that have a market value of two times the exercise price of the Right. If LNC is acquired in a business combination transaction in which LNC does not survive, each holder of a Right (other than the acquiring person) will have the right to acquire common stock of the acquiring person having a market value of two times the exercise price of the Right. LNC can redeem each Right for one cent at any time prior to the tenth day after a person or group has acquired 15% or more of LNC's common stock. The Rights expire on November 14, 2006. As of December 31, 2001, there were 186,943,738 Rights outstanding.

During 2001, 2000 and 1999, LNC purchased and retired 11,278,022, 6,222,581 and 7,675,000 shares, respectively, of its common stock at a total cost of $503.7 million, $210.0 million and $377.7 million, respectively. The common stock account was reduced for these purchases in proportion to the percentage of shares acquired. The remainder of the purchase price was charged to retained earnings.

During May 1999, LNC's Board of Directors approved a two-for-one stock split for its common stock. The record date for the stock split was June 4, 1999 and the additional shares were distributed to shareholders on June 21, 1999. The 1999 consolidated financial statements including per share disclosures in these notes, have been adjusted to reflect the effects of the common stock split for all periods presented.

Per share amounts for net income from continuing operations are shown on the income statement using 1) an earnings per common share basic calculation and 2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations are as follows:




Year Ended December 31 (in millions)                             2001         2000         1999
-----------------------------------------------------------------------------------------------
Numerator: [millions]
Net income as used in basic calculation                        $590.1       $621.3       $460.3
Dividends on convertible preferred stock                          0.1          0.1          0.1
-----------------------------------------------------------------------------------------------
                                                               $590.2       $621.4       $460.4

Denominator: [number of shares]
Weighted-average shares, as used in basic calculation     188,624,613  191,257,414  197,817,053
Shares to cover conversion of preferred stock                 389,024      438,391      491,014
Shares to cover non-vested stock                               31,160       10,673      347,145
Average stock options outstanding during the period        16,624,905   13,652,143    8,464,229
Assumed acquisition of shares with assumed proceeds
and benefits from exercising stock options
(at average market price for the year).                   (13,163,012) (11,102,355)  (6,796,998)
Average deferred compensation shares                          796,575      664,551       95,236
-----------------------------------------------------------------------------------------------
Weighted-average shares, as used in diluted calculation   193,303,265  194,920,817  200,417,679
===============================================================================================



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

Details underlying the balance sheet caption "Net Unrealized Gain (Loss) on Securities Available-for-Sale," are as follows:



Year Ended December 31 (in millions)                             2001         2000
----------------------------------------------------------------------------------
Fair value of securities available-for-sale                 $28,816.2    $27,999.5
Cost of securities available-for-sale                        28,400.4     27,839.9
----------------------------------------------------------------------------------
Unrealized gain                                                 415.8        159.6
Adjustments to deferred acquisition costs                       (83.1)        74.8
Amounts required to satisfy policyholder commitments            (38.8)      (243.4)
Deferred income credits (taxes)                                 (98.2)        19.7
----------------------------------------------------------------------------------
Net unrealized gain (loss) on securities available-for-sale     195.7         10.7
Change in fair value of derivatives designated as a hedge in
2000 (classified as other investments)                             --          1.3
----------------------------------------------------------------------------------
Net unrealized gain (loss) on securities available-for-sale    $195.7        $12.0
==================================================================================


Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the Deferred Acquisition Costs asset line and included within the Insurance Policy and Claim Reserves line on the balance sheet, respectively.

Details underlying "Unrealized Gain (Loss) on Securities
Available-for-Sale, Net of Reclassification Adjustment" shown on the Consolidated Statements of Shareholder's Equity are as follows:




Year Ended December 31 (in millions)                             2001         2000         1999
-----------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
arising during the year                                        $345.4       $317.4    $(1,202.4)
Less: reclassification adjustment for gains (losses)
included in net income (1)                                       43.8        (60.9)        (3.0)
Less: Federal income tax expense (benefit)                      117.9        (99.4)      (181.3)
-----------------------------------------------------------------------------------------------
Unrealized gain (loss) on securities available-for-sale,
net of reclassification and Federal income tax expense
(benefit)                                                      $183.7       $477.7    $(1,018.1)
===============================================================================================

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.



The "Unrealized Gain on Derivative Instruments" component of other comprehensive income shown on the Consolidated Statements of Shareholders' Equity for 2001 is net of Federal income tax expense of $12.6 million ($9.5 million of the tax expense relates to the transition adjustment recorded in the first quarter of 2001 for the adoption of FAS 133) and adjustments to deferred amortization costs of $23.8 million ($18.3 million relates to the transition adjustment recorded for the adoption of FAS 133.)

The "Foreign Currency Translation" component of other comprehensive income shown on the Consolidated Statements of Shareholders' Equity is net of Federal income tax expense (benefit) of $(16.1) million, $(4.4) million and $(10.7) million for 2001, 2000 and 1999, respectively.

11. Acquisitions and Divestitures

On November 1, 1999, LNC closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, LNC transferred $490.4 million of cash to MetLife representing the statutory reserves transferred on this business, net of $18.5 million of purchase price consideration. In accordance with the accounting rules for indemnity reinsurance transactions, the gain on sale was deferred. At December 31, 2001, a deferred gain of $64.8 million related to this transaction is included in the overall deferred gain associated with the acquisition of LNC's reinsurance operations by Swiss Re and is being amortized at the rate that earnings are expected to emerge on this reinsured business.

On September 13, 1999, LNC announced that it had reached an agreement to purchase Alden Risk Management Services, the employer medical stop-loss business of the John Alden Life Insurance Company for $41.5 million in cash. The agreement also includes the purchase of a block of group life and accidental death and dismemberment business. The purchase closed on November 1, 1999. As of December 31, 1999, the application of purchase accounting to this block of business resulted in goodwill of $34.1 million and other intangible assets (i.e., present value of future service rights) of $13.7 million. This business was sold as part of Swiss Re's acquisition of LNC's reinsurance business on December 7, 2001. (See below for further discussion of this transaction.)

On March 30, 2000, LNC transferred its 49% share of Seguros Serfin Lincoln to its partner, Grupo Financiero Serfin S.A., for $100.5 million. The proceeds included the recovery of LNC's investment which freed up approximately $90.0 million of capital and included interest income of $14.1 million ($9.2 million after-tax).

On December 7, 2001, Swiss Re acquired LNC's reinsurance operation for $2.0 billion. In addition, LNC retained the capital supporting the reinsurance operation. After giving affect to the increased levels of capital needed within the Life Insurance and Annuity segments that result from the change in the ongoing mix of business under LNC's internal capital allocation models, the disposition of LNC's reinsurance operation has freed-up approximately $100 million of capital. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNC's reinsurance operation. An immediate gain of $15.0 million after-tax was recognized on the sale of the stock companies.

Under the indemnity reinsurance agreements, Swiss Re reinsured certain liabilities and obligations of LNC. Because LNC is not relieved of its legal liability to the ceding companies, in accordance with FAS 113, the liabilities and obligations associated with the reinsured contracts remain on the consolidated balance sheets of LNC with a corresponding reinsurance receivable from Swiss Re.

A gain of $723.1 million ($1.1 billion pre-tax) was generated under the indemnity reinsurance agreements. This gain was recorded as a deferred gain on LNC's consolidated balance sheet in accordance with the requirements of FAS 113 and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of seven to 15 years on a declining basis. During 2001, LNC recognized in Other Operations $5.0 million ($7.9 million pre-tax) of deferred gain amortization. In addition, LNC recognized $7.9 million ($12.5 million pre-tax) of accelerated deferred gain amortization relating to the fact that certain Canadian indemnity reinsurance contracts were novated after the sale, but prior to year-end.

LNC and Swiss Re have not agreed upon the final closing financial statements associated with the December 7, 2001 transactions. There are currently disputed matters of approximately $500 million, which relate primarily to personal accident business reserves and recoverables. LNC's ongoing indemnification to Swiss Re on the underlying reinsurance business is limited to the personal accident business. Pursuant to the purchase agreement, LNC's exposure is capped at $100 million ($65 million after-tax) for net future payments under the personal accident programs in excess of $148 million, which represents the personal accident liabilities net of the assets held for reinsurance recoverable at December 31, 2000. Up to $200 million of net payments in excess of the net liabilities will be shared on a 50/50 basis between LNC and Swiss Re. LNC has no continuing indemnification risk to Swiss Re on other reinsurance lines of business including disability income, HMO excess-of-loss, group carrier medical and property and casualty reinsurance lines.

Under the timeframe provided for within the acquisition agreement for dispute resolution, it is probable that the earliest point that these matters will be agreed upon would be the second quarter of 2002. If the parties are unable to reach agreement, and these matters go to arbitration, an ultimate resolution of these matters may take several additional months.

Upon reaching agreement as to the final closing financial statements, it is possible that LNC could record adjustments to realized gain or loss on the sale of subsidiaries, to net income, or to the amount of deferred gain associated with the Swiss Re transaction. Another aspect of a potential dispute resolution could result in LNC agreeing to transfer assets to Swiss Re until the adequacy of certain reserves and related recoverables can be determined. In that event, LNC's future investment income would be reduced to the extent that any such dispute resolution would result in Swiss Re's retention of the related investment income during the time frame that Swiss Re would hold the invested assets. While uncertainty exists as to how these disputed matters will finally be resolved, at the present time LNC believes the amounts reported within LNC's consolidated financial statements as of and for the year ended December 31, 2001 represent the best estimate of the ultimate outcome of Swiss Re's acquisition of LNC's reinsurance business.

While LNC has limited its indemnification to Swiss Re, as previously noted, under FAS 113 LNC will continue to report the reserves subject to the indemnity reinsurance agreements with Swiss Re on LNC's consolidated balance sheet with an offsetting reinsurance recoverable from Swiss Re. In the event that future developments indicate that the reserves related to certain businesses should be adjusted, LNC would be required under FAS 113 to recognize the changes in reserves in earnings in the period of change. Any change to the reinsurance recoverable from Swiss Re would be recorded as an adjustment to the amount of deferred gain.

In addition to the transactions completed on December 7, 2001, LNC has the right to "put" its interest in a subsidiary company containing LNC's disability income reinsurance business to Swiss Re during May 2002 for $10 million. Developments on the underlying disability income reinsurance business will not affect the price at which LNC may put the subsidiary company to Swiss Re. LNC is free to market this company to other buyers. If, prior to May 31, 2002, LNC is unable to sell this company to other bidders for more than $10 million, LNC intends to exercise the Swiss Re put. The $10 million exercise price is approximately equal to LNC's book basis in the subsidiary.

Approximately $565 million of the proceeds from the transaction will be used to pay taxes and associated deal costs, leaving LNC with $1.4 billion of after-tax net proceeds from Swiss Re. In addition, LNC has approximately $100 million of freed-up capital resulting from the reinsurance disposition. Prior to December 31, 2001, LNC used $115 million to repurchase shares of LNC stock and $166.3 million was used to reduce outstanding short-term debt. LNC may use the remainder of the proceeds to purchase another organization or block of business within the financial services industry or to repurchase its debt or stock. As LNC evaluates opportunities in the financial services industry, it will invest the proceeds in high quality, liquid investment instruments and may retire additional portions of its debt and repurchase shares of its common stock.

Effective with the closing of the transaction, the Reinsurance segment's results for the eleven months ended November 30, 2001 and the years ended December 31, 2000 and 1999 were moved into "Other Operations."




Earnings from LNC's reinsurance operations were as follows:

                                                        Eleven Months Ended         Year Ended December 31
Year Ended December 31 (in millions)                      November 30, 2001            2000         1999
----------------------------------------------------------------------------------------------------------
Revenue                                                       $1,681.3             $1,769.3       $1,829.7
Benefits and Expenses                                          1,505.3              1,592.2        1,769.3
----------------------------------------------------------------------------------------------------------
Income before Federal Income Taxes and Cumulative Effect
of Accounting Changes                                            176.0                177.1           60.4
Federal Income Taxes                                              59.0                 54.8           19.8
----------------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Changes            117.0                122.3           40.6
Cumulative Effect of Accounting Changes (after-tax)               (2.4)                  --             --
----------------------------------------------------------------------------------------------------------
Net Income                                                      $114.6               $122.3          $40.6
==========================================================================================================



12. Restructuring Charges

During 1998, LNC implemented a restructuring plan relating to the integration of existing life and annuity operations with the new business operations acquired from CIGNA, and a second restructuring plan related to downsizing LNC's corporate center operations. The aggregate charges associated with these two unrelated restructuring plans totaled $34.3 million after-tax ($52.8 million pre-tax) and were included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1998. These aggregate pre-tax costs include $19.6 million for employee severance and termination benefits, $9.9 million for asset impairments and $23.3 million for costs relating to exiting business activities. The CIGNA restructuring plan was completed in the first quarter of 2000. During the fourth quarter of 2000, $0.5 million (pre-tax) of the original charge to downsize LNC's corporate center operations was reversed. Through December 31, 2001, actual pre-tax costs of $56.1 million have been expended or written-off under these restructuring plans and a balance of $0.3 million pre-tax related to the downsizing of LNC's corporate center operations remains in the restructuring reserves for these 1998 plans. LNC anticipates that the remaining reserves will be utilized in completing this restructuring plan. Details of the 1998 restructuring plan related to the downsizing of LNC's corporate center operations are provided below.

During the fourth quarter of 1998, LNC completed an organizational expense review that centered around the size and make-up of the parent company. LNC recorded a restructuring charge of $22 million (pre-tax) relating to the restructuring plan that resulted from this review. The objectives of this restructuring plan are to realign the activities and functions conducted within the parent company, in light of the series of acquisitions and divestitures that LNC executed in recent years, and to reduce overall costs in response to increasing competitive pressures in the businesses that LNC operates. To achieve these objectives, the restructuring plan includes reductions in the number of corporate center employees along with a reduction in the size of LNC's facilities. The following activities and associated costs are included in this restructuring plan: (1) $8.9 million for severance and termination benefits related to the elimination of 143 positions; (2) $9.9 million for the write-off of leasehold improvements related to the abandoned facilities and other impaired assets; and (3) $3.2 million for rents on abandoned facilities. During the fourth quarter of 2000, $0.5 million (pre-tax) of the original restructuring charge was reversed due primarily to changes in severance costs and outplacement costs. More employees whose positions were eliminated under the restructuring plan found employment in other areas of LNC that had been originally anticipated; therefore, actual severance and outplacement costs were less than previously estimated. All expenditures for severance and termination benefits under the plan were completed in the fourth quarter of 2000. Expenditures for rents on abandoned facilities are expected to be completed by early 2002. Through December 31, 2001, $21.2 million (pre-tax) has been expended or written-off under this restructuring plan and 118 employees have been terminated.

In 1999, LNC implemented three different restructuring plans relating to 1) the downsizing and consolidation of the operations of Lynch & Mayer, Inc. ("Lynch & Mayer"), 2) the discontinuance of HMO excess-of-loss reinsurance programs and 3) the streamlining of Lincoln UK's operations. The aggregate charges associated with these three unrelated restructuring plans totaled $21.8 million after-tax ($31.8 million pre-tax) and were included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 1999. These aggregate pre-tax costs include $8.3 million for employee severance and termination benefits, $9.8 million for asset impairments and $13.7 million for costs relating to exiting business activities. Through December 31, 2001, actual pre-tax costs of $24.3 million have been expended or written-off under these restructuring plans. During the fourth quarter of 1999, $3.0 million (pre-tax) of the original charge recorded for the Lynch & Mayer restructuring plan was reversed due primarily to a change in estimate for space cost. This reversal reduced the reported fourth quarter 1999 restructuring charges. In addition, during the fourth quarter of 1999, $1.5 million (pre-tax) associated with lease terminations was released into income. During the fourth quarter of 2000, the Lynch & Mayer restructuring plan was completed and $0.3 million (pre-tax) of the original charge for the Lynch & Mayer was reversed. Also, during the fourth quarter of 2000, $1.0 million (pre-tax) of the original charge for the discontinuance of HMO excess-of-loss restructuring plan was reversed. During the fourth quarter of 2001, the remaining restructuring reserve of $0.2 million relating to the HMO excess-of-loss reinsurance programs was transferred to Swiss Re as part of its acquisition of LNC's reinsurance operations. As of December 31, 2001, a balance of $3.0 million (pre-tax) remains in the restructuring reserve for the Lincoln UK restructuring plan. LNC anticipates that the remaining reserve for this restructuring plan will be utilized. Details of the Lincoln UK restructuring plan are provided below.

During the fourth quarter of 1999, LNC recorded a restructuring charge in its Lincoln UK segment of $6.5 million after-tax ($10.0 million pre-tax). The objective of this restructuring plan is to reduce operating costs by consolidating and eliminating redundant staff functions and facilities. The restructuring plan identified the following activities and associated costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $3.9 million related to the elimination of 119 positions, and (2) other costs of $6.1 million primarily related to the remaining lease payments on closed facilities. Expenditures and write-offs under the restructuring plan began in the fourth quarter of 1999 and were completed in the 3rd quarter of 2001 except for lease payments on closed facilities which will continue until 2016. Through December 31, 2001, $7.0 million (pre-tax) has been expended or written-off under this restructuring plan and 112 positions have been eliminated.

During 2000, LNC implemented restructuring plans relating to 1) the downsizing and consolidation of the operations of Vantage Global Advisors, Inc. ("Vantage") 2) the exit of all direct sales and sales support operations of Lincoln UK and the consolidation of its Uxbridge home office with its Barnwood home office and 3) the downsizing and consolidation of the investment management operations of Lincoln Investment Management. The Vantage restructuring charge was recorded in the second quarter, the Lincoln UK restructuring was recorded in the third and fourth quarters, and the Lincoln Investment Management restructuring charge was recorded in the fourth quarter of 2000. The aggregate charges associated with all of these restructuring plans entered into during 2000 totaled $81.8 million after-tax ($107.4 million pre-tax). These charges were included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 2000. The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $33.8 million, write-off of impaired assets of $40.9 million and other exit costs of $32.7 million. During the fourth quarter of 2000, $0.6 million (pre-tax) of the original charge recorded for the Vantage restructuring plan was reversed as a reduction of restructuring costs. Actual pre-tax costs totaling $90.6 million have been expended or written off for these plans through December 31, 2001. As of December 31, 2001, a balance of $16.2 million (pre-tax) remains in the restructuring reserves for the Lincoln UK and Lincoln Investment Management plans and is expected to be utilized in the completion of the plans. Details of each of these 2000 restructuring plans are provided below.

During the second quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.7 million after-tax ($4.1 million pre-tax). The objective of this restructuring plan is to combine the structured products team of Delaware Management Holdings, Inc. ("Delaware") and Vantage in Philadelphia and consolidate the back office operations of Vantage into Delaware, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. The restructuring plan identified the following activities and associated pre-tax to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $2.3 million related to the elimination of 15 positions, (2) write-off of impaired assets of $1.4 million and (3) other costs of $0.4 million. Write-offs under the restructuring plan began in the second quarter of 2000. During the fourth quarter of 2000, LNC determined that part of rent expense related to abandoned office space included in (3) above would not be incurred due to the landlord allowing LNC to surrender the lease earlier than expected. In addition, Vantage determined that some of the termination benefit payments included in (1) above would not be required to be made. As a result, $0.6 million (pre-tax) of the original charge was reversed. This plan was completed during the fourth quarter of 2001. Through December 31, 2001, $3.5 million (pre-tax) has been written off under this restructuring plan and 13 positions have been eliminated under this restructuring plan.

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

The charges recorded in the third and fourth quarters of 2000 related to this restructuring plan were $40.5 million after-tax ($53.5 million pre-tax) and $36.1 million after-tax ($45.9 million pre-tax), respectively. The components of the pre-tax costs include employee severance and termination benefits of $29.8 million related to the elimination of 671 positions, write-off of impaired assets of $39.2 million and other costs to exit of $30.4 million. All expenditures under this plan except for those related to abandoned office facilities are expected to be completed by the end of 2001. Expenditures for rents on abandoned office facilities are expected to be completed by 2015. Through December 31, 2001, $85.4 million (pre-tax) has been expended or written-off under this restructuring plan and 671 positions have been eliminated. As of December 31, 2001, a balance of $14.0 million remains in the restructuring reserve for this plan.

During the fourth quarter of 2000, LNC recorded a restructuring charge in its Investment Management segment of $2.5 million after-tax ($3.9 million pre-tax). The objective of this restructuring plan is to combine the investment management operations of Lincoln Investment Management and Delaware in Philadelphia, in order to reduce ongoing operating costs and eliminate redundant facilities within this business segment. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the restructuring plan: (1) severance and termination benefits of $1.7 million related to the elimination of 19 positions, (2) write-off of impaired assets of $0.3 million and (3) other costs of $1.9 million (primarily lease payments on abandoned office space). Expenditures and write-offs under the restructuring plan began in the fourth quarter of 2000. All remaining expenditures under this restructuring plan are expected to be completed by the end of the first quarter 2002, except for lease payments on abandoned office space, which will continue until the end of the lease term in November 2014. As of December 31, 2001, $1.7 million (pre-tax) has been expended or written-off under this restructuring plan and 19 positions have been eliminated. As of December 31, 2001, a balance of $2.2 million remains in the restructuring reserve for this plan.

During 2001, LNC implemented restructuring plans relating to 1) the consolidation of the Syracuse operations of Lincoln Life & Annuity Company of New York into the Annuities segment operations in Fort Wayne, Indiana and Portland, Maine; 2) the elimination of duplicative functions in the Schaumburg, Illinois operations of First Penn-Pacific, and the absorption of these functions into the Annuities and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut; 3) the reorganization of the life wholesaling function within the independent planner distribution channel, consolidation of retirement wholesaling territories, and streamlining of the marketing and communications functions in LFD; 4) the reorganization and consolidation of the life insurance operations in Hartford, Connecticut related to the streamlining of underwriting and new business processes and the completion of outsourcing of administration of certain closed blocks of business 5) the consolidation of the Boston, Massachusetts investment office with the Philadelphia, Pennsylvania investment operations in order to eliminate redundant facilities and functions within the Investment Management segment 6) the combination of LFD channel oversight, positioning of LFD to take better advantage of ongoing "marketplace consolidation" and expansion of the customer base of wholesalers in certain non-productive territories and 7) the consolidation of operations and space in LNC's Fort Wayne, Indiana operations. In light of LNC's divestiture of its reinsurance operations, which were headquartered in Fort Wayne, excess space and printing capacity will not be used. The Syracuse restructuring charge was recorded in the first quarter of 2001, the Schaumburg, Illinois restructuring charge was recorded in the second quarter of 2001, the LFD restructuring charges were recorded in the second and fourth quarters of 2001, and the remaining restructuring charges were all recorded in the fourth quarter of 2001. The aggregate charges associated with all restructuring plans entered into during 2001 totaled $24.6 million after-tax ($38.0 million pre-tax) and were included in Underwriting, Acquisition, Insurance and Other Expenses on the Consolidated Statement of Income for the year ended December 31, 2001. The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $12.2 million, write-off of impaired assets of $3.3 million and other exit costs of $22.5 million primarily related to the termination of equipment leases ($1.4 million) and rent on abandoned office space ($20.0 million). Actual pre-tax costs totaling $6.3 million have been expended or written off for these plans through December 31, 2001. As of December 31, 2001, a balance of $31.9 million remains in the restructuring reserves for these plans and is expected to be utilized in the completion of the plans. Details of each of these 2001 restructuring plans are provided below.

During the first quarter of 2001, LNC recorded a restructuring charge in its Annuities segment of $0.65 million ($1.0 million pre-tax). The objective of this restructuring plan is to consolidate the Syracuse operations of Lincoln Life & Annuity Company of New York into the Annuities segment operations in Fort Wayne, Indiana and Portland, Maine, in order to reduce on-going operating costs and eliminate redundant facilities. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the plan: (1) severance and termination benefits of $0.8 million related to the elimination of 30 positions and (2) other costs of $0.2 million related primarily to lease payments on abandoned office space. Actual pre-tax costs totaling $1.2 million have been expended or written-off and 30 positions have been eliminated under this plan through December 31, 2001. The $0.2 million expended in excess of the restructuring charge was expensed as incurred. Expenditures under this restructuring plan are expected to be completed in the first quarter of 2002.

During the second quarter of 2001, LNC recorded restructuring charges in its Annuities and Life Insurance segments of $0.63 million ($0.97 million pre-tax) and $2.03 million ($3.12 million pre-tax), respectively, related to a restructuring plan for the Schaumburg, Illinois operations of First Penn-Pacific. The objective of this plan is to eliminate duplicative functions in Schaumburg, Illinois by transitioning them into the Annuities and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut, respectively, in order to reduce on-going operating costs. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the plan: (1) severance and termination benefits of $3.19 million related to the elimination of 27 positions and (2) other costs of $0.9 million. Actual pre-tax costs totaling $2.4 million have been expended or written-off and 24 positions have been eliminated under this plan through December 31, 2001. As of December 31, 2001, a balance of $1.69 million remains in the restructuring reserve for this plan. Expenditures under this plan are expected to be completed in the first quarter of 2004.

During the second quarter of 2001, LNC recorded a restructuring charge for LFD in "Other Operations" of $1.2 million ($1.8 million pre-tax). The objectives of this restructuring plan are to reorganize the life wholesaling function with the independent planner distribution channel, consolidate retirement wholesaling territories, and streamline the marketing and communications functions. The restructuring plan identified severance and termination benefits of $1.8 million (pre-tax) related to the elimination of 33 positions. Actual pre-tax costs totaling $1.3 million have been expended and 23 positions have been eliminated under this plan through December 31, 2001. As of December 31, 2001, a balance of $0.5 million remains in the restructuring reserve for this plan. Expenditures under this restructuring plan are expected to be completed in the second quarter of 2002.

During the fourth quarter of 2001, LNC recorded a restructuring charge in its Life Insurance segment of $1.5 million ($2.3 million pre-tax). The objectives of this restructuring plan are to reorganize and consolidate the life insurance operations in Hartford, Connecticut related to the streamlining of underwriting and new business processes and the completion of outsourcing of administration of certain closed blocks of business. The restructuring plan identified severance and termination benefits of $2.3 million (pre-tax) related to the elimination of 36 positions. Actual pre-tax costs totaling $0.2 million have been expended and 10 positions have been eliminated under this plan through December 31, 2001. As of December 31, 2001, a balance of $2.1 million remains in the restructuring reserve for this plan. Expenditures under this restructuring plan are expected to be completed in the first quarter of 2003.

During the fourth quarter of 2001, LNC recorded a restructuring charge in its Investment Management segment of $0.4 million ($0.6 million pre-tax). The objectives of this restructuring plan are to consolidate the Boston, Massachusetts investment office with the Philadelphia, Pennsylvania investment operations in order to eliminate redundant facilities and functions within the segment. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the plan: (1) write-off of impaired assets of $0.1 million and (2) other costs of $0.5 million primarily related to lease payments on abandoned office space. No costs have been expended or written-off under this plan through December 31, 2001. Expenditures under this plan are expected to be completed by the fourth quarter of 2005.

During the fourth quarter of 2001, LNC recorded a restructuring charge for LFD in "Other Operations" of $2.5 million ($3.8 million pre-tax). The objectives of this restructuring plan are to combine channel oversight, position LFD to take better advantage of ongoing "marketplace consolidation" and to expand the customer base of wholesalers in certain territories. The restructuring plan identified severance and termination benefits of $3.8 million (pre-tax) related to the elimination of 63 positions. Actual pre-tax costs totaling $1.2 million have been expended and 56 positions have been eliminated under this plan through December 31, 2001. As of December 31, 2001, a balance of $2.6 million remains in the restructuring reserve for this plan. Expenditures under this restructuring plan are expected to be completed in the fourth quarter of 2002.

During the fourth quarter of 2001, LNC recorded a restructuring charge in "Other Operations" of $15.8 million ($24.4 million pre-tax). The objectives of this restructuring plan are to consolidate operations and reduce excess space in LNC's Fort Wayne, Indiana operations. In light of LNC's divestiture of its reinsurance operations, which were headquartered in Fort Wayne, excess space and printing capacity will not be used. The restructuring plan identified the following activities and associated pre-tax costs to achieve the objectives of the plan: (1) severance and termination benefits of $0.3 million related to the elimination of 9 positions; (2) write-off of leasehold improvements of $3.2 million and (3) other costs of $20.9 million primarily related to termination of equipment leases ($1.4 million) and rent on abandoned office space ($19.5 million). No costs have been expended or written-off under this plan through December 31, 2001. Expenditures under this restructuring plan are expected to be completed in 2003, except for rent on abandoned office space, which will continue until 2014. LNC estimates an annual reduction in future operating expenses of $4.6 million (pre-tax) after the plan is fully implemented.


Report of Ernst & Young LLP, Independent Auditors

Board of Directors
Lincoln National Corporation

We have audited the accompanying consolidated balance sheets of Lincoln National Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln National Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 7 to the consoldiated financial statements, in 2001 the Corporation changed its method of accounting for derivative instruments and hedging activities as well as its method of accounting for impairment of certain investments.

/S/Ernst & Young LLP

Philadelphia, Pennsylvania
February 1, 2002




Stock Market and Dividend Information

The dividend on LNC's common stock is declared each quarter by LNC's Board of Directors. In determining dividends, the Board takes into consideration items such as LNC's financial condition, including current and expected earnings, projected cash flows and anticipated financing needs. The range of market prices and cash dividends declared by calendar quarter for the past two years are as follows:

Common Stock Data: (per share)    1st Qtr    2nd Qtr    3rd Qtr    4th Qtr
2001
High                              $48.250    $52.300    $52.750    $49.450
Low                                38.000     41.280     41.000     40.000

Dividend Declared                 $  .305    $  .305    $  .305    $  .320

2000
High                              $41.375    $40.063    $56.375    $50.938
Low                                22.625     29.000     35.625     40.875

Dividend Declared                 $  .290    $  .290    $  .290    $  .305

Notes:
At Dec. 31, 2001, the number of shareholders of record of LNC's common stock was 10,609.